As filed with the Securities and Exchange Commission on January 25, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Warner Music Group Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7900	13-4271875
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

WMG Holdings Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7900	13-4271878
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

75 Rockefeller Plaza

New York, NY 10019

(212) 275-2000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Paul M. Robinson, Esq.

Executive Vice President, General Counsel and Secretary

Warner Music Group Corp.

75 Rockefeller Plaza

New York, New York 10019

(212) 275-2000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Matthew E. Kaplan, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee (2)
13.75% Senior Notes due 2019	$150,000,000	100%	$150,000,000	$17,190(2)
Guarantee of 13.75% Senior Notes due 2019 by Warner Music Group Corp.	—	—	—	None(3)
Total	$150,000,000	100%	$150,000,000	$17,190

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	The registration fee has been calculated under Rule 457(f) of the Securities Act.
(3)	Warner Music Group Corp. will fully and unconditionally guarantee the senior notes being registered hereby. Pursuant to Rule 457(n) under the Securities Act, no separate fee for the guarantees is payable.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete this exchange offer or issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 25, 2012

PROSPECTUS

WMG Holdings Corp.

Offer to Exchange

$150,000,000 Outstanding 13.75% Senior Notes due 2019

for

$150,000,000 Registered 13.75% Senior Notes due 2019

WMG Holdings Corp. is offering to exchange the $150 million aggregate principal amount of outstanding 13.75% Senior Notes due 2019 (the “Old Notes”) for a like principal amount of registered 13.75% Senior Notes due 2019 (the “New Notes”).

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes and will not entitle their holders to registration rights.

The New Notes are fully and unconditionally guaranteed, on a senior unsecured basis by Warner Music Group Corp., the corporate parent of WMG Holdings Corp.

No public market currently exists for the Old Notes or the New Notes.

The exchange offer will expire at 5:00 p.m., New York City time, on                     , 2012 (the “Expiration Date”) unless we extend the Expiration Date. You should read the section called “The Exchange Offer” for further information on how to exchange your Old Notes for New Notes.

See “Risk Factors” beginning on page 17 for a discussion of risk factors that you should consider prior to tendering your Old Notes in the exchange offer and risk factors related to ownership of the Notes.

Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the Expiration Date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2012

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. Also, you should not assume that there has been no change in the affairs of Warner Music Group Corp. and its subsidiaries since the date of this prospectus.

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4, under the Securities Act of 1933, relating to the New Notes to be issued in the exchange offer. This prospectus includes as Annex A, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC on December 8, 2011. Investors are directed to this document included in this prospectus for information about us and our business. As permitted by the rules of the SEC, this prospectus omits information included in the registration statement.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F St., N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Warner Music Group Corp.

75 Rockefeller Plaza

New York, New York 10019

Attn: Investor Relations

(212) 275-2000

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by                     , 2012.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding our company, the New Notes being exchanged in this offering and the financial statements and the related notes appearing elsewhere in this prospectus. You should also carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to exchange your Notes.

In this prospectus, unless the context requires otherwise, (1) the terms “we,” “us,” “Warner” and “our” refer to Warner Music Group Corp. and its consolidated subsidiaries, (2) any reference to the “Issuer” is to (a) WM Holdings Finance Corp. prior to the consummation of the merger of WM Holdings Finance Corp. with and into WMG Holdings Corp. and (b) WMG Holdings Corp. (and not any of its subsidiaries) after the consummation of such merger, (3) the term “Warner Music Group” refers to Warner Music Group Corp., a Delaware corporation, which is the corporate parent of WMG Holdings Corp. and a Guarantor of the Notes and not any of its subsidiaries and (4) the term “Acquisition Corp.” refers to WMG Acquisition Corp. a Delaware corporation, which is a direct subsidiary of the Issuer.

Our Company

We are one of the world’s major music content companies. Our company is composed of two businesses: Recorded Music and Music Publishing. We believe we are the world’s third-largest recorded music company and also the world’s third-largest music publishing company. We are a global company, generating over half of our revenues in more than 50 countries outside of the U.S. We generated revenues of $2.869 billion during the twelve months ended September 30, 2011.

Our Recorded Music business produces revenue primarily through the marketing, sale and licensing of recorded music in various physical (such as CDs, LPs and DVDs) and digital (such as downloads, streaming, and ringtones) formats. We have one of the world’s largest and most diverse recorded music catalogs, including 28 of the top 100 best selling albums in the U.S. of all time. Our Recorded Music business also benefits from additional revenue streams associated with artists, including merchandising, sponsorships, touring and artist management. We often refer to these rights as “expanded rights” and to the recording agreements which provide us with participations in such rights as “expanded-rights deals” or “360° deals.” Prior to intersegment eliminations, our Recorded Music business generated revenues of $2.344 billion during the twelve months ended September 30, 2011.

Our Music Publishing business owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. We publish music across a broad range of musical styles. We hold rights in over one million copyrights from over 65,000 songwriters and composers. Prior to intersegment eliminations, our Music Publishing business generated revenues of $544 million during the twelve months ended September 30, 2011.

Our Business Strengths

We believe the following competitive strengths will enable us to grow our revenue and increase our margins and cash flow and to continue to generate recurring revenue through our diverse base of Recorded Music and Music Publishing assets:

Evergreen Catalog of Recorded Music Content, Library of Classic Songs and Vibrant Roster of Recording Artists and Songwriters.

We believe the depth and quality of our Recorded Music catalog and Music Publishing library stand out with a collection of owned and controlled evergreen recordings and songs that generate steady cash flows. We believe these assets demonstrate our historical success in developing talent and will help to attract future talent in order to enable our continued success. We have been able to consistently attract, develop and retain successful recording artists and songwriters. Our talented artist and repertoire (“A&R”) teams are focused on finding and nurturing future successful recording artists and songwriters, as evidenced by our roster of recording artists and songwriters and our recent successes in our Recorded Music and Music Publishing businesses. We believe our relative size, the strength and experience of our management team, our ability to respond to industry and consumer trends and challenges, our diverse array of genres, our large catalog of hit recordings and songs and our A&R skills will help us continue to generate steady cash flows.

Highly Diversified Revenue Base.

Our revenue base is derived largely from recurring sources such as our Recorded Music catalog and our Music Publishing library and new recordings and songs from our roster of recording artists and songwriters. In any given year, only a small percentage of our total revenue depends on recording artists and songwriters without an established track record and our revenue base does not depend on any single recording artist, songwriter, recording or song. We have built a large and diverse catalog of recordings and songs that covers a wide breadth of musical styles, including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, alternative, folk, blues, gospel and other Christian music. We are a significant player in each of our major geographic regions. Continuing to enter into additional expanded-rights deals will further diversify the revenue base of our Recorded Music business.

Flexible Cost Structure With Low Capital Expenditure Requirements.

We have a highly variable cost structure, with substantial discretionary spending and minimal capital requirements. We have contractual flexibility with regard to the timing and amounts of advances paid to existing recording artists and songwriters as well as discretion regarding future investment in new recording artists and songwriters, which further allows us to respond to changing industry conditions. The vast majority of our contracts cover multiple deliverables, most of which are only deliverable at our option. Our significant discretion with regard to the timing and expenditure of variable costs provides us with considerable latitude in managing our expenses. In addition, our capital expenditure requirements are predictable. We had an increased level of capital expenditures in fiscal year 2010 and 2011 as a result of several information technology infrastructure projects, including the delivery of an SAP enterprise resource planning application in the U.S. for fiscal year 2011 and improvements to our royalty systems for fiscal year 2012. We continue to seek sensible opportunities to convert fixed costs to variable costs (such as the sale of our CD and DVD manufacturing, packaging and physical distribution operations in 2003) and to enhance our effectiveness, flexibility, structure and performance by reducing and realigning long-term costs. We also continue to implement changes to better align our workforce with the changing nature of the music industry by continuing to shift resources from our physical sales channels to efforts focused on digital distribution and emerging technologies and other new revenue streams. In addition, we continue to look for opportunities to outsource additional back-office functions where it can make us more efficient, increase our capabilities and lower our costs.

Continued Transition to Higher-Margin Digital Platforms.

We derive revenue from different digital business models and products, including digital downloads of single audio tracks and albums, digital subscription services, interactive webcasting, video streaming and downloads and mobile music, in the form of ringtones, ringback tones and full-track downloads. We have established ourselves as a leader in the music industry’s transition to the digital era by expanding our distribution channels, including through internet cloud-based services, establishing a strong partnership portfolio and developing innovative products and initiatives to further leverage our content and rights. For the twelve months ended September 30, 2011, digital revenue represented approximately 33% of our Recorded Music revenue.

We believe that product innovation is crucial to digital growth. We have integrated the development of innovative digital products and strategies throughout our business and established a culture of product innovation across the company aimed at leveraging our assets to drive creative product development. Through our digital initiatives we have established strong relationships with our customers, developed new products and become a leader in the expanding worldwide digital music business. Due to the absence of certain costs associated with physical products, such as manufacturing, distribution, inventory and returns, we continue to experience higher margins on our digital product offerings than our physical product offerings.

Diversified, Growing and Higher-Margin Revenue Streams through Expanded-Rights Deals.

We have been expanding our relationships with recording artists to partner with them in other areas of their careers by entering into expanded-rights, or 360°, deals. Under these arrangements, we participate in sources of revenue outside of the recording artist’s record sales, such as live performances, merchandising, fan clubs, artist management and sponsorships. These opportunities have allowed us, and we believe will continue to allow us, to further diversify our revenue base and offset declines in revenue from physical record sales over time. Expanded-rights deals allow us to leverage our existing brand management infrastructure, generating higher incremental margins. As of the end of fiscal year 2011, we had expanded-rights deals in place with over 50% of our active global Recorded Music roster. The vast majority of these agreements have been signed with recording artists in the early stages of their careers. As a result, we expect the revenue streams derived from these deals to increase in value over time as we help recording artists on our active global Recorded Music roster gain prominence.

Experienced Management Team and Strategic Investor.

We have a strong management team that includes executives with a successful record of managing transitions in the recorded music industry. Edgar Bronfman, Jr., who currently serves as our Chairman of the Board, Lyor Cohen, who currently serves as our Chairman and CEO, Recorded Music, and many other members of top management have been with our company since its acquisition from Time Warner in 2004. Since that time, we have successfully implemented an A&R strategy that focuses on the return on investment (ROI) for each artist and songwriter. Our management team has also delivered strong results in our digital business, which, along with our efforts to diversify our revenue mix, is helping us transform our company. At the same time, management has remained vigilant in managing costs and maintaining financial flexibility. Stephen Cooper, who was appointed as our CEO in August 2011, has over 30 years of experience as a financial advisor, and has served as chairman or chief executive officer of various businesses. In connection with the appointment of Mr. Cooper as CEO, Mr. Bronfman was appointed Chairman in order to focus on strategy and growth opportunities. Mr. Bronfman has informed the Board of Directors that due to other commitments he intends to step down as Chairman, effective January 31, 2012. Subsequent to January 31, 2012, Mr. Bronfman will remain a director of Warner Music Group and a new Chairman will be appointed in due course. In January 2011, Cameron Strang was appointed CEO of our Music Publishing business following our purchase of Southside Independent Music Publishing, a company he founded in 2004.

In addition, following the consummation of the Merger (as defined below), we believe we will benefit from the extensive investment experience of our strategic owner, Access, a privately held, U.S.-based industrial group founded by Len Blavatnik. Access is a long-term, strategic investor with significant equity stakes in businesses with combined annual revenues of over $90 billion. Access has partnered with strong, proven management teams to provide strategic direction in its relationships with existing and previously owned companies.

Our Strategy

We intend to increase revenues and cash flow through the following business strategies:

Attract, Develop and Retain Established and Emerging Recording Artists and Songwriters.

A critical element of our strategy is to find, develop and retain recording artists and songwriters who achieve long-term success, and we intend to enhance the value of our assets by continuing to attract and develop new recording artists and songwriters with staying power and market potential. Our A&R teams seek to sign talented recording artists with strong potential, who will generate a meaningful level of revenues and increase the enduring value of our catalog by continuing to generate sales on an ongoing basis, with little additional marketing expenditure. We also work to identify promising songwriters who will write musical compositions that will augment the lasting value and stability of our music publishing library. We intend to evaluate our recording artist and songwriter rosters continually to ensure we remain focused on developing the most promising and profitable talent and remain committed to maintaining financial discipline in evaluating agreements with artists. We will also continue to evaluate opportunities to add to our catalog or acquire or make investments in companies engaged in businesses that are similar or complementary to ours on a selective basis.

Maximize the Value of Our Music Assets.

Our relationships with recording artists and songwriters, along with our recorded music catalog and our music publishing library are our most valuable assets. We intend to continue to exploit the value of these assets through a variety of distribution channels, formats and products to generate significant cash flow from our music content. We believe that the ability to monetize our music content should improve over time as new distribution channels and the number of formats increase. We will seek to exploit the potential of previously unmonetized content in new channels, formats and product offerings, including premium-priced album bundles and full-track video and full-track downloads on mobile phones. For example, we have a large catalog of music videos that we have yet to fully monetize, as well as unexploited album art, lyrics and B-side tracks that have never been released. We will also continue to work with our partners to explore creative approaches and constantly experiment with new deal structures and product offerings to take advantage of new distribution channels.

Capitalize on Digital Distribution.

Emerging digital formats should continue to produce new means for the distribution, exploitation and monetization of the assets of our Recorded Music and Music Publishing businesses. We believe that the continued development of legitimate online and mobile channels for the consumption of music content presents significant promise and opportunity for the music industry. Digital tracks and albums are not only reasonably priced for the consumer, but also offer a superior customer experience relative to illegal alternatives. Legitimate digital music is easy to use, fosters discovery, presents gift options, offers uncorrupted, high-quality song files and integrates seamlessly with popular portable music players such as Apple’s iPod/iPhone/iPad devices and smartphones which run on operating systems such as Google’s Android, RIM’s Blackberry and Microsoft’s Windows. Research conducted by NPD in December 2010 shows that legitimate digital music offerings are driving additional uptake. More than 40% of U.S. Internet consumers age 13+ who started buying or bought more digital albums in the year covered by the survey, and more than 30% who started buying or bought more digital tracks, did so in order to get content for their portable devices. Approximately 20%—30% of these consumers did so because it was easy to find music through digital music stores and services, because they had established a level of comfort with purchasing music through such services, and because they discovered more music through them; about a quarter received a digital gift card, or more digital gift cards than in the past, which encouraged such purchasing. We believe digital distribution will drive incremental Recorded Music catalog sales given the ability to offer enhanced presentation and searchability of our catalog.

We intend to continue to extend our global reach by executing deals with new partners and developing optimal business models that will enable us to monetize our content across various platforms, services and devices. Our research conducted in late 2009 shows that the average U.S. consumer actively uses 3.6 different means of consuming music, with online video services like YouTube and online radio services like Pandora having emerged as key outlets for music. Research conducted by NPD in December 2010 shows that more than two out of every five U.S. Internet consumers age 13+ listened to music via an online video site in the period covered by the 2010 survey, and more than a third listened to music via an online radio service. In addition, with worldwide smartphone users expected to reach nearly 1.4 billion by 2015, we expect that the mobile platform will represent an area of significant opportunity for music content. Figures from comScore’s September 2011 MobiLens data release show that the uptake of music among users of such phones is significant: three-month averages through September 2011 found that 45% of existing smartphone users in the U.S. and 41% of their counterparts across five major European territories (the U.K., Germany, France, Spain and Italy) listened to music downloaded and stored or streamed on their handsets from services such as iTunes, Pandora, iHeartRadio, Deezer, and Spotify in the periods covered by monthly surveys. We believe that demand for music-related products, services and applications that are optimized for smartphones as well as devices like Apple’s iPad will continue to grow with the continued development of these platforms.

Enter into Expanded-Rights Deals to Form Closer Relationships with Recording Artists and Capitalize on the Growth Areas of the Music Industry.

Since the end of calendar 2005, we have adopted a strategy of entering into expanded-rights deals with new recording artists. We have been very successful in entering into expanded-rights deals. This strategy has allowed us to create closer relationships with our recording artists through our provision of additional artist services and greater financial alignment. This strategy also has allowed us to diversify our Recorded Music revenue streams in order to capitalize on growth areas of the music industry such as merchandising, fan clubs, sponsorship and touring. We have built significant in-house resources through hiring and acquisitions in order to provide additional services to our recording artists and third-party recording artists. We believe this strategy will contribute to Recorded Music revenue growth over time.

Focus on Continued Management of Our Cost Structure.

We will continue to maintain a disciplined approach to cost management in our business and to pursue additional cost-savings with a focus on aligning our cost structure with our strategy and optimizing the implementation of our strategy. As part of this focus, we will continue to monitor industry conditions to ensure that our business remains aligned with industry trends. We will also continue to aggressively shift resources from our physical sales channels to efforts focused on digital distribution and other new revenue streams. As digital revenue makes up a greater portion of total revenue, we will manage our cost structure accordingly. In addition, we will continue to look for opportunities to convert fixed costs to variable costs through outsourcing certain functions. Our outsourcing initiatives are another component of our ongoing efforts to monitor our costs and to seek additional cost savings. As of the completion of our Merger (as defined below) on July 20, 2011, we have targeted cost-savings over the next nine fiscal quarters of $50 million to $65 million based on identified cost-savings initiatives and opportunities, including targeted savings expected to be realized as a result of shifting from a public to a private company, reduced expenses related to finance, legal and information technology and reduced expenses related to certain planned corporate restructuring initiatives.

Contain Digital Piracy.

Containing piracy is a major focus of the music industry and we, along with the rest of the industry, are taking multiple measures through the development of new business models, technological innovation, litigation, education and the promotion of legislation and voluntary agreements to combat piracy, including filing civil lawsuits, participating in education programs, lobbying for tougher anti-piracy legislation and international efforts to preserve the value of music copyrights. We also believe technologies geared towards degrading the illegal filesharing process and tracking the source of pirated music offer a means to reduce piracy. We believe these actions and technologies, in addition to the expansive growth of legitimate online and mobile music offerings, will help to limit the revenue lost to digital piracy.

The Transactions

The Acquisition

Pursuant to the Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), by and among Warner Music Group, AI Entertainment Holdings LLC (formerly Airplanes Music LLC), a Delaware limited liability company (“the Acquiror”) and an affiliate of Access Industries, Inc. (“Access”), and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Acquiror (“Merger Sub” and together with Warner Music Group and the Acquiror, the “Acquiring Parties”). Under the terms of the Merger Agreement, on July 20, 2011 (the “Closing Date”), Merger Sub merged with and into Warner Music Group with Warner Music Group surviving as a wholly-owned subsidiary of the Acquiror (the “Merger”).

On the Closing Date, in connection with the Merger, each outstanding share of common stock of Warner Music Group (other than any shares owned by Warner Music Group or its wholly-owned subsidiaries, or by the Acquiror and its affiliates, or by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, and shares of unvested restricted stock granted under Warner Music Group’s equity plan) was cancelled and converted automatically into the right to receive $8.25 in cash, without interest and less applicable withholding taxes (collectively, the “Merger Consideration”).

Equity contributions totaling approximately $1.1 billion from Access Industries Holdings LLC, together with (i) the proceeds from the sale of (a) $150 million aggregate principal amount of 9.50% Senior Secured Notes due 2016 (the “Secured WMG Notes”) initially issued by WM Finance Corp. (the “Initial OpCo Issuer”) which was merged with and into WMG Acquisition Corp. (the “OpCo Merger”), (b) $765 million aggregate principal amount of 11.50% Senior Notes due 2018 initially issued by the Initial OpCo Issuer (the “Unsecured WMG Notes” and together with the Secured WMG Notes, the “WMG Notes”) and (c) the Old Notes and (ii) cash on hand at Warner Music Group, were used, among other things, to finance the aggregate Merger Consideration, to make payments in satisfaction of other equity-based interests in Warner Music Group under the Merger Agreement, to repay certain of our then existing indebtedness and to pay related transaction fees and expenses.

The Financing Transactions

In connection with the Merger, Warner Music Group also refinanced certain of its existing consolidated indebtedness, including (i) the repurchase and redemption by the Issuer of its approximately $258 million in fully accreted principal amount outstanding 9.5% Senior Discount Notes due 2014 (the “Existing Holdings Notes”), and the satisfaction and discharge of the related indenture, and (ii) the repurchase and redemption by Acquisition Corp. of its $465 million in aggregate principal amount outstanding 7 3/8% Dollar-denominated Senior Subordinated Notes due 2014 and £100 million in aggregate principal amount of its outstanding 8 1/8% Sterling-denominated Senior Subordinated Notes due 2014 (the “Existing Acquisition Corp. Notes” and together with the Existing Holdings Notes, the “Existing Unsecured Notes”), and the satisfaction and discharge of the related indenture, and payment of related tender offer or call premiums and accrued interest on the Existing Unsecured Notes.

Also in connection with the Merger, Acquisition Corp. entered into a new senior secured revolving credit facility (the “Revolving Credit Facility”), which provides for commitments of up to $60 million. Amounts under the Revolving Credit Facility were undrawn at the Closing Date.

On the Closing Date, the Initial Holdings Issuer was merged with and into the Issuer, with the Issuer continuing as the surviving entity and the issuer of the Notes (the “Holdings Merger”). In connection with the Holdings Merger, the Issuer entered into a supplemental indenture to the indenture governing the Notes. As a result of such actions, the Issuer became the obligor under the Notes. In addition, on August 2, 2011, the Issuer entered into a Second Supplemental Indenture to the indenture governing the Notes (as so supplemented, the “Indenture”) and Warner Music Group issued a full and unconditional guarantee with respect to the Notes.

In May 2011, Acquisition Corp. received the requisite consents from holders of Acquisition Corp.’s existing $1.1 billion of 9.5% senior secured notes due 2016 (the “Existing Secured Notes”) to amend the indenture governing the Existing Secured Notes such that the Transactions (as defined below) would not constitute a “Change of Control” as defined therein.

The Merger, the making of the Equity Contribution, the closing of the issuance of the Old Notes and the closing of the issuance of the Secured WMG Notes and Unsecured WMG Notes, the entry into the Revolving Credit Facility, the repayment of the Existing Unsecured Notes pursuant to the tender offers and satisfaction and discharge of the related indentures, the payment of related costs, fees and expenses, the Holdings Merger and the OpCo Merger are referred to collectively as the “Transactions.”

Corporate Information

Warner Music Group Corp. is incorporated under the laws of the state of Delaware. Our principal executive office is located at 75 Rockefeller Plaza, New York, New York, and our telephone number is (212) 275-2000.

Ownership and Corporate Structure

The following diagram sets forth a summary of our corporate structure and the obligors under our indebtedness immediately following the completion of the Transactions. For a summary of the debt obligations referenced in this diagram, see “Description of Other Indebtedness” and “Description of Notes”.

(1)	Substantially all wholly-owned domestic subsidiaries (subject to customary exceptions) are guarantors under the Revolving Credit Facility and the WMG Notes.

Presentation of Financial Information

The financial statements included in this prospectus consist of the consolidated financial statements of Warner Music Group, the Issuer’s parent company and a guarantor of the Notes. Warner Music Group and the Issuer are holding companies that conduct substantially all of their business operations through the Issuer’s subsidiaries. The financial information of the Issuer is substantially identical to that of Warner Music Group Corp. except as reflected in the “Supplementary Information—Consolidating Financial Statements” included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A.

In accordance with United States Generally Accepted Accounting Principles (“GAAP”), we have separated our historical financial results for the period from July 20, 2011 to September 30, 2011 (“Successor”) and from October 1, 2010 to July 19, 2011 (“Predecessor”). Successor period and the Predecessor periods are presented on different bases and are, therefore, not comparable. However, we have also combined results for the Successor and Predecessor periods for 2011 in the presentations below (and presented as the results for the “twelve months ended September 30, 2011”) because, although such presentation is not in accordance with GAAP, we believe that it enables a meaningful comparison of results. The combined operating results have not been prepared on a pro forma basis under applicable regulations and may not reflect the actual results we would have achieved absent the Merger and the transactions related to the Merger and may not be predictive of future results of operations.

Certain Trademarks and Trade Names

This prospectus includes certain trademarks which are protected under applicable intellectual property laws and are our property or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Summary of the Terms of the Exchange Offer

The Notes	On July 20, 2011 (the “Issuance Date”), the Issuer issued and privately placed $150,000,000 aggregate principal amount of 13.75% Senior Notes due 2019 pursuant to exemptions from the registration requirements of the Securities Act. The Initial Purchasers for the Old Notes were Credit Suisse Securities (USA) LLC and UBS Securities LLC (the “Initial Purchasers”). When we use the term “Old Notes” in this prospectus, we mean the 13.75% Senior Notes due 2019 that were privately placed with the Initial Purchasers on July 20, 2011, and were not registered with the SEC.

When we use the term “New Notes” in this prospectus, we mean the 13.75% Senior Notes due 2019 registered with the SEC and offered hereby in exchange for the Old Notes. When we use the term “Notes” in this prospectus, the related discussion applies to both the Old Notes and the New Notes.

The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the New Notes are registered under the Securities Act and will not be subject to restrictions on transfer or contain provisions relating to additional interest, will bear a different CUSIP and ISIN number than the Old Notes and will not entitle their holders to registration rights.

The CUSIP numbers for the Old Notes are 92936F AA0 (Rule 144A) and U97142 AA8 (Regulation S). The CUSIP number for the New Notes is 92930M AG8.

The Exchange Offer	You may exchange Old Notes for a like principal amount of New Notes. The consummation of the exchange offer is not conditioned upon any minimum or maximum aggregate principal amount of Old Notes being tendered for exchange.

Resale of New Notes	We believe the New Notes that will be issued in the exchange offer may be resold by most investors without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to certain conditions. You should read the discussions under the headings “The Exchange Offer” and “Plan of Distribution” for further information regarding the exchange offer and resale of the New Notes.

Registration Rights Agreement

We have undertaken the exchange offer pursuant to the terms of the Registration Rights Agreement we entered into with the Initial Purchasers, dated as of July 20, 2011, (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, we agreed to use commercially reasonable efforts to consummate an exchange offer for the Old Notes pursuant to an effective registration statement or to cause resales of the Old Notes to be registered. We have filed this registration statement to meet our obligations under the Registration Rights Agreement. If we fail to satisfy our obligations under the Registration Rights Agreement, we will pay special interest to holders of the Old Notes under specified circumstances. See “Exchange Offer; Registration Rights.”

Consequences of Failure to Exchange the Old Notes	You will continue to hold Old Notes that remain subject to their existing transfer restrictions if:

•	you do not tender your Old Notes; or

•	you tender your Old Notes and they are not accepted for exchange.

We will have no obligation to register the Old Notes after we consummate the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Old Notes.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2012 (the “Expiration Date”), unless we extend it, in which case Expiration Date means the latest date and time to which the exchange offer is extended.

Interest on the New Notes	The New Notes will accrue interest from the most recent date to which interest has been paid or provided for on the Old Notes or, if no interest has been paid on the Old Notes, from the date of original issue of the Old Notes.

Conditions to the Exchange Offer	The exchange offer is subject to several customary conditions. Notwithstanding any other provision in the exchange offer, we shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the Expiration Date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the Expiration Date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights prior to 5:00 p.m., New York City time, on the Expiration Date shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to 5:00 p.m., New York City time, on the Expiration Date.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the

Notes under the Trust Indenture Act of 1939, as amended. Pursuant to the Registration Rights Agreement, we are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

See “The Exchange Offer—Conditions.” We reserve the right to terminate or amend the exchange offer at any time prior to the Expiration Date upon the occurrence of any of the foregoing events. If we make a material change to the terms of the exchange offer, we will, to the extent required by law, disseminate additional offer materials and will extend the exchange offer.

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must tender your Old Notes and do the following on or prior to the Expiration Date, unless you follow the procedures described under “The Exchange Offer—Guaranteed Delivery Procedures.”

•

if Old Notes are tendered in accordance with the book-entry procedures described under “The Exchange Offer—Book-Entry Transfer,” transmit an Agent’s Message to the Exchange Agent through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”), or

•	transmit a properly completed and duly executed letter of transmittal, or a facsimile copy thereof, to the Exchange Agent, including all other documents required by the letter of transmittal.

See “The Exchange Offer—Procedures for Tendering Old Notes.”

Guaranteed Delivery Procedures	If you wish to tender your Old Notes, but cannot properly do so prior to the Expiration Date, you may tender your Old Notes according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. To withdraw a tender of Old Notes, a notice of withdrawal must be actually received by the Exchange Agent at its address set forth in “The Exchange Offer—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Old Notes and Delivery of New Notes	Except in some circumstances, any and all Old Notes that are validly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. The New Notes issued pursuant to the exchange offer will be delivered promptly after such acceptance. See “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of New Notes.”

Material United States Federal Income Tax Considerations	We believe that the exchange of an Old Note for a New Note pursuant to the exchange offer will not be treated as a sale or exchange of the Old Note by a Holder (as defined in “Material United States Federal Income Tax Considerations”) for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Exchange Agent	Wells Fargo Bank, National Association is serving as the Exchange Agent (the “Exchange Agent”).

Summary of the Terms of the Notes

The terms of the New Notes offered in the exchange offer are identical in all material respects to the Old Notes, except that the New Notes:

•	are registered under the Securities Act and therefore will not be subject to restrictions on transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP number;

•	will not entitle their holders to registration rights; and

•	will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Old Notes.

Securities Offered	$150 million aggregate principal amount of 13.75% Senior Notes due 2019.

Maturity	October 1, 2019.

Interest	Interest is payable in cash on April 1 and October 1 of each year, beginning October 1, 2011.

Optional Redemption	Prior to October 1, 2015, the Issuer may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium as set forth under “Description of Notes—Optional Redemption.” Additionally, the Issuer may redeem the Notes, in whole or in part, at any time on or after October 1, 2015 at the redemption prices set forth under “Description of Notes—Optional Redemption.”

•	The Issuer pays 113.75% of the face amount of the Notes plus accrued and unpaid interest and special interest, if any;

•	The Issuer redeems the Notes within 90 days of completing the equity offering; and

•	at least 50% of the aggregate principal amount of the Notes originally issued remains outstanding afterwards.

See “Description of Notes—Optional Redemption.”

Change of Control	Upon a change of control (as defined under “Description of Notes”), the Issuer is required to make an offer to purchase the Notes. The purchase price will equal 101% of the principal amount of such notes on the date of purchase plus accrued and unpaid interest and special interest, if any. The Issuer may not have sufficient funds available at the time of any change of control to make any required debt repayment (including repurchases of the Notes). See “Risk Factors—Risk Factors Related to the Notes and the Exchange Offers—The Issuer may not be able to repurchase the notes upon a change of control.”

Asset Sale Proceeds	If the Issuer or its restricted subsidiaries engage in certain asset sales, the Issuer generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay certain indebtedness, prepay other senior debt or make an offer to purchase a principal amount of the Notes equal to the excess net cash proceeds. The purchase price of the Notes will be 100% of their principal amount, plus accrued and unpaid interest and special interest, if any, to the date of purchase in the event of any asset sale offer.

Ranking	The Notes are senior unsecured indebtedness of the Issuer and rank senior in right of payment to all existing and future subordinated indebtedness of the Issuer; are equal in right of payment with all existing and future senior indebtedness of the Issuer; are effectively junior to all existing and future secured indebtedness of the Issuer and its subsidiaries, including the Secured WMG Notes, the Existing Secured Notes and indebtedness under the Revolving Credit Facility, to the extent of the value of the assets securing such indebtedness; and are structurally subordinated to all existing and future indebtedness and other liabilities (other than certain intercompany obligations) of any subsidiary of the Issuer that does not guarantee the Notes.

Guarantees	The Notes are fully and unconditionally guaranteed on a senior unsecured basis by Warner Music Group. The Notes are not guaranteed by any subsidiary of the Issuer.

Certain Covenants	The Indenture contains covenants limiting the Issuer’s ability and the ability of most of its subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	create liens on certain debt;

•	pay dividends on or make distributions in respect of the Issuer’s capital stock or make investments or other restricted payments;

•	create restrictions on the ability of the Issuer’s restricted subsidiaries to pay dividends to the Issuer or make certain other intercompany transfers;

•	sell certain assets;

•	enter into certain transactions with the Issuer’s affiliates; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of the Issuer’s assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of Notes.”

Form and Denominations	The Notes were issued in minimum denominations of $2,000 and higher integral multiples of $1,000. The Notes are book-entry only and registered in the name of a nominee of DTC.

Risk Factors	Investing in the Notes involves substantial risks and uncertainties. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to purchase any Notes.

Ratio of Earnings to Fixed Charges

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Fiscal Year Ended September 30,
			2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	0.57x	0.09x	0.50x	0.76x	1.07x	1.21x

(1)	For purposes of calculating such ratios, “earnings” consist of the amount resulting from taking Net Loss attributable to WMG Music Group Corp. and adding back the following items: (a) income taxes, (b) loss from discontinued operations, and (c) fixed charges. “Fixed charges” consist of the amount resulting from adding the following: (a) interest expense including amortized premiums, discounts and financing fees, and (b) an estimate of the interest within rental expense (1/3 of annual rent expense).

RISK FACTORS

Investing in the Notes involves a high degree of risk. The risks and uncertainties described below may not be the only ones facing us. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of the Notes could fall, and you may lose all or part of the money you paid to buy such securities.

Risk Factors Related to Our Business

The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.

The industry began experiencing negative growth rates in 1999 on a global basis and the worldwide recorded music market has contracted considerably. Illegal downloading of music, CD-R piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers, and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While CD sales still generate most of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. However, new formats for selling recorded music product have been created, including the legal downloading of digital music and the distribution of music on mobile devices and revenue streams from these new channels have emerged. These new digital revenue streams are important as they are beginning to offset declines in physical sales and represent a growing area of our Recorded Music business. In addition, we are also taking steps to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, artist websites, merchandising, touring, ticketing and artist management. As our expansion into these new areas is recent, we cannot determine how our expansion into these new areas will impact our business. Despite the increase in digital sales, artist services revenues and expanded-rights revenues, revenues from these sources have yet to fully offset declining physical sales on a worldwide industry basis and it is too soon to determine the impact that sales of music through new channels might have on the industry or when the decline in physical sales might be offset by the increase in digital sales, artist services revenues and expanded-rights revenues. Accordingly, the recorded music industry performance may continue to negatively impact our operating results. While it is believed within the recorded music industry that growth in digital sales will re-establish a growth pattern for recorded music sales, the timing of the recovery cannot be established with accuracy nor can it be determined how these changes will affect individual markets. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our Recorded Music business. Additionally, a declining recorded music industry is also likely to have a negative impact on our Music Publishing business, which generates a significant portion of its revenues from mechanical royalties attributable to the sale of music in CD and other physical recorded music formats.

There may be downward pressure on our pricing and our profit margins and reductions in shelf space.

There are a variety of factors that could cause us to reduce our prices and reduce our profit margins. They are, among others, price competition from the sale of motion pictures in Blu-Ray/DVD-Video format and videogames, the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any changes in costs associated with new digital formats. In addition, we are currently dependent on a small number of leading online music stores, which allows them to significantly influence the prices we can charge in connection with the distribution of digital music. Over the course of the last decade, U.S. mass-market and other stores’ share of U.S. physical music sales has continued to grow. While we cannot predict how future competition will impact music retailers, as the music industry continues to transform it is possible that the share of music sales by mass-market retailers such as Wal-Mart and Target and online music stores such as Apple’s iTunes will continue to grow as a result of the decline of specialty music retailers, which could further increase their negotiating leverage. During the past several years, many specialty music retailers have gone out of business. The declining number of specialty music retailers may not only put pressure on profit margins, but could also impact catalog sales as mass-market retailers generally sell top chart albums only, with a limited range of back catalog. See “—We are substantially dependent on a limited number of online music stores, in particular Apple’s iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.”

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain artists and songwriters and by the existence or absence of superstar releases and by local economic conditions in the countries in which we operate.

We are dependent on identifying, signing and retaining recording artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among record companies for such talent is intense. Competition among record companies to sell records is also intense and the marketing expenditures necessary to compete have increased as well. We are also dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow. Our competitive position is dependent on our continuing ability to attract and develop artists whose work can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists under terms that are economically attractive to us. Our financial results may also be affected by the existence or absence of superstar artist releases during a particular period. Some music industry observers believe that the number of superstar acts with long-term appeal, both in terms of catalog sales and future releases, has declined in recent years. Additionally, our financial results are generally affected by the worldwide economic and retail environment, as well as the appeal of our Recorded Music catalog and our Music Publishing library.

We may have difficulty addressing the threats to our business associated with home copying and Internet downloading.

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to obtain and create unauthorized copies of our recordings in the form of, for example, “burned” CDs and MP3 files. For example, about 95% of the music downloaded in 2008, or more than 40 billion files, were illegal and not paid for, according to the International Federation of the Phonographic Industry (“IFPI”) 2009 Digital Music Report. IFPI, citing data from third-party company Envisional, also reported in its Recording Industry in Numbers 2011 publication that 23.8% of global Internet traffic is infringing. In addition, while growth of music-enabled mobile consumers offers distinct opportunities for music companies such as ours, it also opens the market up to certain risks from behaviors such as “sideloading” of unauthorized content and illegitimate user-created ringtones. A substantial portion of our revenue comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us. The impact of digital piracy on legitimate music sales is hard to quantify but we believe that illegal filesharing has a substantial negative impact on music sales. We are working to control this problem in a variety of ways including further litigation, by lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws, through graduated response programs achieved through cooperation with ISPs and legislation being advanced or considered in many countries, through technological measures and by establishing legitimate new media business models. We cannot give any assurances that such measures will be effective. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting our intellectual property (whether copyrights or other rights such as patents, trademarks and trade secrets) or our entertainment-related products or services, our results of operations, financial position and prospects may suffer.

Organized industrial piracy may lead to decreased sales.

The global organized commercial pirate trade is a significant threat to content industries, including the music sector. A study by Frontier Economics cited by IFPI, estimates that digitally pirated music, movies and software is valued at $30 billion to $75 billion. In addition, an economic study conducted by Tera Consultants in Europe found that if left unabated, digital piracy could result in an estimated loss of 240 billion Euros in retail revenues for the creative industries—including music—in Europe over the period from 2008—2015. Unauthorized copies and piracy have contributed to the decrease in the volume of legitimate sales and put pressure on the price of legitimate sales. They have had, and may continue to have, an adverse effect on our business.

Legitimate channels for digital distribution of our creative content are a recent development, and their impact on our business is unclear and may be adverse.

We have positioned ourselves to take advantage of online and mobile technology as a sales distribution channel and believe that the continued development of legitimate channels for digital music distribution holds promise for us in the future. Digital revenue streams of all kinds are important to offset continued declining revenue from physical CD sales industry-wide over time. However, legitimate channels for digital distribution are a recent development and we cannot predict their impact on our business. In digital formats, certain costs associated with physical products such as manufacturing, distribution, inventory and return costs do not apply. Partially eroding that benefit are increases in mechanical copyright royalties payable to music publishers that only apply in the digital space. While there are some digital-specific variable costs and infrastructure investments necessary to produce, market and sell music in digital formats, we believe it is reasonable to expect that we will generally derive a higher contribution margin from digital sales than physical sales. However, we cannot be sure that we will generally continue to achieve higher margins from digital sales. Any legitimate digital distribution channel that does develop may result in lower or less profitable sales for us than comparable physical sales. In addition, the transition to greater sales through digital channels introduces uncertainty regarding the potential impact of the “unbundling” of the album on our business. It remains unclear how consumer behavior will continue to change when customers are faced with more opportunities to purchase only favorite tracks from a given album rather than the entire album. In addition, if piracy continues unabated and legitimate digital distribution channels fail to gain consumer acceptance, our results of operations could be harmed. Furthermore, as new distribution channels continue to develop, we may have to implement systems to process royalties on new revenue streams for potential future distribution channels that are not currently known. These new distribution channels could also result in increases in the number of transactions that we need to process. If we are not able to successfully expand our processing capability or introduce technology to allow us to determine and pay royalty amounts due on these new types of transactions in a timely manner, we may experience processing delays or reduced accuracy as we increase the volume of our digital sales, which could have a negative effect on our relationships with artists and brand identity.

We are substantially dependent on a limited number of online music stores, in particular Apple’s iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.

We derive an increasing portion of our revenues from sales of music through digital distribution channels. We are currently dependent on a small number of leading online music stores that sell consumers digital music. Currently, the largest U.S. online music store, iTunes, typically charges U.S. consumers prices ranging from $0.69 to $1.29 per single-track download. We have limited ability to increase our wholesale prices to digital service providers for digital downloads as we believe Apple’s iTunes controls more than two-thirds of the legitimate digital music track download business in the U.S. If Apple’s iTunes were to adopt a lower pricing model or if there were structural change to other download pricing models, we may receive substantially less per download for our music, which could cause a material reduction in our revenues, unless it is offset by a corresponding increase in the number of downloads. Additionally, Apple’s iTunes and other online music stores at present accept and make available for sale all the recordings that we and other distributors deliver to them. However, if online stores in the future decide to limit the types or amount of music they will accept from music content owners like us, our revenues could be significantly reduced.

Our involvement in intellectual property litigation could adversely affect our business.

Our business is highly dependent upon intellectual property, an area that has encountered increased litigation in recent years. If we are alleged to infringe the intellectual property rights of a third party, any litigation to defend the claim could be costly and would divert the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any such litigation. If we were to lose a litigation relating to intellectual property, we could be forced to pay monetary damages and to cease the sale of certain products or the use of certain technology. Any of the foregoing may adversely affect our business.

Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.

Our net sales, operating income and profitability, like those of other companies in the music business, are largely affected by the number and quality of albums that we release or that include musical compositions published by us, timing of our release schedule and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. We report results of operations quarterly and our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments, which may result in significant fluctuations from period to period.

We may be unable to compete successfully in the highly competitive markets in which we operate and we may suffer reduced profits as a result.

The industries in which we operate are highly competitive, are subject to ongoing consolidation among major music companies, are based on consumer preferences and are rapidly changing. Additionally, they require substantial human and capital resources. We compete with other recorded music companies and music publishers to identify and sign new recording artists and songwriters who subsequently achieve long-term success and to renew agreements with established artists and songwriters. In addition, our competitors may from time to time reduce their prices in an effort to expand market share and introduce new services, or improve the quality of their products or services. We may lose business if we are unable to sign successful recording artists or songwriters or to match the prices or the quality of products and services, offered by our competitors. Our Recorded Music business competes not only with other recorded music companies, but also with the recorded music efforts of live events companies and recording artists who may choose to distribute their own works. Our Music Publishing business competes not only with other music publishing companies, but also with songwriters who publish their own works. Our Recorded Music business is to a large extent dependent on technological developments, including access to and selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, our Recorded Music business may be further adversely affected by technological developments that facilitate the piracy of music, such as Internet peer-to-peer filesharing and CD-R activity, by an inability to enforce our intellectual property rights in digital environments and by a failure to develop successful business models applicable to a digital environment. The Recorded Music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on DVD, the Internet and computer and videogames.

We may be materially and adversely affected by the acquisition of EMI’s recorded music division by Universal and the acquisition of EMI Music Publishing by a group including Sony Corporation of America (an affiliate of Sony/ATV).

In November 2011, Vivendi and its subsidiary, Universal Music Group (UMG), announced that it had signed with Citigroup, Inc. (“Citi”) a definitive agreement to purchase EMI’s recorded music division. The proposed acquisition would combine the largest and the fourth-largest recorded music companies. The transaction is subject to certain closing conditions, including regulatory approvals.

Also in November 2011, an investor group comprised of Sony Corporation of America (an affiliate of Sony/ATV), in conjunction with the Estate of Michael Jackson, Mubadala Development Company PJSC, Jynwel Capital Limited, the Blackstone Group’s GSO Capital Partners LP and David Geffen announced that they had signed with Citi a definitive agreement to purchase EMI Music Publishing. The proposed acquisition would combine the second- and fourth-largest music publishers. The transaction is subject to certain closing conditions, including regulatory approvals.

Should these transactions close, we cannot predict what impact they might have on the competitive landscape of the industries in which we operate or on our results of operations.

Our business operations in some foreign countries subject us to trends, developments or other events which may affect us adversely.

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country’s own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. However, our creative content does not necessarily enjoy universal appeal. As a result, our results can be affected not only by general industry trends, but also by trends, developments or other events in individual countries, including:

•	limited legal protection and enforcement of intellectual property rights;

•	restrictions on the repatriation of capital;

•	fluctuations in interest and foreign exchange rates;

•	differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

•

varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

•	exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;

•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	tariffs, duties, export controls and other trade barriers;

•	longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;

•	recessionary trends, inflation and instability of the financial markets;

•	higher interest rates; and

•	political instability.

We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing countries.

In addition, our results can be affected by trends, developments and other events in individual countries. There can be no assurance that in the future other country-specific trends, developments or other events will not have such a significant adverse effect on our business, results of operations or financial condition. Unfavorable conditions can depress sales in any given market and prompt promotional or other actions that affect our margins.

Our business may be adversely affected by competitive market conditions and we may not be able to execute our business strategy.

We intend to increase revenues and cash flow through a business strategy which requires us, among other things, to continue to maximize the value of our music assets, to significantly reduce costs to maximize flexibility and adjust to new realities of the market, to continue to act to contain digital piracy and to diversify our revenue streams into growing segments of the music business by entering into expanded-rights deals with recording artists and by operating our artist services businesses and to capitalize on digital distribution and emerging technologies.

Each of these initiatives requires sustained management focus, organization and coordination over significant periods of time. Each of these initiatives also requires success in building relationships with third parties and in anticipating and keeping up with technological developments and consumer preferences and may involve the implementation of new business models or distribution platforms. The results of our strategy and the success of our implementation of this strategy will not be known for some time in the future. If we are unable to implement our strategy successfully or properly react to changes in market conditions, our financial condition, results of operations and cash flows could be adversely affected.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.

Our success depends, in part, upon the continuing contributions of our executive officers. Although we have employment agreements with our executive officers, there is no guarantee that they will not leave. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects.

A significant portion of our Music Publishing revenues is subject to rate regulation either by government entities or by local third-party collection societies throughout the world and rates on other income streams may be set by arbitration proceedings, which may limit our profitability.

Mechanical royalties and performance royalties are the two largest sources of income to our Music Publishing business and mechanical royalties are a significant expense to our Recorded Music business. In the U.S., mechanical rates are set pursuant to an arbitration process under the U.S. Copyright Act unless rates are determined through voluntary industry negotiations and performance rates are set by performing rights societies and subject to challenge by performing rights licensees. Outside the U.S., mechanical and performance rates are typically negotiated on an industry-wide basis. The mechanical and performance rates set pursuant to such processes may adversely affect us by limiting our ability to increase the profitability of our Music Publishing business. If the mechanical rates are set too high it may also adversely affect us by limiting our ability to increase the profitability of our Recorded Music business. In addition, rates our Recorded Music business receives in the U.S. for, among other sources of income and potential income, webcasting and satellite radio are set by an arbitration process under the U.S. Copyright Act unless rates are determined through voluntary industry negotiations. It is important as sales shift from physical to diversified distribution channels that we receive fair value for all of the uses of our intellectual property as our business model now depends upon multiple revenue streams from multiple sources. If the rates for Recorded Music income sources that are established through legally prescribed rate-setting processes are set too low, it could have a material adverse impact on our Recorded Music business or our business prospects.

An impairment in the carrying value of goodwill or other intangible and long-lived assets could negatively affect our operating results and shareholders’ equity.

On September 30, 2011, we had $1.366 billion of goodwill and $102 million of indefinite-lived intangible assets. Financial Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and other (“ASC 350”) requires that we test these assets for impairment annually (or more frequently should indications of impairment arise) by estimating the fair value of each of our reporting units (calculated using a discounted cash flow method) and comparing that value to the reporting units’ carrying value. If the carrying value exceeds the fair value, there is a potential impairment and additional testing must be performed. In performing our annual tests and determining whether indications of impairment exist, we consider numerous factors including actual and projected operating results of each reporting unit, external market factors such as market prices for similar assets, the market capitalization of our stock, and trends in the music industry. As noted, the Merger was completed during the fourth quarter of the fiscal year ended September 30, 2011 and resulted in all assets and liabilities being recognized at fair value as of July 20, 2011. This eliminated the need for Warner Music Group to perform a separate annual assessment of the recoverability of its goodwill and intangibles. No indicators of impairment were identified during the Predecessor period that required Warner Music Group to perform an interim assessment or recoverability test, nor were any identified during the Successor period. However, future events may occur that could adversely affect the estimated fair value of our reporting units. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions and the impact of the economic environment on our operating results. Failure to achieve sufficient levels of cash flow at our reporting units could also result in impairment charges on goodwill and indefinite-lived intangible assets. If the value of the acquired goodwill or acquired indefinite-lived intangible assets is impaired, our operating results and shareholders’ equity could be adversely affected.

We also had $2.718 billion of definite-lived intangible assets as of September 30, 2011. FASB ASC Topic 360-10-35, (“ASC 360-10-35”) requires companies to review these assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If similar events occur as enumerated above such that we believe indicators of impairment are present, we would test for recoverability by comparing the carrying value of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset, which could result in an impairment charge. Any impairment charge recorded would negatively affect our operating results and shareholders’ equity.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

The reporting currency for our financial statements is the U.S. dollar. We have substantial assets, liabilities, revenues and costs denominated in currencies other than U.S. dollars. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. Prior to intersegment eliminations, approximately 60% of our revenues related to operations in foreign territories for the twelve months ended September 30, 2011. From time to time, we enter into foreign exchange contracts to hedge the risk of unfavorable foreign currency exchange rate movements. As of September 30, 2011, we have hedged a portion of our material foreign currency exposures related to royalty payments remitted between our foreign affiliates and our U.S. affiliates through the end of the current fiscal year.

We may not have full control and ability to direct the operations we conduct through joint ventures.

We currently have interests in a number of joint ventures and may in the future enter into further joint ventures as a means of conducting our business. In addition, we structure certain of our relationships with recording artists and songwriters as joint ventures. We may not be able to fully control the operations and the assets of our joint ventures, and we may not be able to make major decisions or may not be able to take timely actions with respect to our joint ventures unless our joint venture partners agree.

The enactment of legislation limiting the terms by which an individual can be bound under a “personal services” contract could impair our ability to retain the services of key artists.

California Labor Code Section 2855 (“Section 2855”) limits the duration of time any individual can be bound under a contract for “personal services” to a maximum of seven years. In 1987, Subsection (b) was added, which provides a limited exception to Section 2855 for recording contracts, creating a damages remedy for record companies. Legislation was introduced in New York in 2009 to create a statute similar to Section 2855 to limit contracts between artists and record companies to a term of seven years which term may be reduced to three years if the artist was not represented in the negotiation and execution of such contracts by qualified counsel experienced with entertainment industry law and practices, potentially affecting the duration of artist contracts. There is no assurance that California will not introduce legislation in the future seeking to repeal Subsection (b). The repeal of Subsection (b) of Section 2855 and/or the passage of legislation similar to Section 2855 by other states could materially affect our results of operations and financial position.

We face a potential loss of catalog if it is determined that recording artists have a right to recapture rights in their recordings under the U.S. Copyright Act.

The U.S. Copyright Act provides authors (or their heirs) a right to terminate U.S. licenses or assignments of rights in their copyrighted works in certain circumstances. This right does not apply to works that are “works made for hire.” Since the effective date of U.S. federal copyright protection for sound recordings (February 15, 1972), virtually all of our agreements with recording artists provide that such recording artists render services under a work-made-for-hire relationship. A termination right exists under the U.S. Copyright Act for U.S. rights in musical compositions that are not “works made for hire.” If any of our commercially available sound recordings were determined not to be “works made for hire,” then the recording artists (or their heirs) could have the right to terminate the U.S. federal copyright rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of release of a recording under a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting at the end of 56 years from the date of copyright). A termination of U.S. federal copyright rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) can terminate our U.S. rights in musical compositions. However, we believe the effect of those terminations is already reflected in the financial results of our Music Publishing business.

If we acquire, combine with or invest in other businesses, we will face certain risks inherent in such transactions.

We may pursue strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.

We have in the past considered and will continue to, from time to time, consider opportunistic strategic transactions, which could involve acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in businesses that are similar or complementary to ours. Any such strategic combination could be material. Any future strategic transaction could involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	potential loss of recording artists or songwriters from our rosters;

•	difficulty integrating the acquired businesses or segregating assets to be disposed of;

•	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses we may acquire;

•	reputational or other damages to our business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain anti-trust approval; and

•	changing our business profile in ways that could have unintended consequences.

If we enter into significant strategic transactions in the future, related accounting charges may affect our financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in our capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce our indebtedness or require the amendment or refinancing of our outstanding indebtedness or a portion thereof. We may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination that they will be completed in a timely manner, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. We also may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or our company as a whole.

We have outsourced our information technology infrastructure and certain finance and accounting functions and may outsource other back-office functions, which will make us more dependent upon third parties.

In an effort to make our information technology, or IT, more efficient and increase our IT capabilities and reduce potential disruptions, as well as generate cost savings, we signed a contract during fiscal year 2009 with a third-party service provider to outsource a significant portion of our IT infrastructure functions. This outsourcing initiative was a component of our ongoing strategy to monitor our costs and to seek additional cost savings. As a result, we rely on third parties to ensure that our IT needs are sufficiently met. This reliance subjects us to risks arising from the loss of control over IT processes, changes in pricing that may affect our operating results, and potentially, termination of provisions of these services by our supplier. In addition, in an effort to make our finance and accounting functions more efficient, as well as generate cost savings, we signed a contract during fiscal year 2009 with a third-party service provider to outsource certain finance and accounting functions. A failure of our service providers to perform services in a satisfactory manner may have a significant adverse effect on our business. We may outsource other back-office functions in the future, which would increase our reliance on third parties.

We have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future and our restructuring efforts may not be successful or generate expected cost savings.

The recorded music industry continues to undergo substantial change. These changes continue to have a substantial impact on our business. See “—The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.” Following the Time Warner acquisition in 2004, we implemented a broad restructuring plan in order to adapt our cost structure to the changing economics of the music industry. We continue to shift resources from our physical sales channels to efforts focused on digital distribution, emerging technologies and other new revenue streams. In addition, in order to help mitigate the effects of the recorded music transition, we continue our efforts to reduce overhead and manage our variable and fixed cost structure to minimize any impact. As of the completion of the Merger in July 2011, we have targeted cost-savings over the next nine fiscal quarters of $50 million to $65 million based on identified cost-savings initiatives and opportunities. There can be no assurances that these cost-savings will be achieved in full or at all.

We cannot be certain that we will not be required to implement further restructuring activities, make additions or other changes to our management or workforce based on other cost reduction measures or changes in the markets and industry in which we compete. Our inability to structure our operations based on evolving market conditions could impact our business. Restructuring activities can create unanticipated consequences and negative impacts on the business, and we cannot be sure that any future restructuring efforts will be successful or generate expected cost savings.

Access, which indirectly owns all of our outstanding capital stock following the consummation of the Merger, controls our company and may have conflicts of interest with the holders of our debt or us in the future. Access may also enter into, or cause us to enter into, strategic transactions that could change the nature or structure of our business, capital structure or credit profile.

Following the consummation of the Merger, Access indirectly owns all of our common stock, and the actions that Access undertakes as the sole ultimate shareholder may differ from or adversely affect the interests of debt holders. Because Access ultimately controls our voting shares and those of all of our subsidiaries, it has the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Access also has the power to direct us to engage in strategic transactions, with or involving other companies in our industry, including acquisitions, combinations or dispositions, and any such transaction could be material. Any such transaction would carry the risks set forth above under “—If we acquire, combine with or invest in other businesses, we will face certain risks inherent in such transactions.”

Additionally, Access is in the business of making investments in companies and is actively seeking to acquire interests in businesses that operate in our industry and may compete, directly or indirectly, with us. Access may also pursue acquisition opportunities that may be complementary to our business, which could have the effect of making such acquisition opportunities unavailable to us. Access could elect to cause us to enter into business combinations or other transactions with any business or businesses in our industry that Access may acquire or control, or we could become part of a group of companies organized under the ultimate common control of Access that may be operated in a manner different from the manner in which we have historically operated. Any such business combination transaction could require that we or such group of companies incur additional indebtedness, and could also require us or any acquired business to make divestitures of assets necessary or desirable to obtain regulatory approval for such transaction. The amounts of such additional indebtedness, and the size of any such divestitures, could be material. Access may also from time to time purchase outstanding indebtedness that we issued prior to, or in connection with, the Merger, and could also subsequently sell any such indebtedness. Any purchase or sale of such indebtedness, including the Notes, may affect the value of, trading price or liquidity of such indebtedness.

Finally, because we do not have any securities listed on a securities exchange following the consummation of the Merger and the related transactions, we are not subject to certain of the corporate governance requirements of any securities exchange, including any requirement to have any independent directors.

Our reliance on one company as the primary supplier for the manufacturing, packaging and physical distribution of our products in the U.S. and Canada and part of Europe could have an adverse impact on our ability to meet our manufacturing, packaging and physical distribution requirements.

We have recently renewed our agreements with Cinram. On November 16, 2010, we entered into a series of new agreements with Cinram and its affiliates including an agreement with Cinram Manufacturing LLC (formerly Cinram Manufacturing Inc.), Cinram Distribution LLC and Cinram International Inc. for the U.S. and Canada and an agreement with Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited for certain territories within the European Union. We entered into certain amendments to the agreements in January 2011. Both new agreements, as amended, now expire on January 31, 2014. The terms of the new agreements, as amended, remain substantially the same as the terms of the original 2003 agreements, as amended, but now provide us with the option to use third-party vendors at any time to fulfill our requirements for up to a certain percentage of the volume provided to us during the 2010 calendar year by Cinram (and up to a higher percentage upon the occurrence of certain events). In addition, we have expanded termination rights. As Cinram continues to be our primary supplier of manufacturing and distribution services in the U.S., Canada and part of Europe, our continued ability to meet our manufacturing, packaging and physical distribution requirements in those territories depends largely on Cinram’s continued successful operation in accordance with the service level requirements mandated by us in our service agreements. If, for any reason, Cinram were to fail to meet contractually required service levels, or were unable to otherwise continue to provide services, we may have difficulty satisfying our commitments to our wholesale and retail customers in the short term until we more fully transitioned to an alternate provider, which could have an adverse impact on our revenues. In February 2011, Cinram announced the successful completion of a refinancing and recapitalization transaction. Any future inability of Cinram to continue to provide services due to financial distress, refinancing issues or otherwise could also require us to switch to substitute suppliers of these services for more services than currently planned. Even though our agreements with Cinram give us a right to terminate based upon failure to meet mandated service levels and now also permit us to use third-party vendors for a portion of our service requirements, and although there are several capable substitute suppliers, it might be costly for us to switch to substitute suppliers for any such services, particularly in the short term, and the delay and transition time associated with finding substitute suppliers could also have an adverse impact on our revenues.

Risk Factors Related to the Notes and the Exchange Offers

The Issuer may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payments on the Notes.

The Issuer is a holding company, and as such has no independent operations or material assets other than its ownership of equity interests in its subsidiaries, including Acquisition Corp., and its subsidiaries’ contractual arrangements, and it will depend on its subsidiaries to distribute funds to it so that it may pay its obligations and expenses, including satisfying its obligations under the Notes. The Issuer’s ability to make payments on the Notes is dependent on the earnings and the distribution of funds from its subsidiaries. The ability of the Issuer’s subsidiaries to make distributions, dividends or advances to it will depend on their future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which they may be subject. The agreements governing our indebtedness restrict distributions, dividends or loans from us and our subsidiaries to the Issuer, and under the terms of the Indenture, we and our subsidiaries are permitted to incur certain additional indebtedness that may restrict distributions, dividends or loans from us or those subsidiaries to the Issuer. We and the Issuer cannot assure you that the agreements governing our current and future indebtedness will permit us to provide the Issuer with sufficient dividends, distributions or loans to fund payments on the Notes when due.

Furthermore, none of the Issuer’s subsidiary companies, including Acquisition Corp. is under any obligation to guarantee the Notes. The Notes are therefore structurally subordinated to any existing or future indebtedness and other liabilities of the Issuer in the absence of any guarantee of the Notes by Acquisition Corp. In the event of a bankruptcy, liquidation or reorganization of any of Acquisition Corp. or its subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of claims from the assets of that company before any assets are or could be made available for distribution to the Issuer. The Notes are also effectively subordinated to the secured indebtedness of the Issuer’s subsidiaries, including Acquisition Corp., to the extent of the value of the assets securing such indebtedness. As of September 30, 2011, Acquisition Corp. had approximately $1,319 million of secured indebtedness represented by the Secured WMG Notes and the Existing Secured Notes, with up to $60 million available for future borrowings under the Revolving Credit Facility. As of September 30, 2011, Acquisition Corp. and its subsidiaries had $2,067 million in aggregate principal amount of indebtedness.

You may have difficulty in selling the Notes that you do not exchange.

If you do not exchange your Old Notes for the New Notes offered in the exchange offer, your Old Notes will continue to be subject to significant transfer restrictions. Those transfer restrictions are described in the Indenture and arose because the Old Notes were originally issued under exemptions from the registration requirements of the Securities Act.

The Old Notes may not be offered, sold or otherwise transferred, except in compliance with the registration requirements of the Securities Act, pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the registration requirements of the Securities Act, and in compliance with state securities laws. The issuer did not register the Old Notes under the Securities Act, and it does not intend to do so. If you do not exchange your Old Notes, your ability to sell those Notes will be significantly limited.

If a large number of outstanding Old Notes are exchanged for New Notes issued in the exchange offer, it may be more difficult for you to sell your unexchanged Old Notes due to the limited amounts of Old Notes that would remain outstanding following the exchange offer.

Old Notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your Old Notes will continue to be subject to existing transfer restrictions and you may not be able to sell your Old Notes.

We will not accept Old Notes for exchange if you do not follow the proper exchange offer procedures. We will issue New Notes as part of the exchange offer only after a timely receipt of your Old Notes. We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If there are defects or irregularities with respect to your tender of outstanding notes, we may not accept your outstanding notes for exchange. Therefore, if you want to tender your Old Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Old Notes and any other required documents by the Expiration Date, we will not accept your Old Notes for exchange. For more information, see “The Exchange Offer—Procedures for Tendering.”

Because there is no public market for the New Notes, you may not be able to resell your New Notes.

The New Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their New Notes; or

•	the price at which the holders would be able to sell their New Notes.

If a trading market were to develop, the New Notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

Certain affiliates of Warner have in the past purchased, and may in the future purchase, debt securities of Warner, including the Old Notes, which could limit the liquidity of or the trading prices for the New Notes.

Certain affiliates of Warner have in the past purchased, and may in the future purchase, debt securities of Warner, including the Old Notes. Affiliates of the Issuer that hold Old Notes are not permitted to participate in the exchange offer and, as a result, any Old Notes held by Affiliates of the Issuer will remain outstanding and subject to certain existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. Any Old Notes that remain outstanding and are not exchanged in the exchange offer may limit the liquidity of the New Notes and could adversely affect the trading prices of the New Notes.

Our substantial leverage on a consolidated basis could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of September 30, 2011, our total consolidated indebtedness was $2.217 billion. In addition, we would have been able to borrow up to $60 million under our Revolving Credit Facility.

Our high degree of leverage could have important consequences for our investors. For example, it may:

•	make it more difficult for us to make payments on our indebtedness;

•	increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility;

•	expose us to the risk of increased interest rates because any borrowings we make under the Revolving Credit Facility will bear interest at variable rates;

•	require us to use a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures and other expenses;

•

limit our ability to refinance existing indebtedness on favorable terms or at all or borrow additional funds in the future for, among other things, working capital, acquisitions or debt service requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less indebtedness; and

•	limit our ability to borrow additional funds that may be needed to operate and expand our business.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the indentures relating to our outstanding notes and the Revolving Credit Facility. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

The Issuer will rely on its direct subsidiary Acquisition Corp. and its subsidiaries to make payments on its borrowings. If Acquisition Corp. does not dividend funds to the Issuer in an amount sufficient to make such payments, if necessary in the future, the Issuer may default under the indenture governing the Notes, which would result in all such notes becoming due and payable. Because Acquisition Corp.’s debt agreements have covenants that limit its ability to make payments to the Issuer, the Issuer may not have access to funds in an amount sufficient to service its indebtedness.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The indentures governing our outstanding notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability, the Issuer’s ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred shares;

•	create liens on certain debt;

•	pay dividends on or make distributions in respect of our capital stock or make investments or other restricted payments;

•	sell certain assets;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make certain other intercompany transfers;

•	enter into certain transactions with our affiliates; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

In addition, the credit agreement governing the Revolving Credit Facility contains a number of covenants that limits Acquisition Corp.’s ability and the ability of its restricted subsidiaries to:

•	pay dividends on, and redeem and purchase, equity interests;

•	make other restricted payments;

•	make prepayments on, redeem or repurchase certain debt;

•	incur certain liens;

•	make certain loans and investments;

•	incur certain additional debt;

•	enter into guarantees and hedging arrangements;

•	enter into mergers, acquisitions and asset sales;

•	enter into transactions with affiliates;

•	change the business we and our subsidiaries conduct;

•	restrict the ability of our subsidiaries to pay dividends or make distributions;

•	amend the terms of subordinated debt and unsecured bonds; and

•	make certain capital expenditures.

The ability of Acquisition Corp. to borrow additional amounts under the Revolving Credit Facility will depend upon satisfaction of these covenants. Events beyond our control can affect our ability to meet these covenants.

Our failure to comply with obligations under the instruments governing our indebtedness may result in an event of default under such instruments. We cannot be certain that we will have funds available to remedy these defaults. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

All of these restrictions could affect our ability to operate our business or may limit our ability to take advantage of potential business opportunities as they arise.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments in recording artists and songwriters, capital expenditures or dividends, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing our outstanding notes restrict our ability to dispose of assets and use the proceeds from dispositions. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If we or our subsidiaries default on our or their obligations to pay our or their indebtedness, the Issuer may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including a default under the Revolving Credit Facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us and/or the Issuer unable to pay principal, premium, if any, and interest on the Notes and our other indebtedness when due and substantially decrease the market value of the Notes and our other indebtedness.

If we or our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our or the Issuer’s indebtedness, or if we or the Issuer otherwise fail to comply with the various covenants in the instruments governing our or the Issuer’s indebtedness (including covenants in the credit agreement governing the Revolving Credit Facility or the indentures governing our indebtedness, including the Indenture), we or the Issuer could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Revolving Credit Facility could elect to terminate their commitments thereunder and cease making further loans, and holders of such indebtedness that is secured could institute foreclosure proceedings against our assets, which could further result in a cross-default or cross-acceleration of our debt issued under other instruments, and we could be forced into bankruptcy or liquidation. If amounts outstanding under the Revolving Credit Facility, the Notes, our other indebtedness or other debt of our subsidiaries are accelerated, all our non-guarantor subsidiaries’ debt and liabilities would be payable from our subsidiaries’ assets, prior to any distributions of our subsidiaries’ assets to pay interest and principal on the Notes and our other indebtedness, and we and/or the Issuer might not be able to repay or make any payments on the Notes and our other indebtedness.

The Issuer may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of a change of control event specified in the Indenture, the Issuer, will be required to offer to repurchase all outstanding Notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the date of repurchase. It is possible, however, that the Issuer would not have sufficient funds available at the time of the change of control to make the required repurchase of Notes. We may be unable to repay all of that indebtedness or to obtain such consent. Any requirement to offer to repurchase outstanding Notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. A change of control may constitute an event of default under the Revolving Credit Facility. In addition, the Issuer’s failure to repurchase the Notes after a change of control in accordance with the terms of the Indenture would constitute an event of default under the Indenture, which in turn would result in a default under the Revolving Credit Facility, resulting in the acceleration of the indebtedness represented by the Notes and under the Revolving Credit Facility.

Certain corporate events may not trigger a change of control event, in which case the Issuer will not be required to redeem the Notes.

The Indenture permits the Issuer to engage in certain important corporate events that would increase indebtedness or alter our business but would not constitute a “Change of Control” as defined in the Indenture. If we effected a leveraged recapitalization or other such non-change of control transaction that resulted in an increase in indebtedness or fundamentally changed our business, the Issuer’s ability to make payments on the Notes would be adversely affected. However, the Issuer would not be required to redeem the Notes, and you might be required to continue to hold your Notes, despite the Issuer’s decreased ability to meet its obligations under the Notes.

The definition of Change of Control includes a disposition of “all or substantially all of our assets.” Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether the Issuer is required to make an offer to repurchase the Notes.

A reduction in our credit ratings could impact our cost of capital.

Although reductions in our debt ratings may not have an immediate impact on the cost of debt or our liquidity, they may impact the cost of debt and liquidity over the medium term and future access at a reasonable rate to the debt markets may be adversely impacted.

Federal and state fraudulent transfer laws may permit a court to void the Notes and/or the guarantee of the Notes, and if that occurs, you may not receive any payments on the Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of the guarantee of the Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Notes or the guarantee thereof could be voided as a fraudulent transfer or conveyance if we or the Issuer, as applicable, (a) issued the Notes or incurred the guarantee with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantee and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or the Issuer, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantee;

•	the issuance of the Notes or the incurrence of the guarantee left us or the Issuer, as applicable, with an unreasonably small amount of capital or assets to carry on its business; or

•	we or the Issuer intended to, or believed that we or the Issuer would, incur debts beyond our or the Issuer’s ability to pay as they mature.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that we did not receive reasonably equivalent value or fair consideration for our guarantee to the extent we did not obtain a reasonably equivalent benefit from the issuance of the Notes.

We cannot be certain as to the standards a court would use to determine whether we or not the Issuer, were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes or the guarantee of the Notes would be subordinated to our, the Issuer’s other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the Notes or the incurrence of a guarantee of the Notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or that guarantee, subordinate the Notes or that guarantee to presently existing and future indebtedness of the applicable obligor or require the holders of the Notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, with respect to your Notes, you may not receive any repayment on the Notes.

The Indenture contains a “savings clause” intended to limit each subsidiary guarantor’s liability under its guarantee to the maximum amount that it could incur without causing the guarantee to be a fraudulent transfer under applicable law. There can be no assurance that this provision will be upheld as intended.

Certain restrictive covenants in the Indenture will not apply during any time that the Notes achieve investment grade ratings.

Most of the restrictive covenants in the Indenture will not apply during any time that the Notes achieve investment grade ratings from Moody’s Investment Service, Inc. and Standard & Poor’s, and no default or event of default has occurred. If these restrictive covenants cease to apply, the Issuer may take actions, such as incurring additional debt or making certain dividends or distributions, which would otherwise be prohibited under the Indenture. Ratings are given by these rating agencies based upon analyses that include many subjective factors. The investment grade ratings, if granted, may not reflect all of the factors that would be important to holders of the Notes.

The pro forma financial information in this prospectus may not be reflective of our operating results and financial conditions following the Transactions.

The pro forma financial information included in this prospectus is derived from our historical consolidated financial statements. The preparation of this pro forma information is based upon certain assumptions and estimates. This pro forma information may not reflect what our results of operations, financial position and cash flows would have been had the Transactions and specified adjustments occurred during the periods presented or what our results of operations, financial position and cash flows will be in the future. The pro forma information contained in this prospectus is based on adjustments that we believe are reasonable; however, our estimate of these adjustments may differ from actual amounts, and any such differences may be material.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, cost savings, industry trends and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Such statements include, among others, statements regarding our ability to develop talent and attract future talent, our ability to reduce future capital expenditures, our ability to monetize our music content, including through new distribution channels and formats to capitalize on the growth areas of the music industry, our ability to effectively deploy our capital, the development of digital music and the effect of digital distribution channels on our business, including whether we will be able to achieve higher margins from digital sales, the success of strategic actions we are taking to accelerate our transformation as we redefine our role in the music industry, the effectiveness of our ongoing efforts to reduce overhead expenditures and manage our variable and fixed cost structure and our ability to generate expected cost savings from such efforts, our success in limiting piracy, our ability to compete in the highly competitive markets in which we operate, the growth of the music industry and the effect of our and the music industry’s efforts to combat piracy on the industry, our intention to pay dividends or repurchase our outstanding notes in open market purchases, privately or otherwise, the impact on us of potential strategic transactions, our ability to fund our future capital needs and the effect of litigation on us. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Additionally, important factors could cause our actual results to differ materially from the forward-looking statements we make in this prospectus. As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

•	litigation in respect of the Merger;

•	disruption from the Merger and the transactions related to the Merger making it more difficult to maintain certain strategic relationships;

•	risks relating to recent or future ratings agency actions or downgrades as a result of the Merger and the transactions related to the Merger or for any other reason;

•	reduced access to capital markets as the result of the delisting of the our common stock on the New York Stock Exchange following consummation of the Merger;

•

the impact of our substantial leverage, including the increase associated with additional indebtedness incurred in connection with the Merger and the transactions related to the Merger, on our ability to raise additional capital to fund our operations, on our ability to react to changes in the economy or our industry and on our ability to meet our obligations under our indebtedness;

•	our ability to achieve expected or targeted cost savings following consummation of the Merger;

•	the continued decline in the global recorded music industry and the rate of overall decline in the music industry;

•	our ability to continue to identify, sign and retain desirable talent at manageable costs;

•	the threat posed to our business by piracy of music by means of home CD-R activity, Internet peer-to-peer filesharing and sideloading of unauthorized content;

•	the significant threat posed to our business and the music industry by organized industrial piracy;

•	the popular demand for particular recording artists and/or songwriters and albums and the timely completion of albums by major recording artists and/or songwriters;

•	the diversity and quality of our portfolio of songwriters;

•	the diversity and quality of our album releases;

•	significant fluctuations in our results of operations and cash flows due to the nature of our business;

•	our involvement in intellectual property litigation;

•	the possible downward pressure on our pricing and profit margins;

•	our ability to continue to enforce our intellectual property rights in digital environments;

•

the ability to develop a successful business model applicable to a digital environment and to enter into expanded-rights deals with recording artists in order to broaden our revenue streams in growing segments of the music business;

•	the impact of heightened and intensive competition in the recorded music and music publishing businesses and our inability to execute our business strategy;

•	risks associated with our non-U.S. operations, including limited legal protections of our intellectual property rights and restrictions on the repatriation of capital;

•	the impact of legitimate music distribution on the Internet or the introduction of other new music distribution formats;

•	the reliance on a limited number of online music stores and their ability to significantly influence the pricing structure for online music stores;

•	the impact of rate regulations on our Recorded Music and Music Publishing businesses;

•	the impact of rates on other income streams that may be set by arbitration proceedings on our business;

•	the impact an impairment in the carrying value of goodwill or other intangible and long-lived assets could have on our operating results and shareholders’ equity;

•	risks associated with the fluctuations in foreign currency exchange rates;

•	our ability and the ability of our joint venture partners to operate our existing joint ventures satisfactorily;

•	the enactment of legislation limiting the terms by which an individual can be bound under a “personal services” contract;

•	potential loss of catalog if it is determined that recording artists have a right to recapture recordings under the U.S. Copyright Act;

•	changes in law and government regulations;

•	trends that affect the end uses of our musical compositions (which include uses in broadcast radio and television, film and advertising businesses);

•	the growth of other products that compete for the disposable income of consumers;

•	the impact on the competitive landscape of the music industry from the announced sale of EMI’s recorded music and music publishing businesses.

•	risks inherent in relying on one supplier for manufacturing, packaging and distribution services in North America and Europe;

•

risks inherent in our acquiring or investing in other businesses including our ability to successfully manage new businesses that we may acquire as we diversify revenue streams within the music industry;

•

the fact that we have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future and our restructuring efforts may not be successful or generate expected cost savings;

•

the fact that we are outsourcing certain back-office functions, such as IT infrastructure and development and certain finance and accounting functions, which will make us more dependent upon third parties;

•	the possibility that our owners’ interests will conflict with ours or yours;

•	failure to attract and retain key personnel; and

•	risks related to other factors discussed under “Risk Factors” in this prospectus.

Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. You should read carefully the factors described in the “Risk Factors” section of this prospectus to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

THE EXCHANGE OFFER

Pursuant to the Registration Rights Agreement, we agreed, at our own cost, to use commercially reasonable efforts to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act with respect to a proposed offer (the “Registered Exchange Offer”) to the holders of the Old Notes, who are not prohibited by any law or policy of the SEC from participating in the Registered Exchange Offer, to issue and deliver to such holders of Old Notes, in exchange for their Old Notes, a like aggregate principal amount of New Notes of the Issuer issued under the Indenture that are identical in all material respects to the Old Notes that would be registered under the Securities Act, except for provisions relating to registration rights and the transfer restrictions relating to the Old Notes, and except for certain related differences described below. See “Exchange Offer; Registration Rights.”

The following contains a summary of the material provisions of the exchange offer being made pursuant to the Registration Rights Agreement. Reference is made to the provisions of the Registration Rights Agreement, which has been filed as an exhibit to the registration statement. Copies are available as set forth under the heading “Where You Can Find More Information.”

Terms of the Exchange Offer

General

In connection with the issuance of the Old Notes pursuant to a purchase agreement, dated as of July 14, 2011 between us and the Initial Purchasers of the Old Notes, the holders of the Old Notes from time to time became entitled to the benefits of the Registration Rights Agreement.

Under the Registration Rights Agreement, we have agreed to use our commercially reasonable efforts to cause the registration statement, of which this prospectus forms a part, to become effective under the Securities Act and to consummate the exchange offer within 365 days of the date of original issuance of the Old Notes. We have also agreed to use our commercially reasonable efforts to keep the exchange offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the SEC), but in any event for at least 20 business days.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date will be accepted for exchange. We will issue New Notes in exchange for an equal principal amount of outstanding Old Notes accepted in the exchange offer. Old Notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000 in excess thereof. This prospectus, together with the letter of transmittal, is being sent to all registered holders of Old Notes on or about the date of this prospectus. The exchange offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, our obligation to accept Old Notes for exchange pursuant to the exchange offer is subject to certain customary conditions as set forth below under “—Conditions.”

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding Notes within the time periods specified in the Registration Rights Agreement and to keep the shelf registration statement effective until the earlier of 365 days following the effective date of such registration statement or such shorter period ending when all outstanding Notes covered by the statement have been sold in the manner set forth and as contemplated in the registration statement or are distributed to the public pursuant to Rule 144 or, after the 90th day following the effectiveness of the shelf registration, would be eligible to be sold by a holder that is not an “affiliate” (as defined in Rule 144) of us pursuant to Rule 144 without volume of manner of sale restrictions. These circumstances include:

•	if applicable law or interpretation of the staff of the SEC do not permit us and the guarantors to effect the exchange offer;

•	if for any reason the exchange offer has not been consummated within 365 days of the date of the original issuance of the Old Notes;

•	under certain circumstances, the Initial Purchasers so request with respect to Notes not eligible to be exchanged for exchange Notes in the exchange offer; or

•

any Holder of the Notes (other than an Initial Purchaser) is not permitted by applicable law to participate in the exchange offer, or if any Holder may not resell the exchange Notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer Registration Statement is not available for such resales by such Holder (other than, in either case, due solely to the status of such Holder as an affiliate of the Issuer within the meaning of the Securities Act or due to such Holder’s inability to make the representations referred to above).

Old Notes shall be deemed to have been accepted as validly tendered when, as and if we have given oral or written notice of such acceptance to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders of Old Notes for the purposes of receiving the New Notes and delivering New Notes to such holders.

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the New Notes would in general be freely transferable by holders thereof (other than affiliates of us) after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of Old Notes participating in the exchange offer, as set forth below). The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, the Morgan Stanley & Co. Incorporated letter, which was made available by the SEC on June 5, 1991, the K-111 Communications Corporation letter, which was made available by the SEC on May 14, 1993, and the Shearman & Sterling letter, which was made available by the SEC on July 2, 1993.

However, any purchaser of Old Notes who is an “affiliate” of ours or who intends to participate in the exchange offer for the purpose of distributing the New Notes:

•	will not be able to rely on such SEC interpretation;

•	will not be able to tender its Old Notes in the exchange offer; and

•

must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of Old Notes unless such sale or transfer is made pursuant to an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the Old Notes will represent that:

•	any New Notes to be received by such holder will be acquired in the ordinary course of its business;

•	it has no arrangements or understandings with any person to participate in the distribution of the Notes within the meaning of the Securities Act; and

•	it is not an “affiliate” of us or, if it is such an affiliate, such holder will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

We have not sought, and do not intend to seek, a no-action letter from the SEC with respect to the effects of the exchange offer, and there can be no assurance that the SEC staff would make a similar determination with respect to the New Notes as it has made in previous no-action letters.

In addition, in connection with any resales of those Old Notes, each exchanging dealer, as defined below, receiving New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such exchanging dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See “Plan of Distribution.”

The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that exchanging dealers may fulfill their prospectus delivery requirements with respect to the New Notes, other than a resale of an unsold allotment from the original sale of the Old Notes, by delivery of the prospectus contained in the exchange offer registration statement.

Upon consummation of the exchange offer, any Old Notes not tendered will remain outstanding and continue to accrue interest at the rate of 13.75%, but, with limited exceptions, holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their Old Notes unless such Old Notes are subsequently registered under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. With limited exceptions, we will have no obligation to effect a subsequent registration of the Old Notes.

Expiration Date; Extensions; Amendments; Termination

The Expiration Date for the exchange offer shall be 5:00 p.m., New York City time, on                     , 2012, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date for the exchange offer shall be the latest date to which the exchange offer is extended.

To extend an expiration date, we will notify the Exchange Agent of any extension by oral or written notice and will notify the holders of the relevant Old Notes by means of a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date for the exchange offer. Such notice to noteholders will disclose the aggregate principal amount of the outstanding Notes that have been tendered as of the date of such notices and may state that we are extending the exchange offer for a specified period of time.

In relation to the exchange offer, we reserve the right to

(1) delay acceptance of any Old Notes due to an extension of the exchange offer, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of Old Notes not previously accepted if any of the conditions set forth under “—Conditions” shall have occurred and shall not have been waived by us prior to 5:00 p.m., New York City time, on the Expiration Date, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or

(2) amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Old Notes.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of such delay, extension or termination or amendment to the Exchange Agent. If we amend the exchange offer in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding Notes of that amendment and we will extend the exchange offer if necessary so that at least five business days remain in the offer following notice of the material change.

Without limiting the manner in which we may choose to make public an announcement of any delay, extension or termination of the exchange offer, we shall have no obligations to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

Interest on the New Notes

The New Notes will accrue interest at the rate of 13.75% per annum, accruing interest from the last interest payment date on which interest was paid on the corresponding Old Note surrendered in exchange for such New Note to the day before the consummation of the exchange offer and thereafter, at the rate of 13.75 % per annum, provided, that if an Old Note is surrendered for exchange on or after a record date for the Notes for an interest payment date that will occur on or after the date of such exchange and as to which interest will be paid, interest on the New Note received in exchange for such Old Note will accrue from the date of such interest payment date. Interest on the New Notes is payable on April 1 and October 1 of each year. No additional interest will be paid on Old Notes tendered and accepted for exchange except as provided in the Registration Rights Agreement.

Procedures for Tendering

To tender in the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of such letter of transmittal, have the signatures on such letter of transmittal guaranteed if required by such letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

In addition, either

•	certificates of Old Notes must be received by the Exchange Agent along with the applicable letter of transmittal;

•

a timely confirmation of a book-entry transfer of Old Notes, if such procedures are available, into the Exchange Agent’s account at the book-entry transfer facility, The Depository Trust Company, pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date with the letter of transmittal; or

•	you must comply with the guaranteed delivery procedures described below.

We will only issue New Notes in exchange for Old Notes that are timely and properly tendered. The method of delivery of Old Notes, letter of transmittal and all other required documents is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand-delivery service. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery and you should carefully follow the instructions on how to tender the Old Notes. No Old Notes, letters of transmittal or other required documents should be sent to us. Delivery of all Old Notes (if applicable), letters of transmittal and other documents must be made to the Exchange Agent at its address set forth below under “—Exchange Agent.” You may also request your respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender on your behalf. Neither we nor the Exchange Agent are required to tell you of any defects or irregularities with respect to your Old Notes or the tenders thereof.

Your tender of Old Notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Old Notes will be determined by us in our sole discretion, such determination being final and binding on all parties. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes which, if accepted, would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or defects with respect to tender as to particular Old Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Neither we, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the Exchange Agent, unless otherwise provided in the letter of transmittal, promptly following the Expiration Date.

In addition, we reserve the right in our sole discretion, subject to the provisions of the indenture pursuant to which the Notes are issued:

•	to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth under “—Conditions,” to terminate the exchange offer;

•	to redeem the Old Notes in whole or in part at any time and from time to time, as set forth under “Description of Notes—Optional Redemption;” and

•	to the extent permitted under applicable law, to purchase the Old Notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers could differ from the terms of the exchange offer.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes being surrendered for exchange are tendered:

(1) by a registered holder of the Old Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2) for the account of an “eligible guarantor” institution within the meaning of Rule 17Ad-15 under the Exchange Act, or a commercial bank or trust company having an office or correspondent in the United States that is a member in good standing of a medallion program recognized by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchanges Medallion Program (“SEMP”) and the New York Stock Exchange Medallion Signature Program (“MSP”) (each, an “Eligible Institution”).

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by an Eligible Institution.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of Old Notes, the Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Old Notes and with the signatures guaranteed.

If the letter of transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of such person’s authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer all Old Notes properly tendered will be accepted promptly after the Expiration Date, and the New Notes will be issued promptly after the Expiration Date. See “—Conditions.” For purposes of the exchange offer, Old Notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent. For each Old Note accepted for exchange, the holder of such Note will receive a New Note having a principal amount equal to that of the surrendered Old Note.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the Exchange Agent of:

•	certificates for such Old Notes or a timely book-entry confirmation of such Old Notes into the Exchange Agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal; and

•	all other required documents.

If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such unaccepted or such non-exchanged Old Notes will be returned without expense to the tendering holder of such Notes, if in certificated form, or credited to an account maintained with such book-entry transfer facility promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The Exchange Agent will make a request to establish an account with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company, for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer such Old Notes into the Exchange Agent’s account for the relevant Notes at the book-entry transfer facility in accordance with such book-entry transfer facility’s procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under “—Exchange Agent” on or prior to 5:00 p.m., New York City time, on the Expiration Date or the guaranteed delivery procedures described below must be complied with. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the Exchange Agent.

Exchanging Book-Entry Notes

The Exchange Agent and the book-entry transfer facility, The Depository Trust Company, have confirmed that any financial institution that is a participant in the book-entry transfer facility may utilize the book-entry transfer facility’s Automated Tender Offer Program (“ATOP”) to tender Old Notes.

Any participant in the book-entry transfer facility may make book-entry delivery of Old Notes by causing the book-entry transfer facility to transfer such Old Notes into the Exchange Agent’s account for the relevant Notes in accordance with the book-entry transfer facility’s ATOP procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after a book-entry confirmation of the book-entry transfer of such Old Notes into the Exchange Agent’s account for the relevant Notes, and timely receipt by the Exchange Agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by the book-entry transfer facility and received by the Exchange Agent and forming part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from a participant tendering Old Notes that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant.

Guaranteed Delivery Procedures

If the procedures for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an Eligible Institution;

•

prior to the Expiration Date, the Exchange Agent receives by facsimile transmission, mail or hand delivery from such Eligible Institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, which

(1) sets forth the name and address of the holder of the Old Notes and the principal amount of Old Notes tendered;

(2) states the tender is being made thereby;

(3) guarantees that within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

•

a book-entry confirmation or the certificates for all physically tendered Old Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the Exchange Agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal of Tenders

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date at the address set forth below under “—Exchange Agent.” Any such notice of withdrawal must:

•	specify the name of the person having tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn, including the principal amount of such Old Notes;

•

in the case of Old Notes tendered by book-entry transfer, specify the number of the account at the book-entry transfer facility from which the Old Notes were tendered and specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility;

•	contain a statement that such holder is withdrawing its election to have such Old Notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender; and

•	specify the name in which such Old Notes are registered, if different from the person who tendered such Old Notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, in our sole discretion, such determination being final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the tendering holder of such Notes without cost to such holder, in the case of physically tendered Old Notes, or credited to an account maintained with the book-entry transfer facility for the Old Notes promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “—Procedures for Tendering” and “—Book-Entry Transfer” above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Conditions

Notwithstanding any other provision in the exchange offer, we shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the exchange offer if at any time prior to 5:00 p.m., New York City time, on the Expiration Date, we determine in our reasonable judgment that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time, prior to the Expiration Date, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights prior to 5:00 p.m., New York City time, on the Expiration Date shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to 5:00 p.m., New York City time, on the Expiration Date.

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at any such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. Pursuant to the Registration Rights Agreement, we are required to use our commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible time.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as Exchange Agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the Exchange Agent addressed as follows:

By Registered or Certified Mail: WELLS FARGO BANK, N.A Corporate Trust Operations MAC N9303-121 PO Box 1517 Minneapolis, MN 55480

By Regular Mail or Overnight
Courier:

WELLS FARGO BANK, N.A.

Corporate Trust Operations

MAC N9303-121

Sixth & Marquette Avenue

Minneapolis, MN 55479
By Facsimile (for Eligible
Institutions only):
(612) 667-6282
For Information or Confirmation by
Telephone
(800) 344-5128

In Person by Hand Only: WELLS FARGO BANK, N.A. 12th Floor—Northstar East Building Corporate Trust Operations 608 Second Avenue South Minneapolis, MN 55479

Fees and Expenses

The expenses of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

We will not make any payments to or extend any commissions or concessions to any broker or dealer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

The expenses to be incurred by us in connection with the exchange offer will be paid by us, including fees and expenses of the Exchange Agent and trustee and accounting, legal, printing and related fees and expenses. The estimated cash expenses to be incurred in connection with the exchange offer are estimated in the aggregate to be $500,000.

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the exchange offer. If, however, New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be registered or issued in the name of any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the exchange offer, then the amount of any such transfer taxes imposed on the registered holder or any other person will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Material United States Federal Income Tax Considerations

We believe that the exchange of the Old Notes for the New Notes pursuant to the exchange offer will not be treated as a sale or exchange of the Old Notes for U.S. federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Accounting Treatment

The New Notes will be recorded as carrying the same value as the Old Notes, which is face value, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. The expenses of the exchange offer will be expensed.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend on such Old Notes as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may only be offered or sold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws or in a transaction not subject to the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the Old Notes under the Securities Act following the exchange offer except in the case of Old Notes held by any of our affiliates. To the extent that Old Notes are tendered and accepted pursuant to the exchange offer, there may be little or no trading market for untendered and tendered but unacceptable Old Notes. The restrictions on transfer will make the Old Notes less attractive to potential investors than the New Notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the Registration Rights Agreement we entered into in connection with the private offering of the Old Notes. We will not receive any cash proceeds from the issuance of the New Notes under the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive Old Notes in like principal amounts, the terms of which are identical in all material respects to the New Notes, subject to limited exceptions. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness.

The net proceeds from the sale of the Old Notes were approximately $143 million. We used the net proceeds from the sale of the Old Notes, together with cash on our balance sheet and equity financing to:

•	finance the aggregate Merger Consideration;

•	repay the Existing Unsecured Notes pursuant to the tender offers; and

•	pay fees, expenses, discounts and other costs associated with the Transactions.

For further information regarding the Transactions, see “The Transactions.”

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2011 on an actual basis. The following tables should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “The Transactions” and the consolidated financial statements and notes thereto included elsewhere in this prospectus or in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A.

As of September 30, 2011
($ in millions)
Cash and cash equivalents	$154

Revolving Credit Facility(1)	$—
Indebtedness
9.5% Existing Secured Notes due 2016—Acquisition Corp.(2)	1,162
9.5% Secured WMG Notes due 2016—Acquisition Corp.(3)	157
11.5% Unsecured WMG Notes due 2018—Acquisition Corp.(4).	748
Old Notes(5)	150

Total long-term debt	2,217
Total Warner Music Group shareholder’s equity (deficit)	1,096

Total capitalization	$3,313

(1)	Reflects $60 million of commitments under the Revolving Credit Facility which was undrawn at September 30, 2011.
(2)	$1.1 billion 9.5% Existing Secured Notes due 2016. The balance as of September 30, 2011 includes an unamortized premium of $62 million.
(3)	$150 million 9.5% Secured WMG Notes due 2016. The balance as of September 30, 2011 includes an unamortized premium of $7 million.
(4)	$765 million 11.5% Unsecured WMG Notes due 2018. The balance as of September 30, 2011 includes an unamortized discount of $17 million.
(5)	$150 million Old Notes. We will not receive any cash proceeds from the issuance of the New Notes under the exchange offer. In consideration for issuing the New Notes as contemplated by this prospectus, we will receive Old Notes in like principal amounts, the terms of which are identical in all material respects to the New Notes, subject to limited exceptions. Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our indebtedness.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Our summary balance sheet data as of September 30, 2011 (Successor) and 2010 (Predecessor), and the statement of operations and other data for the period from October 1, 2010 to July 19, 2011 (Predecessor) and from July 20, 2011 to September 30, 2011 (Successor) and for each of fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor) have been derived from our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A. Our summary statement of operations and other data for the fiscal years ended September 30, 2008 and 2007 (Predecessor) have been derived from our audited financial statements that are not included in this prospectus. Our summary balance sheet data as of September 30, 2009, 2008 and 2007 (Predecessor) were derived from our audited financial statements that are not included in this prospectus.

The financial data set forth below are not necessarily indicative of future results of operations. This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization” sections and our financial statements and notes thereto included elsewhere in this prospectus or in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A. The financial data set forth below reflects the historical results of Warner Music Group. For a discussion of the material differences between the financial information and historical results of operations of Warner Music Group and those of the Issuer, see “Presentation of Financial Information.”

The following table sets forth our selected historical financial and other data as of the dates and for the periods ended:

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009	Year Ended September 30, 2008	Year Ended September 30, 2007
Statement of Operations Data:
Revenues(1)	$554	$2,315	$2,988	$3,205	$3,506	$3,383
Net loss attributable to Warner Music Group Corp.(2)(3)(4)	(31)	(174)	(143)	(100)	(56)	(21)
Diluted loss per common share(5):		(1.15)	(0.96)	(0.67)	(0.38)	(0.14)
Dividends per common share		—	—	—	0.26	0.52

Balance Sheet Data (at period end):
Cash and equivalents	$154		$439	$384	$411	$333
Total assets	5,469		3,811	4,063	4,526	4,572
Total debt (including current portion of long-term debt)	2,217		1,945	1,939	2,259	2,273
Warner Music Group Corp. equity (deficit)	1,096		(265)	(143)	(86)	(36)

Cash Flow Data:
Cash flows (used in) provided by:
Operating activities	$(64)	$12	$150	$237	$304	$302
Investing activities	(1,292)	(155)	(85)	82	(167)	(255)
Financing activities	1,199	5	(3)	(346)	(59)	(94)
Capital expenditures	(11)	(37)	(51)	(27)	(32)	(29)

(1)	Revenues for the fiscal years ended September 30, 2010 and September 30, 2009 include $5 million and $25 million, respectively, from an agreement reached by the U.S. recorded music and music publishing industries for payment of mechanical royalties which were accrued by U.S. record companies in prior years.
(2)	Net loss attributable to Warner Music Group Corp. for the period from July 20, 2011 through September 30, 2011 and for the period from October 1, 2010 through July 19, 2011 include $10 million and $43 million of transaction costs, respectively, in connection with the Merger.

(3)	Net loss attributable to Warner Music Group Corp. for the period from July 20, 2011 through September 30, 2011, for the period from October 1, 2010 through July 19, 2011 and for the fiscal years ended September 30, 2010, September 30, 2009, September 30, 2008 and September 30, 2007 include severance charges of $9 million, $29 million, $54 million, $23 million $0 million and $50 million, respectively, resulting from actions to align Warner Music Group’s cost structure with industry trends.
(4)	Net loss attributable to Warner Music Group. for the fiscal year ended September 30, 2007 includes a $64 million benefit related to an agreement Warner Music Group entered into with Bertelsmann AG (“Bertelsmann”) related to a settlement of contingent claims held by Warner Music Group related to Bertelsmann’s relationship with Napster in 2000-2001. The settlement covers the resolution of the related legal claims against Bertelsmann by our Recorded Music and Music Publishing businesses.
(5)	Net income (loss) per share for our Predecessor results were calculated by dividing net income (loss) attributable to Warner Music Group Corp. by the weighted average common shares outstanding.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of Warner Music Group and present Warner Music Group’s results of operations resulting from the Transactions. The accompanying pro forma condensed consolidated Income Statement reflects adjustments to our historical financial data to give effect to the Transactions as if they had occurred on October 1, 2010.

The following unaudited pro forma condensed consolidated Income Statement should be read in conjunction with the historical financial statements of Warner Music Group that are included in this prospectus. The unaudited pro forma condensed consolidated Income Statement is provided for informational purposes only and does not purport to represent our financial condition or our results of operations had the Transactions occurred on or as of the dates noted above or to project the results for any future date or period.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed consolidated Income Statement to give effect to transactions and events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) expected to have a continuing impact on the consolidated results.

As a result, under the acquisition method of accounting, the total estimated acquisition consideration, calculated as described in Note 1 to the unaudited pro forma condensed consolidated Income Statement, has been preliminarily allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with the excess recognized as goodwill. Since the unaudited pro forma condensed consolidated Income Statement has been prepared based on preliminary estimates of acquisition consideration and fair values attributable to the Transactions, the actual amounts recorded for the Transactions could differ from the information presented. The estimation and allocations of acquisition consideration are subject to change pending further review of the fair value of the assets acquired and liabilities assumed and actual transaction costs. A final determination of fair values will be based on the actual net tangible and intangible assets and liabilities of Warner Music Group that existed on the closing date for the Transactions.

The unaudited pro forma condensed consolidated Income Statement does not reflect the realization of any cost savings as a result of restructuring activities and other cost savings initiatives planned subsequent to the Transactions. In addition, the unaudited pro forma condensed consolidated Income Statement does not reflect the estimated restructuring charges contemplated in association with any such expected cost savings. Such charges will be expensed in the appropriate accounting periods.

The unaudited pro forma condensed consolidated Income Statement should be read in conjunction with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus or in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A.

Warner Music Group Corp.

Pro Forma Condensed Consolidated Income Statement

For the Twelve Months Ended September 30, 2011

(unaudited)

(in millions)

	Predecessor			Pro Forma Predecessor	Successor

	From October 1, 2010 through July 19, 2011	Pro Forma Adjustments		From October 1, 2010 through July 19, 2011	From July 20, 2011 through September 30, 2011	Pro Forma Condensed Consolidated
		(See Note 2)
Revenues	$2,315			$2,315	$554	$2,869
Costs and expenses:
Cost of revenues	(1,265)	(10	)(a)	(1,275)	(286)	(1,561)
Selling, general and administrative expenses (*)	(831)	(2	)(b)	(833)	(186)	(1,019)
Transaction Costs	(43)	—		(43)	(10)	(53)
Amortization of intangible assets	(178)	21	(c)	(157)	(38)	(195)

Total costs and expenses	(2,317)	9		(2,308)	(520)	(2,828)
Operating income (loss)	(2)	9		7	34	41
Interest expense, net	(151)	(11	)(d)	(162)	(62)	(224)
Impairment of cost-method investments	—	—		—	—	—
Other (expense) income, net	5	—		5	—	5

Loss before income taxes	(148)	(2)		(150)	(28)	(178)
Income tax expense	(27)	—		(27)	(3)	(30)

Net loss	(175)	(2)		(177)	(31)	(208)
Less: loss attributable to noncontrolling interests	1	—		1	—	1

Net loss attributable to Warner Music Group	$(174)	(2)		$(176)	$(31)	$(207)

(*) Includes depreciation expense of:	$(33)	(2)		$(35)	$(9)	$(44)

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED INCOME STATEMENT

(in millions)

1.	Basis of Presentation

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of our common stock (other than any shares owned by us or our wholly-owned subsidiaries or the Acquiring Parties or their respective affiliates or by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) was cancelled and converted automatically into the right to receive $8.25 in cash, without interest.

The unaudited pro forma condensed consolidated income statement for the twelve months ended September 30, 2011, reflects adjustments to our historical financial data to give effect to the Transactions as if they had occurred on October 1, 2010.

The unaudited pro forma condensed consolidated income statement does not reflect the realization of any cost savings as a result of restructuring activities and other cost savings initiatives planned subsequent to the Transactions. Although management believes such cost savings will be realized, there can be no assurance that these cost savings will be achieved. In addition, the unaudited pro forma condensed consolidated income statement does not reflect the estimated restructuring charges contemplated in association with any such expected cost savings. Such charges will be expensed in the appropriate accounting periods following the Transactions.

The Transactions are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805, Business Combinations, using the acquisition method of accounting. The assets and liabilities of Warner Music Group, including identifiable intangible assets, have been measured using preliminary estimates based on assumptions that management believes are reasonable and are consistent with the information currently available. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The use of different estimates and judgments could yield materially different results.

2.	Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

Item (a): The existing purchase accounting reserves originally established for below market artist contracts were eliminated in the balance sheet. This amount represents the reversal of the release of those reserves during the periods presented.

Item (b): This amount represents the additional depreciation expense as a result of adjusting the fixed assets to fair value.

Item (c): Adjustment to amortization expense to reflect the estimated impact of the amortization expense from changes to the fair value and useful lives of intangible assets.

Item (d): This amount represents the adjustment to interest expense as a result of (i) the increase in interest expense associated with the WMG Notes and (ii) the amortization of the deferred financing costs, partially offset by the amortization of the deferred premium associated with the increase in the fair value of the Existing Secured Notes and the premium associated with the Secured WMG Notes. Pro forma interest expense reflects a 9.50% interest rate on the Secured WMG Notes, an 11.50% interest rate on the Unsecured WMG Notes and a 13.75% interest rate on the Notes.

MANAGEMENT

The Issuer is a wholly owned subsidiary of Warner Music Group. The following table sets forth information as to members of senior management of the Issuer, as well as the directors of Warner Music Group, the Issuer’s sole stockholder, as of the date of this prospectus. Each of the directors has been a member of the Board of Directors since the completion of the Merger, other than Thomas H. Lee who was appointed in August 2011. The respective age of each individual in the table below is as of the date of this prospectus.

Name	Age	Position
Stephen Cooper	65	CEO and Director
Lyor Cohen	52	Chairman and CEO, Recorded Music and Director
Cameron Strang	44	Chairman and CEO, Warner/Chappell Music and Director
Mark Ansorge	48	Executive Vice President, Human Resources and Chief Compliance Officer
Brian Roberts	48	Executive Vice President and Chief Financial Officer
Paul M. Robinson	53	Executive Vice President and General Counsel and Secretary
Will Tanous	42	Executive Vice President, Communications and Marketing
Edgar Bronfman, Jr.	56	Chairman of the Board
Len Blavatnik	54	Vice-Chairman of the Board
Lincoln Benet	48	Director
Alex Blavatnik	47	Director
Thomas H. Lee	67	Director
Jörg Mohaupt	44	Director
Donald A. Wagner	48	Director

Executive Officers

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. Each executive officer is an employee of Warner Music Group or one of its subsidiaries. The following information provides a brief description of the business experience of each of our executive officers and directors.

Stephen Cooper, 65, has served as our director since July 20, 2011 and as our CEO since August 18, 2011. Previously, Mr. Cooper was our Chairman of the Board from July 20, 2011 to August 18, 2011. Mr. Cooper is a member of the Supervisory Board of Directors for LyondellBasell, one of the world’s largest olefins, polyolefins, chemicals and refining companies. Mr. Cooper is an advisor at Zolfo Cooper, a leading financial advisory and interim management firm, of which he was a co-founder and former Chairman. He has more than 30 years of experience as a financial advisor, and has served as Vice Chairman and member of the office of Chief Executive Officer of Metro-Goldwyn-Mayer, Inc.; Chief Executive Officer of Hawaiian Telcom; Executive Chairman of Blue Bird Corporation; Chairman of the Board of Collins & Aikman Corporation; Chief Executive Officer of Krispy Kreme Doughnuts; and Chief Executive Officer and Chief Restructuring Officer of Enron Corporation. Mr. Cooper also served on the supervisory board as Vice Chairman and served as the Chairman of the Restructuring Committee of LyondellBasell Industries AF S.C.A.

Lyor Cohen, 52, has served as our director and the Chairman and CEO, Recorded Music of Warner Music Group since July 20, 2011. Previously, Mr. Cohen was the Vice Chairman, Warner Music Group Corp. and Chairman and CEO, Recorded Music—Americas and the U.K. from September 2008 to July 20, 2011, Chairman and CEO, Recorded Music North America from March 2008 until September 2008 and Chairman and CEO of U.S. Recorded Music since joining the company in March 1, 2004 until March 2008. From 2002 until 2004, Mr. Cohen was the Chairman and CEO of Universal Music Group’s Island Def Jam Music Group. Mr. Cohen served as President of Def Jam from 1988 to 2002. Previously, Mr. Cohen served in various capacities at Rush Management, a hip-hop management company, which he co-founded with Russell Simmons. Mr. Cohen is widely credited with expanding Island Def Jam beyond its hip-hop roots to include a wider range of musical genres.

Cameron Strang, 44, has served as our director since July 20, 2011 and as our CEO, Warner/Chappell Music since January 4, 2011. Mr. Strang assumed the additional role of Warner/Chappell’s Chairman on July 1, 2011. Previously, Mr. Strang was the founder of New West Records and of Southside Independent Music Publishing, which was acquired by Warner/Chappell in 2010. Prior to being acquired by Warner/Chappell, Southside was a leading independent music publishing company with a reputation for discovering and developing numerous talented writers, producers and artists across a wide range of genres. Southside was founded with the signing of J.R. Rotem and, in just six years, built a roster that included Elektra Records’ recording artist Bruno Mars; producer Brody Brown; Nashville-based writers, Ashley Gorley and Blair Daly; Christian music star, Matthew West; and Kings of Leon. Mr. Strang also co-founded DMZ Records, a joint venture record label. Mr. Strang holds a bachelor of communications degree from the University of British Columbia and a J.D. from British Columbia Law School.

Mark Ansorge, 48, has served as our Executive Vice President, Human Resources and Chief Compliance Officer since August 2008. He was previously Warner Music Group’s Senior Vice President and Deputy General Counsel and Chief Compliance Officer and has held various other positions within the legal department since joining the company in 1992. Since the company’s initial public offering in 2005, Mr. Ansorge has also served as Warner Music Group’s Chief Compliance Officer. Prior to joining Warner Music Group he practiced law as an associate at Winthrop, Stimson, Putnam & Roberts (now known as Pillsbury Winthrop Shaw Pittman LLP). Mr. Ansorge holds a bachelor of science degree from Cornell University’s School of Industrial and Labor Relations and a J.D. from Boston University School of Law.

Brian Roberts, 48, has served as our Executive Vice President and Chief Financial Officer since December 2011. Prior to taking his current role, Mr. Roberts served as Senior Vice President and CFO of Warner/Chappell Music, a position he held since 2007. Prior to joining Warner/Chappell, Mr. Roberts served for five years as BMG Music Publishing’s Senior Vice President, Finance & Administration of North and South America. Mr. Roberts holds a B.S. degree in Accounting from Manhattan College and is a Certified Public Accountant in New York.

Paul M. Robinson, 53, has served as our Executive Vice President and General Counsel and Secretary since December 2006. Mr. Robinson joined Warner Music Group’s legal department in 1995. From 1995 to December 2006, Mr. Robinson held various positions with Warner Music Group, including Acting General Counsel and Senior Vice President, Deputy General Counsel. Before joining Warner Music Group, Mr. Robinson was a partner in the New York City law firm Mayer, Katz, Baker, Leibowitz & Roberts. Mr. Robinson has a B.A. in English from Williams College and a J.D. from Fordham University School of Law.

Will Tanous, 42, has served as our Executive Vice President, Communications and Marketing, since May 2008. He was previously Warner Music Group’s Senior Vice President, Corporate Communications and has held various positions at Warner Music Group since joining the company in 1993. Prior to joining Warner Music Group, Mr. Tanous held positions at Warner Music International and Geffen Records. He also served as president of two independent record labels. Mr. Tanous holds a B.A. from Georgetown University.

Board of Directors

Edgar Bronfman, Jr., 56, has served as the Chairman of the Board of Warner Music Group since August 18, 2011. Previously, Mr. Bronfman was Warner Music Group’s CEO and President from July 20, 2011 to August 18, 2011 and served as Chairman of the Board and CEO from March 1, 2004 to July 20, 2011. Before joining Warner Music Group, Mr. Bronfman served as Chairman and CEO of Lexa Partners LLC, a management venture capital firm which he founded in April 2002. Prior to Lexa Partners, Mr. Bronfman was appointed Executive Vice Chairman of Vivendi Universal in December 2000. He resigned from his position as an executive officer of Vivendi Universal on December 6, 2001, resigned as an employee of Vivendi Universal on March 31, 2002, and resigned as Vice Chairman of Vivendi Universal’s Board of Directors on December 2, 2003. Prior to

the December 2000 formation of Vivendi Universal, Mr. Bronfman was President and CEO of The Seagram Company Ltd., a post he held since June 1994. During his tenure as the CEO of Seagram, he consummated $85 billion in transactions and transformed the company into one of the world’s leading media and communications companies. From 1989 until June 1994, Mr. Bronfman served as President and COO of Seagram. Between 1982 and 1989, he held a series of senior executive positions for The Seagram Company Ltd. in the U.S. and in Europe. Mr. Bronfman serves on the Boards of InterActiveCorp, Accretive Health, Inc. and the New York University Langone Medical Center. He is also the Chairman of the Board of Endeavor Global, Inc. and is a Member of the Council on Foreign Relations. Mr. Bronfman also serves as general partner at Accretive, LLC, a private equity firm, and is Vice President of the Board of Trustees, The Collegiate School.

Len Blavatnik, 54, has served as a director and as Vice Chairman of the Board of Warner Music Group since July 20, 2011. Mr. Blavatnik is the founder and Chairman of Access, a privately held, U.S. industrial group with strategic investments in the U.S., Europe and South America. Mr. Blavatnik is a director of numerous companies in the Access portfolio, including TNK-BP and UC RUSAL. He previously served as a member of the board of directors of Warner Music Group from March 2004 to January 2008. Mr. Blavatnik provides financial support to and remains engaged in many educational pursuits, recently committing £75 million to establish the Blavatnik School of Government at the University of Oxford. He is a member of academic boards at Cambridge University and Tel Aviv University, and is a member of Harvard University’s Committee on University Resources. Mr. Blavatnik and the Blavatnik Family Foundation have also been generous supporters of leading cultural and charitable institutions throughout the world. Mr. Blavatnik is a member of the board of directors of the 92nd Street Y in New York, The White Nights Foundation of America and The Center for Jewish History in New York. He is also a member of the Board of Governors of The New York Academy of Sciences and a Trustee of the State Hermitage Museum in St. Petersburg, Russia. Mr. Blavatnik emigrated to the U.S. in 1978 and became a U.S. citizen in 1984. He received his Master’s degree from Columbia University in 1981 and his MBA from Harvard Business School in 1989. Mr. Blavatnik is the brother of Alex Blavatnik.

Lincoln Benet, 48, has served as a director since July 20, 2011. Mr. Benet is the Chief Executive Officer of Access. Prior to joining Access in 2006, Mr. Benet spent 17 years at Morgan Stanley, most recently as a Managing Director. His experience spanned corporate finance, mergers and acquisitions, fixed income and capital markets. Mr. Benet is a member of the boards of Acision and Boomerang Tube. Mr. Benet graduated summa cum laude with a B.A. in Economics from Yale University and received his M.B.A. from Harvard Business School.

Alex Blavatnik, 47, has served as a director since July 20, 2011. Mr. Blavatnik is an Executive Vice President and Vice Chairman of Access. A 1993 graduate of Columbia Business School, Mr. Blavatnik joined Access in 1996 to manage the company’s growing activities in Russia. Currently, he oversees Access’ operations out of its New York-based headquarters and serves as a director of various companies in the Access global portfolio. In addition, Mr. Blavatnik is engaged in numerous philanthropic pursuits and sits on the boards of several educational and charitable institutions. Mr. Blavatnik is the brother of Len Blavatnik.

Thomas H. Lee, 67, has served as a director since August 17, 2011. Mr. Lee had previously served as our director from March 4, 2004 to July 20, 2011. He is Chairman and CEO of Thomas H. Lee Capital, LLC, Thomas H. Lee Capital Management, LLC and Lee Equity Partners, LLC. Thomas H. Lee Capital Management, LLC manages the Blue Star I, LLC fund of hedge funds. Lee Equity Partners, LLC is engaged in the private equity business in New York City. In 1974, Mr. Lee founded the Thomas H. Lee Company, the predecessor of Thomas H. Lee Partners, L.P., and from that time until March 2006 served as its Chairman and CEO. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank’s high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a securities analyst in the institutional research department of L.F. Rothschild in New York. Mr. Lee serves or has served, including during the past five years, as a director of numerous public and private companies in which he and his affiliates have invested, including Finlay Enterprises, Inc., The Smith & Wollensky Restaurant Group, Inc., Metris Companies, Inc., MidCap Financial LLC, Refco Inc., Vertis Holdings, Inc. and Wyndham International,

Inc. Mr. Lee is currently a Trustee of Lincoln Center for the Performing Arts, The Museum of Modern Art, NYU Medical Center and Whitney Museum of American Art among other civic and charitable organizations. He also serves on the Executive Committee for Harvard University’s Committee on University Resources. Mr. Lee is a 1965 graduate of Harvard College.

Jörg Mohaupt, 44, has served as a director since July 20, 2011. Mr. Mohaupt has been associated with Access since May 2007, and is involved with Access’ activities in the media and communications sector. Mr. Mohaupt was a managing director of Providence Equity Partners and a member of the London-based team responsible for Providence’s European investment activities. Before joining Providence, in 2004, he co-founded and managed Continuum Group Limited, a communications services venture business. Prior to this, Mr. Mohaupt was an executive director at Morgan Stanley & Co. and Lehman Brothers in their respective media and telecommunications groups. Mr. Mohaupt serves on the boards of Perform Group Plc, AINMT, Rebate Networks, Mendeley Research Networks, Icon Entertainment International, RGE Group and Acision. Mr. Mohaupt graduated with a degree in history from Rijksuniversiteit Leiden (Netherlands) and a degree in Communications Science from Universiteit van Amsterdam.

Donald A. Wagner, 48, has served as a director since July 20, 2011. Mr. Wagner is a Managing Director of Access, having been with Access since 2010. He is responsible for sourcing and executing new investment opportunities in North America. From 2000 to 2009, Mr. Wagner was a Senior Managing Director of Ripplewood Holdings L.L.C., responsible for investments in several areas and heading the industry group focused on investments in basic industries. Previously, Mr. Wagner was a Managing Director of Lazard Freres & Co. LLC and had a 15-year career at that firm and its affiliates in New York and London. He is a board member of Boomerang Tube and was on the board of NYSE-listed RSC Holdings from November 2006 until August 2009. Mr. Wagner graduated summa cum laude with an A.B. in physics from Harvard College.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of ten members. Under our amended and restated certificate of incorporation and by-laws, our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted the Board. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. In the view of the Board of Directors, its directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, each of our directors brings specific experience, qualifications, attributes and skills to our Board of Directors.

The directors affiliated with Access, Messrs. Len Blavatnik, Benet, Alex Blavatnik, Mohaupt and Wagner, each bring beneficial experience and attributes to our Board. In addition to their individual attributes, each of them possess experience in advising and managing publicly traded and privately held enterprises and is familiar with the corporate finance and strategic business planning activities that are unique to highly leveraged companies like us. Len Blavatnik has extensive experience advising companies, particularly as founder and Chairman of Access, in his role as a director of TNK-BP Limited and UC RUSAL, and as a former director of Warner Music Group Corp. Mr. Benet has extensive experience in corporate finance, mergers and acquisitions, fixed income and capital markets through his work at Morgan Stanley and Access. Alex Blavatnik has extensive experience advising companies, particularly as Deputy Chairman of Access and as a director of OGIP Ventures, Ltd. Mr. Mohaupt has served as a director of various companies and has extensive experience in corporate finance, mergers and acquisitions, fixed income and capital markets through his work at Providence Equity Partners, Morgan Stanley, Lehman Brothers and Access. Mr. Wagner has served as a director of various companies, including public companies, and has over 26 years of experience in investing, banking and private equity.

As the Chairman of our Company, Mr. Bronfman has detailed knowledge of our Company and its history, employees, prospects and competitors. Prior to serving as Chairman, Mr. Bronfman was our Chief Executive Officer and a member of the investor group that acquired our Company from Time Warner in the 2004 Acquisition and has a detailed understanding of our history and culture.

Mr. Cooper has more than 30 years of experience as a financial advisor, and has served as chairman or chief executive officer of various businesses, including Vice Chairman and member of the office of Chief Executive Officer of Metro-Goldwyn-Mayer, Inc. and Chief Executive Officer of Hawaiian Telcom.

Messrs. Cohen and Strang are each actively involved in managing the day-to-day business of our company, providing them with intimate knowledge of our operations, and have significant experience and expertise with companies in our lines of business.

Mr. Lee has extensive experience advising and managing companies, serving as the Chairman and CEO of Thomas H. Lee Capital, LLC, Thomas H. Lee Capital Management, LLC and Lee Equity Partners, LLC and serving as or having served as a director of numerous public and private companies. Mr. Lee was also part of the investor group that acquired our Company from Time Warner in the 2004 Acquisition and was a director of Warner Music Group from March 2004 until July 2011, before subsequently rejoining the Board in August 2011, and has a detailed understanding of our Company.

Our board believes that the qualifications described above bring a broad set of complementary experience, coupled with a strong alignment with the interests of the stockholder of Warner Music Group, to the Board’s discharge of its responsibilities.

Committees of the Board of Directors

Following consummation of the Merger, we are a privately held company. As a result, we are no longer subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent or relating to the formation and functioning of the various Board committees. The Board of Directors of Warner Music Group has an Audit Committee as well as Compensation and Digital Committees, all of which report to the Board of Directors as they deem appropriate, and as the Board may request. AI Entertainment Holdings LLC (formerly Airplanes Music LLC), which is an affiliate of Access, owns 100% of our common stock and has the power to elect our directors. Thus the Board has determined that it is not necessary for us to have a Nominating Committee or a committee performing similar functions. The Board of Directors does not have a policy with regard to the consideration of any director candidates recommended by our debt holders or other parties.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of Warner Music Group and audits of the financial statements of Warner Music Group and its subsidiaries. The Audit Committee is responsible for assisting the Board’s oversight of (a) the quality and integrity of Warner Music Group’s financial statements and related disclosure; (b) the independent auditor’s qualifications and independence; (c) the evaluation and management of Warner Music Group’s financial risks; (d) the performance of Warner Music Group’s internal audit function and independent auditor; and (e) Warner Music Group’s compliance with legal and regulatory requirements. The Audit Committee’s duties include, when appropriate, as permitted under applicable law, amending or supplementing Warner Music Group’s Delegation of Authority Policy without the prior approval of the Board. The current members of Warner Music Group’s audit committee are Messrs. Wagner, Benet and Lee. Mr. Wagner serves as the chairman of the committee. Messrs. Benet and Wagner qualify as “audit committee financial experts,” as defined by Securities and Exchange Commission Rules, based on their education, experience and background.

The Compensation Committee discharges the responsibilities of the Board of Directors of Warner Music Group relating to all compensation, including equity compensation, of Warner Music Group’s executives. The Compensation Committee has overall responsibility for evaluating and making recommendations to the Board regarding director and officer compensation, compensation under Warner Music Group’s long-term incentive plans and other compensation policies and programs. The current members of Warner Music Group’s compensation committee are Messrs. Benet, Lee, Mohaupt and Wagner and Len Blavatnik. Mr. Benet serves as the chairman of the committee.

The Digital Committee is responsible for (i) approving digital recording and publishing agreements and related repertoire licensing agreements and related transactions (“Digital Transactions”) that require approval of the Board of Directors and (ii) consulting with Warner Music Group’s management on Warner Music Group’s strategy for entering into Digital Transactions and related transactions or business. The current members of Warner Music Group’s digital committee are Messrs. Bronfman, Mohaupt, Cohen, Strang and Alex Blavatnik. Messrs. Bronfman and Mohaupt serve as the co-chairmen of the committee.

Oversight of Risk Management

On behalf of the Board of Directors, our Audit Committee is responsible for oversight of Warner Music Group’s risk management and assessment guidelines and policies. Warner Music Group is exposed to a number of risks including financial risks, operational risks and risks relating to regulatory and legal compliance. The Audit Committee discusses with management and the independent auditors Warner Music Group’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are undertaken. Warner Music Group’s Chief Compliance Officer and Head of Internal Audit are responsible for Warner Music Group’s risk management function and regularly work closely with Warner Music Group’s senior executives to identify risks material to Warner Music Group. The Chief Compliance Officer reports to Warner Music Group’s Compliance and Ethics Steering Committee, which is composed of Warner Music Group’s General Counsel, Controller, Head of Internal Audit and other senior executives, and both the Chief Compliance Officer and the Head of Internal Audit report regularly to the Chief Financial Officer, the Chief Executive Officer and the Audit Committee regarding Warner Music Group’s risk management policies and procedures. In that regard, Warner Music Group’s Chief Compliance Officer regularly meets with the Compliance and Ethics Steering Committee and both the Chief Compliance Officer and Head of Internal Audit regularly meet with the Audit Committee to discuss the risks facing Warner Music Group, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise them of their discussions with the Chief Compliance Officer and Head of Internal Audit regarding Warner Music Group’s risk management efforts. In addition, the Board of Directors receives management updates on our business operations, financial results and strategy and, as appropriate, discusses and provides feedback with respect to risks related to those topics.

Section 16(a) Beneficial Ownership Reporting Compliance

Prior to the consummation of the Merger, Section 16(a) of the Securities Exchange Act of 1934 required Warner Music Group’s directors, officers and holders of more than 10% of Warner Music Group’s common stock (collectively, “Reporting Persons”), to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of Warner Music Group. Such Reporting Persons were required by SEC regulation to furnish Warner Music Group with copies of all Section 16(a) reports they file. Based on our review of the copies of such filings received by it with respect to the fiscal year ended September 30, 2011, Warner Music Group believes that all required persons complied with all Section 16(a) filing requirements. Subsequent to the consummation of the Merger, as Warner Music Group no longer has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, none of its directors, officers or stockholders remain subject to the reporting requirements of Section 16(a) of the Exchange Act.

Code of Conduct

Warner Music Group has adopted a Code of Conduct as our “code of ethics” as defined by regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act of 1933”), and the Securities

Exchange Act of 1934 (and in accordance with the NYSE requirements for a “code of conduct”), which applies to all of Warner Music Group’s directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Conduct is available on Warner Music Group’s website at www.wmg.com by clicking on “Investor Relations” and then on “Corporate Governance.” A copy of the Code of Conduct may also be obtained free of charge, from Warner Music Group upon a request directed to Warner Music Group Corp., 75 Rockefeller Plaza, New York, NY 10019, Attention: Investor Relations. Warner Music Group will disclose within four business days any substantive changes in or waivers of the Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Form 8-K.

BENEFICIAL OWNERSHIP

After the completion of the Merger, we became a wholly owned subsidiary of AI Entertainment Holdings LLC (formerly Airplanes Music LLC), which is an affiliate of Access. Access, through AI Entertainment Holdings LLC, owns 100% of our common stock.

Security Ownership of Certain Beneficial Owners and Management of Warner Music Group

The following table provides information as of December 31, 2011 with respect to beneficial ownership of our capital stock by:

•	each shareholder of Warner Music Group who beneficially owns more than 5% of the outstanding capital stock of Warner Music Group;

•	each director of Warner Music Group;

•

each of the executive officers of Warner Music Group named in the Summary Compensation Table appearing under “Executive Compensation” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A; and

•	all executive officers of Warner Music Group and directors of Warner Music Group as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

Name and Address of Beneficial Owner(a)	Title of Class(b)	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding
AI Entertainment Holdings LLC (formerly Airplanes Music LLC)	Common Stock	1,000	100%
Stephen Cooper	N/A	N/A	N/A
Lyor Cohen	N/A	N/A	N/A
Mark Ansorge	N/A	N/A	N/A
Brian Roberts	N/A	N/A	N/A
Paul M. Robinson	N/A	N/A	N/A
Cameron Strang	N/A	N/A	N/A
Will Tanous	N/A	N/A	N/A
Edgar Bronfman, Jr	N/A	N/A	N/A
Len Blavatnik (b)	Common Stock	1,000	100%
Lincoln Benet	N/A	N/A	N/A
Alex Blavatnik	N/A	N/A	N/A
Thomas H. Lee	N/A	N/A	N/A
Jörg Mohaupt	N/A	N/A	N/A
Donald A. Wagner	N/A	N/A	N/A
All executive officers and directors of Warner Music Group as a group (14 persons)	Common Stock	1,000	100%

(a)	The mailing address of each of these persons is c/o Warner Music Group Corp., 75 Rockefeller Center, New York, New York 10019, (212) 275-2000.
(b)	As of December 31, 2011, the Issuer, Warner Music Group and AI Entertainment Holdings LLC (formerly Airplanes Music LLC) are indirectly controlled by Len Blavatnik. Other than Mr. Blavatnik, no director or member of our senior management team beneficially owns any shares in AI Entertainment Holdings LLC (formerly Airplanes Music LLC) or Warner Music Group.

SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Access, through AI Entertainment Holdings LLC, controls 100% of the Issuer’s issued and outstanding capital stock, and Warner Music Group, the Issuer and Acquisition Corp. are affiliates of Access.

For a discussion of related party transactions Warner Music Group is party to, see “Item 13. Certain Relationships, Related Transactions and Director Independence” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011, a copy of which is included in this prospectus as Annex A.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

In connection with the Merger, Acquisition Corp. entered into a credit agreement (the “Credit Agreement”) for a senior secured revolving credit facility with Credit Suisse AG, as administrative agent, and the other financial institutions and lenders from time to time party thereto (the “Revolving Credit Facility”).

General

Acquisition Corp. is the borrower (the “Borrower”) under the Credit Agreement which provides for a revolving credit facility in the amount of up to $60 million (the “Commitments”) and includes a letter of credit sub-facility. The Credit Agreement permits loans for general corporate purposes and may also be utilized to issue letters of credit. The Credit Agreement matures five years from the Closing Date.

Interest Rates and Fees

Borrowings under the Credit Agreement bear interest at Borrower’s election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period (“LIBOR rate”), plus 4% per annum, or (ii) the base rate, which is the highest of (x) the corporate base rate established by the administrative agent from time to time, (y) the overnight federal funds rate plus 0.5% and (z) the one-month LIBOR rate plus 1.0% per annum, plus, in each case, 3% per annum. The LIBOR rate shall be deemed to be not less than 1.5%.

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an alternative base rate loan.

The Credit Agreement bears a commitment fee on the unutilized portion equal to 0.50%, payable quarterly in arrears. Acquisition Corp. is required to pay certain upfront fees to lenders and agency fees to the agent under the Credit Agreement, in the amounts and at the times agreed between the relevant parties.

Prepayments

If, at any time, the aggregate amount of outstanding borrowings (including letters of credit outstanding thereunder) exceeds the Commitments, prepayments of the loans (and after giving effect to such prepayment the cash collateralization of letters of credit) will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of then effective commitments under the Credit Agreement and amounts prepaid may be reborrowed, subject to then effective commitments under the Credit Agreement.

Voluntary reductions of the unutilized portion of the Commitments and prepayments of borrowings under the Credit Agreement are permitted at any time, in minimum principal amounts set forth in the Credit Agreement, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR-based borrowings other than on the last day of the relevant interest period.

Guarantee; Security

Acquisition Corp. and certain of its domestic subsidiaries entered into a Subsidiary Guaranty, dated as of the Closing Date (the “Subsidiary Guaranty”) pursuant to which all obligations under the Credit Agreement are guaranteed by Acquisition Corp.’s existing subsidiaries that guarantee the Existing Secured Notes and each other direct and indirect wholly owned U.S. subsidiary, other than certain excluded subsidiaries.

All obligations of the Borrower and each guarantor are secured by substantially all assets of the Borrower, the Issuer and each subsidiary guarantor to the extent required under the security agreement securing the Existing Secured Notes and the Secured WMG Notes, including a perfected pledge of all the equity interests of the Borrower and of any subsidiary guarantor, mortgages on certain real property and certain intellectual property.

Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on dividends on, and redemptions and purchases of, equity interests and other restricted payments, limitations on prepayments, redemptions and repurchases of certain debt, limitations on liens, limitations on loans and investments, limitations on debt, guarantees and hedging arrangements, limitations on mergers, acquisitions and asset sales, limitations on transactions with affiliates, limitations on changes in business conducted by the Borrower and its subsidiaries, limitations on restrictions on ability of subsidiaries to pay dividends or make distributions, limitations on amendments of subordinated debt and unsecured bonds and limitations on capital expenditures. The negative covenants are subject to customary and other specified exceptions.

There are no financial covenants included in the Credit Agreement, other than a springing leverage ratio, which will be tested only when there are loans outstanding under the Credit Agreement in excess of $5 million (excluding letters of credit).

Events of Default

Events of default under the Credit Agreement are limited to nonpayment of principal, interest or other amounts, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration of certain material debt, bankruptcy, material judgments, ERISA events, actual or asserted invalidities of the Credit Agreement, guarantees or security documents and a change of control, subject to customary notice and grace period provisions.

Existing Secured Notes

As of September 30, 2011, Acquisition Corp. had $1.162 billion of debt represented by its 9.5% Senior Secured Notes due 2016 (the “Existing Secured Notes”). Acquisition Corp. issued $1.1 billion aggregate principal amount of Existing Secured Notes in 2009 pursuant to the Indenture, dated as of May 28, 2009 (as amended and supplemented, the “Existing Secured Notes Indenture”), among Acquisition Corp., the guarantors party thereto, and Wells Fargo Bank, National Association as trustee.

The Existing Secured Notes were issued at 96.289% of their face value for total net proceeds of $1.059 billion, with an effective interest rate of 10.25%. The original issue discount (OID) was $41 million. The OID was equal to the difference between the stated principal amount and the issue price. Following the Merger, in accordance with the guidance under ASC 805, these notes were recorded at fair value in conjunction with acquisition-method accounting. This resulted in the elimination of the predecessor discount and the establishment of a $65 million successor premium based on market data as of the closing date. This premium will be amortized using the effective interest rate method and reported as an offset to non-cash interest expense. The Existing Secured Notes mature on June 15, 2016 and bear interest payable semi-annually on June 15 and December 15 of each year at a fixed rate of 9.50% per annum.

Acquisition Corp. used the net proceeds from the Existing Secured Notes offering, plus approximately $335 million in existing cash, to repay in full all amounts due under its previous senior secured credit facility and pay related fees and expenses. In connection with the repayment, Acquisition Corp. terminated its previous revolving credit facility.

The Existing Secured Notes remain outstanding following the Merger. Acquisition Corp. entered into a supplemental indenture, dated as of the Closing Date (the “Existing Secured Notes Supplemental Indenture”) that supplements the Existing Secured Notes Indenture. Pursuant to the Existing Secured Notes Supplemental Indenture, certain subsidiaries of Acquisition Corp. that had not previously been parties to the Existing Secured Notes Indenture, agreed to become parties thereto and to unconditionally guarantee, on a senior secured basis, payment of the Existing Secured Notes.

Ranking and Security

The Existing Secured Notes are Acquisition Corp.’s senior secured obligations and are secured on an equal and ratable basis with the Secured WMG Notes and the Revolving Credit Facility and all future indebtedness secured under the same security arrangements as such indebtedness. The Existing Secured Notes rank senior in right of payment to Acquisition Corp.’s existing and future subordinated indebtedness; rank equally in right of payment with all of Acquisition Corp.’s existing and future senior indebtedness, including the Secured WMG Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; are effectively senior to all of Acquisition Corp.’s existing and future unsecured indebtedness, to the extent of the assets securing the Existing Secured Notes and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below), to the extent of the assets of those subsidiaries. All obligations under the Existing Secured Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, in the assets of the Issuer (which consists of the shares of Acquisition Corp.), Acquisition Corp., and the subsidiary guarantors, except for certain excluded assets.

Guarantees

The Existing Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries, except for certain excluded subsidiaries, and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee is a senior secured obligation of such subsidiary guarantor and is secured on an equal and ratable basis with such subsidiary guarantor’s guarantees of the Secured WMG Notes and the Revolving Credit Facility and all future indebtedness of such subsidiary guarantor secured under the same security arrangements as such indebtedness. Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated obligations of such subsidiary guarantor; ranks equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness, including such subsidiary guarantor’s guarantee of the Secured WMG Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; is effectively senior to all of such subsidiary guarantor’s existing and future unsecured indebtedness, to the extent of the assets securing such subsidiary guarantor’s guarantee of the Existing Secured Notes and is structurally subordinated to all existing and future indebtedness and other liabilities of any non-guarantor subsidiary of such subsidiary guarantor (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors), to the extent of the assets of such subsidiary. Any subsidiary guarantee of the Existing Secured Notes may be released in certain circumstances. The Existing Secured Notes are not guaranteed by the Issuer.

Optional Redemption

Acquisition Corp. may redeem the Existing Secured Notes, in whole or in part, at any time prior to June 15, 2013, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Existing Secured Notes to be redeemed to the applicable redemption date.

The Existing Secured Notes may also be redeemed, in whole or in part, at any time prior to June 15, 2013, upon the consummation and closing of a Major Music/Media Transaction (as defined in the Existing Secured

Notes Indenture), at a redemption price equal to 104.750% of the principal amount of the Existing Secured Notes redeemed plus accrued and unpaid interest and special interest, if any, on the Existing Secured Notes to be redeemed to the applicable redemption date, subject to the right of holders of the Existing Secured Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after June 15, 2013, Acquisition Corp. may redeem all or a part of the Existing Secured Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Existing Secured Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

In addition, at any time prior to June 15, 2012, Acquisition Corp. may on any one or more occasions redeem up to 35% of the aggregate principal amount of Existing Secured Notes at a redemption price equal to 109.50% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings; provided that: (1) at least 50% of the aggregate principal amount of Existing Secured Notes originally issued under the Existing Secured Notes Indenture (excluding Existing Secured Notes held by Acquisition Corp. and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of a change of control, which is defined in the Existing Secured Notes Indenture, each holder of the Existing Secured Notes has the right to require Acquisition Corp. to repurchase some or all of such holder’s Existing Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. A change of control includes, among other events, either a sale of Acquisition Corp.’s Recorded Music business or a sale of its Music Publishing business. A sale of Acquisition Corp.’s Recorded Music Business will not constitute a change of control where Acquisition Corp. has made an offer to redeem all the Existing Secured Notes in connection with such sale.

The Existing Secured Notes remain outstanding following the Merger. In connection with the Merger, in May 2011, Acquisition Corp. received the requisite consents from holders of the Existing Secured Notes to amend the indenture governing the notes such that the Merger would not constitute a “Change of Control” as defined therein.

Covenants

The Existing Secured Notes Indenture contains covenants limiting, among other things, Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to it or make certain other intercompany transfers; sell certain assets; create liens securing certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; sell or otherwise dispose of its Music Publishing business; and enter into certain transactions with its affiliates.

Events of Default

Events of default under the Existing Secured Notes Indenture are limited to the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Existing Secured Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, material judgment defaults, actual or asserted invalidity of a guarantee of a significant subsidiary and actual or asserted invalidity of material security interests, subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Existing Secured Notes to become or to be declared due and payable.

Secured WMG Notes

On the Closing Date, the Initial OpCo Issuer issued $150 million aggregate principal amount of the Secured WMG Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Secured WMG Notes Indenture”), between the Initial OpCo Issuer and Wells Fargo Bank, National Association as trustee (the “Trustee”). Following the completion of the OpCo Merger on the Closing Date, Acquisition Corp. and certain of its domestic subsidiaries (the “Guarantors”) entered into a Supplemental Indenture, dated as of the Closing Date (the “Secured WMG Notes First Supplemental Indenture”), with the Trustee, pursuant to which (i) Acquisition Corp. became a party to the Indenture and assumed the obligations of the Initial OpCo Issuer under the Secured WMG Notes and (ii) each Guarantor became a party to the Secured WMG Notes Indenture and provided an unconditional guarantee on a senior secured basis of the obligations of Acquisition Corp. under the Secured WMG Notes.

The Secured WMG Notes were issued at 104.75% of their face value for total net proceeds of $157 million, with an effective interest rate of 8.32%. The original issue premium (OIP) was $7 million. The OIP is the difference between the stated principal amount and the issue price. The OIP will be amortized over the term of the Secured WMG Notes using the effective interest rate method and reported as an offset to non-cash interest expense. The Secured WMG Notes mature on June 15, 2016 and bear interest payable semi-annually on June 15 and December 15 of each year at fixed rate of 9.50% per annum.

Ranking and Security

The Secured WMG Notes are Acquisition Corp.’s senior secured obligations and are secured on an equal and ratable basis with the Existing Secured Notes and the Revolving Credit Facility and all future indebtedness secured under the same security arrangements as such indebtedness. The Secured WMG Notes rank senior in right of payment to Acquisition Corp.’s existing and future subordinated indebtedness; rank equally in right of payment with all of Acquisition Corp.’s existing and future senior indebtedness, including the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; are effectively senior to all of Acquisition Corp.’s existing and future unsecured indebtedness, to the extent of the assets securing the Secured WMG Notes; and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below)) to the extent of the assets of such subsidiaries. All obligations under the Secured WMG Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, on the assets of the Issuer (which consists of the shares of Acquisition Corp.), Acquisition Corp., and the subsidiary guarantors, except for certain excluded assets.

Guarantees

The Secured WMG Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries, except for certain excluded subsidiaries, and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee is a senior secured obligation of such subsidiary guarantor and is secured on an equal and ratable basis with such subsidiary guarantor’s guarantees of the Existing Secured Notes and the Revolving Credit Facility and all future indebtedness of such subsidiary guarantor secured under the same security arrangements as such indebtedness.

Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated obligations of the applicable subsidiary guarantor; ranks equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness, including such subsidiary guarantor’s guarantee of the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; is effectively senior to all of such subsidiary guarantor’s existing and future unsecured indebtedness, to the extent of the assets securing such subsidiary guarantor’s guarantee of the Secured WMG Notes; and is structurally subordinated to all existing and future indebtedness and other liabilities of any non-guarantor subsidiary of such subsidiary guarantor (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors), to the extent of the assets of such subsidiary. Any subsidiary guarantee of the Secured WMG Notes may be released in certain circumstances. The Secured WMG Notes are not guaranteed by the Issuer.

Optional Redemption

Acquisition Corp. may redeem the Secured WMG Notes, in whole or in part, at any time prior to June 15, 2013, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date.

The Secured WMG Notes may also be redeemed, in whole or in part, at any time prior to June 15, 2013, upon the consummation and closing of a Major Music/Media Transaction (as defined in the Secured WMG Notes Indenture), at a redemption price equal to 104.750% of the principal amount of the Secured WMG Notes redeemed plus accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date, subject to the right of holders of the Secured WMG Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after June 15, 2013, Acquisition Corp. may redeem all or a part of the Secured WMG Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

In addition, at any time prior to June 15, 2012, Acquisition Corp. may on any one or more occasions redeem up to 35% of the aggregate principal amount of Secured WMG Notes at a redemption price equal to 109.50% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings; provided that: (1) at least 50% of the aggregate principal amount of Secured WMG Notes originally issued under the Secured WMG Notes Indenture (excluding Secured WMG Notes held by Acquisition Corp. and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of a change of control, which is defined in the Secured WMG Notes Indenture, each holder of the Secured WMG Notes has the right to require Acquisition Corp. to repurchase some or all of such holder’s Secured WMG Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. A change of control includes, among other events, either a sale of Acquisition Corp.’s Recorded Music business or a sale of its Music Publishing business. A sale of Acquisition Corp.’s Recorded Music Business will not constitute a change of control where Acquisition Corp. has made an offer to redeem all the Secured WMG Notes in connection with such sale.

Covenants

The Secured WMG Notes Indenture contains covenants limiting, among other things, Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to it or make certain other intercompany transfers; sell certain assets; create liens securing certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; sell or otherwise dispose of its Music Publishing business; and enter into certain transactions with its affiliates.

Events of Default

Events of default under the Secured WMG Notes Indenture, are limited to the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Secured WMG Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, material judgment defaults, actual or asserted invalidity of a guarantee of a significant subsidiary and actual or asserted invalidity of material security interests, subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Secured WMG Notes to become or to be declared due and payable.

Unsecured WMG Notes

On the Closing Date, the Initial OpCo Issuer issued $765 million aggregate principal amount of the Unsecured WMG Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Unsecured WMG Notes Indenture”), between the Initial OpCo Issuer and Wells Fargo Bank, National Association as trustee (the “Trustee”). Following the completion of the OpCo Merger on the Closing Date, Acquisition Corp. and certain of its domestic subsidiaries (the “Guarantors”) entered into a Supplemental Indenture, dated as of the Closing Date (the “Unsecured WMG Notes First Supplemental Indenture”), with the Trustee, pursuant to which (i) Acquisition Corp. became a party to the Indenture and assumed the obligations of the Initial OpCo Issuer under the Unsecured WMG Notes and (ii) each Guarantor became a party to the Unsecured WMG Notes Indenture and provided an unconditional guarantee of the obligations of Acquisition Corp. under the Unsecured WMG Notes.

The Unsecured WMG Notes were issued at 97.673% of their face value for total net proceeds of $747 million, with an effective interest rate of 12%. The original issue discount (OID) was $17 million. The OID is the difference between the stated principal amount and the issue price. The OID will be amortized over the term of the Unsecured WMG Notes using the effective interest rate method and reported as non-cash interest expense. The Unsecured WMG Notes mature on October 1, 2018 and bear interest payable semi-annually on April 1 and October 1 of each year at fixed rate of 11.50% per annum.

Ranking

The Unsecured WMG Notes are Acquisition Corp.’s general unsecured senior obligations. The Unsecured WMG Notes rank senior in right of payment to Acquisition Corp.’s existing and future subordinated indebtedness; rank equally in right of payment with all of Acquisition Corp.’s existing and future senior indebtedness, including the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes; are effectively subordinated to all of Acquisition Corp.’s existing and future secured indebtedness, including the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes, to the extent of the assets securing such indebtedness; and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below)), to the extent of the assets of such subsidiaries.

Guarantees

The Unsecured WMG Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries, except for certain excluded subsidiaries, and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated obligations of such subsidiary guarantor; ranks equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness, including such subsidiary guarantor’s guarantee of the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes; is effectively subordinated to all of such subsidiary guarantor’s existing and future secured indebtedness, including such subsidiary guarantor’s guarantee of the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes, to the extent of the assets securing such indebtedness; and is structurally subordinated to all existing and future indebtedness and other liabilities of any non-guarantor subsidiary of such subsidiary guarantor (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors), to the extent of the assets of such subsidiary. Any subsidiary guarantee of the Unsecured WMG Notes may be released in certain circumstances. The Unsecured WMG Notes are not guaranteed by the Issuer.

Optional Redemption

Acquisition Corp. may redeem the Unsecured WMG Notes, in whole or in part, at any time prior to October 1, 2014, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date. On or after October 1, 2014, Acquisition Corp. may redeem all or a part of the Unsecured WMG Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Unsecured WMG Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage
2014	108.625%
2015	105.750%
2016	102.875%
2017 and thereafter	100.000%

In addition, at any time (which may be more than once) before October 1, 2014, Acquisition Corp. may redeem up to 35% of the aggregate principal amount of the Unsecured WMG Notes with the net cash proceeds of certain equity offerings at a redemption price of 111.50%, plus accrued and unpaid interest and special interest, if any, to the applicable redemption date; provided that: (1) at least 50% of the aggregate principal amount of Unsecured WMG Notes originally issued under the Unsecured WMG Notes Indenture remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of certain events constituting a change of control, Acquisition Corp. is required to make an offer to repurchase all of Unsecured WMG Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest and special interest, if any to the repurchase date.

Covenants

The Unsecured WMG Notes Indenture contains covenants that, among other things, limit Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to Acquisition Corp. or make certain other intercompany transfers; sell certain assets; create liens securing certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

Events of Default

Events of default under the Unsecured WMG Notes Indenture are limited to: the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Unsecured WMG Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, material judgment defaults, and actual or asserted invalidity of a guarantee of a significant subsidiary subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Unsecured WMG Notes to become or to be declared due and payable.

Guarantee of Acquisition Corp. Notes

On December 8, 2011 we issued guarantees whereby we agreed to fully and unconditionally guarantee, on a senior unsecured basis, the payments of Acquisition Corp. on the Existing Secured Notes, the Secured WMG Notes, and the Unsecured WMG Notes.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this “Description of Notes” section, the term “Issuer” refers only to WM Holdings Finance Corp. prior to the Merger and to WMG Holdings Corp. as the surviving corporation after the Merger, and not to any of their subsidiaries.

The Issuer issued its 13.75% Senior Notes due 2019 (the “Old Notes”) and will issue the new 13.75% Senior Notes due 2019 (the “New Notes”) under the indenture dated as of July 20, 2011, as amended by the First Supplemental Indenture, dated as of July 20, 2011 and the Second Supplemental Indenture, dated as of August 2, 2011 (the “Indenture”) between itself and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The terms of the New Notes will be substantially identical to the terms of the Old Notes except that the New Notes will be registered under the Securities Act and will not contain restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP number from the Old Notes, and will not entitle their holders to registration rights. New Notes will otherwise be treated as Old Notes for purposes of the Indenture.

The following description is a summary of the material provisions of the Indenture and the Notes. It does not restate those agreements in their entirety. We urge you to read those documents because they, and not this description, define your rights as holders of the Notes. Copies of the Indenture and the Notes have been filed (or incorporated by reference) as exhibits to the registration statement of which this prospectus constitutes a part. Copies of the Indenture and the Notes are available as set forth under “Where You Can Find More Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the Indenture or the Notes.

The registered holder of any Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture. The Old Notes and the New Notes, are each considered collectively to be a single class for all purposes under the Indenture, including, without limitations, for purposes of waivers, amendments, redemptions and offers to purchase. In this Description of Notes, any reference to (i) “Notes” refers collectively to the Old Notes and the New Notes, unless the context otherwise requires, and (ii) a “series” of Notes refers to the Old Notes and New Notes collectively, as applicable.

Brief Description of the Notes and the Guarantee

The Notes:

•	are general, unsecured obligations of the Issuer;

•	rank senior in right of payment to all existing and future subordinated Indebtedness of the Issuer;

•	are pari passu in right of payment with all existing and future senior Indebtedness of the Issuer;

•

are effectively subordinated to all existing and future secured Indebtedness of the Issuer and its Subsidiaries, including the Existing Secured OpCo Notes, the New Secured OpCo Notes and the Revolving Credit Facility, to the extent of the value of the assets securing such Indebtedness; and

•

structurally subordinated to all existing and future Indebtedness and other liabilities of any Subsidiary of the Issuer, including the Existing Secured OpCo Notes, the New Secured OpCo Notes, the Unsecured OpCo Notes and the Revolving Credit Facility.

The Notes are entitled to the benefits of the Guarantee by Warner Music Group Corp. The Guarantee:

•	is the general, unsecured obligation of such Guarantor;

•	ranks senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor;

•	is pari passu in right of payment with all existing and future senior Indebtedness of such Guarantor;

•	is effectively subordinated to all existing and future secured Indebtedness of such Guarantor, to the extent of the value of the assets securing such Indebtedness; and

As of September 30, 2011:

•	the Notes and related Guarantee were structurally subordinated to approximately $2,067 million of liabilities of OpCo and the other Subsidiaries of the Issuer;

•	the Notes and related Guarantee were effectively subordinated to approximately $1,319 million of secured borrowed money Indebtedness of OpCo and its Subsidiaries; and

•	OpCo had $60.0 million in unutilized capacity under the Revolving Credit Facility.

The Indenture permits us to incur additional Indebtedness, including additional secured Indebtedness.

Principal, Maturity and Interest

The Indenture provides for the issuance by the Issuer of Notes with an unlimited principal amount, of which an aggregate principal amount of $150.0 million is currently outstanding. The Issuer may issue additional Notes (the “additional Notes”) from time to time. Any offering of additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Issuer issued the Notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Notes will mature on October 1, 2019.

Interest on the Notes accrues at the rate of 13.75% per annum and is payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2011. The Issuer will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the Notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder has given wire transfer instructions to the Issuer, the Issuer, through the paying agent or otherwise, will pay all principal, interest and premium and Special Interest (as defined under “—Registration Rights; Exchange Offer”), if any, on that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of Minneapolis, Minnesota, unless the Issuer elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee has initially acted as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange Notes in accordance with the Indenture and the procedures described in “Transfer Restrictions.” The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note (1) for a period of 15 days before a selection of Notes to be redeemed or (2) tendered and not withdrawn in connection with a Change of Control Offer or an Asset Sale Offer.

Holding Company Structure

The Issuer is a holding company and does not have any material assets or operations other than ownership of Capital Stock of OpCo. All of its operations are conducted through its Subsidiaries. Claims of creditors of Subsidiaries of the Issuer, including creditors under the Existing Secured OpCo Notes, the New Secured OpCo Notes, the Unsecured OpCo Notes and the Revolving Credit Facility, trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Issuer’s creditors, including holders of the Notes. The Notes, therefore, are structurally subordinated to creditors (including creditors under the Existing Secured OpCo Notes, the New Secured OpCo Notes, the Unsecured OpCo Notes and the Revolving Credit Facility and trade creditors) and preferred stockholders (if any) of our Subsidiaries, including OpCo. As of September 30, 2011, the Issuer had Indebtedness of approximately $150.0 million outstanding and its Subsidiaries had liabilities of approximately $2,067 million outstanding. Although the Indenture limits the incurrence of Indebtedness and the issuance of Preferred Stock of the Issuer’s Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. See “Risk Factors—Risk Factors Related to the Holdings Notes—Risk Factors Related to the Holdings Notes—Holdings may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payment on the Holdings Notes.”

Optional Redemption

At any time prior to October 1, 2015, the Issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes (including the aggregate principal amount of any additional Notes) issued under the Indenture, at its option, at a redemption price equal to 113.75% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Special Interest thereon, if any, to the date of redemption (subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date), with funds in an aggregate amount not exceeding the net cash proceeds of one or more Equity Offerings by the Issuer or any contribution to the Issuer’s common equity capital made with the net cash proceeds of one or more Equity Offerings by the Issuer’s direct or indirect parent; provided that:

(1) at least 50% of the aggregate principal amount of Notes originally issued under the Indenture (including the aggregate principal amount of any additional Notes) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such Equity Offering.

The Notes may be redeemed, in whole or in part, at any time prior to October 1, 2015, at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

On or after October 1, 2015, the Issuer may redeem all or a part of the Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage
2015	106.875%
2016	103.438%
2017 and thereafter	100.000%

The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Any redemption or notice of any redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering or other corporate transaction or event. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(1) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(2) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate, or in accordance with DTC’s procedures.

No Notes of $2,000 or less can be redeemed in part. If a partial redemption is made with the proceeds of an Equity Offering in accordance with the first paragraph under “—Optional Redemption,” the Trustee will select the applicable Notes on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures). Notices of redemption will be mailed by first-class mail or delivered by electronic transmission at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed or delivered by electronic transmission more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Guarantees

Warner Music Group Corp. has issued a guarantee with respect to the Notes whereby it fully and unconditionally guaranteed, on a senior unsecured basis, the payments of the Issuer on the Notes. No Subsidiary of the Issuer currently guarantees the payment of the Notes, and the Indenture does require any parent company or Subsidiary of the Issuer to guarantee the Notes.

Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes, other than the Special Mandatory Redemption, if applicable.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Issuer has exercised its right to redeem all the Notes as described under “—Optional Redemption” (and has not rescinded such exercise), each holder of Notes will have the right to require the Issuer to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to an offer (a “Change of Control Offer”) on the terms set forth in the Indenture. In the Change of Control Offer, the Issuer will offer a payment (a “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and

Special Interest, if any, on the Notes repurchased, to the date of purchase. On or prior to the date that is 60 days following any Change of Control, the Issuer will mail or deliver by electronic transmission a notice to each holder stating that a Change of Control has occurred or may occur and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed or delivered, pursuant to the procedures required by the Indenture and described in such notice. The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The paying agent will promptly mail to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The provisions described above that require the Issuer to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Issuer repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

Agreements governing Indebtedness of the Issuer or its Subsidiaries may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased or repaid upon a Change of Control. Agreements governing Indebtedness of the Issuer or its Subsidiaries may prohibit the Issuer from repurchasing the Notes upon a Change of Control or prohibit the Issuer’s Subsidiaries from making dividends or distributions to the Issuer to allow the Issuer to repurchase Notes upon a Change of Control, unless such Indebtedness has been repurchased or repaid (or an offer made to effect such repurchase or repayment has been made and the Indebtedness of those creditors accepting such offer has been repurchased or repaid) and/or other specified requirements have been met. Moreover, the exercise by the holders of Notes of their right to require the Issuer to repurchase the Notes could cause a default under such agreements, even if the Change of

Control itself does not, due to the financial effect of such repurchase on the Issuer and its Subsidiaries. Finally, the Issuer’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Issuer’s obligation to make an offer to purchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes. As described above under “—Optional Redemption,” the Issuer also has the right to redeem the Notes at specified prices, in whole or in part, upon a Change of Control or otherwise. See “Risk Factors—Risk Factors Related to the Offerings, the Notes and the Transactions—The Issuers may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease, transfer or other conveyance of “all or substantially all” of the properties or assets of the Issuer and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer and its Restricted Subsidiaries and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders of the Notes have the right to require the Issuer to repurchase such Notes.

Asset Sales

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value (as determined, as of the time of contractually agreeing to such Asset Sale, in good faith by senior management or the Board of Directors of the Issuer, whose determination shall be conclusive, provided that in the case of any Asset Sale involving consideration in excess of $50.0 million, such determination shall be made by the Board of Directors of the Issuer) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) except for any Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash or Cash Equivalents.

For purposes of clause (2) above, the amount of (i) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on such balance sheet or in the notes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by the Issuer) of the Issuer or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets (or are otherwise extinguished in connection with the transactions relating to such Asset Sale), if such liabilities are not Indebtedness, or the Issuer or such Restricted Subsidiary has been released from all liability on payment of the principal amount of such liabilities in connection with such Asset Sale, (ii) any securities, notes or other obligations received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale and (iii) any Designated Noncash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Board of Directors of the Issuer), taken together with all other Designated Noncash Consideration received pursuant to this clause (iii) that is at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 8.5% of Consolidated Tangible Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this paragraph and for no other purpose.

Within 395 days after the receipt of any Net Proceeds from an Asset Sale, the Issuer or such Restricted Subsidiary may apply an amount equal to those Net Proceeds at its option:

(1) to permanently reduce

(A)	Bank Obligations under a Credit Agreement, and to correspondingly reduce any outstanding commitments with respect thereto, if applicable;

(B)	Obligations constituting Secured Indebtedness, and to correspondingly reduce any outstanding commitments with respect thereto, if applicable;

(C)	Obligations under the Notes or any other Senior Indebtedness of the Issuer (and, in the case of other Senior Indebtedness, to correspondingly reduce any outstanding commitments with respect thereto, if applicable); provided that if the Issuer shall so repay any such other Senior Indebtedness, the Issuer will reduce Obligations under the Notes on a pro rata basis by, at its option, (A) redeeming Notes as described under “—Optional Redemption,” (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders of Notes to purchase their Notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the date of purchase or (C) purchasing Notes through open market purchases, at a price equal to or higher than 100% of the principal amount thereof; or

(D)	Indebtedness of a Restricted Subsidiary, other than Indebtedness owed to the Issuer or an Affiliate of the Issuer, provided that, if an offer to purchase any Indebtedness of OpCo or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to permanently reduce Indebtedness of a Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such offer will be deemed to exist following such offer;

(2) to make an investment in (A) any one or more businesses (provided that such investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary), (B) capital expenditures or (C) other assets that, in the case of each of the foregoing clauses (A), (B) and (C), are used or useful in a Permitted Business; and/or

(3) to make an investment in (A) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Stock and it results in the Issuer or a Restricted Subsidiary owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (B) properties or (C) other assets that, in the case of each of the foregoing clauses (A), (B) and (C), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that the Issuer or such Restricted Subsidiary will be deemed to have complied with clause (2) or (3) above if and to the extent that, within 395 days after the Asset Sale that generated the Net Proceeds, the Issuer or such Restricted Subsidiary has entered into and not abandoned or rejected a binding agreement to consummate any such investment described in clause (2) or (3) above, and such investment is thereafter completed within 180 days after the end of such 395-day period.

When the aggregate amount of Net Proceeds or equivalent amount not applied or invested in accordance with the preceding paragraph (“Excess Proceeds”) exceeds $50.0 million, the Issuer will make an offer (an “Asset Sale Offer”) to all holders of Notes and, if required under the terms of any Indebtedness that ranks pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness, on a pro rata basis, to purchase the maximum aggregate principal amount of Notes and such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, or, in the case of Pari Passu Indebtedness that is issued or sold at a discount, the amount of the accreted value thereof at such time, plus accrued and unpaid interest and Special Interest, if any, to the date of purchase (or such lesser price, if any, as may be provided under the terms of such Pari Passu Indebtedness).

Pending the final application of any Net Proceeds or equivalent amount, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds allotted to purchase Notes in such Asset Sale Offer, the Trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Certain Covenants

Changes in Covenants When Notes Rated Investment Grade

Set forth below are summaries of certain covenants currently in effect, contained in the Indenture. If on any date, (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event” and the date thereof being referred to as the “Suspension Date”) then, the covenants listed under the following captions in this “Description of Notes” section of this prospectus will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Restricted Payments”;

(3)	“—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)	clauses (4) and (5) of the first paragraph of “—Merger, Consolidation or Sale of Assets”;

(5)	“—Transactions with Affiliates”; and

(6)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”.

Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be reset to zero. During any period that the Suspended Covenants have been suspended, the Board of Directors of the Issuer may not designate any of its Subsidiaries as Unrestricted Subsidiaries unless such designation would have complied with the covenant described under “—Restricted Payments” as if such covenant would have been in effect during such period.

In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this “Description of Notes” as the “Suspension Period.”

In the event of any reinstatement of the Suspended Covenants on a Reversion Date, (i) with respect to Restricted Payments made after such reinstatement, the amount available to be made as Restricted Payments will be calculated as though the covenant described below under “—Restricted Payments” had been in effect prior to, but not during, the Suspension Period; (ii) all Indebtedness incurred, or Preferred Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the definition of “Permitted Debt”; (iii) any Affiliate Transaction entered into after such reinstatement pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (8) of the second paragraph of the covenant described under “—Transactions with Affiliates;” and (iv) any encumbrance or restriction on the ability of any Restricted Subsidiary to take any action described in clauses (1) through (3) of the first paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Subsidiaries” that becomes effective during any Suspension Period shall be deemed to be permitted pursuant to clause (1) of the second paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Subsidiaries.”

During the Suspension Period, any reference in the definitions of “Permitted Liens” and “Unrestricted Subsidiary” to the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or any provision thereof shall be construed as if such covenant were in effect during the Suspension Period.

Notwithstanding that the Suspended Covenants may be reinstated, (1) no Default, Event of Default or breach of any kind will be deemed to exist or have occurred as a result of any failure by the Issuer or any Subsidiary to comply with the Suspended Covenants during any Suspension Period (or upon termination of the Suspension Period or after that time arising out of actions taken or events that occurred during the Suspension Period), and (2) following a Reversion Date the Issuer and any Subsidiary will be permitted, without causing a Default, Event of Default or breach of any kind, to honor, comply with or otherwise perform any contractual commitments or obligations arising prior to such Reversion Date and to consummate the transactions contemplated thereby, and shall have no liability for any actions taken or events that occurred during the Suspension Period, or for any actions taken or events occurring at any time pursuant to any such commitment or obligation.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Issuer payable in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests (other than Disqualified Stock) or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including in connection with any merger or consolidation involving the Issuer;

(c) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (other than (x) Subordinated Indebtedness permitted under clauses (7) and (8) of the definition of “Permitted Debt” or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition); or

(d) make any Restricted Investment (all such payments and other actions set forth in these clauses (a) through (d) being collectively referred to as “Restricted Payments”),

unless, at the time of and immediately after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2) the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” (provided that, in the case of any Restricted Payment by OpCo, or any of its Restricted Subsidiaries, this clause (2) shall not apply if, at the time OpCo or such Restricted Subsidiary makes such Restricted Payment and after giving effect thereto, OpCo could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”);

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Effective Date (including Restricted Payments permitted by clauses (1), (6)(c), (9), (15) and (18) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the fiscal quarter during which the Effective Date occurs to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by the Issuer after the Effective Date from the issue or sale of (x) Equity Interests of the Issuer (including Retired Capital Stock (as defined below) but excluding (i) cash proceeds and marketable securities received from the sale of Equity Interests to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Subsidiaries after the Effective Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph and, to the extent actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies, (ii) Designated Preferred Stock and (iii) Disqualified Stock) or (y) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests of the Issuer (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary or the Issuer, as the case may be, and other than Disqualified Stock or Designated Preferred Stock or debt securities that have been converted into or exchanged for Disqualified Stock or Designated Preferred Stock), plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities contributed to the capital of the Issuer after the Effective Date (other than (i) by a Restricted Subsidiary, (ii) any Excluded Contributions, (iii) any Disqualified Stock, (iv) any Designated Preferred Stock and (v) the Cash Contribution Amount), plus

(d) 100% of the aggregate amount received in cash after the Effective Date and the fair market value, as determined in good faith by the Board of Directors of the Issuer, of property and marketable securities received by means of (A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or its Restricted Subsidiaries or (B) the sale (other than to the Issuer or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary, plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Board of Directors of the Issuer in good faith at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, consolidation or transfer of assets (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by a Restricted Subsidiary pursuant to clause (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment).

The preceding provisions will not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any redemption within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution or redemption would have complied with the provisions of the Indenture;

(2) (A) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Issuer or any direct or indirect parent company (“Retired Capital Stock”) or Subordinated Indebtedness in exchange for or out of the proceeds of the sale or issuance (other than to a Restricted Subsidiary or the Issuer) of Equity Interests of the Issuer or any direct or indirect parent company thereof to the extent contributed to the equity capital of the Issuer (in each case, other than Disqualified Stock) (“Refunding Capital Stock”) or any contributions to the equity capital of the Issuer, (B) the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the sale or issuance (other than to a Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Subsidiaries) of Refunding Capital Stock and (C) if, immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clauses (6) (a) or (b) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the incurrence of, new Indebtedness which is incurred in compliance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” so long as (A) the principal amount (or, if issued with original issue discount, the issue price) of such new Indebtedness does not exceed the principal amount of, and premium, if any, and accrued interest on, the Indebtedness being so redeemed, repurchased, defeased or otherwise acquired or retired for value plus any fees, premiums, underwriting discounts, costs and expenses related to such redemption, repurchase, defeasance or other acquisition or retirement for value, (B) such new Indebtedness is subordinated to the Notes at least to the same extent as such Indebtedness being so redeemed, repurchased or otherwise acquired or retired for value, (C) such new Indebtedness does not have a Stated Maturity date prior to the Stated Maturity of the Indebtedness being so redeemed, repurchased, defeased or otherwise acquired or retired for value and (D) such new Indebtedness has a Weighted Average Life to Maturity which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being so redeemed, repurchased, defeased or otherwise acquired or retired for value;

(4) any Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies and their respective estates, spouses and former spouses pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with any such repurchase, retirement or other acquisition), or any stock subscription or shareholder agreement, including any Equity Interest rolled over by management of the Issuer or any direct or indirect parent company of the Issuer in connection with the Transactions; provided, however, that the aggregate amount of Restricted Payments made under this clause (4) does not exceed in any calendar year $30.0 million (with unused amounts in any calendar year being carried over to the two succeeding calendar years); and provided, further, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of its direct or indirect parent companies, in each case to any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Effective Date plus (B) the amount of any cash bonuses otherwise payable to any future, present or former employee, director or consultant of the Issuer or any of its Subsidiaries or any of its direct or indirect parent companies that are foregone in return for the receipt of Equity Interests or the Issuer or any direct or indirect parent company of the Issuer pursuant to deferred compensation plan of such corporation plus (C) the cash proceeds of key man life insurance policies received by the Issuer or its Restricted Subsidiaries after the Effective Date (provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (A), (B) and (C) above in any calendar year) less (D) the amount of any Restricted Payments previously made pursuant to clauses (A), (B) and (C) of this clause (4); and provided, further, that cancellation of Indebtedness owing to the Issuer from any future, present or former employee, director or consultant of the Issuer or any of its Subsidiaries or any of its direct or indirect parent companies and their respective estates, spouses and former spouses in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary issued or incurred in accordance with the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of Fixed Charges for such entity;

(6) (a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Effective Date, (b) the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent company of the Issuer issued after the Effective Date, provided that the aggregate amount of dividends declared and paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock, and (c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph; provided, however, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, (x) the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 or (y) in the case of any such declaration or payment of dividends or distributions by OpCo or any of its Restricted Subsidiaries, OpCo would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities, not to exceed the greater of $75.0 million and 6.0% of Consolidated Tangible Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies and their respective estates, spouses and former spouses and repurchases or withholding of Equity Interests deemed to occur upon exercise of stock options or warrants or the vesting of equity awards (including restricted stock and restricted stock units) if such Equity Interests represent a portion of the exercise price of, or withholding obligation with respect to, such options, warrants or equity awards and any related payment in respect of such obligation;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any direct or indirect parent company of the Issuer after the Effective Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering;

(10) Restricted Payments in an aggregate amount at any time outstanding equal to the amount of Excluded Contributions;

(11) any other Restricted Payment in an aggregate amount, taken together with all other Restricted Payments made pursuant to this clause (11), at any one time outstanding not to exceed $100.0 million;

(12) the declaration and payment of dividends to, or the making of loans or any other payments to, any direct or indirect parent company of the Issuer in amounts intended to enable any such parent company to pay or cause to be paid:

(A)	franchise and excise taxes and other fees, taxes and expenses required to maintain its corporate or other legal existence;

(B)	federal, foreign, state and local income or franchise taxes with respect to any period for which the Issuer is a member of a consolidated, combined or unitary group of which such direct or indirect parent company is a member; provided that the amount of such payments shall not exceed the tax liability that the Issuer and its Subsidiaries would have incurred were such taxes determined as if such entities were a stand-alone group; and provided that Restricted Payments under this clause in respect of any taxes attributable to the income of any Unrestricted Subsidiaries may be made only to the extent that such Unrestricted Subsidiaries have made cash payments to the Issuer or its Restricted Subsidiaries;

(C)	customary salary, bonus and other benefits payable to officers, directors and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(D)	general corporate overhead costs and expenses (including professional expenses) for any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(E)	fees and expenses other than to Affiliates related to any unsuccessful equity or debt offering not prohibited by the Indenture;

(F)

taxes arising by virtue of (i) having capital stock outstanding or being a direct or indirect holding company parent of the Issuer, any Subsidiary of the Issuer or any direct or indirect parent of the Issuer, (ii) having guaranteed any obligations of the Issuer or any Subsidiary of the Issuer, (iii) having made a payment in respect of any of the payments permitted to be made to it under this section “—Restricted Payments”, (iv) any actions taken with respect to any intellectual property and associated rights relating to the business of the Issuer or any Subsidiary of the Issuer and (v) the receipt of, or entitlement to, any payment permitted to be made under this section “—Restricted Payments” or any payment in connection with the Transactions, including any payment received after the Effective Date pursuant to any agreement related to the Transactions;

(G)	payments made or expected to be made to cover social security, medicare, withholding and other taxes payable in connection with any management equity plan or stock option plan or any other management or employee benefit plan or agreement of any direct or indirect parent company of the Issuer or to make any other payment that would, if made by the Issuer or any Restricted Subsidiary, be permitted pursuant to clause (8) above; and

(H)	annual management, consulting, monitoring and advisory fees to any of the Sponsor and its Affiliates in an aggregate amount in any fiscal year not to exceed the Maximum Management Fee Amount, and related expenses and indemnities, pursuant to the Management Agreement or otherwise;

(13) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case with respect to any Restricted Payment made or owed to an Affiliate, to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) distributions or payments of Securitization Fees and purchases of Securitization Assets pursuant to a Securitization Repurchase Obligation in connection with a Qualified Securitization Financing;

(15) the repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that a Change of Control Offer or Asset Sale Offer, as applicable, has been made and all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, defeased or acquired or retired for value;

(16) [reserved];

(17) [reserved];

(18) the repurchase, redemption or other acquisition or retirement for value of Equity Interests of the Issuer deemed to occur in connection with paying cash in lieu of fractional shares of such Equity Interests in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of the Issuer, in each case, permitted under the Indenture;

(19) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents); and

(20) any Investment by OpCo or any Restricted Subsidiary thereof permitted under clause (3) of the first paragraph of the covenant described under “Description of Unsecured WMG Notes—Certain Covenants—Restricted Payments”, to the extent such Investment is not then permitted by clause (3) of the first paragraph of this covenant;

provided that at the time of, and immediately after giving effect to, any Restricted Payment permitted under clauses (7) and (11) above, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Board of Directors of the Issuer.

As of the Effective Date, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries except WMG Kensington Ltd and its Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of Unrestricted Subsidiary. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the second paragraph of the definition of Investments. Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or the definition of Permitted Investments and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants described in this prospectus.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, enter into any guarantee of, or otherwise become directly or indirectly liable, contingently or otherwise, for (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that

(1) the Issuer and any Restricted Subsidiary of the Issuer may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary of the Issuer may issue Preferred Stock if the Fixed Charge Coverage Ratio of the Issuer for the Issuer’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.00 to 1.00, or

(2) OpCo and any Restricted Subsidiary of OpCo may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary of OpCo may issue Preferred Stock if the Fixed Charge Coverage Ratio of OpCo for OpCo’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.00 to 1.00, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1) Indebtedness under the Existing Secured OpCo Notes, the New Secured OpCo Notes and one or more Credit Agreements together with the incurrence of the guarantees thereunder and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) and other Indebtedness, up to an aggregate principal amount, together with amounts outstanding under a Qualified Securitization Financing incurred pursuant to clause (17) below, not to exceed at any one time outstanding the greater of (A) $1,550.0 million and (B) the maximum aggregate principal amount (as of the date of incurrence of any such Indebtedness and after giving pro forma effect to the incurrence thereof and the application of the net proceeds therefrom (or as of the date of initial borrowing of such Indebtedness after giving pro forma effect to the incurrence of the entire committed amount of such Indebtedness)) that can be incurred without exceeding (x) a Senior Secured Indebtedness to EBITDA Ratio for the Issuer of 3.00 to 1.00 or (y) in the case of Indebtedness incurred pursuant to this subclause (B) by OpCo and its Restricted Subsidiaries, a Senior Secured Indebtedness to EBITDA Ratio for OpCo of 3.00 to 1.00 (it being understood that for purposes of determining compliance under this clause (1), any Indebtedness incurred under this clause (1) (whether or not secured) will be included in the amount of Senior Secured Indebtedness for purposes of calculating the Senior Secured Indebtedness to EBITDA Ratio);

(2) the incurrence by the Issuer and the Restricted Subsidiaries of Indebtedness represented by the Notes issued on the Issue Date or the Exchange Notes;

(3) Existing Indebtedness, including the Unsecured OpCo Notes (other than Indebtedness described in clauses (1), (2) and (7));

(4) Indebtedness (including Capitalized Lease Obligations) incurred by the Issuer or any Restricted Subsidiary and Preferred Stock issued by a Restricted Subsidiary to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Permitted Business (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount that, when aggregated with the principal amount of all other Indebtedness and/or Preferred Stock then outstanding and incurred or issued pursuant to this clause (4), does not exceed the greater of (x) $50.0 million and (y) 4.0% of Consolidated Tangible Assets;

(5) Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that such Indebtedness is not reflected on the balance sheet of the Issuer or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause);

(7) Indebtedness of the Issuer owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by the Issuer or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to the Issuer or a Restricted Subsidiary) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the issuer thereof and (B) if the Issuer is the obligor on such Indebtedness (other than any Existing Indebtedness) owing to a Restricted Subsidiary that is not OpCo or an Opco Notes Guarantor, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of the Issuer with respect to the Notes;

(8) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or a Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or a Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock;

(9) Hedging Obligations of the Issuer or any Restricted Subsidiary (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting (A) interest rate risk with respect to any Indebtedness that is permitted to be incurred by the terms of the Indenture, (B) exchange rate risk with respect to any currency exchange or (C) commodity price risk;

(10) obligations in respect of self-insurance, performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any Restricted Subsidiary or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case, in the ordinary course of business or consistent with past practice;

(11) Indebtedness of the Issuer or any Restricted Subsidiary or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness and Preferred Stock then outstanding and incurred pursuant to this clause (11), does not at any one time outstanding exceed the greater of $250.0 million and 15.0% of Consolidated Tangible Assets (it being understood that any Indebtedness or Preferred Stock incurred pursuant to this clause (11) shall cease to be deemed incurred or outstanding for purposes of this clause (11) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness or Preferred Stock under the first paragraph of this covenant without reliance on this clause (11));

(12) (a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as (in the case of any such Indebtedness) the incurrence of such Indebtedness by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness or other obligations of the Issuer;

(13) Indebtedness or Preferred Stock of the Issuer or any Restricted Subsidiary that serves to extend, replace, refund, refinance, renew or defease any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (2), (3) and (4) above, this clause (13) and clause (14) below or any Indebtedness issued to so extend, replace, refund, refinance, renew or defease such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the “Refinancing Indebtedness”); provided that such Refinancing Indebtedness (A) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, (B) to the extent such Refinancing Indebtedness refinances Indebtedness that is subordinated to the Notes, such Refinancing Indebtedness is subordinated to the Notes at least to the same extent as the Indebtedness being refinanced or refunded, (C) shall not include (x) Indebtedness or Preferred Stock of a Subsidiary that is not OpCo or an Opco Notes Guarantor that refinances Indebtedness or Preferred Stock of the Issuer or (y) Indebtedness or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness or Preferred Stock of an Unrestricted Subsidiary, (D) shall not be in a principal amount (or, if issued with original issue discount, an aggregate issue price) in excess of the principal amount of, premium, if any, and accrued interest on, the Indebtedness being replaced, refunded, refinanced, renewed or defeased plus any fees, premiums, underwriting discounts, costs and expenses relating to such extension, replacement, refunding, refinancing, renewal or defeasance, and (E) shall not have a Stated Maturity date prior to the Stated Maturity of the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased and provided, further, that subclauses (A), (B) and (E) of this clause (13) will not apply to any refunding or refinancing of any Indebtedness under any Credit Agreement;

(14) Indebtedness or Preferred Stock of (A) the Issuer or a Restricted Subsidiary incurred to finance an acquisition of any assets (including Capital Stock), business or Person or (B) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged or consolidated with or into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition, merger or consolidation (including the incurrence of such Indebtedness) (x) either (1) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant or (2) the Fixed Charge Coverage Ratio of the Issuer would be equal to or greater than immediately prior to such acquisition, merger or consolidation or (y) in the case of Indebtedness or Preferred Stock incurred by OpCo or any of its Restricted Subsidiaries, or Indebtedness or Preferred Stock of Persons that are acquired by or merged or consolidated with or into OpCo or any of its Restricted Subsidiaries, either (1) the Fixed Charge Coverage Ratio of OpCo would be equal to or greater than immediately prior to such acquisition, merger or consolidation or (2) OpCo would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant.

(15) Indebtedness arising from the honoring by a bank or financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence;

(16) Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer supported by a letter of credit issued pursuant to any Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(17) Indebtedness incurred by a Securitization Subsidiary in a Qualified Securitization Financing that is not recourse to the Issuer or any Restricted Subsidiary of the Issuer other than a Securitization Subsidiary (except for Standard Securitization Undertakings);

(18) (A) Non-Recourse Acquisition Financing Indebtedness and (B) Non-Recourse Product Financing Indebtedness;

(19) Contribution Indebtedness;

(20) Indebtedness of Foreign Subsidiaries of the Issuer, provided, however, that the aggregate principal amount of Indebtedness incurred under this clause (20), when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (20), does not exceed the greater of (x) $100.0 million and (y) 8.5% of the Consolidated Tangible Assets of the Foreign Subsidiaries;

(21) Indebtedness consisting of promissory notes issued by the Issuer or any of its Restricted Subsidiaries to future, current or former employees, directors and consultants, and their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests permitted by the covenant described under the caption “—Restricted Payments;”

(22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take or pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business; and

(23) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business.

For purposes of determining compliance with this covenant:

(a) in the event that an item of Indebtedness or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt or Preferred Stock described in clauses (1) through (23) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will be permitted to classify or reclassify such item of Indebtedness or Preferred Stock (or any portion thereof) in any manner that complies with this covenant and will only be required to include the amount and type of such Indebtedness or Preferred Stock (or portion thereof) in one of the above clauses or paragraphs; provided that Indebtedness outstanding on the Effective Date under the Revolving Credit Agreement, the Existing Secured OpCo Notes and the New Secured OpCo Notes shall be classified as incurred under the second paragraph of this covenant, and not under the first paragraph of this covenant; and

(b) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness or Preferred Stock will not be deemed to be an incurrence of Indebtedness or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of, premium, if any, and accrued interest on, the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased plus any fees, premiums, underwriting discounts, costs and expenses relating to such extension, replacement, refunding, refinancing, renewal or defeasance.

The principal amount of any Indebtedness incurred to extend, replace, refund, refinance, renew or defease other Indebtedness, if incurred in a different currency from the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance.

Liens

The Issuer will not, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness of the Issuer on any asset or property of the Issuer, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured with (or, in the event the Lien relates to Subordinated Indebtedness, are secured on a senior basis to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the holders of the Notes pursuant to the preceding paragraph shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to the obligation to secure the Notes.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Issuer, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Issuer;

(2) make loans or advances to the Issuer; or

(3) sell, lease or transfer any of its properties or assets to the Issuer;

provided that dividend or liquidation priority between classes of Capital Stock, or subordination of any obligation (including the application of any remedy bars thereto) to any other obligation, will not be deemed to constitute such an encumbrance or restriction.

However, the preceding restrictions will not apply to encumbrances or restrictions consisting of, or existing under or by reason of:

(1) contractual encumbrances or restrictions in effect (x) pursuant to any Credit Agreement, the Existing Secured OpCo Notes, Unsecured OpCo Notes, the New Secured OpCo Notes, any Hedging Obligations, or any related documents or (y) on the Effective Date, including, without limitation, pursuant to Existing Indebtedness and related documentation;

(2) the Indenture and the Notes;

(3) purchase money obligations that impose encumbrances or restrictions on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person, or relating to Indebtedness or Capital Stock of a Person, which Person is acquired by or merged or consolidated with or into the Issuer or any Restricted Subsidiary, or which agreement or instrument is assumed by the Issuer or any Restricted Subsidiary in connection with an acquisition from such Person, or any other transaction entered into in connection with any such acquisition, merger or consolidation, as in effect at the time of such acquisition, merger, consolidation or transaction (except to the extent that such Indebtedness was incurred to finance, or otherwise in connection with, such acquisition, merger, consolidation or transaction); provided that, for purposes of this clause (5), if a Person other than the Issuer is the Successor Company with respect thereto, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed, as the case may be, by the Issuer or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(6) any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by the Indenture, including without limitation, customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or other disposition of the Capital Stock or assets of such Subsidiary;

(7) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under the captions “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers or suppliers under contracts entered into in the ordinary course of business;

(9) other Indebtedness or Preferred Stock (i) of the Issuer or any Restricted Subsidiary that is OpCo or an OpCo Notes Guarantor that is incurred subsequent to the Effective Date pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) that is incurred by a Foreign Subsidiary of the Issuer subsequent to the Effective Date pursuant to the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) customary provisions contained in leases, subleases, licenses or asset sale agreements and other agreements;

(12) any encumbrances or restrictions pursuant to any agreement, instrument or obligation (a “Refinancing Agreement”) effecting an extension, renewal, increase, refunding, replacement or refinancing of any contract, instrument or obligation referred to in clauses (1) through (11) above (an “Initial Agreement”) or that is, or is contained in, any amendment, supplement, restatement or other modification to an Initial Agreement or Refinancing Agreement (an “Amendment”); provided that the encumbrances and restrictions contained in any such Refinancing Agreement or Amendment taken as a whole are not materially less favorable to the holders of the Notes than encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such Refinancing Agreement or Amendment relates (as determined in good faith by the Issuer);

(13) any encumbrance or restriction of a Securitization Subsidiary effected in connection with a Qualified Securitization Financing; provided, however, that such restrictions apply only to any Securitization Subsidiary;

(14) any encumbrance or restriction in connection with Non-Recourse Product Financing Indebtedness or Non-Recourse Acquisition Financing Indebtedness;

(15) any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the

Issuer or such Restricted Subsidiary that are the subject to such agreement, the payment rights arising thereunder or the proceeds thereof and does not extend to any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of another Restricted Subsidiary;

(16) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary;

(17) customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(18) any encumbrances or restrictions arising in connection with cash or other deposits permitted under the covenant described under “—Liens”;

(19) any encumbrance or restriction that arises or is agreed to in the ordinary course of business and does not detract from the value of property or assets of the Issuer or any Restricted Subsidiary in any manner material to the Issuer or such Restricted Subsidiary;

(20) customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Issuer or any Restricted Subsidiary; or

(21) an agreement or instrument relating to any Indebtedness incurred subsequent to the Effective Date (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the holders of the Notes than the encumbrances and restrictions contained in agreements in effect on the Effective Date (as determined in good faith by the Issuer) or (ii) if such encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined in good faith by the Issuer) and either (x) the Issuer determines in good faith that such encumbrance or restriction will not materially affect the Issuer’s ability to make principal or interest payments on the Notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness.

Merger, Consolidation or Sale of Assets

The Issuer may not (1) consolidate or merge with or into another Person (whether or not the Issuer is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole, in one or more related transactions to another Person; unless:

(1) either: (a) the Issuer is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof (the Issuer or such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company (if other than the Issuer) assumes all the obligations of the Issuer under the Notes, the Indenture, and the Registration Rights Agreement pursuant to agreements in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if the same had occurred at the beginning of the applicable four-quarter period, either

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

provided that, for the purposes of this covenant only, neither a Music Publishing Sale nor a Recorded Music Sale will be deemed to be a sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole. For the avoidance of doubt, (1) the Issuer may therefore consummate a Music Publishing Sale in accordance with “—Repurchase at the Option of Holders—Asset Sales” without complying with this “Merger, Consolidation or Sale of Assets” covenant notwithstanding anything to the contrary in this “Merger, Consolidation or Sale of Assets” covenant, (2) the Issuer may therefore consummate a Recorded Music Sale in accordance with “—Repurchase at the Option of Holders—Asset Sales” without complying with this “Merger, Consolidation or Sale of Assets” covenant notwithstanding anything to the contrary in this “Merger, Consolidation or Sale of Assets” covenant and (3) the determination in the preceding proviso shall not affect the determination of what constitutes all or substantially all the assets of the Issuer under any other contract to which the Issuer is a party.

For the purpose of this covenant, with respect to any sale, lease, transfer, conveyance or other disposition of properties or assets in connection with any acquisition (including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary), the determination of whether such sale, lease, transfer, conveyance or disposition constitutes a sale of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole shall be made on a pro forma basis giving effect to such acquisition.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and its Restricted Subsidiaries. The foregoing clauses (3) and (4) shall not apply to the Merger. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or to another Restricted Subsidiary and (b) the Issuer may merge with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in another state of the United States so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) involving aggregate consideration in excess of $15.0 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(2) the Issuer delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $30.0 million, a resolution adopted by the Board of Directors of the Issuer approving such Affiliate Transaction and an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer and/or any Restricted Subsidiary and/or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments and Permitted Investments permitted by the Indenture;

(3) the payment to any of the Sponsor and its Affiliates of annual management, consulting, monitoring and advisory fees in an aggregate amount in any fiscal year not to exceed the Maximum Management Fee Amount, and related expenses and indemnities, pursuant to the Management Agreement or otherwise;

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements provided on behalf of, officers, directors, employees or consultants of the Issuer, any of its direct or indirect parent companies or any Restricted Subsidiary;

(5) the payments by the Issuer or any Restricted Subsidiary to the Sponsor and any of its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the members of the Board of Directors of the Issuer in good faith;

(6) transactions in which the Issuer or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person;

(7) payments or loans (or cancellations of loans) to employees or consultants of the Issuer or any of its direct or indirect parent companies or any Restricted Subsidiary which are approved by a majority of the Board of Directors of the Issuer in good faith and which are otherwise permitted under the Indenture;

(8) payments made or performance under any agreement as in effect on the Effective Date (including, without limitation, each of the agreements entered into in connection with the Transactions) or any amendment thereto (so long as any such amendment taken as a whole is not materially less advantageous to the holders of the Notes in the good faith judgment of the Board of Directors of the Issuer than the applicable agreement as in effect on the Effective Date);

(9) payments made or performance under any agreement to which Warner Music Group Corp. is a party as of the Effective Date (including, without limitation, each of the agreements entered into in connection with the Transactions) and to or by which the Issuer becomes a party or otherwise bound after the Effective Date, any amendment thereto by which the Issuer becomes a party thereto or otherwise bound thereby, and any other amendment thereto (so long as any such other amendment (other than an amendment to effect the Issuer becoming a party to or otherwise bound by such agreement) taken as a whole is not materially less advantageous to the holders of the Notes in the good faith judgment of the Board of Directors of the Issuer than such agreement as in effect on the Effective Date);

(10) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(11) the Transactions and the payment of all fees and expenses related to the Transactions, including, for the avoidance of doubt, any reimbursement on or after the Effective Date of fees and expenses related to the Transactions paid by the Sponsor and its Affiliates;

(12) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Parent, any Permitted Holder or any director, officer, employee or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies;

(13) any transaction with a Securitization Subsidiary effected as part of a Qualified Securitization Financing;

(14) investments by any of the Permitted Holders in securities of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Permitted Holders in connection therewith) so long as (a) the investment is being offered generally to other investors on the same or more favorable terms and (b) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

(15) payments to or from, and transactions with, any joint venture in the ordinary course of business (including, without limitation, any cash management activities related thereto);

(16) entering into, and performing the obligations under, any tax sharing agreement, consistent with the limitations imposed on Restricted Payments under the covenant described under “—Restricted Payments”; and

(17) intellectual property licenses in the ordinary course of business.

Payments for Consent

The Issuer will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the Commission, from and after the Effective Date, so long as any Notes are outstanding, the Issuer will furnish to the holders of Notes, as their names and addresses appear in the note register, or make available on the Issuer’s website, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuer were required to file such Forms including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Issuer were required to file such reports.

In addition, whether or not required by the Commission, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities and analysts and prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding, it will furnish to the holder of the Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing provisions of this covenant, the Issuer will be deemed to have furnished reports referred to in clauses (1) and (2) above to the Trustee and the holders of the Notes if the Issuer has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available, provided however, that the Trustee shall have no responsibility whatsoever to determine if such filing or posting has occurred.

In addition, if at any time any parent company of the Issuer incurs a guarantee of the Notes (there being no obligation of any parent company of the Issuer to do so) and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the Commission (or any successor provision), the reports, information and other documents required to be filed and furnished to holders of the Notes pursuant to this covenant may, at the option of the Issuer, be filed by and be those of such parent company rather than the Issuer.

Events of Default and Remedies

Under the Indenture, an Event of Default is defined as any of the following:

(1) the Issuer defaults in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) the Issuer defaults in the payment when due of interest or Special Interest, if any, on or with respect to the Notes and such default continues for a period of 30 days;

(3) the Issuer defaults in the performance of, or breaches any covenant, warranty or other agreement contained in, the Indenture (other than a default in the performance or breach of a covenant, warranty or agreement which is specifically dealt with in clauses (1) or (2) above) and such default or breach continues for a period of 60 days after receipt of written notice given by the Trustee or the holders of not less than 25.0% in principal amount of outstanding Notes under the Indenture;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Issuer or any Restricted Subsidiary (other than Indebtedness owed to the Issuer or a Restricted Subsidiary), whether such Indebtedness or guarantee now exists or is created after the Issue Date, if (A) such default either (1) results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its Stated Maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million (or its foreign currency equivalent) or more at any one time outstanding;

(5) certain events of bankruptcy affecting the Issuer or any Significant Subsidiary; or

(6) the failure by the Issuer or any Significant Subsidiary to pay final judgments (net of amounts covered by insurance policies issued by reputable and creditworthy insurance companies) aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and, with respect to any judgments covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed.

If an Event of Default (other than an Event of Default specified in clause (5) above with respect to the Issuer) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes under the Indenture may declare the principal of and accrued interest on such Notes to be due and payable by notice in writing to the Issuer and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clause (5) above with respect to the Issuer occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of each Trustee or any holder of the Notes.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the two preceding paragraphs, the holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration; and

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in principal amount of the Notes issued and then outstanding under the Indenture may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on such Notes.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the Trust Indenture Act of 1939, as amended. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of the Notes, unless such holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes issued under such Indenture have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. The Issuer is required, within ten business days, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any direct or indirect parent company or Subsidiary of the Issuer, as such, will have any liability for any obligations of the Issuer or any other obligor under the Notes, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The obligations with respect to the Notes of the Issuer under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes issued under the Indenture. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes issued under the Indenture (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such Notes when such payments are due from the trust referred to below;

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events of the Issuer but not its Restricted Subsidiaries) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Special Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption (any such amount, the “Applicable Premium Deficit”) only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2) in the case of Legal Defeasance, the Issuer has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the respective outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer has delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the respective outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuer or any of its Restricted Subsidiaries is a party or by which the Issuer or any of its Restricted Subsidiaries is bound (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of Notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(7) the Issuer must deliver to the Trustee an Officer’s Certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or any Guarantee may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of each holder affected, an amendment or waiver of the Indenture may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest, premium, or Special Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(5) impair the right of any holder of the Notes to receive payment of principal of, or premium, if any, or interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes; or

(6) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Issuer and the Trustee may amend or supplement the Indenture or the Notes:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Issuer’s obligations to holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer’s assets;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not materially adversely affect the legal rights under the Indenture of any such holder;

(5) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6) to conform the text of the Indenture or the Notes to any provision of this Description of Notes;

(7) to add a guarantee of the Notes, including, without limitation, by any parent company of the Issuer;

(8) to provide for the issuance of additional Notes of the same series in accordance with the limitations set forth in the Indenture as of the Issue Date, or to provide for the issuance of Exchange Notes;

(9) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance, administration and book-entry transfer of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in the Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer the Notes; or

(10) to evidence and provide for the acceptance of appointment by a successor trustee so long as the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or will become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation of principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption; provided that upon any redemption that requires the payment of the Applicable Premium, the amount deposited shall be sufficient for purposes of the Indenture to the extent that an amount is deposited with the Trustee equal to the Applicable Premium calculated as of the date of the notice of redemption, with any Applicable Premium Deficit only required to be deposited with the Trustee on or prior to the date of redemption. Any Applicable Premium Deficit shall be set forth in an Officer’s Certificate delivered to the Trustee simultaneously with the deposit of such Applicable Premium Deficit that confirms that such Applicable Premium Deficit shall be applied toward such redemption;

(2) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(3) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an opinion of counsel (which opinion of counsel may be subject to customary assumptions and exceptions) to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuer, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Access Investors” means, collectively: (i) Mr. Len Blavatnik; (ii) immediate family members (including spouses and direct descendants) of the Person described in clause (i); (iii) any trusts created for the benefit of the Persons described in clause (i) or (ii) or any trust for the benefit of any such trust; (iv) in the event of the incompetence or death of any Person described in clauses (i) and (ii), such Person’s estate, executor, administrator, committee or other personal representative or beneficiaries, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Issuer or any direct or indirect parent company of the Issuer; (v) any of his or their Affiliates (each of the Persons described in clauses (i) through (v), an “Access Party”); and (vi) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) of which any of the Access Parties is a member; provided that, in the case of clause (vi) and without giving effect to the existence of such group or any other group, Access Parties, collectively, have beneficial ownership, directly or indirectly, of a majority of the total voting power of the Voting Stock of the Issuer or any direct or indirect parent of the Issuer held by such group.

“Accrued Yield” means, an amount in respect of each $1,000 principal amount of the Notes that, together with the accrued interest to be paid in a Special Mandatory Redemption, will provide the holder thereof with the yield to maturity on such Notes, calculated on the basis of 360 day year and payable for the actual number of days elapsed from the Issue Date. “Yield to maturity” means the annual yield to maturity of the Notes, calculated based on market convention and as reflected in the pricing term sheet for the offering of the Notes. To the extent the Notes are issued at a premium, Accrued Yield shall be an amount that reduces the payment owed by the Issuer in connection with a Special Mandatory Redemption.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by an existing Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the merger of Airplanes Merger Sub, Inc. with and into Warner Music Group Corp. pursuant to the Merger Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1) 1.0% of the then outstanding principal amount of such Note; and

(2) the excess, if any, of:

(a) the present value at such redemption date of (i) the redemption price of the Note at October 1, 2015 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required remaining scheduled interest payments due on the Note through October 1, 2015 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 75.0 basis points; over

(b) the then outstanding principal amount of the Note.

Calculation of the Applicable Premium will be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate; provided that such calculation or the correctness thereof shall not be a duty or obligation of the Trustee.

“Asset Sale” means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and lease-back) of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than Preferred Stock of a Restricted Subsidiary issued in compliance with the covenant under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” (whether in a single transaction or a series of related transactions), in each case, other than:

(1) a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business or inventory (or other assets) held for sale in the ordinary course of business, dispositions of property or assets no longer used or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries and dispositions of Equity Interests received as consideration under contracts entered into in the ordinary course of business with digital service providers and other service providers;

(2) (a) the disposition of all or substantially all of the assets of the Issuer and its Subsidiaries in a manner permitted pursuant to, and as defined in, the covenant contained under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” or (b) any disposition that constitutes a Change of Control pursuant to the Indenture;

(3) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, pursuant to the covenant contained under the caption “—Certain Covenants—Restricted Payments” or the granting of a Lien permitted by the covenant contained under the caption “—Certain Covenants—Liens”;

(4) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $50.0 million;

(5) any disposition of property or assets or issuance or sale of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(6) the lease, assignment, sublease, license or sublicense of any real or personal property in the ordinary course of business;

(7) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (11) of the definition of “Permitted Investments”);

(8) foreclosures, condemnations or any similar actions with respect to assets;

(9) disposition of an account receivable in connection with the collection or compromise thereof;

(10) sales of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” to a Securitization Subsidiary in connection with any Qualified Securitization Financing;

(11) a transfer of Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” (or a fractional undivided interest therein) by a Securitization Subsidiary in a Qualified Securitization Financing;

(12) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Permitted Business;

(13) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Effective Date, including sale and lease-back transactions and asset securitizations permitted by the Indenture;

(14) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(15) the licensing or sublicensing of intellectual property or other general intangibles in the ordinary course of business;

(16) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(17) the unwinding or termination of any Hedging Obligations;

(18) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(19) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole; and

(20) any sale, transfer or other disposition necessary or advisable in the good faith determination of the Issuer in order to consummate any acquisition (including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary).

“Bank Obligations” means all Obligations pursuant to a Credit Agreement and related documents incurred pursuant to clause (1) of the definition of “Permitted Debt”.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Stock” means:

(1) in the case of a corporation, capital stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Issuer or any Restricted Subsidiary described in (and applied pursuant to) the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1) U.S. dollars, pounds sterling, euros, or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully and unconditionally guaranteed or insured by the government or any agency or instrumentality of the United States or any member nation of the European Union having maturities of not more than 12 months from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to any Credit Agreement or with any commercial bank having capital and surplus in excess of $500,000,000;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper maturing within 12 months after the date of acquisition and having a rating of at least P-1 from Moody’s or A-1 from S&P;

(6) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 12 months after the date of creation thereof;

(7) investment funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

(8) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer or other conveyance, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of 50% or more of the total voting power of the Voting Stock of the Issuer; provided that (x) so long as the Issuer is a Subsidiary of any Parent, no Person or group shall be deemed to be or become a “beneficial owner” of 50% or more of the total voting power of the Voting Stock of the Issuer unless such

Person or group shall be or become a “beneficial owner” of 50% or more of the total voting power of the Voting Stock of such Parent and (y) any Voting Stock of which any Permitted Holder is the “beneficial owner” shall not in any case be included in any Voting Stock of which any such Person is the “beneficial owner”; or

(3) the first day on which the Board of Directors of the Issuer shall cease to consist of a majority of directors who (i) were members of the Board of Directors of the Issuer on the Effective Date or (ii) were either (x) nominated for election by the Board of Directors of the Issuer, a majority of whom were directors on the Effective Date or whose election or nomination for election was previously approved by a majority of such directors, or (y) designated or appointed by a Permitted Holder.

For the purpose of this definition, with respect to any sale, lease, transfer, conveyance or other disposition of properties or assets in connection with any acquisition (including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary), the determination of whether such sale, lease, transfer, conveyance or disposition constitutes a sale of all or substantially all of the properties or assets of the Issuer and its Subsidiaries taken as a whole shall be made on a pro forma basis giving effect to such acquisition.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the Securities and Exchange Commission.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees and other non-cash charges (excluding any non-cash item that represents an accrual or reserve for a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income for such period (including (x) amortization of original issue discount, non-cash interest payments (other than imputed interest as a result of purchase accounting and any non-cash interest expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), the interest component of Capitalized Lease Obligations, and net payments (if any) pursuant to interest rate Hedging Obligations, but excluding (y) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees, penalties and interest relating to taxes, any Special Interest and any “special interest” or “additional interest” with respect to other securities, and any accretion of accrued interest on discounted liabilities) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less (c) interest income of such Person for such period; provided, however, that Securitization Fees shall not be deemed to constitute Consolidated Interest Expense.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that

(1) any net after-tax extraordinary, unusual or nonrecurring gains, losses or charges (including, without limitation, severance, relocation, transition and other restructuring costs, and any fees, expenses or charges associated with the Transactions and any acquisition, merger or consolidation after the Effective Date) shall be excluded;

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principle(s) during such period;

(3) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded;

(4) any net after-tax gains or losses attributable to asset dispositions, other than in the ordinary course of business (as determined in good faith by the Board of Directors of such Person), shall be excluded;

(5) the Net Income for such period of any Person that is not the referent Person or a Subsidiary thereof, or that is an Unrestricted Subsidiary of the referent Person, or that is accounted for by the equity method of accounting, shall be excluded; provided that, to the extent not already included, Consolidated Net Income of the referent Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3) of the first paragraph of “—Certain Covenants—Restricted Payments”, the Net Income for such period of any Restricted Subsidiary (other than OpCo or an OpCo Notes Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not permitted at the date of determination without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless (x) such restriction with respect to the payment of dividends or similar distributions has been legally waived or (y) as permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries”; provided that Consolidated Net Income of such Person shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) solely for purposes of determining the amount available for Restricted Payments under clause (3) of the first paragraph of the covenant described under the caption “—Certain Covenants—Restricted Payments”, the amount equal to any reduction in current taxes recognized during the applicable period by the Issuer and its Restricted Subsidiaries as a direct result of deductions arising from (A) the amortization allowed under Section 167 or 197 of the Code for the goodwill and other intangibles arising from the Transactions and (B) employee termination and related restructuring reserves established pursuant to purchase accounting for the two-year period commencing with the Effective Date, in each case, will be included in the calculation of “Consolidated Net Income” so long as such addition will not result in double-counting;

(8) any non-cash impairment charges resulting from the application of ASC 350 and ASC 360 (formerly Financial Accounting Standards Board Statement Nos. 142 and 144, respectively) and the amortization of intangibles arising from the application of ASC 805 (formerly Financial Accounting Standards Board Statement No. 141), shall be excluded;

(9) non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity-incentive programs shall be excluded;

(10) any net after-tax gains or losses attributable to the early extinguishment of Indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(11) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, incurrence or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument and including, in each case, any such transaction consummated prior to the Effective Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful, shall be excluded;

(12) accruals and reserves that are established within twelve months after the Effective Date that are so required to be established as a result of the Transactions (or within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP shall be excluded;

(13) to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of the insurable event (with a deduction for any amount so added back to the extent not so reimbursed within such 365-day period), expenses with respect to liability or casualty events or business interruption shall be excluded;

(14) any non-cash gain or loss resulting from mark-to-market accounting relating to Hedging Obligations or other derivative instruments shall be excluded; and

(15) any unrealized currency translation gains or losses including those related to currency remeasurements of Indebtedness (including any loss or gain resulting from Hedging Obligations for currency exchange risk) shall be excluded.

Notwithstanding the foregoing, for the purpose of clause (3)(a) of the first paragraph of the covenant contained under the caption “—Certain Covenants—Restricted Payments” only, there shall be excluded from Consolidated Net Income any income from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments by the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer and any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (3)(d) of the first paragraph of the covenant contained under the caption “—Certain Covenants—Restricted Payments.”

In addition, for purposes of clause (3) of the first paragraph of the covenant described under “—Certain Covenants—Restricted Payments,” (x) the fiscal quarter in which the Effective Date occurs shall be deemed to be that quarterly period without regard to any “break” in accounting period as of the Effective Date (if any) resulting from the Transactions (including from any application of purchase accounting to the Transactions) and (y) Consolidated Net Income of any Person for any period ending on or prior to, or commencing from, the Effective Date shall be determined based upon the consolidated financial statements of such Person for such period, and each other Person that is a Restricted Subsidiary thereof upon giving effect to the Transactions shall be deemed to be a Restricted Subsidiary thereof for any such period ending on or prior to the Effective Date.

“Consolidated Tangible Assets” means, with respect to any Person, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP, less all goodwill, trade names, trademarks, patents, organization expense and other similar intangibles properly classified as intangibles in accordance with GAAP. Unless the context otherwise requires, “Consolidated Tangible Assets” shall mean the Consolidated Tangible Assets of the Issuer, provided that such amount shall not be less than the Consolidated Tangible Assets of Opco.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of the Issuer or such Restricted Subsidiary after the Effective Date.

“Credit Agreement” means (a) the Revolving Credit Facility and (b) if so designated by the Issuer, and so long as Indebtedness incurred thereunder does not constitute Subordinated Indebtedness, one or more debt facilities, commercial paper facilities or series of notes documented in one or more agreements or indentures, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as each may be amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced (in whole or in part) from time to time in one or more agreements or indentures (in each case with the same or new lenders or institutional investors or otherwise, and except for any such agreement or indenture that expressly provides that it is not a Credit Agreement), including any agreement or indenture extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officer’s Certificate setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of, or collection or payment on, such Designated Noncash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent company of the Issuer (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant described under “—Certain Covenants—Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a change of control or asset sale), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies in order to satisfy applicable statutory or regulatory obligations; provided, further, that any Capital Stock held by any future, current or former employee, director, officer, manager or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies, or their respective estates, spouses and former spouses, in each case pursuant to any stock subscription or shareholders’ agreement, management equity plan or stock option plan or any other management or employee benefit plan or agreement, shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or any of its Subsidiaries or any of its direct or indirect parent companies.

“Domestic Subsidiary” means any Subsidiary of the Issuer that was formed under the laws of the United States, any state of the United States or the District of Columbia.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(x) increased (without duplication) by the following, in each case to the extent deducted (and not added back) in calculating Consolidated Net Income for such period:

(1) provision for taxes based on income, profits or capital, plus franchise or similar taxes of such Person,

(2) Consolidated Interest Expense of such Person, plus amounts excluded from the calculation of Consolidated Interest Expense as set forth in subclause (y) of clause (a) in the definition thereof,

(3) Consolidated Depreciation and Amortization Expense of such Person for such period,

(4) the amount of any restructuring charges or reserves (which, for the avoidance of doubt, shall include retention, severance, systems establishment cost, excess pension charges, contract termination costs, including future lease commitments, and costs to consolidate facilities and relocate employees),

(5) without duplication, any other non-cash charges (including any impairment charges and the impact of purchase accounting, including, but not limited to, the amortization of inventory step-up) (provided that, in the case of any such charge that represents an accrual or reserve for a cash expenditure for a future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA),

(6) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary,

(7) any net loss resulting from Hedging Obligations,

(8) the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsor and its Affiliates (or any accruals relating to such fees and related expenses), and any Restricted Payment made to any direct or indirect parent company of such Person intended to enable any such parent company to pay or cause to be paid such amount, during such period,

(9) Securitization Fees,

(10) without duplication, pension curtailment expenses, transaction costs and executive contract expenses incurred by affiliated entities of such Person (other than such Person and its Subsidiaries) on behalf of such Person or any of its Subsidiaries and reflected in the combined financial statements of such Person as capital contributions,

(11) business optimization expenses (including consolidation initiatives, severance costs and other costs relating to initiatives aimed at profitability improvement), and

(12) any costs or expenses incurred by such Person or a Restricted Subsidiary thereof pursuant to any management equity plan or stock option plan or any other management or employee benefit plan, agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of such Person or net cash proceeds of an issuance of Equity Interest of such Person (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Restricted Payments”;

(y) increased by the amount of net cost savings and synergies projected by such Person in good faith to result from actions taken or expected to be taken no later than twelve (12) months after the end of such period (calculated on a pro forma basis as though such cost savings and synergies had been realized on the first day of the period for which EBITDA is being determined), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings and synergies are reasonably identifiable and factually supportable, (B) for any period that ends prior to the Effective Date or includes one or more of the first three fiscal quarters of such Person ended after the Effective Date (the latest such period, the “Initial Period”), the aggregate amount of such cost savings and synergies added pursuant to this clause (y) shall not exceed $65.0 million plus any applicable Historical Adjustments, and (C) for any other period ended after the end of the Initial Period, the aggregate amount of such cost savings and synergies added pursuant to this clause (y) shall be certified by management of such Person and shall not exceed the greater of (1) $40.0 million and (2) 10.0% of EBITDA for such period (calculated prior to giving effect to any adjustment pursuant to this clause (y)); and

(z) decreased (without duplication) by the following, in each case to the extent included in calculating Consolidated Net Income for such period:

(1) non-cash gains increasing Consolidated Net Income of such Person for such period (excluding any non-cash gains which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges or asset valuation adjustments made in any prior period), and

(2) any net gain resulting from Hedging Obligations.

“Effective Date” means the effective date of the Merger.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock of the Issuer), other than (i) public offerings with respect to common stock of the Issuer or of any direct or indirect parent company of the Issuer registered on Form S-8, (ii) any such public or private sale that constitutes an Excluded Contribution or (iii) an issuance to any Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds, in each case received by the Issuer and its Restricted Subsidiaries from:

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or any Subsidiary) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock), in each case designated as Excluded Contributions pursuant to an Officer’s Certificate on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant contained under the caption “—Certain Covenants—Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Issuer and its Subsidiaries (other than Indebtedness under the Revolving Credit Facility) in existence on the Effective Date, including the Existing Secured OpCo Notes, Unsecured OpCo Notes and the New Secured OpCo Notes.

“Existing Secured OpCo Notes” means WMG Acquisition Corp.’s 9.50% Senior Secured Notes due 2016 issued pursuant to an indenture dated as of May 28, 2009 outstanding on the Effective Date or subsequently issued in exchange for or in respect of any such notes.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period consisting of such Person’s most recently ended four fiscal quarters for which internal financial statements are available, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that such Person or any Restricted Subsidiary thereof incurs, issues, assumes, enters into any guarantee of, redeems, repays, retires or extinguishes any Indebtedness or issues or repays Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or concurrently with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the date of such event, the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or repayment of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above with respect to any specified Person, if any Specified Transaction has been made by such specified Person or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, the Fixed Charge Coverage Ratio shall be calculated on a pro forma basis assuming that all such Specified Transactions (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any other Person became a Restricted Subsidiary of such specified Person or was merged with or into such specified Person or any of its Restricted Subsidiaries and, since the beginning of such period, such other Person shall have made any Specified Transaction that would have required adjustment pursuant to the immediately preceding sentence if made by such specified Person or a Restricted Subsidiary thereof since the beginning of such period, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Specified Transaction had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition with respect to any specified Person, whenever pro forma effect is to be given to any Specified Transaction (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of such specified Person and may include, for the avoidance of doubt, cost savings and synergies resulting from or related to any such Specified Transaction (including the Transactions) which is being given pro forma effect that have been or are expected to be realized and for which the actions necessary to realize such cost savings and synergies are taken or expected to be taken no later than 12 months after the date of any such Specified Transaction (in each case as though such cost savings and synergies had been realized on the first day of the applicable period). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of such specified Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as such specified Person may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, (a) Consolidated Interest Expense (excluding all non-cash interest expense and amortization/accretion of original issue discount in connection with the Specified Financings (including any original issue discount created by fair value adjustments to existing Indebtedness as a result of purchase accounting)) of such Person for such period, (b) all cash dividends paid during such period (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and (c) all cash dividends paid during such period (excluding items eliminated in consolidation) on any series of Disqualified Stock.

“Fixed GAAP Date” means the Effective Date, provided that at any time after the Effective Date, the Issuer may, by prior written notice to the Trustee, elect to change the Fixed GAAP Date to be the date specified in such notice, and upon the date of such notice, the Fixed GAAP Date shall be such date for all periods beginning on and after the date specified in such notice.

“Fixed GAAP Terms” means (a) the definitions of the terms “Capitalized Lease Obligation,” “Consolidated Depreciation and Amortization Expense,” “Consolidated Interest Expense,” “Consolidated Net Income,” “Consolidated Tangible Assets,” “EBITDA,” “Fixed Charge Coverage Ratio,” “Fixed Charges,” “Indebtedness,” “Investments,” “Net Income,” “Senior Secured Indebtedness” and “Senior Secured Indebtedness to EBITDA Ratio,” (b) all defined terms in the Indenture to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions, and (c) any other term or provision of the Indenture or the Notes that, at the Issuer’s election, may be specified by the Issuer by written notice to the Trustee from time to time.

“Foreign Subsidiary” means any Subsidiary of the Issuer that is not a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Fixed GAAP Date (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture), including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and subject to the following sentence. If at any time the Commission permits or requires U.S.-domiciled companies subject to the reporting requirements of the Exchange Act to use IFRS in lieu of GAAP for financial reporting purposes, the Issuer may elect, by written notice to the Trustee, to use IFRS in lieu of GAAP and, upon any such notice, references herein to GAAP shall thereafter be construed to mean (a) for all periods beginning on and after the date specified in such notice, IFRS as in effect on the date specified in such notice (for purposes of the Fixed GAAP Terms) and as in effect from time to time (for all other purposes of the Indenture) and (b) for prior periods, GAAP as defined in the first sentence of this definition. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness or other obligations.

“Guarantee” means any guarantee of the obligations of the Issuer under this Indenture and the Notes by a Guarantor in accordance with the provisions of the Indenture.

“Guarantor” means any Person that incurs a Guarantee of the Notes.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Historical Adjustments” means, for any period, the aggregate amount of all adjustments of the nature used in connection with the calculation of “Pro Forma Adjusted EBITDA” with respect to actions described in notes (a) and (b) to footnote 5 of “Summary Historical Consolidated Financial and Other Data” contained elsewhere in the Offering Circular to the extent such adjustments continue to be applicable for such period.

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the Commission, as the case may be), as in effect from time to time.

“Indebtedness” means, with respect to any Person,

(a) any indebtedness (including principal and premium) of such Person, whether or not contingent,

(i) in respect of borrowed money,

(ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or, without double counting, reimbursement agreements in respect thereof),

(iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case, accrued in the ordinary course of business, and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP, and if not paid, after becoming due and payable; or

(iv) representing the net obligations under any Hedging Obligations, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP,

(b) Disqualified Stock of such Person,

(c) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and

(d) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination (as determined in good faith by such Person) and (B) the amount of such Indebtedness of such other Persons;

provided, however, that Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money shall be deemed not to constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers, employees, directors and consultants, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of such Person in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property.

For purposes of the definition of “Unrestricted Subsidiary” and the covenant described above under the caption “—Certain Covenants—Restricted Payments,” (i) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer; and (iii) any transfer of Capital Stock that results in an entity which became a Restricted Subsidiary after the Effective Date ceasing to be a Restricted Subsidiary shall be deemed to be an Investment in an amount equal to the fair market value (as determined by the Board of Directors of the Issuer in good faith as of the date of initial acquisition) of the Capital Stock of such entity owned by the Issuer and the Restricted Subsidiaries immediately after such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Issue Date” means July 20, 2011.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Agreement” means the Management Agreement, dated as of the Effective Date, by and among Warner Music Group Corp., the Issuer and the Sponsor and/or its Affiliates, as the same may be amended, supplemented, waived or otherwise modified from time to time, provided that the Management Agreement as so amended, supplemented, waived or otherwise modified (other than in the case of an amendment to effect OpCo becoming a party to or otherwise bound by the Management Agreement) is not materially less advantageous to the holders of the Notes in the good faith judgment of the Board of Directors of the Issuer than the Management Agreement as in effect on the Effective Date.

“Maximum Management Fee Amount” means the greater of (x) $6.0 million plus, in the event that the Issuer acquires (including by consolidation or merger), directly or indirectly, any business, entity or operations following the Effective Date, an amount equal to 1.5% of the positive EBITDA of such acquired business, entity or operations (as determined by the Sponsor in its sole discretion) for the most recent four fiscal quarters prior to such acquisition for which internal financial statements are available as at the date of such acquisition and (y) 1.5% of EBITDA of OpCo for the most recently completed fiscal year.

“Merger” means the merger of WM Holdings Finance Corp. with and into WMG Holdings Corp.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of May 6, 2011, among AI Entertainment Holdings LLC (formerly Airplanes Music LLC), Airplanes Merger Sub, Inc. and Warner Music Group Corp., as the same may be amended, supplemented, waived or otherwise modified from time to time.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Music Publishing Business” means the subsidiaries and assets constituting the music publishing segment, as defined in the financial statements of the Issuer or OpCo. At any point in time in which music publishing is not a reported segment of the Issuer or OpCo, “Music Publishing Business” shall refer to the business that was previously included in this segment.

“Music Publishing Sale” means the sale of all or substantially all of the Music Publishing Business, which, for the avoidance of doubt, may include assets constituting a portion of the Recorded Music Business not to exceed 10.0% of the total assets constituting the Recorded Music Business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or accretion of any Preferred Stock.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any Restricted Subsidiary in respect of any Asset Sale, net of the costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts applied or required to be applied to the repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale (including in respect of principal, premium, if any, and interest) or that is required to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Issuer or any Restricted Subsidiary as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“New Secured OpCo Notes” means OpCo’s 9.50% Senior Secured Notes due 2016 issued pursuant to an indenture to be dated as of the Issue Date.

“Non-Recourse Acquisition Financing Indebtedness” means any Indebtedness incurred by the Issuer or any Restricted Subsidiary to finance the acquisition, exploitation or development of assets (including directly or through the acquisition of entities holding such assets) not owned by the Issuer or any of its Restricted Subsidiaries prior to such acquisition, exploitation or development, which assets are used for the creation or development of Product for the benefit of the Issuer, and in respect of which the Person to whom such Indebtedness is owed has no recourse whatsoever to the Issuer or any of its Restricted Subsidiaries for the repayment of or payment of such Indebtedness other than recourse to the acquired assets or assets that are the subject of such exploitation or development for the purpose of enforcing any Lien given by the Issuer or such Restricted Subsidiary over such assets, including the receivables, inventory, intangibles and other rights associated with such assets and the proceeds thereof.

“Non-Recourse Product Financing Indebtedness” means any Indebtedness incurred by the Issuer or any Restricted Subsidiary solely for the purpose of financing (whether directly or through a partially-owned joint venture) the production, acquisition, exploitation, creation or development of items of Product produced, acquired, exploited, created or developed after the Effective Date (including any Indebtedness assumed in connection with the production, acquisition, creation or development of any such items of Product or secured by a Lien on any such items of Product prior to the production, acquisition, creation or development thereof) where the recourse of the creditor in respect of that Indebtedness is limited to Product revenues generated by such items of Product or any rights pertaining thereto and where the Indebtedness is unsecured save for Liens over such items of Product or revenues and such rights and any extension, renewal, replacement or refinancing of such Indebtedness. “Non-Recourse Product Financing Indebtedness” excludes, for the avoidance of doubt, any Indebtedness raised or secured against Product where the proceeds are used for any other purposes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Circular” means the offering circular of the Issuer dated July 14, 2011 relating to the offering of the Notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the Assistant Treasurer, the Secretary or the Assistant Secretary of the Issuer, as applicable.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer that meets the requirements set forth in the Indenture.

“OpCo” means WM Finance Corp. prior to the OpCo Merger and WMG Acquisition Corp. as the surviving corporation after the OpCo Merger, and any successor in interest thereto.

“OpCo Merger” means the merger of WM Finance Corp. with and into WMG Acquisition Corp.

“OpCo Notes Guarantor” means any Subsidiary of OpCo that has provided a guarantee of the Existing Secured OpCo Notes, the Unsecured OpCo Notes or the New Secured OpCo Notes.

“Parent” means any of Warner Music Group Corp. (and any successor in interest thereto), AI Entertainment Holdings LLC (and any successor in interest thereto), any Other Parent, and any other Person that is a Subsidiary of Warner Music Group Corp. (and any successor in interest thereto), AI Entertainment Holdings LLC (and any successor in interest thereto) or any Other Parent and of which the Issuer is a Subsidiary. As used herein, “Other Parent” means a Person of which the Issuer becomes a Subsidiary after the Issue Date, provided that either (x) immediately after the Issuer first becomes a Subsidiary of such Person, more than 50.0% of the Voting Stock of such Person shall be held by one or more Persons that held more than 50.0% of the Voting Stock of a Parent of the Issuer immediately prior to the Issuer first becoming such Subsidiary or (y) such Person shall be deemed not to be an Other Parent for the purpose of determining whether a Change of Control shall have occurred by reason of the Issuer first becoming a Subsidiary of such Person.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Permitted Business Assets or a combination of Permitted Business Assets and cash or Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the covenant under the caption “—Repurchase at the Option of Holders—Asset Sales”.

“Permitted Business” means the media and entertainment business and any services, activities or businesses incidental or directly related or similar thereto, any line of business engaged in by the Issuer or any of its Restricted Subsidiaries on the Effective Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Permitted Business Assets” means assets (other than Cash Equivalents) used or useful in a Permitted Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Permitted Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Permitted Debt” is defined under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Permitted Holders” means (i) the Access Investors; (ii) Edgar Bronfman Jr.; (iii) any officer, director, employee or other member of the management of any Parent, the Issuer or any of their respective Subsidiaries; (iv) immediate family members (including spouses and direct descendants) of a Person described in clause (ii) or (iii); (v) any trusts created for the benefit of a Person or Persons described in clause (ii), (iii) or (iv) or any trust for the benefit of any such trust; (vi) in the event of the incompetence or death of any Person described in clause (ii), (iii) or (iv), such Person’s estate, executor, administrator, committee or other personal representative or beneficiaries, in each case, who, at any particular date, shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of the Issuer or any direct or indirect parent company of the Issuer; or (vii) any Person acting in the capacity of an underwriter in connection with a public or private offering of Capital Stock of any of the Issuer or any of their respective direct or indirect parents. In addition, any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of this Indenture, together with its Affiliates, shall thereafter constitute Permitted Holders.

“Permitted Investments” means

(1) any Investment by the Issuer in any Restricted Subsidiary or by a Restricted Subsidiary in another Restricted Subsidiary;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person that is engaged in a Permitted Business if, as a result of such Investment, (A) such Person becomes a Restricted Subsidiary or (B) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such Person becoming a Restricted Subsidiary or such merger, consolidation, amalgamation, transfer, conveyance, or liquidation;

(4) any Investment in securities or other assets not constituting cash or Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described above under the caption “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Effective Date or made pursuant to binding commitments in effect on the Effective Date or an Investment consisting of any modification, replacement, renewal or extension of any Investment or binding commitment existing on the Effective Date; provided that the amount of any such Investment or binding commitment may be increased (x) as required by the terms of such Investment or binding commitment as in existence on the Effective Date or (y) as otherwise permitted under the Indenture;

(6) loans and advances to, or guarantees of Indebtedness of, employees not in excess of $15.0 million in the aggregate outstanding at any one time;

(7) any investment acquired by the Issuer or any Restricted Subsidiary (A) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (B) in satisfaction of judgments against other Persons or (C) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8) Hedging Obligations permitted under clause (9) of the definition of “Permitted Debt”;

(9) (1) loans and advances to officers, directors and employees (x) for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practice or (y) to fund such Person’s purchases of Equity Interests of the Issuer or any of its direct or indirect parent companies in an aggregate principal amount (net of any proceeds of such loans and advances used to purchase Equity Interests of the Issuer or contributed to the equity capital thereof) not to exceed, in the case of this clause (y), $20.0 million outstanding at any time and (2) promissory notes of any officer, director, employee or other member of the management of any Parent, the Issuer or any of their respective Subsidiaries acquired (other than for cash) in connection with the issuance of Capital Stock of the Issuer or any Parent (including any options, warrants or other rights in respect thereof) to such Person;

(10) any advance directly or indirectly related to royalties or future profits (whether or not recouped), directly or indirectly (including through capital contributions or loans to an entity or joint venture relating to such artist(s) or writer(s)), to one or more artists or writers pursuant to label and license agreements, agreements with artists/writers and related ventures, pressing and distribution agreements, publishing agreements and any similar contract or agreement entered into from time to time in the ordinary course of business;

(11) any Investment by the Issuer or a Restricted Subsidiary in a Permitted Business in an aggregate amount, taken together with all other Investments made pursuant to this clause (11) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash and/or marketable securities), not to exceed the greater of $150.0 million and 12.5% of Consolidated Tangible Assets;

(12) Investments the payment for which consists of Equity Interests of the Issuer or any of its direct or indirect parent companies (exclusive of Disqualified Stock);

(13) guarantees of Indebtedness permitted under the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and performance guarantees consistent with past practice or in the ordinary course of business and the creation of Liens on the assets of the Issuer or any restricted subsidiary in compliance with the covenant described under “—Certain Covenants—Liens”;

(14) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the covenant described under the caption “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6) and (7) of the second paragraph thereof);

(15) Investments by the Issuer or a Restricted Subsidiary in joint ventures engaged in a Permitted Business in an aggregate amount, taken together with all other Investments made pursuant to this clause (15) that are at that time outstanding, not to exceed the greater of $100.0 million and 8.5% of Consolidated Tangible Assets;

(16) Investments consisting of licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(17) any Investment in a Securitization Subsidiary or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Securitization Financing or any related Indebtedness; provided, however, that any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, contribution of additional Securitization Assets or an equity interest;

(18) additional Investments in an aggregate amount, taken together with all other Investments made pursuant to this clause (18) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (a) $75.0 million and (b) 5.0% of Consolidated Tangible Assets;

(19) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(20) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and similar deposits entered into in the ordinary course of business; and

(21) repurchases of the Notes, the Existing Secured OpCo Notes, the Unsecured OpCo Notes or the New Secured OpCo Notes.

“Permitted Liens” means the following types of Liens:

(1) deposits of cash or government bonds made in the ordinary course of business to secure surety or appeal bonds to which such Person is a party;

(2) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice;

(3) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(4) Liens existing on property of a Person at the time such Person becomes a Subsidiary of the Issuer (or at the time the Issuer or a Restricted Subsidiary acquires such property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary); provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens are limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate; provided, further, that for purposes of this clause (4), if a Person other than the Issuer is the Successor Company with respect thereto, any Subsidiary thereof shall be deemed to become a Subsidiary of the Issuer, and any property or assets of such Person or any such Subsidiary shall be deemed acquired by the Issuer or a Restricted Subsidiary, as the case may be, when such Person becomes such Successor Company;

(5) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(6) Liens on cash deposits or property constituting Cash Equivalents securing Hedging Obligations not prohibited by the Indenture;

(7) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(8) Liens in favor of the Issuer or any Restricted Subsidiary;

(9) Liens to secure any Indebtedness that is incurred to refinance any Indebtedness that has been secured by a Lien (A) existing on the Effective Date (other than the Revolving Credit Agreement, the Existing Secured OpCo Notes and the New Secured OpCo Notes) or (B) referred to in clauses (3), (4) and (19)(B) of this definition; provided, however, that in each case, such Liens (x) are no less favorable to the holders of the Notes and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; and (y) do not extend to or cover any property or assets of the Issuer not securing the Indebtedness so refinanced;

(10) Liens on Securitization Assets and related assets of the type specified in the definition of “Securitization Financing” incurred in connection with any Qualified Securitization Financing;

(11) Liens for taxes, assessments or other governmental charges or levies not yet delinquent for a period of more than 30 days, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, or for property taxes on property that the Issuer or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(12) judgment Liens in respect of judgments that do not constitute an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(13) pledges, deposits or security under workers’ compensation, unemployment insurance and other social security laws or regulations, or deposits to secure the performance of tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations, or deposits as security for contested taxes or import or customs duties or for the payment of rent, or deposits or other security securing liabilities to insurance carriers under insurance or self-insurance arrangements, in each case incurred in the ordinary course of business or consistent with past practice;

(14) Liens imposed by law, including carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not overdue by more than 30 days or, if more than 30 days overdue, are unfiled and no other action has been taken to enforce such Lien, or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

(15) survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of business or to the ownership of properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business;

(16) any lease, license, sublease or sublicense granted to any Person in the ordinary course of business that is not granted for the purpose of securing any Indebtedness of the Issuer or any Restricted Subsidiary owing to such lessee, licensee, sublessee or sublicensee;

(17) banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Issuer in excess of those set forth by regulations promulgated by the Federal Reserve Board or other applicable law and (b) such deposit account is not intended by the Issuer or any Restricted Subsidiary to provided collateral to the depositary institution;

(18) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(19) (A) other Liens securing Indebtedness for borrowed money with respect to property or assets with an aggregate fair market value (valued at the time of creation thereof) of not more than $15.0 million at any time and (B) Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property of such Person; provided, however, that (x) the Lien may not extend to any other property (except for accessions to such property) owned by such Person or any of its Restricted Subsidiaries at the time the Lien is incurred, (y) such Liens attach concurrently with or within 270 days after the acquisition, repair, replacement, construction or improvement (as applicable) of the property subject to such Liens and (z) with respect to Capitalized Lease Obligations, such Liens do not at any time extend to or cover any assets (except for accessions to such assets) other than the assets subject to such Capitalized Lease Obligations; provided that individual financings of equipment provided by one lender may be cross-collateralized to other financings of equipment provided by such lender;

(20) Liens to secure Non-Recourse Product Financing Indebtedness permitted to be incurred pursuant to clause (18) of the definition of “Permitted Debt”, which Liens may not secure Indebtedness other than Non- Recourse Product Financing Indebtedness and which Liens may not attach to assets other than the items of Product acquired, exploited, created or developed with the proceeds of such Indebtedness and Liens to secure Non-Recourse Acquisition Financing Indebtedness permitted to be incurred pursuant to clause (18) of the definition of “Permitted Debt”, which Liens may not secure Indebtedness other than Non-Recourse Acquisition Financing Indebtedness and which Liens may not attach to assets other than the assets acquired, exploited, created or developed with the proceeds of such Indebtedness;

(21) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(22) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(23) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any Restricted Subsidiary that permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any Restricted Subsidiary in the ordinary course of business;

(24) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(25) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to clauses (4) and (20) of the definition of “Permitted Debt”;

(26) Liens securing Indebtedness in an aggregate principal amount (as of the date of incurrence of any such Indebtedness and after giving pro forma effect to the incurrence thereof and the application of the net proceeds therefrom (or as of the date of the initial borrowing of such Indebtedness after giving pro forma effect to the incurrence of the entire committed amount of such Indebtedness)), not exceeding the greater of (A) $1,550.0 million and (B) the maximum aggregate principal amount of Senior Secured Indebtedness that could be incurred without exceeding (x) a Senior Secured Indebtedness to EBITDA Ratio for the Issuer of 3.00 to 1.00 or (y) in the case of Liens incurred pursuant to this subclause (B) securing Indebtedness of OpCo or any of its Restricted Subsidiaries, a Senior Secured Indebtedness to EBITDA Ratio for OpCo of 3.00 to 1.00;

(27) Liens securing (A) interest rate or currency swaps, caps or collars or other Hedging Obligations entered into to hedge the Issuer’s or OpCo or any OpCo Guarantor’s exposure with respect to activities not prohibited under the Indenture and (B) obligations in respect of any overdraft and related liabilities arising from treasury, depositary and cash management services or any automated clearing house transfers of funds;

(28) any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(29) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(30) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(31) Liens on the assets of a Subsidiary securing Indebtedness or other obligations of such Subsidiary;

(32) Liens on cash advances in favor of the seller of any property to be acquired in an Investment permitted under the Indenture to be applied against the purchase price for such Investment; and

(33) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed the greater of $50.0 million and 3.5% of Consolidated Tangible Assets at any one time outstanding.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends upon liquidation, dissolution or winding up.

“Product” means any music (including musical and audio visual recordings, musical performance, songs and compositions and also includes mail order music and activities relating or incidental to music such as touring, merchandising and artist management), music copyright, motion picture, television programming, film, videotape, digital file, video clubs, DVD manufactured or distributed or any other product produced for theatrical, non-theatrical or television release or for release in any other medium, in each case whether recorded on film, videotape, cassette, cartridge, disc or on or by any other means, method, process or device, whether now known or hereafter developed, with respect to which the Issuer or any Restricted Subsidiary:

(1) is an initial copyright owner; or

(2) acquires (or will acquire upon delivery) an equity interest, license, sublicense or administration or distribution right.

“Purchase Money Note” means a promissory note of a Securitization Subsidiary evidencing a line of credit, which may be irrevocable, from the Issuer or any Subsidiary of the Issuer to a Securitization Subsidiary in connection with a Qualified Securitization Financing, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) shall be repaid from cash available to the Securitization Subsidiary, other than (i) amounts required to be established as reserves, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts paid in connection with the purchase of newly generated receivables and (b) may be subordinated to the payments described in clause (a).

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Permitted Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors of the Issuer in good faith.

“Qualified Securitization Financing” means any Securitization Financing of a Securitization Subsidiary that meets the following conditions: (i) the Board of Directors of the Issuer shall have determined in good faith that such Qualified Securitization Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Securitization Subsidiary, (ii) all sales of Securitization Assets and related assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Issuer) and (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings. The grant of a security interest in any Securitization Assets of the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) to secure Indebtedness under a Credit Agreement or any permitted additional Pari Passu Indebtedness and any Refinancing Indebtedness with respect thereto shall not be deemed a Qualified Securitization Financing.

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Recorded Music Business” means the subsidiaries and assets constituting the recorded music segment, as defined in the financial statements of the Issuer or OpCo. At any point in time in which recorded music is not a reported segment of the Issuer or OpCo, Recorded Music Business shall refer to the business that was previously included in this segment.

“Recorded Music Sale” means the sale of all or substantially all of the Recorded Music Business, which, for the avoidance of doubt, may include assets constituting a portion of the Music Publishing Business not to exceed 10.0% of the total assets constituting the Music Publishing Business.

“Registration Rights Agreement” means the Registration Rights Agreement, to be dated as of the Issue Date, between the Issuer and the initial purchasers of the Notes, as the same may be amended, supplemented, waived or otherwise modified from time to time.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (or, in the case of OpCo, of OpCo) (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary thereof; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary”.

“Revolving Credit Agreement” means that certain credit agreement, to be dated on or about the Effective Date, by and among OpCo, Credit Suisse, Cayman Islands Branch, as the administrative agent, and the lenders party thereto, as the same may be amended, supplemented, waived or otherwise modified from time to time.

“Revolving Credit Facility” means the revolving credit facility under the Revolving Credit Agreement, including any guarantees, collateral documents, instruments and agreements executed in connection therewith.

“S&P” means Standard & Poor’s Ratings Services and its successors.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Securitization Assets” means any accounts receivable or catalog, royalty or other revenue streams from Product subject to a Qualified Securitization Financing.

“Securitization Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Financing.

“Securitization Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Securitization Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or may grant a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving Securitization Assets and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such Securitization Assets.

“Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Financing to repurchase Securitization Assets arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Securitization Subsidiary” means a Wholly Owned Subsidiary of the Issuer (or another Person formed for the purposes of engaging in a Qualified Securitization Financing in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers Securitization Assets and related assets) which engages in no activities other than in connection with the financing of Securitization Assets of the Issuer or its Subsidiaries, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer or such other Person (as provided below) as a Securitization Subsidiary and (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer and (c) to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Issuer or such other Person shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer or such other Person giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Senior Indebtedness” means any Indebtedness of the Issuer other than Subordinated Indebtedness.

“Senior Secured Indebtedness” means, with respect to any Person, the aggregate amount, without duplication, of Indebtedness for borrowed money of such Person as of the end of the most recently ended fiscal quarter plus the amount of any Indebtedness for borrowed money of such Person incurred subsequent to the end of such fiscal quarter and minus the amount of any Indebtedness for borrowed money of such Person redeemed, repaid, retired or extinguished subsequent to the end of such fiscal quarter, as determined in accordance with GAAP, secured by Liens other than Permitted Liens (excluding Permitted Liens incurred pursuant to clause (26) of the definition thereof).

In the event that any calculation of the Senior Secured Indebtedness to EBITDA Ratio shall be made as of the date of the initial borrowing of any applicable Indebtedness after giving pro forma effect to the entire committed amount of such Indebtedness (as contemplated by clause (1) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and by clause (26) of the definition of “Permitted Liens”), such committed amount may thereafter be borrowed and reborrowed, in whole or in part, from time to time, without further compliance with such ratio, provided that such committed amount shall be included as outstanding Indebtedness in any subsequent calculation of the Senior Secured Indebtedness to EBITDA Ratio, to the extent the commitment therefor then remains outstanding.

“Senior Secured Indebtedness to EBITDA Ratio” means, with respect to any Person, the ratio of (x) such Person’s Senior Secured Indebtedness to (y) such Person’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur (the “Measurement Period”).

For purposes of making the computation referred to above, with respect to any specified Person, if any Specified Transaction has been made by such specified Person or any of its Restricted Subsidiaries during the Measurement Period or subsequent to the Measurement Period and on or prior to the date of determination of the Senior Secured Indebtedness to EBITDA Ratio, the Senior Secured Indebtedness to EBITDA Ratio shall be calculated on a pro forma basis assuming that all such Specified Transactions (and the change in EBITDA resulting therefrom) had occurred on the first day of the Measurement Period. If, since the beginning of such Measurement Period, any Person became a Restricted Subsidiary or was merged with or into such specified Person or any of its Restricted Subsidiaries and, since the beginning of such Measurement Period, such Person shall have made any Specified Transaction that would have required adjustment pursuant to the immediately preceding sentence if made by such specified Person or a Restricted Subsidiary since the beginning of such Measurement Period, then the Senior Secured Indebtedness to EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Specified Transaction had occurred at the beginning of such Measurement Period.

For purposes of this definition, with respect to any specified Person, whenever pro forma effect is to be given to any Specified Transaction (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of such specified Person and may include, for the avoidance of doubt, cost savings and synergies resulting from or related to any such Specified Transaction (including the Transactions) which is being given pro forma effect that have been or are expected to be realized and for which the actions necessary to realize such cost savings and synergies are taken or expected to be taken no later than 12 months after the date of any such Specified Transaction (in each case as though such cost savings and synergies had been realized on the first day of the applicable Measurement Period).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Financings” means the financings included in the Transactions and this offering of the Notes, and the Existing Secured OpCo Notes.

“Specified Transaction” means (v) any designation of operations or assets of the Issuer or a Restricted Subsidiary as discontinued operations (as defined under GAAP), (w) any Investment that results in a Person becoming a Restricted Subsidiary, (x) any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary in compliance with the Indenture, (y) any purchase or other acquisition of a business of any Person, of assets constituting a business unit, line of business or division of any Person or (z) any Asset Sale or other disposition (i) that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Issuer or (ii) of a business, business unit, line of business or division of the Issuer or a Restricted Subsidiary, in each case whether by merger, consolidation or otherwise.

“Sponsor” means Access Industries Holdings, Inc. and any successor in interest thereto.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Securitization Financing, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means indebtedness of the Issuer that is by its terms subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity, of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Transactions” means, collectively, any or all of the following: (i) the entry into the Merger Agreement and the consummation of the merger contemplated thereby, (ii) the Merger, (iii) the OpCo Merger, (iv) the entry into the Indenture and the Registration Rights Agreement and the offer and issuance of the Notes, (v) the entry into the indenture governing the New Secured OpCo Notes and the related registration rights agreement and the offer and issuance of New Secured OpCo Notes issued on the Issue Date, or subsequently issued in exchange for or in respect of any such notes, (vi) the entry into the indenture governing the Unsecured OpCo Notes and the related registration rights agreement and the offer and issuance of Unsecured OpCo Notes issued on the Issue Date, or subsequently issued in exchange for or in respect of any such notes, (vii) the entry into the Revolving Credit Agreement and incurrence of Indebtedness thereunder, (viii) the repayment of certain existing Indebtedness of the Issuer and OpCo, and (ix) all other transactions relating to any of the foregoing (including payment of fees and expenses related to any of the foregoing).

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to October 1, 2015; provided, however, that if the period from such redemption date to October 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means (i) WMG Kensington, Ltd., and its Subsidiaries, (ii) any Subsidiary of the Issuer that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Issuer, as provided below) and (iii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that (a) any Unrestricted Subsidiary must be an entity of which shares of the Capital Stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Issuer, (b) such designation complies with the covenant contained under the caption “—Certain Covenants—Restricted Payments” and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries does not at the time of designation, and does not thereafter,

(1) create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary; or

(2) own assets constituting part of the Music Publishing Business in excess of 10.0% of the total assets constituting the Music Publishing Business.

The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing and (x) (1) the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under the first paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, or (y) in the case of a Subsidiary of OpCo (1) OpCo could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under the first paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for OpCo and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by such Board of Directors shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Unsecured OpCo Notes” means OpCo’s 11.50% Senior Notes due 2018.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares of Capital Stock of Foreign Subsidiaries issued to foreign nationals as required under applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

Registration Rights; Exchange Offer

See “Exchange Offer; Registration Rights.”

EXCHANGE OFFER; REGISTRATION RIGHTS

The Issuer entered into the Registration Rights Agreement with respect to the Notes, pursuant to which the Issuer agreed, for the benefit of the Holders of the Notes, to use its commercially reasonable efforts:

(1) to file with the SEC one or more registration statements, which we refer to as the Exchange Offer Registration Statement, under the Securities Act relating to an exchange offer, which we refer to as the Exchange Offer, pursuant to which new notes substantially identical to the Notes (except that such new notes will not contain terms with respect to the payment of additional interest described below or transfer restrictions), which we refer to as the “New Notes”, would be offered in exchange for the then outstanding Notes tendered at the option of the Holders thereof; and

(2) to cause the Exchange Offer Registration Statement to become effective.

The Issuer further agreed to use commercially reasonable efforts to commence the Exchange Offer promptly after the Exchange Offer Registration Statement has become effective, hold the offer open for the period required by applicable law (including pursuant to any applicable interpretation by the staff of the SEC), but in any event for at least 20 business days, and exchange the New Notes for all Notes validly tendered and not withdrawn before the expiration of the Exchange Offer.

Under existing SEC interpretations contained in several no-action letters to third parties, the New Notes would in general be freely transferable by Holders thereof (other than affiliates of the Issuer) after the Exchange Offer without further registration under the Securities Act (subject to certain representations required to be made by each Holder of Notes participating in the Exchange Offer, as set forth below). However, any purchaser of Notes who is an “affiliate” of the Issuer or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (1) will not be able to rely on such SEC interpretations, (2) will not be able to tender its Notes in the Exchange Offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless such sale or transfer is made pursuant to an exemption from such requirements. In addition, in connection with any resales of New Notes, broker-dealers, which we refer to as “Participating Broker-Dealers”, receiving New Notes in the Exchange Offer will be subject to a prospectus delivery requirement with respect to resales of those New Notes. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the New Notes (other than a resale of an unsold allotment from the original sale of the Notes) by delivery of the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Rights Agreement, the Issuer is required to allow Participating Broker-Dealers to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such New Notes for a period of 90 days after the consummation of the Exchange Offer. Each beneficial holder of Notes who wishes to exchange such Notes for New Notes in the Exchange Offer will be required to represent (1) that any New Notes to be received by it will be acquired in the ordinary course of its business, (2) that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any Person to participate in the distribution (within the meaning of the Securities Act) of the New Notes, (3) that it is not an affiliate of ours, as defined in Rule 405 of the Securities Act, (4) if it is not a broker dealer, that it is not engaged in, and does not intend to engage in, the distribution of New Notes, (5) if it is a Participating Broker Dealer, that it will deliver a prospectus in connection with any resale of such New Notes, and (6) that it is not acting on behalf of any Person who could not truthfully make the foregoing representations.

However, if:

(1) on or before the date of consummation of the Exchange Offer, the existing SEC interpretations are changed such that the New Notes would not in general be freely transferable in such manner on such date;

(2) the Exchange Offer has not been completed within 365 days following July 20, 2011 (the “Effective Date”);

(3) under certain circumstances, the Initial Purchasers so request with respect to Notes not eligible to be exchanged for New Notes in the Exchange Offer; or

(4) any Holder of the Notes (other than an Initial Purchaser) is not permitted by applicable law to participate in the Exchange Offer, or if any Holder may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not available for such resales by such Holder (other than, in either case, due solely to the status of such Holder as an affiliate of the Issuer within the meaning of the Securities Act or due to such Holder’s inability to make the representations referred to above), the Issuer will use its commercially reasonable efforts to file, as promptly as reasonably practicable, one or more registration statements under the Securities Act relating to a shelf registration, which we refer to as the Shelf Registration Statement, of the Notes or New Notes, as the case may be, for resale by Holders or, in the case of clause (3), of the Notes held by the Initial Purchasers for resale by the Initial Purchasers, which we refer to as the Resale Registration, and will use our commercially reasonable efforts to cause the Shelf Registration Statement to become effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises. The Issuer will use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of 365 days following the effective date of such registration statement or such shorter period that will terminate when all the securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or are distributed to the public pursuant to Rule 144 or, after the 90th day following the effectiveness of the Shelf Registration Statement, would be eligible to be sold by a Person that is not an “affiliate” (as defined in Rule 144) of us pursuant to Rule 144 without volume or manner of sale restrictions. Under certain circumstances, the Issuer may suspend the availability of the Shelf Registration Statement for certain periods of time.

The Issuer will, in the event of the Resale Registration, provide to the Holder or Holders of the applicable Notes copies of the prospectus that is a part of the Shelf Registration Statement, notify such Holder or Holders when the Resale Registration for the applicable Notes has become effective and take certain other actions as are required to permit unrestricted resales of the applicable Notes. A Holder of Notes that sells such Notes pursuant to the Resale Registration generally would be required to be named as a selling securityholder in the prospectus related to the Shelf Registration Statement and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a Holder (including certain indemnification obligations). In addition, each such Holder of Notes will be required, among other things, to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to benefit from the provisions regarding additional interest set forth below.

Although we filed one or more registration statements as previously described, we cannot assure you that any such registration statement will become effective.

In the event that:

(1) the Exchange Offer has not been consummated within 365 days following the Effective Date; or

(2) if a Shelf Registration Statement is required to be filed under the Registration Rights Agreement, the Shelf Registration Statement is not declared effective within 90 days following the date on which the obligation to file the Shelf Registration Statement arises; or

(3) any Shelf Registration Statement required by the Registration Rights Agreement is filed and declared effective, and during the period the Issuer is required to use its commercially reasonable efforts to cause the Shelf Registration Statement to remain effective (i) the Issuer shall have suspended and be continuing to suspend the availability of the Shelf Registration Statement for more than 60 days in the aggregate in any consecutive twelve month period, or (ii) such Shelf Registration Statement ceases to be effective and such Shelf Registration Statement is not replaced within 90 days by a Shelf Registration Statement that is filed and declared effective

(any such event referred to in clauses (1) through (3) we refer to as a “Registration Default”), then additional interest will accrue on the Transfer Restricted Notes (as defined below), for the period from the occurrence of a Registration Default (but only with respect to one Registration Default at any particular time) until such time as all Registration Defaults have been cured (or, if earlier, until two years after the Effective Date) at a rate per annum equal to 0.25% during the first 90-day period following the occurrence of such Registration Default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 0.50% regardless of the number of Registration Defaults that shall have occurred and be continuing (any such additional interest, the “Special Interest”). Any such Special Interest will be paid in the same manner and on the same dates as interest payments in respect of Transfer Restricted Notes. Following the cure of all Registration Defaults, the accrual of such additional interest will cease. A Registration Default with respect to a failure to file, cause to become effective or maintain the effectiveness of a Shelf Registration Statement will be deemed cured upon consummation of the Exchange Offer in the case of a Shelf Registration Statement required to be filed due to a failure to consummate the Exchange Offer within the required time period. References in “Description of Notes,” except for provisions described above under the caption “—Amendment, Supplement and Waiver,” to interest on the Notes shall include Special Interest, if any.

For purposes of the foregoing, “Transfer Restricted Notes” means each Note until (1) the date on which such Note has been exchanged for a freely transferable Exchange Note in the Exchange Offer, (2) the date on which such Note has been effectively registered under the Securities Act and disposed of in accordance with a Shelf Registration Statement or (3) the date on which such Note is distributed to the public pursuant to Rule 144 of the Securities Act under circumstances in which any legend borne by such Note relating to restrictions on transferability is removed pursuant to the Indenture.

Notes not tendered in the Exchange Offer will bear interest at the applicable rate set forth on the cover page of this prospectus and will be subject to all the terms and conditions specified in the Indenture, including transfer restrictions. The New Notes will be accepted for clearance through DTC.

The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which will be available upon request to us.

The Old Notes and the New Notes will be respectively considered collectively to be a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and for purposes of the Description of Notes all references therein to Notes shall be deemed to refer collectively to Notes and any New Notes, unless the context otherwise requires.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Securities for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Securities. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2012 all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the Expiration Date the Issuer will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Issuer has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Securities) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to the exchange offer (as described under the heading “The Exchange Offer”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders (as defined below) in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Holders that hold Notes as part of a straddle, hedge, conversion or other integrated transaction or U.S. Holders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. As used in this discussion, the term “Holder” means a beneficial owner of a Note.

The exchange of an Old Note for a New Note pursuant to the exchange offer will not be treated as a sale or exchange of the Old Note by a Holder for U.S. federal income tax purposes. Accordingly, a Holder of an Old Note will not recognize any gain or loss upon the exchange of such Old Note for a New Note pursuant to the exchange offer. Such Holder’s holding period for such New Note will include the holding period for such Old Note, and such Holder’s adjusted tax basis in such New Note will be the same as such Holder’s adjusted tax basis in such Old Note. There will be no U.S. federal income tax consequences to a Holder of an Old Note that does not participate in the exchange offer.

INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

VALIDITY OF THE NOTES

Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the New Notes and the guarantee.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the exchange offer, we have filed with the SEC a registration statement on Form S-4 under the Securities Act relating to the New Notes to be issued in the exchange offer. This prospectus includes, as Annex A, a copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC on December 8, 2011. As permitted by SEC rules, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

Following effectiveness of the registration statement relating to the exchange offer, Warner Music Group will continue to file annual, quarterly and current reports and other information with the SEC. The Indenture requires us to distribute to the holders of the Notes annual reports containing our financial statements audited by our independent auditors as well as other information, documents and other information we file with the SEC under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

The public may read and copy any reports or other information that we file with the SEC. Such filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain a copy of the exchange offer’s registration statement and other information that we file with the SEC at no cost by calling us or writing to us at the following address:

Warner Music Group Corp.

75 Rockefeller Plaza

New York, New York 10019

Tel: (212) 275-2000

In order to obtain timely delivery of such materials, you must request documents from us no later than five business days before you make your investment decision or at the latest by                     , 2012.

EXPERTS

The consolidated financial statements, supplementary information and schedule of Warner Music Group Corp. at September 30, 2011 (Successor) and 2010 (Predecessor), and for the period from July 20, 2011 to September 30, 2011 (Successor), the period from October 1, 2010 to July 19, 2011 (Predecessor), and each of the years in the two-year period ended September 30, 2010 (Predecessor) appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements, supplementary information and schedule are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-32502

Warner Music Group Corp.

(Exact name of Registrant as specified in its charter)

Delaware	13-4271875
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 Rockefeller Plaza New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 275-2000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark if the disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)    Yes  ☐    No  ☒

There is no public market for the Registrant’s common stock. As of December 8, 2011 the number of shares of the Registrant’s common stock, par value $0.001 per share, outstanding was 1,000. All of the Registrant’s common stock is owned by AI Entertainment Holdings LLC (formerly Airplanes Music LLC), which is an affiliate of Access Industries, Inc.

WARNER MUSIC GROUP CORP.

ITEM 1.	BUSINESS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We disclaim any duty to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—‘Safe Harbor’ Statement Under Private Securities Litigation Reform Act of 1995.”

Explanatory Note

Pursuant to the Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), by and among the Company, AI Entertainment Holdings LLC (formerly Airplanes Music LLC), a Delaware limited liability company (“Parent”) and an affiliate of Access Industries, Inc. (“Access”) and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), on July 20, 2011 (the “Closing Date”), Merger Sub merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

On July 20, 2011, in connection with the Merger, each outstanding share of common stock of the Company (other than any shares owned by the Company or its wholly owned subsidiaries, or by Parent and its affiliates, or by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, and shares of unvested restricted stock granted under the Company’s equity plan) was cancelled and converted automatically into the right to receive $8.25 in cash, without interest and less applicable withholding taxes (collectively, the “Merger Consideration”).

On July 20, 2011, the Company notified the New York Stock Exchange, Inc. (the “NYSE”) of its intent to remove the Company’s common stock from listing on the NYSE and requested that the NYSE file with the SEC an application on Form 25 to report the delisting of the Company’s common stock from the NYSE. On July 21, 2011, in accordance with the Company’s request, the NYSE filed the Form 25 with the SEC in order to provide notification of such delisting and to effect the deregistration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On August 2, 2011, the Company filed a Form 15 with the SEC in order to provide notification of a suspension of its duty to file reports under Section 15(d) of the Exchange Act. We continue to file reports with the SEC pursuant to the Exchange Act in accordance with certain covenants contained in the instruments governing our outstanding indebtedness.

In accordance with United States Generally Accepted Accounting Principles (“GAAP”), we have separated our historical financial results for the period from July 20, 2011 to September 30, 2011 (“Successor”) and from October 1, 2010 to July 19, 2011 (“Predecessor”). Successor period and the Predecessor periods are presented on different bases and are, therefore, not comparable. However, we have also combined results for the Successor and Predecessor periods for 2011 in the presentations below (and presented as the results for the “twelve months ended September 30, 2011”) because, although such presentation is not in accordance with GAAP, we believe that it enables a meaningful comparison of results. The combined operating results have not been prepared on a pro forma basis under applicable regulations and may not reflect the actual results we would have achieved absent the Merger and the transactions related to the Merger and may not be predictive of future results of operations.

Our Company

We are one of the world’s major music content companies. Our company is composed of two businesses: Recorded Music and Music Publishing. We believe we are the world’s third-largest recorded music company and also the world’s third-largest music publishing company. We are a global company, generating over half of our revenues in more than 50 countries outside of the U.S. We generated revenues of $2.869 billion during the twelve months ended September 30, 2011.

Our Recorded Music business produces revenue primarily through the marketing, sale and licensing of recorded music in various physical (such as CDs, LPs and DVDs) and digital (such as downloads, streaming, and ringtones) formats. We have one of the world’s largest and most diverse recorded music catalogs, including 28 of the top 100 best selling albums in the U.S. of all time. Our Recorded Music business also benefits from additional revenue streams associated with artists, including merchandising, sponsorships, touring and artist management. We often refer to these rights as “expanded rights” and to the recording agreements which provide us with participations in such rights as “expanded-rights deals” or “360° deals.” Prior to intersegment eliminations, our Recorded Music business generated revenues of $2.344 billion during the twelve months ended September 30, 2011.

Our Music Publishing business owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. We publish music across a broad range of musical styles. We hold rights in over one million copyrights from over 65,000 songwriters and composers. Prior to intersegment eliminations, our Music Publishing business generated revenues of $544 million during the twelve months ended September 30, 2011.

Our Business Strengths

We believe the following competitive strengths will enable us to grow our revenue and increase our margins and cash flow and to continue to generate recurring revenue through our diverse base of Recorded Music and Music Publishing assets:

Evergreen Catalog of Recorded Music Content, Library of Classic Songs and Vibrant Roster of Recording Artists and Songwriters. We believe the depth and quality of our Recorded Music catalog and Music Publishing library stand out with a collection of owned and controlled evergreen recordings and songs that generate steady cash flows. We believe these assets demonstrate our historical success in developing talent and will help to attract future talent in order to enable our continued success. We have been able to consistently attract, develop and retain successful recording artists and songwriters. Our talented artist and repertoire (“A&R”) teams are focused on finding and nurturing future successful recording artists and songwriters, as evidenced by our roster of recording artists and songwriters and our recent successes in our Recorded Music and Music Publishing businesses. We believe our relative size, the strength and experience of our management team, our ability to respond to industry and consumer trends and challenges, our diverse array of genres, our large catalog of hit recordings and songs and our A&R skills will help us continue to generate steady cash flows.

Highly Diversified Revenue Base. Our revenue base is derived largely from recurring sources such as our Recorded Music catalog and our Music Publishing library and new recordings and songs from our roster of recording artists and songwriters. In any given year, only a small percentage of our total revenue depends on recording artists and songwriters without an established track record and our revenue base does not depend on any single recording artist, songwriter, recording or song. We have built a large and diverse catalog of recordings and songs that covers a wide breadth of musical styles, including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, alternative, folk, blues, gospel and other Christian music. We are a significant player in each of our major geographic regions. Continuing to enter into additional expanded-rights deals will further diversify the revenue base of our Recorded Music business.

Flexible Cost Structure With Low Capital Expenditure Requirements. We have a highly variable cost structure, with substantial discretionary spending and minimal capital requirements. We have contractual flexibility with regard to the timing and amounts of advances paid to existing recording artists and songwriters as well as discretion regarding future investment in new recording artists and songwriters, which further allows us to respond to changing industry conditions. The vast majority of our contracts cover multiple deliverables, most of which are only deliverable at our option. Our significant discretion with regard to the timing and expenditure of variable costs provides us with considerable latitude in managing our expenses. In addition, our capital expenditure requirements are predictable. We had an increased level of capital expenditures in fiscal year 2010 and 2011 as a result of several information technology infrastructure projects, including the delivery of an SAP enterprise resource planning application in the U.S. for fiscal year 2011 and improvements to our royalty systems for fiscal year 2012. We continue to seek sensible opportunities to convert fixed costs to variable costs (such as the sale of our CD and DVD manufacturing, packaging and physical distribution operations in 2003) and to enhance our effectiveness, flexibility, structure and performance by reducing and realigning long-term costs. We also continue to implement changes to better align our workforce with the changing nature of the music industry by continuing to shift resources from our physical sales channels to efforts focused on digital distribution and emerging technologies and other new revenue streams. In addition, we continue to look for opportunities to outsource additional back-office functions where it can make us more efficient, increase our capabilities and lower our costs.

Continued Transition to Higher-Margin Digital Platforms. We derive revenue from different digital business models and products, including digital downloads of single audio tracks and albums, digital subscription services, interactive webcasting, video streaming and downloads and mobile music, in the form of ringtones, ringback tones and full-track downloads. We have established ourselves as a leader in the music industry’s transition to the digital era by expanding our distribution channels, including through internet cloud-based services, establishing a strong partnership portfolio and developing innovative products and initiatives to further leverage our content and rights. For the twelve months ended September 30, 2011, digital revenue represented approximately 33% of our Recorded Music revenue.

We believe that product innovation is crucial to digital growth. We have integrated the development of innovative digital products and strategies throughout our business and established a culture of product innovation across the company aimed at leveraging our assets to drive creative product development. Through our digital initiatives we have established strong relationships with our customers, developed new products and become a leader in the expanding worldwide digital music business. Due to the absence of certain costs associated with physical products, such as manufacturing, distribution, inventory and returns, we continue to experience higher margins on our digital product offerings than our physical product offerings.

Diversified, Growing and Higher-Margin Revenue Streams through Expanded-Rights Deals. We have been expanding our relationships with recording artists to partner with them in other areas of their careers by entering into expanded-rights, or 360°, deals. Under these arrangements, we participate in sources of revenue outside of the recording artist’s record sales, such as live performances, merchandising, fan clubs, artist management and sponsorships. These opportunities have allowed us, and we believe will continue to allow us, to further diversify our revenue base and offset declines in revenue from physical record sales over time. Expanded- rights deals allow us to leverage our existing brand management infrastructure, generating higher incremental margins. As of the end of fiscal year 2011, we had expanded-rights deals in place with over 50% of our active global Recorded Music roster. The vast majority of these agreements have been signed with recording artists in the early stages of their careers. As a result, we expect the revenue streams derived from these deals to increase in value over time as we help recording artists on our active global Recorded Music roster gain prominence.

Experienced Management Team and Strategic Investor. We have a strong management team that includes executives with a successful record of managing transitions in the recorded music industry. Edgar Bronfman, Jr., who currently serves as our Chairman of the Board, Lyor Cohen, who currently serves as our Chairman and CEO, Recorded Music, and many other members of top management have been with our company since its acquisition from Time Warner in 2004. Since that time, we have successfully implemented an A&R strategy that focuses on the return on investment (ROI) for each artist and songwriter. Our management team has also delivered strong results in our digital business, which, along with our efforts to diversify our revenue mix, is helping us transform our company. At the same time, management has remained vigilant in managing costs and maintaining financial flexibility. Stephen Cooper, who was appointed as our CEO in August 2011, has over 30 years of experience as a financial advisor, and has served as chairman or chief executive officer of various businesses. In connection with the appointment of Mr. Cooper as CEO, Mr. Bronfman was appointed Chairman in order to focus on strategy and growth opportunities. Mr. Bronfman has informed the Board of Directors that due to other commitments he intends to step down as Chairman, effective January 31, 2012. Subsequent to January 31, 2012, Mr. Bronfman will remain a director of the Company and a new Chairman will be appointed in due course. In January 2011, Cameron Strang was appointed CEO of our Music Publishing business following our purchase of Southside Independent Music Publishing, a company he founded in 2004.

In addition, following the consummation of the Merger, we believe we will benefit from the extensive investment experience of our strategic owner, Access, a privately held, U.S.-based industrial group founded by Len Blavatnik. Access is a long-term, strategic investor with significant equity stakes in businesses with combined annual revenues of over $90 billion. Access has partnered with strong, proven management teams to provide strategic direction in its relationships with existing and previously owned companies.

Our Strategy

We intend to increase revenues and cash flow through the following business strategies:

Attract, Develop and Retain Established and Emerging Recording Artists and Songwriters. A critical element of our strategy is to find, develop and retain recording artists and songwriters who achieve long-term success, and we intend to enhance the value of our assets by continuing to attract and develop new recording artists and songwriters with staying power and market potential. Our A&R teams seek to sign talented recording artists with strong potential, who will generate a meaningful level of revenues and increase the enduring value of our catalog by continuing to generate sales on an ongoing basis, with little additional marketing expenditure. We also work to identify promising songwriters who will write musical compositions that will augment the lasting value and stability of our music publishing library. We intend to evaluate our recording artist and songwriter rosters continually to ensure we remain focused on developing the most promising and profitable talent and remain committed to maintaining financial discipline in evaluating agreements with artists. We will also continue to evaluate opportunities to add to our catalog or acquire or make investments in companies engaged in businesses that are similar or complementary to ours on a selective basis.

Maximize the Value of Our Music Assets. Our relationships with recording artists and songwriters, along with our recorded music catalog and our music publishing library are our most valuable assets. We intend to continue to exploit the value of these assets through a variety of distribution channels, formats and products to generate significant cash flow from our music content. We believe that the ability to monetize our music content should improve over time as new distribution channels and the number of formats increase. We will seek to exploit the potential of previously unmonetized content in new channels, formats and product offerings, including premium-priced album bundles and full-track video and full-track downloads on mobile phones. For example, we have a large catalog of music videos that we have yet to fully monetize, as well as unexploited album art, lyrics and B-side tracks that have never been released. We will also continue to work with our partners to explore creative approaches and constantly experiment with new deal structures and product offerings to take advantage of new distribution channels.

Capitalize on Digital Distribution Emerging digital formats should continue to produce new means for the distribution, exploitation and monetization of the assets of our Recorded Music and Music Publishing businesses. We believe that the continued development of legitimate online and mobile channels for the consumption of music content presents significant promise and opportunity for the music industry. Digital tracks and albums are not only reasonably priced for the consumer, but also offer a superior customer experience relative to illegal alternatives. Legitimate digital music is easy to use, fosters discovery, presents gift options, offers uncorrupted, high-quality song files and integrates seamlessly with popular portable music players such as Apple’s iPod/iPhone/iPad devices and smartphones which run on operating systems such as Google’s Android, RIM’s Blackberry and Microsoft’s Windows. Research conducted by NPD in December 2010 shows that legitimate digital music offerings are driving additional uptake. More than 40% of U.S. Internet consumers age 13+ who started buying or bought more digital albums in the year covered by the survey, and more than 30% who started buying or bought more digital tracks, did so in order to get content for their portable devices. Approximately 20%—30% of these consumers did so because it was easy to find music through digital music stores and services, because they had established a level of comfort with purchasing music through such services, and because they discovered more music through them; about a quarter received a digital gift card, or more digital gift cards than in the past, which encouraged such purchasing. We believe digital distribution will drive incremental Recorded Music catalog sales given the ability to offer enhanced presentation and searchability of our catalog.

We intend to continue to extend our global reach by executing deals with new partners and developing optimal business models that will enable us to monetize our content across various platforms, services and devices. Our research conducted in late 2009 shows that the average U.S. consumer actively uses 3.6 different means of consuming music, with online video services like YouTube and online radio services like Pandora having emerged as key outlets for music. Research conducted by NPD in December 2010 shows that more than two out of every five U.S. Internet consumers age 13+ listened to music via an online video site in the period covered by the 2010 survey, and more than a third listened to music via an online radio service. In addition, with worldwide smartphone users expected to reach nearly 1.4 billion by 2015, we expect that the mobile platform will represent an area of significant opportunity for music content. Figures from comScore’s September 2011 MobiLens data release show that the uptake of music among users of such phones is significant: three-month averages through September 2011 found that 45% of existing smartphone users in the U.S. and 41% of their counterparts across five major European territories (the U.K., Germany, France, Spain and Italy) listened to music downloaded and stored or streamed on their handsets from services such as iTunes, Pandora, iHeartRadio, Deezer, and Spotify in the periods covered by monthly surveys. We believe that demand for music-related products, services and applications that are optimized for smartphones as well as devices like Apple’s iPad will continue to grow with the continued development of these platforms.

Enter into Expanded-Rights Deals to Form Closer Relationships with Recording Artists and Capitalize on the Growth Areas of the Music Industry. Since the end of calendar 2005, we have adopted a strategy of entering into expanded-rights deals with new recording artists. We have been very successful in entering into expanded-rights deals. This strategy has allowed us to create closer relationships with our recording artists through our provision of additional artist services and greater financial alignment. This strategy also has allowed us to diversify our Recorded music revenue streams in order to capitalize on growth areas of the music industry such as merchandising, fan clubs, sponsorship and touring. We have built significant in-house resources through hiring and acquisitions in order to provide additional services to our recording artists and third-party recording artists. We believe this strategy will contribute to Recorded Music revenue growth over time.

Focus on Continued Management of Our Cost Structure. We will continue to maintain a disciplined approach to cost management in our business and to pursue additional cost-savings with a focus on aligning our cost structure with our strategy and optimizing the implementation of our strategy. As part of this focus, we will continue to monitor industry conditions to ensure that our business remains aligned with industry trends. We will also continue to aggressively shift resources from our physical sales channels to efforts focused on digital distribution and other new revenue streams. As digital revenue makes up a greater portion of total revenue, we will manage our cost structure accordingly. In addition, we will continue to look for opportunities to convert fixed costs to variable costs through outsourcing certain functions. Our outsourcing initiatives are another component of our ongoing efforts to monitor our costs and to seek additional cost savings. As of the completion of our Merger on July 20, 2011, we have targeted cost-savings over the next nine fiscal quarters of $50 million to

$65 million based on identified cost-savings initiatives and opportunities, including targeted savings expected to be realized as a result of shifting from a public to a private company, reduced expenses related to finance, legal and information technology and reduced expenses related to certain planned corporate restructuring initiatives.

Contain Digital Piracy. Containing piracy is a major focus of the music industry and we, along with the rest of the industry, are taking multiple measures through the development of new business models, technological innovation, litigation, education and the promotion of legislation and voluntary agreements to combat piracy, including filing civil lawsuits, participating in education programs, lobbying for tougher anti-piracy legislation and international efforts to preserve the value of music copyrights. We also believe technologies geared towards degrading the illegal filesharing process and tracking the source of pirated music offer a means to reduce piracy. We believe these actions and technologies, in addition to the expansive growth of legitimate online and mobile music offerings, will help to limit the revenue lost to digital piracy.

Company History

Our history dates back to 1929, when Jack Warner, president of Warner Bros. Pictures, founded Music Publishers Holding Company (“MPHC”) to acquire music copyrights as a means of providing inexpensive music for films. Encouraged by the success of MPHC, Warner Bros. extended its presence in the music industry with the founding of Warner Bros. Records in 1958 as a means of distributing movie soundtracks and further exploiting actors’ contracts. For over 50 years, Warner Bros. Records has led the industry both creatively and financially with the discovery of many of the world’s biggest recording artists. Warner Bros. Records acquired Frank Sinatra’s Reprise Records in 1963. Our Atlantic Records label was launched in 1947 by Ahmet Ertegun and Herb Abramson as a small New York-based label focused on jazz and R&B and Elektra Records was founded in 1950 by Jac Holzman as a folk music label. Atlantic Records and Elektra Records were merged in 2004 to form The Atlantic Records Group. Warner Music Group is today home to a collection of record labels, including Asylum, Atlantic, Cordless, East West, Elektra, Nonesuch, Reprise, Rhino, Roadrunner, Rykodisc, Sire, Warner Bros. and Word.

Since 1970, we have operated our Recorded Music business internationally through Warner Music International (“WMI”). WMI is responsible for the sale and marketing of our U.S. recording artists abroad as well as the discovery and development of international recording artists. Chappell & Intersong Music Group, including Chappell & Co., a company whose history dates back to 1811, was acquired in 1987, expanding our Music Publishing business. We continue to diversify our presence through acquisitions and joint ventures with various labels, such as the acquisition of a majority interest in Word Entertainment in 2002, our acquisition of Ryko in 2006, our acquisition of a majority interest in Roadrunner Music Group B.V. (“Roadrunner”) in 2007 (we also acquired the remaining interest in Roadrunner in 2010) and the acquisition of music publishing catalogs and businesses, such as the Non-Stop Music production music catalog in 2007 and Southside Independent Music Publishing and 2011.

In 2004, an investor group consisting of Thomas H. Lee Partners L.P. and its affiliates (“THL”), Bain Capital, LLC and its affiliates (“Bain Capital”), Providence Equity Partners, Inc. and its affiliates (“Providence Equity”) and Music Capital Partners L.P. (collectively, the “Investor Group”) acquired Warner Music Group from Time Warner Inc. (“Time Warner”) (the “2004 Acquisition”). Warner Music Group became the only stand-alone music content company with publicly traded common stock in the U.S. in May 2005.

In July 2011, AI Entertainment Holdings LLC (formerly Airplanes Music LLC), which is an affiliate of Access, acquired Warner Music Group and our common stock was delisted from the New York stock exchange.

Recorded Music (81%, 82% and 82% of consolidated revenues, before intersegment eliminations, for the twelve months ended September 30, 2011 and in each of fiscal years ended September 30, 2010 and September 30, 2009)

Our Recorded Music business primarily consists of the discovery and development of artists and the related marketing, distribution and licensing of recorded music produced by such artists.

We are also diversifying our revenues beyond our traditional businesses by entering into expanded-rights deals with recording artists in order to partner with artists in other areas of their careers. Under these agreements, we provide services to and participate in artists’ activities outside the traditional recorded music business. We have built artist services capabilities and platforms for exploiting this broader set of music-related rights and participating more broadly in the monetization of the artist brands we help create. In developing our artist services business, we have both built and expanded in-house capabilities and expertise and have acquired a number of existing artist services companies involved in artist management, merchandising, strategic marketing and brand management, ticketing, concert promotion, fan club, original programming and video entertainment.

We believe that entering into expanded-rights deals and enhancing our artist services capabilities will permit us to diversify revenue streams to better capitalize on the growth areas of the music industry and permit us to build stronger long-term relationships with artists and more effectively connect artists and fans.

In the U.S., our Recorded Music operations are conducted principally through our major record labels—Warner Bros. Records and The Atlantic Records Group. Our Recorded Music operations also include Rhino, a division that specializes in marketing our music catalog through compilations and re-issuances of previously released music and video titles, as well as in the licensing of recordings to and from third parties for various uses, including film and television soundtracks. Rhino has also become our primary licensing division focused on acquiring broader licensing rights from certain catalog recording artists. For example, we have an exclusive license with The Grateful Dead to manage the band’s intellectual property and in November 2007 we acquired a 50% interest in Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra’s name and likeness and manages all aspects of his music, film and stage content. We also conduct our Recorded Music operations through a collection of additional record labels, including, among others, Asylum, Cordless, East West, Elektra, Nonesuch, Reprise, Roadrunner, Rykodisc, Sire and Word.

Outside the U.S., our Recorded Music activities are conducted in more than 50 countries primarily through WMI and its various subsidiaries, affiliates and non-affiliated licensees. WMI engages in the same activities as our U.S. labels: discovering and signing artists and distributing, marketing and selling their recorded music. In most cases, WMI also markets and distributes the records of those artists for whom our domestic record labels have international rights. In certain smaller markets, WMI licenses to unaffiliated third-party record labels the right to distribute its records. Our international artist services operations also include a network of concert promoters through which WMI provides resources to coordinate tours.

Our Recorded Music distribution operations include WEA Corp., which markets and sells music and DVD products to retailers and wholesale distributors in the U.S.; ADA, which distributes the products of independent labels to retail and wholesale distributors in the U.S.; various distribution centers and ventures operated internationally; an 80% interest in Word Entertainment, which specializes in the distribution of music products in the Christian retail marketplace; and ADA Global, which provides distribution services outside of the U.S. through a network of affiliated and non-affiliated distributors.

We play an integral role in virtually all aspects of the music value chain from discovering and developing talent to producing albums and promoting artists and their products. After an artist has entered into a contract with one of our record labels, a master recording of the artist’s music is created. The recording is then replicated for sale to consumers primarily in the CD and digital formats. In the U.S., WEA Corp., ADA and Word market, sell and deliver product, either directly or through sub-distributors and wholesalers, to record stores, mass merchants and other retailers. Our recorded music products are also sold in physical form to online physical retailers such as Amazon.com, barnesandnoble.com and bestbuy.com and in digital form to online digital retailers like Apple’s iTunes and mobile full-track download stores such as those operated by Verizon or Sprint. In the case of expanded-rights deals where we acquire broader rights in a recording artist’s career, we may provide more comprehensive career support and actively develop new opportunities for an artist through touring, fan clubs, merchandising and sponsorships, among other areas. We believe expanded-rights deals create a better partnership with our artists, which allows us to work together more closely with them to create and sustain artistic and commercial success.

We have integrated the sale of digital content into all aspects of our Recorded Music and Music Publishing businesses including A&R, marketing, promotion and distribution. Our new media executives work closely with A&R departments to make sure that while a record is being made, digital assets are also created with all of our distribution channels in mind, including subscription services, social networking sites, online portals and music-centered destinations. We also work side by side with our mobile and online partners to test new concepts. We believe existing and new digital businesses will be a significant source of growth for the next several years and will provide new opportunities to monetize our assets and create new revenue streams. As a music-based content company, we have assets that go beyond our recorded music and music publishing catalogs, such as our music video library, which we have begun to monetize through digital channels. The proportion of digital revenues attributed to each distribution channel varies by region and since digital music is still in the relatively early stages of growth, proportions may change as the roll out of new technologies continues. As an owner of musical content, we believe we are well positioned to take advantage of growth in digital distribution and emerging technologies to maximize the value of our assets.

Artists and Repertoire (“A&R”)

We have a decades-long history of identifying and contracting with recording artists who become commercially successful. Our ability to select artists who are likely to be successful is a key element of our Recorded Music business strategy and spans all music genres and all major geographies and includes artists who achieve national, regional and international success. We believe that this success is directly attributable to our experienced global team of A&R executives, to the longstanding reputation and relationships that we have developed in the artistic community and to our effective management of this vital business function.

In the U.S., our major record labels identify potentially successful recording artists, sign them to recording agreements, collaborate with them to develop recordings of their work and market and sell these finished recordings to retail stores and legitimate digital channels. Increasingly, we are also expanding our participation in image and brand rights associated with artists, including merchandising, sponsorships, touring and artist management. Our labels scout and sign talent across all major music genres, including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, alternative, folk, blues, gospel and other Christian music. WMI markets and sells U.S. and local repertoire from its own network of affiliates and numerous licensees in more than 50 countries. With a roster of local artists performing in various local languages throughout the world, WMI has an ongoing commitment to developing local talent aimed at achieving national, regional or international success.

Many of our recording artists have continued to appeal to audiences long after we cease to release their new recordings. We have an efficient process for generating continued sales across our catalog releases, as evidenced by the fact that catalog usually generates more than 40% of our recorded music album sales on a unit basis in the U.S. in a typical year. Relative to our new releases, we spend comparatively small amounts on marketing for catalog sales.

We maximize the value of our catalog of recorded music through our Rhino business unit and through activities of each of our record labels. We use our catalog as a source of material for re-releases, compilations, box sets and special package releases, which provide consumers with incremental exposure to familiar songs and artists.

Representative Worldwide Recorded Music Artists

3Oh!3	Donkeyboy	Killswitch Engage	Notorious B.I.G.	Stone Sour
Avenged Sevenfold	The Doors	Mark Knopfler	Paolo Nutini	Sublime with Rome
A-Ha	Eagles	Kobukuro	Panic At the Disco	Superfly
The Baseballs	Missy Elliott	Korn	Pantera	Billy Talent
Jeff Beck	The Enemy	k.d. lang	Paramore	Mariya Takeuchi
Bee Gees	Enya	Lenny Kravitz	Sean Paul	Serj Tankian
Big & Rich	Estelle	Larry the Cable Guy	Laura Pausini	Rod Stewart
The Black Keys	Lupé Fiasco	Hugh Laurie	Pendulum	The Streets
Black Sabbath	Flaming Lips	Led Zeppelin	Tom Petty	Theory of a Deadman
B.o.B	Fleetwood Mac	Ligabue	Christina Perri	Rob Thomas
Miguel Bosé	Flo Rida	Linkin Park	Plan B	Rush
James Blunt	Peter Fox	Theophilus London	Plies	T.I.
Michelle Branch	Aretha Franklin	Lynyrd Skynyrd	Primal Scream	Trans-Siberian Orchestra
Bruno Mars	Foreigner	Christophe Maé	The Ramones	Randy Travis
Michael Bublé	Genesis	Maná	The Ready Set	Trey Songz
The Cars	Gloriana	Mastodon	Red Hot Chili Peppers	Twisted Sister
Cee Lo Green	Gnarls Barkley	matchbox twenty	R.E.M.	Uncle Kracker
Tracy Chapman	Goo Goo Dolls	MC Solaar	Damien Rice	Van Halen
Ray Charles	Josh Groban	Metallica	Rumer	Paul Wall
Cher	Grateful Dead	Bette Midler	Todd Rundgren	Westernhagen
Chicago	Green Day	Luis Miguel	Alejandro Sanz	White Stripes
Eric Clapton	Gucci Mane	Janelle Monáe	Jill Scott	Wilco
Biffy Clyro	Gym Class Heroes	The Monkees	Seal	Wiz Khalifa
Cobra Starship	Halestorm	Alanis Morissette	Seeed	The Wombats
Phil Collins	Johnny Hallyday	Jason Mraz	Ed Sheeran	Neil Young
Alice Cooper	Emmylou Harris	Muse	Blake Shelton	Youssou N’Dour
The Corrs	Hard-Fi	Musiq Soulchild	Shinedown	Zac Brown Band
Crosby, Stills & Nash	Don Henley	My Chemical Romance	Simple Plan	ZZ Top
Death Cab for Cutie	Faith Hill	Nek	Skillet
Deftones	Hugh Laurie	New Boyz	Slipknot
Jason Derulo	Iyaz	New Order	The Smiths
DEVO	Jaheim	Never Shout Never	Regina Spektor
Disturbed	Katherine Jenkins	Nickelback	Staind
Alesha Dixon	Kid Rock	Stevie Nicks	Stone Temple Pilots

Recording Artists’ Contracts

Our artists’ contracts define the commercial relationship between our recording artists and our record labels. We negotiate recording agreements with artists that define our rights to use the artists’ copyrighted recordings. In accordance with the terms of the contract, the artists receive royalties based on sales and other forms of exploitation of the artists’ recorded works. We customarily provide up-front payments to artists called advances, which are recoupable by us from future royalties otherwise payable to artists. We also typically pay costs associated with the recording and production of albums, which are treated in certain countries as advances recoupable from future royalties. Our typical contract for a new artist covers a single initial album and provides us with a series of options to acquire subsequent albums from the artist. Royalty rates and advances are often increased for optional albums. Many of our contracts contain a commitment from the record label to fund video production costs, at least a portion of which is generally an advance recoupable from future royalties.

Our established artists’ contracts generally provide for greater advances and higher royalty rates. Typically, established artists’ contracts entitle us to fewer albums, and, of those, fewer are optional albums. In contrast to new artists’ contracts, which typically give us ownership in the artist’s work for the full term of copyright, some established artists’ contracts provide us with an exclusive license for some fixed period of time. It is not unusual for us to renegotiate contract terms with a successful artist during a term of an existing agreement, sometimes in return for an increase in the number of albums that the artist is required to deliver.

We are also continuing to transition to other forms of business models with recording artists to adapt to changing industry conditions. The vast majority of the recording agreements we currently enter into are expanded-rights deals, in which we share in the touring, merchandising, sponsorship/endorsement, fan club or other non-traditional music revenues associated with those artists.

Marketing and Promotion

WEA Corp., ADA and Word market and sell our recorded music product in the U.S. Our approach to marketing and promoting our artists and their recordings is comprehensive. Our goal is to maximize the likelihood of success for new releases as well as stimulate the success of previous releases. We seek to maximize the value of each artist and release, and to help our artists develop an image that maximizes appeal to consumers.

We work to raise the profile of our artists, through an integrated marketing approach that covers all aspects of their interactions with music consumers. These activities include helping the artist develop creatively in each album release, setting strategic release dates and choosing radio singles, creating concepts for videos that are complementary to the artists’ work and coordinating promotion of albums to radio and television outlets. For example, we have partnered with MTV Music Group to give MTV Networks exclusive rights to sell ad inventory around our music video content in the U.S. across MTV Music Group’s digital properties and mobile services, as well as on our artist sites and third-party affiliate sites. Through the partnership, our artists are able to promote their music through MTV Music Group’s content channels (MTV Networks, VH1 etc.) including on the network’s Unplugged series, VH1’s Behind the Music and CMT’s Crossroads. We also continue to experiment with ways to promote our artists through digital channels with initiatives such as windowing of content and creating product bundles by combining our existing album assets with other assets, such as bonus tracks and music videos. Digital distribution channels create greater marketing flexibility that can be more cost effective. For example, direct marketing is possible through access to consumers via websites and pre-release activity can be customized. When possible, we seek to add an additional personal component to our promotional efforts by facilitating television and radio coverage or live appearances for our key artists. Our corporate, label and artist websites provide additional marketing venues for our artists.

In further preparation for and subsequent to the release of an album, we coordinate and execute a marketing plan that addresses specific digital and physical retail strategies to promote the album. Aspects of these promotions include in-store appearances, advertising, displays and placement in album listening stations. These activities are overseen by our label marketing staffs to ensure that maximum visibility is achieved for the artist and the release.

Our approach to the marketing and promotion of recorded music is carefully coordinated to create the greatest sales momentum, while maintaining financial discipline. We have significant experience in our marketing and promotion departments, which we believe allows us to achieve an optimal balance between our marketing expenditure and the eventual sales of our artists’ recordings. We use a budget-based approach to plan marketing and promotions, and we monitor all expenditures related to each release to ensure compliance with the agreed-upon budget. These planning processes are evaluated based on updated artist retail sales reports and radio airplay data, so that a promotion plan can be quickly adjusted if necessary.

While marketing efforts extend to our catalog albums, most of the expenditure is directed toward new releases. Rhino specializes in marketing our catalog through compilations and reissues of previously released music and video titles, licensing tracks to third parties for various uses and coordinating film and television soundtrack opportunities with third-party film and television producers and studios.

Manufacturing, Packaging and Physical Distribution

Cinram International Inc. (collectively, with its affiliates and subsidiaries, “Cinram”) is currently our primary supplier of manufacturing, packaging and physical distribution services in the U.S., Canada and most of Europe. We believe that the pricing terms of our Cinram agreements reflect market rates. Pursuant to the terms of our agreement with Cinram, we have the option to use third-party vendors for up to a certain percentage of the volume provided to us during the 2010 calendar year by Cinram (and up to a higher percentage upon the occurrence of certain events). We also have arrangements with other suppliers and distributors as part of our manufacturing, packaging and physical distribution network throughout the rest of the world.

Sales

We generate sales from the new releases of current artists and our catalog of recordings. In addition, we actively repackage music from our catalog to form new compilations. Most of our sales are currently generated through the CD format, although we also sell our music through both historical formats, such as cassettes and vinyl albums, and newer digital formats.

Most of our physical sales represent purchases by a wholesale or retail distributor. Our return policies are in accordance with wholesale and retailer requirements, applicable laws and regulations, territory- and customer-specific negotiations, and industry practice. We attempt to minimize the return of unsold product by working with retailers to manage inventory and SKU counts as well as monitoring shipments and sell-through data.

We sell our physical recorded music products through a variety of different retail and wholesale outlets including music specialty stores, general entertainment specialty stores, supermarkets, mass merchants and discounters, independent retailers and other traditional retailers. Although some of our retailers are specialized, many of our customers offer a substantial range of products other than music.

The digital sales channel—both online and mobile—has become an increasingly important sales channel. Online sales include sales of traditional physical formats through both the online distribution arms of traditional retailers such as fye.com and walmart.com and traditional online physical retailers such as Amazon.com, bestbuy.com and barnesandnoble.com. In addition, there has been a proliferation of legitimate online sites, which sell digital music on a per-album or per-track basis or offer subscription and streaming services. Several carriers also offer their subscribers the ability to download music on mobile devices. We currently partner with a broad range of online and mobile providers, such as iTunes, Napster, MOG, Rdio, Rhapsody, MTV, Nokia, Spotify, Sprint, T-Mobile, Verizon Wireless, Orange, Vodafone, eMusic, Virgin Mobile, China Mobile, YouTube and MySpace Music, and are actively seeking to develop and grow our digital business. In digital formats, per-unit costs related directly to physical products such as manufacturing, distribution, inventory and return costs do not apply. While there are some digital-specific variable costs and infrastructure investments needed to produce, market and sell digital products, it is reasonable to expect that we will generally derive a higher contribution margin from digital sales than physical sales.

Our agreements with online and mobile service providers generally last one to two years. We believe that the short-term nature of our contracts enables us to maintain the flexibility that we need given the infancy of the digital business models.

We enter into agreements with digital service providers to make our masters available for sale in digital formats (e.g., digital downloads, mobile ringtones, etc.). We then provide digital assets for our masters to digital service providers in saleable form. Our agreements with digital service providers establish our fees for the sale of our product, which vary based on the type of product being sold. We typically receive sales accounting reports from digital service providers on a monthly basis, detailing the sales activity, with payments rendered on a monthly or quarterly basis.

Our business has historically been seasonal. In the recorded music business, purchases have historically been heavily weighted towards the last three months of the calendar year. However, since the emergence of digital sales, we have noted our business is becoming less seasonal in nature and driven more by the timing of our releases. As digital revenue increases as a percentage of our total revenue, this may continue to affect the overall seasonality of our business. For example, sales of MP3 players or gift cards to purchase digital music sold in the holiday season tend to result in sales of digital music in subsequent periods. However, seasonality with respect to the sale of music in new formats, such as digital, is still developing.

Music Publishing (19% of consolidated revenues, before intersegment eliminations, for the twelve months ended September 30, 2011 and 18% of consolidated revenues, before intersegment eliminations, in each of fiscal years ended September 30, 2010 and September 30, 2009)

Where recorded music is focused on exploiting a particular recording of a song, music publishing is an intellectual property business focused on the exploitation of the song itself. In return for promoting, placing, marketing and administering the creative output of a songwriter, or engaging in those activities for other rightsholders, our music publishing business garners a share of the revenues generated from use of the song.

Our music publishing operations include Warner/Chappell, our global music publishing company headquartered in New York with operations in over 50 countries through various subsidiaries, affiliates and non-affiliated licensees. We own or control rights to more than one million musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over decades, our award-winning catalog includes over 65,000 songwriters and composers and a diverse range of genres including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative, gospel and other Christian music. In January 2011, we acquired Southside Independent Music Publishing, a leading independent music publishing catalog, further adding to Warner/Chappell’s catalog. Warner/Chappell also administers the music and soundtracks of several third-party television and film producers and studios, including Lucasfilm, Ltd., Hallmark Entertainment, Disney Music Publishing and Turner Music Publishing. In 2007, we entered the production music library business with the acquisition of Non-Stop Music. We have subsequently continued to expand our production music operations with the acquisitions of Groove Addicts Production Music Library and Carlin Recorded Music Library in 2010 and 615 Music in 2011.

Music Publishing Portfolio

Representative Songwriters

Michelle Branch	James Otto	T.I.
Michael Bublé	Johnny Mercer	Timbaland
Eric Clapton	George Michael	Van Halen
Bryan-Michael Cox	Van Morrison	Kurt Weill
Dido	Muse	Barry White
Dream	Tim Nichols	John Williams
Kenneth Gamble and Leon Huff	Nickelback	Lucinda Williams
George and Ira Gershwin	Harry Nilsson	Rob Zombie
Green Day	Paramore
Dave Grohl	Katy Perry
Don Henley	Plain White T’s
Michael Jackson	Cole Porter
Claude Kelly	Radiohead
Lady Antebellum	The Ramones
Led Zeppelin	R.E.M.
Lil Wayne	Damien Rice
Little Big Town	Alejandro Sanz
Madonna	Stephen Sondheim
Maná	Staind

Representative Songs

1950s and Prior	1960s	1970s
Summertime	People	Behind Closed Doors
Happy Birthday To You	I Only Want To Be With You	Ain’t No Stopping Us Now
Night And Day	When A Man Loves A Woman	For The Love Of Money
The Lady Is A Tramp	I Got A Woman	A Horse With No Name
Too Marvelous For Words	People Get Ready	Moondance
Dancing In The Dark	Love Is Blue	Peaceful Easy Feeling
Winter Wonderland	For What It’s Worth	Layla
Ain’t She Sweet	This Magic Moment	Staying Alive
Frosty The Snowman	Save The Last Dance For Me	Star Wars Theme
When I Fall In Love	Viva Las Vegas	Killing Me Softly
Misty	Walk On By	Stairway To Heaven
The Party’s Over	Build Me Up Buttercup	Hot Stuff
On The Street Where You Live	Everyday People	Superfly
Blueberry Hill	Whole Lotta Love	Listen To The Music
Makin’ Whoopee
Dream A Little Dream Of Me
It Had To Be You
You Go To My Head
As Times Go By
Rhapsody In Blue
Jingle Bell Rock

1980s	1990s	2000 and After
Eye Of The Tiger	Creep	It’s Been Awhile
Slow Hand	Macarena	Photograph
The Wind Beneath My Wings	Sunny Came Home	Complicated
Endless Love	Amazed	U Got It Bad
Morning Train	This Kiss	Crazy In Love
Beat It	Believe	Cry Me A River
Jump	Smooth	White Flag
We Are the World	Livin’ La Vida Loca	Dilemma
Indiana Jones Theme	Losing My Religion	Work It
Celebration	Gonna Make You Sweat	Miss You
Like A Prayer	All Star	Burn
Flashdance		American Idiot
Save A Horse (Ride A Cowboy)
We Belong Together
Promiscuous
Crazy
Gold Digger
Hey There Delilah
Sexy Back
Whatever You Like
I Kissed A Girl
All Summer Long
Gotta Be Somebody
Single Ladies
Blame It
Touch My Body
Rockstar
Misery Business
4 Minutes
Home
Let It Rock
Circus
Take Me There

Music Publishing Royalties

Warner/Chappell, as a copyright owner and/or administrator of copyrighted musical compositions, is entitled to receive royalties for the exploitation of musical compositions. We continually add new musical compositions to our catalog, and seek to acquire rights in songs that will generate substantial revenue over long periods of time.

Music publishers generally receive royalties pursuant to mechanical, public performance, synchronization and other licenses. In the U.S., music publishers collect and administer mechanical royalties, and statutory rates are established by the U.S. Copyright Act of 1976, as amended, for the royalty rates applicable to musical compositions for sales of recordings embodying those musical compositions. In the U.S., public performance royalties are typically administered and collected by performing rights organizations and in most countries outside the U.S., collection, administration and allocation of both mechanical and performance income are undertaken and regulated by governmental or quasi-governmental authorities. Throughout the world, each synchronization license is generally subject to negotiation with a prospective licensee and, by contract, music publishers pay a contractually required percentage of synchronization income to the songwriters or their heirs and to any co-publishers.

Warner/Chappell acquires copyrights or portions of copyrights and/or administration rights from songwriters or other third-party holders of rights in compositions. Typically, in either case, the grantor of rights retains a right to receive a percentage of revenues collected by Warner/Chappell. As an owner and/or administrator of compositions, we promote the use of those compositions by others. For example, we encourage recording artists to record and include our songs on their albums, offer opportunities to include our compositions in filmed entertainment, advertisements and digital media and advocate for the use of our compositions in live stage productions. Examples of music uses that generate publishing revenues include:

Mechanical: sale of recorded music in various physical formats

•	Physical recordings (e.g., CDs and DVDs)

Performance: performance of the song to the general public

•	Broadcast of music on television, radio, cable and satellite

•	Live performance at a concert or other venue (e.g., arena concerts, nightclubs)

•	Broadcast of music at sporting events, restaurants or bars

•	Performance of music in staged theatrical productions

Synchronization: use of the song in combination with visual images

•	Films or television programs

•	Television commercials

•	Videogames

•	Merchandising, toys or novelty items

Digital:

•	Internet and mobile downloads

•	Mobile ringtones

•	Online and mobile streaming

Other:

•	Licensing of copyrights for use in sheet music

Composers’ and Lyricists’ Contracts

Warner/Chappell derives its rights through contracts with composers and lyricists (songwriters) or their heirs, and with third-party music publishers. In some instances, those contracts grant either 100% or some lesser percentage of copyright ownership in musical compositions and/or administration rights. In other instances, those contracts only convey to Warner/Chappell rights to administer musical compositions for a period of time without conveying a copyright ownership interest. Our contracts grant us exclusive exploitation rights in the territories concerned excepting any pre-existing arrangements. Many of our contracts grant us rights on a worldwide basis. Contracts typically cover the entire work product of the writer or composer for the duration of the contract. As a result, Warner/Chappell customarily possesses administration rights for every musical composition created by the writer or composer during the duration of the contract.

While the duration of the contract may vary, many of our contracts grant us ownership and/or administration rights for the duration of copyright. See “Intellectual Property-Copyrights”. U.S. copyright law permits authors or their estates to terminate an assignment or license of copyright (for the U.S. only) after a set period of time.

Marketing and Promotion

We actively seek, develop and maintain relationships with songwriters. We actively market our copyrights to licensees such as recorded music companies (including our Recorded Music business), filmed entertainment, television and other media companies, advertising and media agencies, event planners and organizers, computer and video game companies and other multimedia producers. We also market our musical compositions for use in live stage productions and merchandising. In addition, we actively seek new and emerging outlets for the exploitation of songs such as ringtones for mobile phones, new wireless and online uses and webcasting.

Competition

In both Recorded Music and Music Publishing we compete based on price (to retailers in recorded music and to various end users in music publishing), on marketing and promotion (including both how we allocate our marketing and promotion resources as well as how much we spend on a dollar basis) and on artist signings. We believe we currently compete favorably in these areas.

Our Recorded Music business is also dependent on technological development, including access to, selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. In recent years, due to the growth in piracy, we have been forced to compete with illegal channels such as unauthorized, online, peer-to-peer filesharing and CD-R activity. See “Industry Overview—Recorded Music—Piracy.” Additionally, we compete, to a lesser extent, for disposable consumer income with alternative forms of entertainment, content and leisure activities, such as cable and satellite television, pre-recorded films on DVD, the Internet, computers, mobile applications and videogames.

The recorded music industry is highly competitive based on consumer preferences, and is rapidly changing. At its core, the recorded music business relies on the exploitation of artistic talent. As such, competitive strength is predicated upon the ability to continually develop and market new artists whose work gains commercial acceptance. According to Music and Copyright, in 2010, the four largest major record companies were Universal, Sony Music Entertainment (“Sony”), WMG and EMI Music (“EMI”), which collectively accounted for approximately 77% of worldwide recorded music sales. There are many mid-sized and smaller players in the industry that accounted for the remaining 23%, including independent music companies. Universal was the market leader with a 29% worldwide market share in 2010, followed by Sony with a 23% share. WMG and EMI held a 15% and 11% share of worldwide recorded music sales, respectively.

The music publishing business is also highly competitive. The top four music publishers collectively account for approximately 69% of the market. Based on Music & Copyright’s most recent estimates published in March 2011, Universal Music Publishing Group, having acquired BMG Music Publishing Group in 2007, was the market leader in music publishing in 2010, holding a 23% global share. EMI Music Publishing was the second largest music publisher with a 20% share, followed by WMG (Warner/Chappell) at 14% and Sony/ATV Music Publishing LLC (“Sony/ATV”) at 13%. Independent music publishers represent the balance of the market, as well as many individual songwriters who publish their own works.

In November 2011, Universal announced it had signed an agreement to acquire EMI’s recorded music division and a group including Sony Corporation of America (an affiliate of Sony/ATV) announced they had signed an agreement to acquire EMI Music Publishing. Both transactions remain subject to a number of conditions, including regulatory approvals. The sale of EMI’s recorded music business may affect the competitive landscape and relative market share of the major record companies going forward. The sale of EMI Music Publishing may affect the competitive landscape and relative market share of the major music publishers going forward.

Intellectual Property

Copyrights

Our business, like that of other companies involved in music publishing and recorded music, rests on our ability to maintain rights in musical works and recordings through copyright protection. In the U.S., copyright protection for works created as “works made for hire” (e.g., works of employees or certain specially commissioned works) after January 1, 1978 generally lasts for 95 years from first publication or 120 years from creation, whichever expires first. The period of copyright protection for works created on or after January 1, 1978 that are not “works made for hire” lasts for the life of the author plus 70 years. Works created and published or registered in the U.S. prior to January 1, 1978 generally enjoy a total copyright life of 95 years, subject to compliance with certain statutory provisions including notice and renewal. In the U.S., sound recordings created prior to February 15, 1972 are not subject to federal copyright protection but are protected by common law rights or state statutes, where applicable. The term of copyright in the European Union (“E.U.”) for musical compositions in all member states lasts for the life of the author plus 70 years. In the E.U., the term of copyright for sound recordings currently lasts for 50 years from the date of release. However, by November 1, 2013, member states of the E.U. are to have extended the term of copyright for sound recordings to 70 years from the date of release in the case of any recording still protected on October 30, 2011. The E.U. also recently harmonized the copyright term for joint musical works by requiring E.U. member states to calculate the 70 year term for musical compositions with words from the date of death of the last surviving of the author of the lyrics and the composer of the musical composition provided that both contributions were specifically created for the respective song.

We are largely dependent on legislation in each territory to protect our rights against unauthorized reproduction, distribution, public performance or rental. In all territories where we operate, our products receive some degree of copyright protection, although the extent of effective protection varies widely. In a number of developing countries, the protection of copyright remains inadequate.

The potential growth of new delivery technologies, such as digital broadcasting, the Internet and entertainment-on-demand has focused attention on the need for new legislation that will adequately protect the rights of producers. We actively lobby in favor of industry efforts to increase copyright protection and support the efforts of organizations such as the RIAA, IFPI and the World Intellectual Property Organization (“WIPO”).

Trademarks

We consider our trademarks to be valuable assets to our business. As such, we endeavor to register our major trademarks in every country where we believe the protection of these trademarks is important for our business. Our major trademarks include Atlantic, Elektra, Sire, Reprise, Rhino, WEA and Warner/Chappell. We also use certain trademarks pursuant to royalty-free license agreements. Of these, the duration of the license relating to the WARNER and WARNER MUSIC marks and “W” logo is perpetual. The duration of the license relating to the WARNER BROS. RECORDS mark and WB & Shield designs is fifteen years from February 29, 2004. Each of the licenses may be terminated under certain limited circumstances, which may include material breaches of the agreement, certain events of insolvency, and certain change of control events if we were to become controlled by a major filmed entertainment company. We actively monitor and protect against activities that might infringe, dilute, or otherwise harm our trademarks.

Joint Ventures

We have entered into joint venture arrangements pursuant to which we or our various subsidiary companies manufacture, distribute and market (in most cases, domestically and internationally) recordings owned by the joint ventures. An example of this arrangement is Frank Sinatra Enterprises, a joint venture established to administer licenses for use of Frank Sinatra’s name and likeness and manage all aspects of his music, film and stage content.

Employees

As of September 30, 2011, we employed approximately 3,700 persons worldwide, including temporary and part-time employees. None of our employees in the U.S. is subject to a collective bargaining agreement, although certain employees in our non-domestic companies are covered by national labor agreements. We believe that our relationship with our employees is good.

Financial Information About Segments and Foreign and Domestic Operations

Financial and other information by segment, and relating to foreign and domestic operations, for each of the last three fiscal years is set forth in Note 15 to the Consolidated Audited Financial Statements.

INDUSTRY OVERVIEW

Recorded Music

Recorded music is one of the primary mediums of entertainment for consumers worldwide and in calendar 2010, according to IFPI, generated $23.4 billion in retail value of sales. Over time, major recorded music companies have built significant recorded music catalogs, which are long-lived assets that are exploited year after year. The sale of catalog material is typically more profitable than that of new releases, given lower development costs and more limited marketing costs. Through the end of calendar Q3 2011 (i.e., week ending October 2, 2011), according to SoundScan, 47% of all calendar year-to-date U.S. album unit sales were from recordings more than 18 months old, with 37% from recordings more than three years old.

According to IFPI, the top five territories (the U.S., Japan, Germany, the U.K. and France) accounted for 74% of the related sales in the recorded music market in calendar year 2010. The U.S., which is the most significant exporter of music, is also the largest territory for recorded music sales, constituting 29% of total calendar year 2010 recorded music sales on a retail basis. The U.S. and Japan are largely local music markets, with 93% and 81% of their calendar year 2010 physical music sales consisting of domestic repertoire, respectively. In contrast, markets like the U.K. have higher percentages of international sales, with domestic repertoire in that territory constituting only 38% of sales.

There has been a major shift in distribution of recorded music from specialty shops towards mass-market and online retailers. According to RIAA, record stores’ share of U.S. music sales declined from 45% in calendar year 1999 to 30% in calendar year 2008, and according to the market research firm NPD, record/entertainment/ electronics stores’ share of U.S. music sales totaled 18% in 2009. Over the course of the last decade, U.S. mass-market and other stores’ share grew from 38% in calendar 1999 to 54% in calendar year 2004, and with the subsequent growth of sales via online channels since that time, their share contracted to 28% in calendar year 2008 and remained so in 2009. In recent years, online sales of physical product as well as digital downloads have grown to represent an increasing share of U.S. sales and combined they accounted for 48% of music sales in calendar year 2009. In terms of genre, rock remains the most popular style of music in the U.S., representing 35% of 2009 U.S. unit sales, although genres such as rap/hip-hop, R&B, country and Latin music are also popular.

According to RIAA, from calendar years 1990 to 1999, the U.S. recorded music industry grew at a compound annual growth rate of 7.6%. This growth, largely paralleled around the world, was driven by demand for music, the replacement of vinyl LPs and cassettes with CDs, price increases and strong economic growth. The industry began experiencing negative growth rates in calendar year 1999, on a global basis, primarily driven by an increase in digital piracy. Other drivers of this decline were and are the overall recessionary economic environment, bankruptcies of record retailers and wholesalers, growing competition for consumer discretionary spending and retail shelf space and the maturation of the CD format, which has slowed the historical growth pattern of recorded music sales. Since that time, annual dollar sales of physical music product in the U.S. are estimated to have declined at a compound annual growth rate of 12%, although there was a 2.5% year-over-year increase recorded in 2004. In calendar year 2010, the physical business experienced a 20% year-over-year decline on a value basis. Performance in calendar year 2011 thus far has been somewhat more encouraging, although it remains to be seen if this can be sustained. According to SoundScan, through the end of calendar Q3 2011 (i.e., week ending October 2, 2011), calendar year-to-date U.S. recorded music album unit sales (excluding sales of digital tracks) were up 3% year-over-year. According to SoundScan, adding digital track sales to the unit album totals based on SoundScan’s standard ten-tracks-per-album equivalent, the U.S. music industry was up 5% in overall album unit sales calendar year-to-date through Q3 2011. Year-to-date 2011 performance notwithstanding, the overall declining trend that has been experienced in the U.S. has also been witnessed in international markets, with the extent of declines driven primarily by differing penetration levels of piracy-enabling technologies, such as broadband access and CD-R technology, and economic conditions.

Notwithstanding these factors, we believe that music industry results could improve based on the continued mobilization of the industry as a whole against piracy and the development of legitimate digital distribution channels.

Piracy

One of the industry’s biggest challenges is combating piracy. Music piracy exists in two primary forms: digital (which includes illegal downloading and CD-R piracy) and industrial:

•

Digital piracy has grown dramatically, enabled by the increasing penetration of broadband Internet access and the ubiquity of powerful microprocessors, fast optical drives (particularly with writable media, such as CD-R) and large inexpensive disk storage in personal computers. The combination of these technologies has allowed consumers to easily, flawlessly and almost instantaneously make high-quality copies of music using a home computer by “ripping” or converting musical content from CDs into digital files, stored on local disks. These digital files can then be distributed for free over the Internet through anonymous peer-to-peer file sharing networks such as BitTorrent and Frostwire (“illegal downloading”). Alternatively, these files can be burned onto multiple CDs for physical distribution (“CD-R piracy”). IFPI estimates that 40 billion songs were illegally downloaded in 2008.

•

Industrial piracy (also called counterfeiting or physical piracy) involves mass production of illegal CDs and cassettes in factories. This form of piracy is largely concentrated in developing regions, and has existed for more than two decades. The sale of legitimate recorded music in these developing territories is limited by the dominance of pirated products, which are sold at substantially lower prices than legitimate products. The International Intellectual Property Alliance (IIPA) estimates that U.S. trade losses due to physical piracy of records and music in 39 key countries/territories around the world with copyright protection and/or enforcement deficiencies totaled $1.5 billion in 2009. The IIPA also believes that piracy of records and music is most prevalent in territories such as Indonesia, China, the Philippines, Mexico, India and Argentina, where piracy levels are at 60% or above.

In 2003, the industry launched an intensive campaign to limit piracy that focused on four key initiatives:

•

Technological: The technological measures against piracy are geared towards degrading the illegal filesharing process and tracking providers and consumers of pirated music. These measures include spoofing, watermarking, copy protection, the use of automated webcrawlers and access restrictions.

•

Educational: Led by RIAA and IFPI, the industry has launched an aggressive campaign of consumer education designed to spread awareness of the illegality of various forms of piracy through aggressive print and television advertisements. These efforts have yielded positive results in impacting consumer behaviors and attitudes with regard to filesharing of music. A survey conducted by The NPD Group, a market research firm, in December 2010 showed that about one out of ten U.S. Internet users aged 13 or older who stopped or decreased their usage of filesharing services for music in the year covered by the survey did so because they were concerned about being sued and/or the legality of such services, or because they felt it was wrong to download music from such services. A separate survey conducted by NPD in September 2010 found that half of U.S. consumers aged 13 or older felt that music sales had declined because of people using filesharing services to obtain music, and 38% agreed that stopping people from freely sharing copyrighted music files through a filesharing network is the honest and fair thing to do.

•

Legal: In conjunction with its educational efforts, the industry has taken aggressive legal action against file-sharers and is continuing to fight industrial pirates. These actions include civil lawsuits in the U.S. and E.U. against individual pirates, arrests of pirates in Japan and raids against filesharing services in Australia. U.S. lawsuits have largely targeted individuals who illegally share large quantities of music content. A number of court decisions, including the decisions in the cases involving Grokster and KaZaA, have held that one who distributes a device, such as P2P software, with the object of promoting its use to infringe copyright can be liable for the resulting acts of infringement by third parties using the device regardless of the lawful uses of the device. In May 2011, the major record companies reached a global out-of-court settlement of copyright litigation against Limewire. Under the terms of the settlement, the Limewire defendants agreed to pay compensation to record companies that brought the action, including us.

•

Development of online and mobile alternatives: We believe that the development and success of legitimate digital music channels will be an important driver of recorded music sales and monetization going forward, as they represent both an incremental revenue stream and a potential inhibitor of piracy. The music industry has been encouraged by the proliferation and early success of legitimate digital music distribution options. We believe that these legitimate online distribution channels offer several advantages to illegal peer-to-peer networks, including greater ease of use, higher quality and more consistent music product, faster downloading and streaming, better search and discovery capabilities and seamless integration with portable digital music players. Legitimate online download stores and subscription music services began to be established between early 2002 and April 2003 beginning with the launch of Rhapsody in late 2001 and continuing through the launch of Apple’s iTunes music store in April 2003. Since then, many others (both large and small) have launched download, subscription, and ad-supported music services, offering a variety of models, including per-track pricing, per-album pricing and monthly subscriptions. According to IFPI in their “Digital Music Report 2011” publication, there are more than 400 legal digital music services providing alternatives to illegal filesharing in markets around the world. The mobile music business is also significant, with mobile music revenues delivering nearly $1.4 billion in trade value worldwide in 2010, according to IFPI data. While revenues from ringtones initially drove the mobile music business, new mobile phones equipped with new capabilities are increasingly offering the capability for full-track downloads and streaming audio and video. These categories are accounting for a greater share of mobile music revenues while further expanding legitimate options.

These efforts are incremental to the long-standing push by organizations such as RIAA and IFPI to curb industrial piracy around the world. In addition to these actions, the music industry is increasingly coordinating with other similarly impacted industries (such as software and filmed entertainment) to combat piracy.

We believe these actions have had a positive effect. A survey conducted by NPD in December 2009 showed that 38% of U.S. Internet users aged 13 or older who downloaded music from a filesharing service at any point in the past two years stopped or decreased their usage of such filesharing services in the year covered by the survey.

Internationally, several recent governmental initiatives should also be helpful to the music industry and measures are being adopted in an increasing number of countries to achieve better ISP cooperation. In 2009, France enacted “graduated response” legislation pursuant to which repeat copyright infringers could have their Internet connections revoked and be subject to criminal penalties. Chile, Denmark, Hong Kong, South Korea and Taiwan have also passed or introduced legislation to adopt graduated response laws. In July 2011, an agreement was reached between music and film rightholders and most major U.S. ISPs to establish a voluntary graduated response program. In addition the Digital Economy Act was passed into law in the UK in April 2010. The Act places obligations on UK ISPs to send notifications to subscribers who infringe copyright. It also contains provisions for the Secretary of State to require ISPs to impose technical measures on infringing subscribers, which could include account suspension. In April 2009, Sweden implemented the Intellectual Property Rights Enforcement Directive, which was intended to ensure, among other things, the ability to effectively enforce copyright and other civil remedies. There is evidence to suggest that this is having a positive effect in reducing unlawful filesharing on the Internet in Sweden. Similar legislation has also recently been enacted in New Zealand in September 2011. Solutions to online piracy and making progress towards meaningful ISP cooperation against online piracy are also being adopted or pursued through government-sponsored negotiations of codes of practice or cross-industry agreements and remedies arising out of litigation, such as obtaining injunctions requiring ISPs to block access to infringing sites. We believe these actions, as well as other actions also currently being taken in many countries around the world, represent a positive trend internationally and a recognition by governments around the world that urgent action is required to reduce online piracy and in particular unlawful filesharing because of the harm caused to the creative industries. While these government actions have not come without some controversy abroad, we continue to lobby for legislative change through music industry bodies and trade associations in jurisdictions where enforcement of copyright in the context of online piracy remains problematic due to existing local laws or prior court decisions.

In the U.S., in May 2011, a bill, the PROTECT IP Act, was introduced in the U.S. Senate that would enable the Attorney General to file civil actions against non-U.S. websites dedicated to infringing activity, and enable rightsholders to obtain injunctions against both non-U.S. and U.S. sites. A similar bill, the Stop Online Piracy Act (SOPA), was introduced in the House of Representatives in October 2011. We believe all of these actions further the efforts of the music industry to reduce the level of illegal filesharing on the Internet, providing tools to help address illegal websites and prevent digital theft.

Music Publishing

Background

Music publishing involves the acquisition of rights to, and licensing of, musical compositions (as opposed to recordings) from songwriters, composers or other rightsholders. Music publishing revenues are derived from five main royalty sources: Mechanical, Performance, Synchronization, Digital and Other.

In the U.S., mechanical royalties are collected directly by music publishers from recorded music companies or via The Harry Fox Agency, a non-exclusive licensing agent affiliated with NMPA, while outside the U.S., collection societies generally perform this function. Once mechanical royalties reach the publisher (either directly from record companies or from collection societies), percentages of those royalties are paid to any co-owners of the copyright in the composition and to the writer(s) and composer(s) of the composition. Mechanical royalties are paid at a penny rate of 9.1 cents per song per unit in the U.S. for physical formats (e.g., CDs and vinyl albums) and permanent digital downloads (recordings in excess of five minutes attract a higher rate) and 24 cents for ringtones. There are also rates set for interactive streaming and non-permanent downloads based on a formula that takes into account revenues paid by consumers or advertisers with certain minimum royalties that may apply depending on the type of service. In some cases, “controlled composition” provisions contained in some recording agreements may apply to the rates mentioned above pursuant to which artist/songwriters license their rights to their record companies for as little as 75% of these rates. The foregoing rates are in effect through December 31, 2012. In most other territories, mechanical royalties are based on a percentage of wholesale price for physical product and based on a percentage of consumer price for digital products. In international markets, these rates are determined by multi-year collective bargaining agreements and rate tribunals.

Throughout the world, performance royalties are typically collected on behalf of publishers and songwriters by performance rights organizations and collection societies. Key performing rights organizations and collection societies include: The American Society of Composers, Authors and Publishers (ASCAP), SESAC and Broadcast Music, Inc. (BMI) in the U.S.; Mechanical-Copyright Protection Society and The Performing Right Society

(“MCPS/PRS”) in the U.K.; The German Copyright Society in Germany (“GEMA”) and the Japanese Society for Rights of Authors, Composers and Publishers in Japan (“JASRAC”). The societies pay a percentage (which is set in each country) of the performance royalties to the copyright owner(s) or administrators (i.e., the publisher(s)), and a percentage directly to the songwriter(s), of the composition. Thus, the publisher generally retains the performance royalties it receives other than any amounts attributable to co-publishers.

The music publishing market has proven to be more resilient than the recorded music market in recent years as revenue streams other than mechanical royalties are largely unaffected by piracy, and are benefiting from additional sources of income from digital exploitation of music in downloads and mobile ringtones. The worldwide professional music publishing market was estimated to have generated approximately $3.9 billion in revenues in 2010 according to figures contained in the March 23, 2011 issue of Music & Copyright. Trends in music publishing vary by royalty source:

•

Mechanical and Digital: Although the decline in the physical business has an impact on mechanical royalties, this decline has been partly offset by the regular and predictable statutory increases in the mechanical royalty rate in the U.S. in the past, the increasing efficiency of local collection societies worldwide and the growth of new revenue sources such as mobile ringtones and legitimate online and mobile downloads.

•	Performance: Continued growth in the performance royalties category is expected, largely driven by television advertising, live performance and online streaming and advertising royalties.

•

Synchronization: We believe synchronization revenues have experienced strong growth in recent years and will continue to do so, benefiting from the proliferation of media channels, a recovery in advertising, robust videogames sales and growing DVD film sales/rentals.

In addition, major publishers have the opportunity to generate significant value by the acquisition of small publishers by extracting cost savings (as acquired libraries can be administered with little or no incremental cost) and by increasing revenues through more aggressive marketing efforts.

ITEM 1A.	RISK FACTORS

In addition to the other information contained in this annual report on Form 10-K, certain risk factors should be considered carefully in evaluating our business. The risks and uncertainties described below may not be the only ones facing us. Additional risks and uncertainties that we do not currently know about or that we currently believe are immaterial may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer.

Risks Related to our Business

The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.

The industry began experiencing negative growth rates in 1999 on a global basis and the worldwide recorded music market has contracted considerably. Illegal downloading of music, CD-R piracy, industrial piracy, economic recession, bankruptcies of record wholesalers and retailers, and growing competition for consumer discretionary spending and retail shelf space may all be contributing to a declining recorded music industry. Additionally, the period of growth in recorded music sales driven by the introduction and penetration of the CD format has ended. While CD sales still generate most of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. However, new formats for selling recorded music product have been created, including the legal downloading of digital music and the distribution of music on mobile devices and revenue streams from these new channels have emerged. These new digital revenue streams are important as they are beginning to offset declines in physical sales and represent a growing area of our Recorded Music business. In addition, we are also taking steps to broaden our revenue mix into growing areas of the music business, including sponsorship, fan clubs, artist websites, merchandising, touring, ticketing and artist management. As our expansion into these new areas is recent, we cannot determine how our expansion into these new areas will impact our business. Despite the increase in digital sales, artist services revenues and expanded-rights revenues, revenues from these sources have yet to fully offset declining physical sales on a worldwide industry basis and it is too soon to determine the impact that sales of music through new channels might have on the industry or when the decline in physical sales might be offset by the increase in digital sales, artist services revenues and expanded-rights revenues. Accordingly, the recorded music industry performance may continue to negatively impact our operating results. While it is believed within the recorded music industry that growth in digital sales will re-establish a growth pattern for recorded music sales, the timing of the recovery cannot be established with accuracy nor can it be determined how these changes will affect individual markets. A declining recorded music industry is likely to lead to reduced levels of revenue and operating income generated by our Recorded Music business. Additionally, a declining recorded music industry is also likely to have a negative impact on our Music Publishing business, which generates a significant portion of its revenues from mechanical royalties attributable to the sale of music in CD and other physical recorded music formats.

There may be downward pressure on our pricing and our profit margins and reductions in shelf space.

There are a variety of factors that could cause us to reduce our prices and reduce our profit margins. They are, among others, price competition from the sale of motion pictures in Blu-Ray/DVD-Video format and videogames, the negotiating leverage of mass merchandisers, big-box retailers and distributors of digital music, the increased costs of doing business with mass merchandisers and big-box retailers as a result of complying with operating procedures that are unique to their needs and any changes in costs associated with new digital formats. In addition, we are currently dependent on a small number of leading online music stores, which allows them to significantly influence the prices we can charge in connection with the distribution of digital music. Over the course of the last decade, U.S. mass-market and other stores’ share of U.S. physical music sales has continued to grow. While we cannot predict how future competition will impact music retailers, as the music industry continues to transform it is possible that the share of music sales by mass-market retailers such as Wal-Mart and Target and online music stores such as Apple’s iTunes will continue to grow as a result of the decline of specialty music retailers, which could further increase their negotiating leverage. During the past several years, many specialty music retailers have gone out of business. The declining number of specialty music retailers may not only put pressure on profit margins, but could also impact catalog sales as mass-market retailers generally sell top chart albums only, with a limited range of back catalog. See “—We are substantially dependent on a limited number of online music stores, in particular Apple’s iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.”

Our prospects and financial results may be adversely affected if we fail to identify, sign and retain artists and songwriters and by the existence or absence of superstar releases and by local economic conditions in the countries in which we operate.

We are dependent on identifying, signing and retaining recording artists with long-term potential, whose debut albums are well received on release, whose subsequent albums are anticipated by consumers and whose music will continue to generate sales as part of our catalog for years to come. The competition among record companies for such talent is intense. Competition among record companies to sell records is also intense and the marketing expenditures necessary to compete have increased as well. We are also dependent on signing and retaining songwriters who will write the hit songs of today and the classics of tomorrow. Our competitive position is dependent on our continuing ability to attract and develop artists whose work can achieve a high degree of public acceptance. Our financial results may be adversely affected if we are unable to identify, sign and retain such artists under terms that are economically attractive to us. Our financial results may also be affected by the existence or absence of superstar artist releases during a particular period. Some music industry observers believe that the number of superstar acts with long-term appeal, both in terms of catalog sales and future releases, has declined in recent years. Additionally, our financial results are generally affected by the worldwide economic and retail environment, as well as the appeal of our Recorded Music catalog and our Music Publishing library.

We may have difficulty addressing the threats to our business associated with home copying and Internet downloading.

The combined effect of the decreasing cost of electronic and computer equipment and related technology such as CD burners and the conversion of music into digital formats have made it easier for consumers to obtain and create unauthorized copies of our recordings in the form of, for example, “burned” CDs and MP3 files. For example, about 95% of the music downloaded in 2008, or more than 40 billion files, were illegal and not paid for, according to the International Federation of the Phonographic Industry (“IFPI”) 2009 Digital Music Report. IFPI, citing data from third-party company Envisional, also reported in its Recording Industry in Numbers 2011 publication that 23.8% of global Internet traffic is infringing. In addition, while growth of music-enabled mobile consumers offers distinct opportunities for music companies such as ours, it also opens the market up to certain risks from behaviors such as “sideloading” of unauthorized content and illegitimate user-created ringtones. A substantial portion of our revenue comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to us. The impact of digital piracy on legitimate music sales is hard to quantify but we believe that illegal filesharing has a substantial negative impact on music sales. We are working to control this problem in a variety of ways including further litigation, by lobbying governments for new, stronger copyright protection laws and more stringent enforcement of current laws, through graduated response programs achieved through cooperation with ISPs and legislation being advanced or considered in many countries, through technological measures and by establishing legitimate new media business models. We cannot give any assurances that such measures will be effective. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor), if we are unsuccessful in our efforts to lobby governments to enact and enforce stronger legal penalties for copyright infringement or if we fail to develop effective means of protecting our intellectual property (whether copyrights or other rights such as patents, trademarks and trade secrets) or our entertainment-related products or services, our results of operations, financial position and prospects may suffer.

Organized industrial piracy may lead to decreased sales.

The global organized commercial pirate trade is a significant threat to content industries, including the music sector. A study by Frontier Economics cited by IFPI, estimates that digitally pirated music, movies and software is valued at $30 billion to $75 billion. In addition, an economic study conducted by Tera Consultants in Europe found that if left unabated, digital piracy could result in an estimated loss of 240 billion Euros in retail revenues for the creative industries—including music—in Europe over the period from 2008—2015. Unauthorized copies and piracy have contributed to the decrease in the volume of legitimate sales and put pressure on the price of legitimate sales. They have had, and may continue to have, an adverse effect on our business.

Legitimate channels for digital distribution of our creative content are a recent development, and their impact on our business is unclear and may be adverse.

We have positioned ourselves to take advantage of online and mobile technology as a sales distribution channel and believe that the continued development of legitimate channels for digital music distribution holds promise for us in the future. Digital revenue streams of all kinds are important to offset continued declining revenue from physical CD sales industry-wide over time. However, legitimate channels for digital distribution are a recent development and we cannot predict their impact on our business. In digital formats, certain costs associated with physical products such as manufacturing, distribution, inventory and return costs do not apply. Partially eroding that benefit are increases in mechanical copyright royalties payable to music publishers that only apply in the digital space. While there are some digital-specific variable costs and infrastructure investments necessary to produce, market and sell music in digital formats, we believe it is reasonable to expect that we will generally derive a higher contribution margin from digital sales than physical sales. However, we cannot be sure that we will generally continue to achieve higher margins from digital sales. Any legitimate digital distribution channel that does develop may result in lower or less profitable sales for us than comparable physical sales. In addition, the transition to greater sales through digital channels introduces uncertainty regarding the potential impact of the “unbundling” of the album on our business. It remains unclear how consumer behavior will continue to change when customers are faced with more opportunities to purchase only favorite tracks from a given album rather than the entire album. In addition, if piracy continues unabated and legitimate digital distribution channels fail to gain consumer acceptance, our results of operations could be harmed. Furthermore, as new distribution channels continue to develop, we may have to implement systems to process royalties on new revenue streams for potential future distribution channels that are not currently known. These new distribution channels could also result in increases in the number of transactions that we need to process. If we are not able to successfully expand our processing capability or introduce technology to allow us to determine and pay royalty amounts due on these new types of transactions in a timely manner, we may experience processing delays or reduced accuracy as we increase the volume of our digital sales, which could have a negative effect on our relationships with artists and brand identity.

We are substantially dependent on a limited number of online music stores, in particular Apple’s iTunes Music Store, for the online sale of our music recordings and they are able to significantly influence the pricing structure for online music stores.

We derive an increasing portion of our revenues from sales of music through digital distribution channels. We are currently dependent on a small number of leading online music stores that sell consumers digital music. Currently, the largest U.S. online music store, iTunes, typically charges U.S. consumers prices ranging from $0.69 to $1.29 per single-track download. We have limited ability to increase our wholesale prices to digital service providers for digital downloads as we believe Apple’s iTunes controls more than two-thirds of the legitimate digital music track download business in the U.S. If Apple’s iTunes were to adopt a lower pricing model or if there were structural change to other download pricing models, we may receive substantially less per download for our music, which could cause a material reduction in our revenues, unless it is offset by a corresponding increase in the number of downloads. Additionally, Apple’s iTunes and other online music stores at present accept and make available for sale all the recordings that we and other distributors deliver to them. However, if online stores in the future decide to limit the types or amount of music they will accept from music content owners like us, our revenues could be significantly reduced.

Our involvement in intellectual property litigation could adversely affect our business.

Our business is highly dependent upon intellectual property, an area that has encountered increased litigation in recent years. If we are alleged to infringe the intellectual property rights of a third party, any litigation to defend the claim could be costly and would divert the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any such litigation. If we were to lose a litigation relating to intellectual property, we could be forced to pay monetary damages and to cease the sale of certain products or the use of certain technology. Any of the foregoing may adversely affect our business.

Due to the nature of our business, our results of operations and cash flows may fluctuate significantly from period to period.

Our net sales, operating income and profitability, like those of other companies in the music business, are largely affected by the number and quality of albums that we release or that include musical compositions published by us, timing of our release schedule and, more importantly, the consumer demand for these releases. We also make advance payments to recording artists and songwriters, which impact our operating cash flows. The timing of album releases and advance payments is largely based on business and other considerations and is made without regard to the impact of the timing of the release on our financial results. We report results of operations quarterly and our results of operations and cash flows in any reporting period may be materially affected by the timing of releases and advance payments, which may result in significant fluctuations from period to period.

We may be unable to compete successfully in the highly competitive markets in which we operate and we may suffer reduced profits as a result.

The industries in which we operate are highly competitive, are subject to ongoing consolidation among major music companies, are based on consumer preferences and are rapidly changing. Additionally, they require substantial human and capital resources. We compete with other recorded music companies and music publishers to identify and sign new recording artists and songwriters who subsequently achieve long-term success and to renew agreements with established artists and songwriters. In addition, our competitors may from time to time reduce their prices in an effort to expand market share and introduce new services, or improve the quality of their products or services. We may lose business if we are unable to sign successful recording artists or songwriters or to match the prices or the quality of products and services, offered by our competitors. Our Recorded Music business competes not only with other recorded music companies, but also with the recorded music efforts of live events companies and recording artists who may choose to distribute their own works. Our Music Publishing business competes not only with other music publishing companies, but also with songwriters who publish their own works. Our Recorded Music business is to a large extent dependent on technological developments, including access to and selection and viability of new technologies, and is subject to potential pressure from competitors as a result of their technological developments. For example, our Recorded Music business may be further adversely affected by technological developments that facilitate the piracy of music, such as Internet peer-to-peer filesharing and CD-R activity, by an inability to enforce our intellectual property rights in digital environments and by a failure to develop successful business models applicable to a digital environment. The Recorded Music business also faces competition from other forms of entertainment and leisure activities, such as cable and satellite television, pre-recorded films on DVD, the Internet and computer and videogames.

We may be materially and adversely affected by the acquisition of EMI’s recorded music division by Universal and the acquisition of EMI Music Publishing by a group including Sony Corporation of America (an affiliate of Sony/ATV).

In November 2011, Vivendi and its subsidiary, Universal Music Group (UMG), announced that it had signed with Citigroup, Inc. (“Citi”) a definitive agreement to purchase EMI’s recorded music division. The proposed acquisition would combine the largest and the fourth-largest recorded music companies. The transaction is subject to certain closing conditions, including regulatory approvals.

Also in November 2011, an investor group comprised of Sony Corporation of America (an affiliate of Sony/ATV), in conjunction with the Estate of Michael Jackson, Mubadala Development Company PJSC, Jynwel Capital Limited, the Blackstone Group’s GSO Capital Partners LP and David Geffen announced that they had signed with Citi a definitive agreement to purchase EMI Music Publishing. The proposed acquisition would combine the second- and fourth-largest music publishers. The transaction is subject to certain closing conditions, including regulatory approvals.

Should these transactions close, we cannot predict what impact they might have on the competitive landscape of the industries in which we operate or on our results of operations.

Our business operations in some foreign countries subject us to trends, developments or other events which may affect us adversely.

We are a global company with strong local presences, which have become increasingly important as the popularity of music originating from a country’s own language and culture has increased in recent years. Our mix of national and international recording artists and songwriters provides a significant degree of diversification for our music portfolio. However, our creative content does not necessarily enjoy universal appeal. As a result, our results can be affected not only by general industry trends, but also by trends, developments or other events in individual countries, including:

•	limited legal protection and enforcement of intellectual property rights;

•	restrictions on the repatriation of capital;

•	fluctuations in interest and foreign exchange rates;

•	differences and unexpected changes in regulatory environment, including environmental, health and safety, local planning, zoning and labor laws, rules and regulations;

•

varying tax regimes which could adversely affect our results of operations or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by subsidiaries and joint ventures;

•	exposure to different legal standards and enforcement mechanisms and the associated cost of compliance;

•	difficulties in attracting and retaining qualified management and employees or rationalizing our workforce;

•	tariffs, duties, export controls and other trade barriers;

•	longer accounts receivable settlement cycles and difficulties in collecting accounts receivable;

•	recessionary trends, inflation and instability of the financial markets;

•	higher interest rates; and

•	political instability.

We may not be able to insure or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional costs. Furthermore, financing may not be available in countries with less than investment-grade sovereign credit ratings. As a result, it may be difficult to create or maintain profit-making operations in developing countries.

In addition, our results can be affected by trends, developments and other events in individual countries. There can be no assurance that in the future other country-specific trends, developments or other events will not have such a significant adverse effect on our business, results of operations or financial condition. Unfavorable conditions can depress sales in any given market and prompt promotional or other actions that affect our margins.

Our business may be adversely affected by competitive market conditions and we may not be able to execute our business strategy.

We intend to increase revenues and cash flow through a business strategy which requires us, among other things, to continue to maximize the value of our music assets, to significantly reduce costs to maximize flexibility and adjust to new realities of the market, to continue to act to contain digital piracy and to diversify our revenue streams into growing segments of the music business by entering into expanded-rights deals with recording artists and by operating our artist services businesses and to capitalize on digital distribution and emerging technologies.

Each of these initiatives requires sustained management focus, organization and coordination over significant periods of time. Each of these initiatives also requires success in building relationships with third parties and in anticipating and keeping up with technological developments and consumer preferences and may involve the implementation of new business models or distribution platforms. The results of our strategy and the success of our implementation of this strategy will not be known for some time in the future. If we are unable to implement our strategy successfully or properly react to changes in market conditions, our financial condition, results of operations and cash flows could be adversely affected.

Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.

Our success depends, in part, upon the continuing contributions of our executive officers. Although we have employment agreements with our executive officers, there is no guarantee that they will not leave. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects.

A significant portion of our Music Publishing revenues is subject to rate regulation either by government entities or by local third-party collection societies throughout the world and rates on other income streams may be set by arbitration proceedings, which may limit our profitability.

Mechanical royalties and performance royalties are the two largest sources of income to our Music Publishing business and mechanical royalties are a significant expense to our Recorded Music business. In the U.S., mechanical rates are set pursuant to an arbitration process under the U.S. Copyright Act unless rates are determined through voluntary industry negotiations and performance rates are set by performing rights societies and subject to challenge by performing rights licensees. Outside the U.S., mechanical and performance rates are typically negotiated on an industry-wide basis. The mechanical and performance rates set pursuant to such processes may adversely affect us by limiting our ability to increase the profitability of our Music Publishing business. If the mechanical rates are set too high it may also adversely affect us by limiting our ability to increase the profitability of our Recorded Music business. In addition, rates our Recorded Music business receives in the U.S. for, among other sources of income and potential income, webcasting and satellite radio are set by an arbitration process under the U.S. Copyright Act unless rates are determined through voluntary industry negotiations. It is important as sales shift from physical to diversified distribution channels that we receive fair value for all of the uses of our intellectual property as our business model now depends upon multiple revenue streams from multiple sources. If the rates for Recorded Music income sources that are established through legally prescribed rate-setting processes are set too low, it could have a material adverse impact on our Recorded Music business or our business prospects.

An impairment in the carrying value of goodwill or other intangible and long-lived assets could negatively affect our operating results and equity.

On September 30, 2011, we had $1.366 billion of goodwill and $102 million of indefinite-lived intangible assets. Financial Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and other (“ASC 350”) requires that we test these assets for impairment annually (or more frequently should indications of impairment arise) by estimating the fair value of each of our reporting units (calculated using a discounted cash flow method) and comparing that value to the reporting units’ carrying value. If the carrying value exceeds the fair value, there is a potential impairment and additional testing must be performed. In performing our annual tests and determining whether indications of impairment exist, we consider numerous factors including actual and projected operating results of each reporting unit, external market factors such as market prices for similar assets, the market capitalization of our stock, and trends in the music industry. As noted, the Merger was completed during the fourth quarter of fiscal year ended September 30, 2011 and resulted in all assets and liabilities being recognized at fair value as of July 20, 2011. This eliminated the need for the Company to perform a separate annual assessment of the recoverability of its goodwill and intangibles. No indicators of impairment were identified during the Predecessor period that required the Company to perform an interim assessment or recoverability test, nor were any identified during the Successor period. However, future events may occur that could adversely affect the estimated fair value of our reporting units. Such events may include, but are not limited to, strategic decisions made in response to changes in economic and competitive conditions and the impact of the economic environment on our operating results. Failure to achieve sufficient levels of cash flow at our reporting units could also result in impairment charges on goodwill and indefinite-lived intangible assets. If the value of the acquired goodwill or acquired indefinite-lived intangible assets is impaired, our operating results and shareholders’ equity could be adversely affected.

We also had $2.718 billion of definite-lived intangible assets as of September 30, 2011. FASB ASC Topic 360-10-35, (“ASC 360-10-35”) requires companies to review these assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If similar events occur as enumerated above such that we believe indicators of impairment are present, we would test for recoverability by comparing the carrying value of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset, which could result in an impairment charge. Any impairment charge recorded would negatively affect our operating results and shareholders’ equity.

Unfavorable currency exchange rate fluctuations could adversely affect our results of operations.

The reporting currency for our financial statements is the U.S. dollar. We have substantial assets, liabilities, revenues and costs denominated in currencies other than U.S. dollars. To prepare our consolidated financial statements, we must translate those assets, liabilities, revenues and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect the amount of these items in our consolidated financial statements, even if their value has not changed in their original currency. These translations could result in significant changes to our results of operations from period to period. Prior to intersegment eliminations, approximately 60% of our revenues related to operations in foreign territories for the twelve months ended September 30, 2011. From time to time, we enter into foreign exchange contracts to hedge the risk of unfavorable foreign currency exchange rate movements. As of September 30, 2011, we have hedged a portion of our material foreign currency exposures related to royalty payments remitted between our foreign affiliates and our U.S. affiliates through the end of the current fiscal year.

We may not have full control and ability to direct the operations we conduct through joint ventures.

We currently have interests in a number of joint ventures and may in the future enter into further joint ventures as a means of conducting our business. In addition, we structure certain of our relationships with recording artists and songwriters as joint ventures. We may not be able to fully control the operations and the assets of our joint ventures, and we may not be able to make major decisions or may not be able to take timely actions with respect to our joint ventures unless our joint venture partners agree.

The enactment of legislation limiting the terms by which an individual can be bound under a “personal services” contract could impair our ability to retain the services of key artists.

California Labor Code Section 2855 (“Section 2855”) limits the duration of time any individual can be bound under a contract for “personal services” to a maximum of seven years. In 1987, Subsection (b) was added, which provides a limited exception to Section 2855 for recording contracts, creating a damages remedy for record companies. Legislation was introduced in New York in 2009 to create a statute similar to Section 2855 to limit contracts between artists and record companies to a term of seven years which term may be reduced to three years if the artist was not represented in the negotiation and execution of such contracts by qualified counsel experienced with entertainment industry law and practices, potentially affecting the duration of artist contracts. There is no assurance that California will not introduce legislation in the future seeking to repeal Subsection (b). The repeal of Subsection (b) of Section 2855 and/or the passage of legislation similar to Section 2855 by other states could materially affect our results of operations and financial position.

We face a potential loss of catalog if it is determined that recording artists have a right to recapture rights in their recordings under the U.S. Copyright Act.

The U.S. Copyright Act provides authors (or their heirs) a right to terminate U.S. licenses or assignments of rights in their copyrighted works in certain circumstances. This right does not apply to works that are “works made for hire.” Since the effective date of U.S. federal copyright protection for sound recordings (February 15, 1972), virtually all of our agreements with recording artists provide that such recording artists render services under a work-made-for-hire relationship. A termination right exists under the U.S. Copyright Act for U.S. rights in musical compositions that are not “works made for hire.” If any of our commercially available sound recordings were determined not to be “works made for hire,” then the recording artists (or their heirs) could have the right to terminate the U.S. federal copyright rights they granted to us, generally during a five-year period starting at the end of 35 years from the date of release of a recording under a post-1977 license or assignment (or, in the case of a pre-1978 grant in a pre-1978 recording, generally during a five-year period starting at the end of 56 years from the date of copyright). A termination of U.S. federal copyright rights could have an adverse effect on our Recorded Music business. From time to time, authors (or their heirs) can terminate our U.S. rights in musical compositions. However, we believe the effect of those terminations is already reflected in the financial results of our Music Publishing business.

If we acquire, combine with or invest in other businesses, we will face certain risks inherent in such transactions.

We may pursue strategic transactions in the future, which could be difficult to implement, disrupt our business or change our business profile significantly.

We have in the past considered and will continue to, from time to time, consider opportunistic strategic transactions, which could involve acquisitions, combinations or dispositions of businesses or assets, or strategic alliances or joint ventures with companies engaged in businesses that are similar or complementary to ours. Any such strategic combination could be material. Any future strategic transaction could involve numerous risks, including:

•	potential disruption of our ongoing business and distraction of management;

•	potential loss of recording artists or songwriters from our rosters;

•	difficulty integrating the acquired businesses or segregating assets to be disposed of;

•	exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses we may acquire;

•	reputational or other damages to our business as a result of a failure to consummate such a transaction for, among other reasons, failure to gain anti-trust approval; and

•	changing our business profile in ways that could have unintended consequences.

If we enter into significant strategic transactions in the future, related accounting charges may affect our financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in our capital structure, including the incurrence of additional indebtedness. Conversely, any material disposition could reduce our indebtedness or require the amendment or refinancing of our outstanding indebtedness or a portion thereof. We may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures or enter into any business combination that they will be completed in a timely manner, that they will be structured or financed in a way that will enhance our creditworthiness or that they will meet our strategic objectives or otherwise be successful. We also may not be successful in implementing appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these transactions. Failure to effectively manage any of these transactions could result in material increases in costs or reductions in expected revenues, or both. In addition, if any new business in which we invest or which we attempt to develop does not progress as planned, we may not recover the funds and resources we have expended and this could have a negative impact on our businesses or our company as a whole.

We have outsourced our information technology infrastructure and certain finance and accounting functions and may outsource other back-office functions, which will make us more dependent upon third parties.

In an effort to make our information technology, or IT, more efficient and increase our IT capabilities and reduce potential disruptions, as well as generate cost savings, we signed a contract during fiscal year 2009 with a third-party service provider to outsource a significant portion of our IT infrastructure functions. This outsourcing initiative was a component of our ongoing strategy to monitor our costs and to seek additional cost savings. As a result, we rely on third parties to ensure that our IT needs are sufficiently met. This reliance subjects us to risks arising from the loss of control over IT processes, changes in pricing that may affect our operating results, and potentially, termination of provisions of these services by our supplier. In addition, in an effort to make our finance and accounting functions more efficient, as well as generate cost savings, we signed a contract during fiscal year 2009 with a third-party service provider to outsource certain finance and accounting functions. A failure of our service providers to perform services in a satisfactory manner may have a significant adverse effect on our business. We may outsource other back-office functions in the future, which would increase our reliance on third parties.

We have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future and our restructuring efforts may not be successful or generate expected cost savings.

The recorded music industry continues to undergo substantial change. These changes continue to have a substantial impact on our business. See “—The recorded music industry has been declining and may continue to decline, which may adversely affect our prospects and our results of operations.” Following the 2004 Acquisition, we implemented a broad restructuring plan in order to adapt our cost structure to the changing economics of the music industry. We continue to shift resources from our physical sales channels to efforts focused on digital distribution, emerging technologies and other new revenue streams. In addition, in order to help mitigate the effects of the recorded music transition, we continue our efforts to reduce overhead and manage our variable and fixed cost structure to minimize any impact. As of the completion of the Merger in July 2011, we have targeted cost-savings over the next nine fiscal quarters of $50 million to $65 million based on identified cost-savings initiatives and opportunities. There can be no assurances that these cost-savings will be achieved in full or at all.

We cannot be certain that we will not be required to implement further restructuring activities, make additions or other changes to our management or workforce based on other cost reduction measures or changes in the markets and industry in which we compete. Our inability to structure our operations based on evolving market conditions could impact our business. Restructuring activities can create unanticipated consequences and negative impacts on the business, and we cannot be sure that any future restructuring efforts will be successful or generate expected cost savings.

Access, which indirectly owns all of our outstanding capital stock following the consummation of the Merger, controls our company and may have conflicts of interest with the holders of our debt or us in the future. Access may also enter into, or cause us to enter into, strategic transactions that could change the nature or structure of our business, capital structure or credit profile.

Following the consummation of the Merger, Access indirectly owns all of our common stock, and the actions that Access undertakes as the sole ultimate shareholder may differ from or adversely affect the interests of debt holders. Because Access ultimately controls our voting shares and those of all of our subsidiaries, it has the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Access also has the power to direct us to engage in strategic transactions, with or involving other companies in our industry, including acquisitions, combinations or dispositions, and any such transaction could be material. Any such transaction would carry the risks set forth above under “—If we acquire, combine with or invest in other businesses, we will face certain risks inherent in such transactions.”

Additionally, Access is in the business of making investments in companies and is actively seeking to acquire interests in businesses that operate in our industry and may compete, directly or indirectly, with us. Access may also pursue acquisition opportunities that may be complementary to our business, which could have the effect of making such acquisition opportunities unavailable to us. Access could elect to cause us to enter into business combinations or other transactions with any business or businesses in our industry that Access may acquire or control, or we could become part of a group of companies organized under the ultimate common control of Access that may be operated in a manner different from the manner in which we have historically operated. Any such business combination transaction could require that we or such group of companies incur additional indebtedness, and could also require us or any acquired business to make divestitures of assets necessary or desirable to obtain regulatory approval for such transaction. The amounts of such additional indebtedness, and the size of any such divestitures, could be material. Access may also from time to time purchase outstanding indebtedness that we issued prior to, or in connection with, the Merger. Any purchase of such indebtedness may affect the value of, trading price or liquidity of such indebtedness.

Finally, because we do not have any securities listed on a securities exchange following the consummation of the Merger and the related transactions, we are not subject to certain of the corporate governance requirements of any securities exchange, including any requirement to have any independent directors.

Our reliance on one company as the primary supplier for the manufacturing, packaging and physical distribution of our products in the U.S. and Canada and part of Europe could have an adverse impact on our ability to meet our manufacturing, packaging and physical distribution requirements.

We have recently renewed our agreements with Cinram. On November 16, 2010, we entered into a series of new agreements with Cinram and its affiliates including an agreement with Cinram Manufacturing LLC (formerly Cinram Manufacturing Inc.), Cinram Distribution LLC and Cinram International Inc. for the U.S. and Canada and an agreement with Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited for certain territories within the European Union. We entered into certain amendments to the agreements in January 2011. Both new agreements, as amended, now expire on January 31, 2014. The terms of the new agreements, as amended, remain substantially the same as the terms of the original 2003 agreements, as amended, but now provide us with the option to use third-party vendors at any time to fulfill our requirements for up to a certain percentage of the volume provided to us during the 2010 calendar year by Cinram (and up to a higher percentage upon the occurrence of certain events). In addition, we have expanded termination rights. As Cinram continues to be our primary supplier of manufacturing and distribution services in the U.S., Canada and part of Europe, our continued ability to meet our manufacturing, packaging and physical distribution requirements in those territories depends largely on Cinram’s continued successful operation in accordance with the service level requirements mandated by us in our service agreements. If, for any reason, Cinram were to fail to meet contractually required service levels, or were unable to otherwise continue to provide services, we may have difficulty satisfying our commitments to our wholesale and retail customers in the short term until we more fully transitioned to an alternate provider, which could have an adverse impact on our revenues. In February 2011, Cinram announced the successful completion of a refinancing and recapitalization transaction. Any future inability of Cinram to continue to provide services due to financial distress, refinancing issues or otherwise could also require us to switch to substitute suppliers of these services for more services than currently planned. Even though our agreements with Cinram give us a right to terminate based upon failure to meet mandated service levels and now also permit us to use third-party vendors for a portion of our service requirements, and although there are several capable substitute suppliers, it might be costly for us to switch to substitute suppliers for any such services, particularly in the short term, and the delay and transition time associated with finding substitute suppliers could also have an adverse impact on our revenues.

Risks Related to our Leverage

Our substantial leverage on a consolidated basis could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of September 30, 2011, our total consolidated indebtedness was $2.217 billion. In addition, we would have been able to borrow up to $60 million under our Revolving Credit Facility.

Our high degree of leverage could have important consequences for our investors. For example, it may:

•	make it more difficult for us to make payments on our indebtedness;

•	increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility;

•	expose us to the risk of increased interest rates because any borrowings we make under the Revolving Credit Facility will bear interest at variable rates;

•	require us to use a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our ability to fund working capital, capital expenditures and other expenses;

•

limit our ability to refinance existing indebtedness on favorable terms or at all or borrow additional funds in the future for, among other things, working capital, acquisitions or debt service requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less indebtedness; and

•	limit our ability to borrow additional funds that may be needed to operate and expand our business.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our indentures relating to our outstanding notes and the Revolving Credit Facility. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

Holdings, our immediate subsidiary, will rely on our indirect subsidiary Acquisition Corp. and its subsidiaries to make payments on its borrowings. If Acquisition Corp. does not dividend funds to Holdings in an amount sufficient to make such payments, if necessary in the future, Holdings may default under the indenture governing its borrowings, which would result in all such notes becoming due and payable. Because Acquisition Corp.’s debt agreements have covenants that limit its ability to make payments to Holdings, Holdings may not have access to funds in an amount sufficient to service its indebtedness.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

The indentures governing our outstanding notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability, Holdings’ ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt or issue certain preferred shares;

•	create liens on certain debt;

•	pay dividends on or make distributions in respect of our capital stock or make investments or other restricted payments;

•	sell certain assets;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends to us or make certain other intercompany transfers;

•	enter into certain transactions with our affiliates; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

In addition, the credit agreement governing the Revolving Credit Facility contains a number of covenants that limit our ability and the ability of our restricted subsidiaries to:

•	pay dividends on, and redeem and purchase, equity interests;

•	make other restricted payments;

•	make prepayments on, redeem or repurchase certain debt;

•	incur certain liens;

•	make certain loans and investments;

•	incur certain additional debt;

•	enter into guarantees and hedging arrangements;

•	enter into mergers, acquisitions and asset sales;

•	enter into transactions with affiliates;

•	change the business we and our subsidiaries conduct;

•	restrict the ability of our subsidiaries to pay dividends or make distributions;

•	amend the terms of subordinated debt and unsecured bonds; and

•	make certain capital expenditures.

Our ability to borrow additional amounts under the Revolving Credit Facility will depend upon satisfaction of these covenants. Events beyond our control can affect our ability to meet these covenants.

Our failure to comply with obligations under the instruments governing their indebtedness may result in an event of default under such instruments. We cannot be certain that we will have funds available to remedy these defaults. A default, if not cured or waived, may permit acceleration of our indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

All of these restrictions could affect our ability to operate our business or may limit our ability to take advantage of potential business opportunities as they arise.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments in recording artists and songwriters, capital expenditures or dividends, or to sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing our outstanding notes restrict our ability to dispose of assets and use the proceeds from dispositions. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

A reduction in our credit ratings could impact our cost of capital.

Although reductions in our debt ratings may not have an immediate impact on the cost of debt or our liquidity, they may impact the cost of debt and liquidity over the medium term and future access at a reasonable rate to the debt markets may be adversely impacted.

ITEM 1B.	UNRESOLVED STAFF COMMENTS

None.

ITEM 2.	PROPERTIES

We own studio and office facilities and also lease certain facilities in the ordinary course of business. Our executive offices are located at 75 Rockefeller Plaza, New York, NY 10019. We have a ten-year lease ending on July 31, 2014 for our headquarters at 75 Rockefeller Plaza, New York, New York 10019. We also have a long-term lease ending on December 31, 2019, for office space in a building located at 3400 West Olive Avenue, Burbank, California 91505, used primarily by our Recorded Music business, and another lease ending on June 30, 2017 for office space at 1290 Avenue of the Americas, New York, New York 10104, used primarily by our Recorded Music business. We also have a five-year lease ending on April 30, 2013 for office space at 10585 Santa Monica Boulevard, Los Angeles, California 90025, used primarily by our Music Publishing business. We consider our properties adequate for our current needs.

ITEM 3.	LEGAL PROCEEDINGS

Litigation

Pricing of Digital Music Downloads

On December 20, 2005 and February 3, 2006, the Attorney General of the State of New York served us with requests for information in connection with an industry-wide investigation as to the pricing of digital music downloads. On February 28, 2006, the Antitrust Division of the U.S. Department of Justice served us with a Civil Investigative Demand, also seeking information relating to the pricing of digitally downloaded music. Both investigations were ultimately closed, but subsequent to the announcements of the investigations, more than thirty putative class action lawsuits were filed concerning the pricing of digital music downloads. The lawsuits were consolidated in the Southern District of New York. The consolidated amended complaint, filed on April 13, 2007, alleges conspiracy among record companies to delay the release of their content for digital distribution, inflate their pricing of CDs and fix prices for digital downloads. The complaint seeks unspecified compensatory, statutory and treble damages. On October 9, 2008, the District Court issued an order dismissing the case as to all defendants, including us. However, on January 12, 2010, the Second Circuit vacated the judgment of the District Court and remanded the case for further proceedings and on January 10, 2011, the Supreme Court denied the defendants’ petition for Certiorari.

Upon remand to the District Court, all defendants, including the Company, filed a renewed motion to dismiss challenging, among other things, plaintiffs’ state law claims and standing to bring certain claims. The renewed motion was based mainly on arguments made in defendants’ original motion to dismiss, but not addressed by the District Court. On July 18, 2011, the District Court granted defendants’ motion in part, and denied it in part. The case will proceed into discovery, based on a schedule to be determined by the District Court. The Company intends to defend against these lawsuits vigorously, but is unable to predict the outcome of these suits. Regardless of the merits of the claims, this and any related litigation could continue to be costly, and divert the time and resources of management.

Other Matters

In addition to the matter discussed above, we are involved in other litigation arising in the normal course of business. Management does not believe that any legal proceedings pending against us will have, individually, or in the aggregate, a material adverse effect on its business. However, we cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome, litigation can have an adverse impact on our company, including our brand value, because of defense costs, diversion of management resources and other factors.

ITEM 4.	(REMOVED AND RESERVED)

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for any class of our common equity. As of December 8, 2011, there were 1,000 shares of our common stock outstanding. AI Entertainment Holdings LLC, which is an affiliate of Access, currently owns 100% of our common stock.

Dividend Policy

We did not pay any cash dividends to our stockholders in fiscal years 2011 or 2010. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors our Board of Directors may deem relevant.

Our ability to pay dividends is restricted by covenants in the indentures governing our notes and in the credit agreement for our Revolving Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition and Liquidity—Liquidity.”

ITEM 6.	SELECTED FINANCIAL DATA

Our summary balance sheet data as of September 30, 2011 (Successor) and 2010 (Predecessor), and the statement of operations and other data for the period from October 1, 2010 to July 19, 2011 (Predecessor) and from July 20, 2011 to September 30, 2011 (Successor) and for each of fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor) have been derived from our audited financial statements included in this annual report on Form 10-K. Our summary statement of operations and other data for the fiscal years ended September 30, 2008 and 2007 (Predecessor) have been derived from our audited financial statements that are not included in this annual report on Form 10-K. Our summary balance sheet data as of September 30, 2009, 2008 and 2007 (Predecessor) were derived from our audited financial statements that are not included in this annual report on Form 10-K.

The following table sets forth our selected historical financial and other data as of the dates and for the periods ended:

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Year Ended September 30, 2010	Year Ended September 30, 2009	Year Ended September 30, 2008	Year Ended September 30, 2007
Statement of Operations Data:
Revenues (1)	$554	$2,315	$2,988	$3,205	$3,506	$3,383
Net loss attributable to Warner Music Group Corp. (2)(3)(4)	(31)	(174)	(143)	(100)	(56)	(21)
Diluted loss per common share (5):		(1.15)	(0.96)	(0.67)	(0.38)	(0.14)
Dividends per common share		—	—	—	0.26	0.52

Balance Sheet Data (at period end):
Cash and equivalents	$154		$439	$384	$411	$333
Total assets	5,469		3,811	4,063	4,526	4,572
Total debt (including current portion of long-term debt)	2,217		1,945	1,939	2,259	2,273
Warner Music Group Corp. equity (deficit)	1,096		(265)	(143)	(86)	(36)

Cash Flow Data:
Cash flows (used in) provided by:
Operating activities	$(64)	$12	$150	$237	$304	$302
Investing activities	(1,292)	(155)	(85)	82	(167)	(255)
Financing activities	1,199	5	(3)	(346)	(59)	(94)
Capital expenditures	(11)	(37)	(51)	(27)	(32)	(29)

(1)	Revenues for the fiscal years ended September 30, 2010 and September 30, 2009 include $5 million and $25 million, respectively, from an agreement reached by the U.S. recorded music and music publishing industries for payment of mechanical royalties which were accrued by U.S. record companies in prior years.
(2)	Net loss attributable to Warner Music Group Corp. for the period from July 20, 2011 through September 30, 2011 and for the period from October 1, 2010 through July 19, 2011 include $10 million and $43 million of transaction costs, respectively, in connection with the Merger.
(3)	Net loss attributable to Warner Music Group Corp. for the period from July 20, 2011 through September 30, 2011, for the period from October 1, 2010 through July 19, 2011 and for the fiscal years ended September 30, 2010, September 30, 2009, September 30, 2008 and September 30, 2007 include severance charges of $9 million, $29 million, $54 million, $23 million $0 million and $50 million, respectively, resulting from actions to align the Company’s cost structure with industry trends.
(4)	Net loss attributable to Warner Music Group Corp. for the fiscal year ended September 30, 2007 includes a $64 million benefit related to an agreement the Company entered into with Bertelsmann AG (“Bertelsmann”) related to a settlement of contingent claims held by the Company related to Bertelsmann’s relationship with Napster in 2000-2001. The settlement covers the resolution of the related legal claims against Bertelsmann by our Recorded Music and Music Publishing businesses.
(5)	Net income (loss) per share for our Predecessor results were calculated by dividing net income (loss) attributable to Warner Music Group Corp. by the weighted average common shares outstanding.

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition with the audited financial statements included elsewhere in this Annual Report on Form 10-K for the twelve months ended September 30, 2011 (the “Annual Report”).

“SAFE HARBOR” STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Annual Report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, cost savings, industry trends and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or the negative thereof or variations thereon or similar terminology. Such statements include, among others, statements regarding our ability to develop talent and attract future talent, our ability to reduce future capital expenditures, our ability to monetize our music content, including through new distribution channels and formats to capitalize on the growth areas of the music industry, our ability to effectively deploy our capital, the development of digital music and the effect of digital distribution channels on our business, including whether we will be able to achieve higher margins from digital sales, the success of strategic actions we are taking to accelerate our transformation as we redefine our role in the music industry, the effectiveness of our ongoing efforts to reduce overhead expenditures and manage our variable and fixed cost structure and our ability to generate expected cost savings from such efforts, our success in limiting piracy, our ability to compete in the highly competitive markets in which we operate, the growth of the music industry and the effect of our and the music industry’s efforts to combat piracy on the industry, our intention to pay dividends or repurchase our outstanding notes in open market purchases, privately or otherwise, the impact on us of potential strategic transactions, our ability to fund our future capital needs and the effect of litigation on us. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. Additionally, important factors could cause our actual results to differ materially from the forward-looking statements we make in this Annual Report. As stated elsewhere in this Annual Report, such risks, uncertainties and other important factors include, among others:

•	litigation in respect of the Merger;

•	disruption from the Merger and the transactions related to the Merger making it more difficult to maintain certain strategic relationships;

•	risks relating to recent or future ratings agency actions or downgrades as a result of the Merger and the transactions related to the Merger or for any other reason;

•	reduced access to capital markets as the result of the delisting of the our common stock on the New York Stock Exchange following consummation of the Merger;

•

the impact of our substantial leverage, including the increase associated with additional indebtedness incurred in connection with the Merger and the transactions related to the Merger, on our ability to raise additional capital to fund our operations, on our ability to react to changes in the economy or our industry and on our ability to meet our obligations under our indebtedness;

•	our ability to achieve expected or targeted cost savings following consummation of the Merger;

•	the continued decline in the global recorded music industry and the rate of overall decline in the music industry;

•	our ability to continue to identify, sign and retain desirable talent at manageable costs;

•	the threat posed to our business by piracy of music by means of home CD-R activity, Internet peer-to-peer filesharing and sideloading of unauthorized content;

•	the significant threat posed to our business and the music industry by organized industrial piracy;

•	the popular demand for particular recording artists and/or songwriters and albums and the timely completion of albums by major recording artists and/or songwriters;

•	the diversity and quality of our portfolio of songwriters;

•	the diversity and quality of our album releases;

•	significant fluctuations in our results of operations and cash flows due to the nature of our business;

•	our involvement in intellectual property litigation;

•	the possible downward pressure on our pricing and profit margins;

•	our ability to continue to enforce our intellectual property rights in digital environments;

•

the ability to develop a successful business model applicable to a digital environment and to enter into expanded-rights deals with recording artists in order to broaden our revenue streams in growing segments of the music business;

•	the impact of heightened and intensive competition in the recorded music and music publishing businesses and our inability to execute our business strategy;

•	risks associated with our non-U.S. operations, including limited legal protections of our intellectual property rights and restrictions on the repatriation of capital;

•	the impact of legitimate music distribution on the Internet or the introduction of other new music distribution formats;

•	the reliance on a limited number of online music stores and their ability to significantly influence the pricing structure for online music stores;

•	the impact of rate regulations on our Recorded Music and Music Publishing businesses;

•	the impact of rates on other income streams that may be set by arbitration proceedings on our business;

•	the impact an impairment in the carrying value of goodwill or other intangible and long-lived assets could have on our operating results and shareholders’ deficit;

•	risks associated with the fluctuations in foreign currency exchange rates;

•	our ability and the ability of our joint venture partners to operate our existing joint ventures satisfactorily;

•	the enactment of legislation limiting the terms by which an individual can be bound under a “personal services” contract;

•	potential loss of catalog if it is determined that recording artists have a right to recapture recordings under the U.S. Copyright Act;

•	changes in law and government regulations;

•	trends that affect the end uses of our musical compositions (which include uses in broadcast radio and television, film and advertising businesses);

•	the growth of other products that compete for the disposable income of consumers;

•	the impact on the competitive landscape of the music industry from the announced sale of EMI’s recorded music and music publishing businesses.

•	risks inherent in relying on one supplier for manufacturing, packaging and distribution services in North America and Europe;

•

risks inherent in our acquiring or investing in other businesses including our ability to successfully manage new businesses that we may acquire as we diversify revenue streams within the music industry;

•

the fact that we have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future and our restructuring efforts may not be successful or generate expected cost savings;

•

the fact that we are outsourcing certain back-office functions, such as IT infrastructure and development and certain finance and accounting functions, which will make us more dependent upon third parties;

•	the possibility that our owners’ interests will conflict with ours or yours; and

•	failure to attract and retain key personnel.

There may be other factors not presently known to us or which we currently consider to be immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We disclaim any duty to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

INTRODUCTION

Warner Music Group Corp. was formed on November 21, 2003. The Company is the direct parent of WMG Holdings Corp. (“Holdings”), which is the direct parent of WMG Acquisition Corp. (“Acquisition Corp.”). Acquisition Corp is one of the world’s major music-based content companies.

Pursuant to the Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), by and among the Company, AI Entertainment Holdings LLC (formerly Airplanes Music LLC), a Delaware limited liability company (“Parent”) and an affiliate of Access Industries, Inc. (“Access”) and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), on July 20, 2011 (the “Closing Date”), Merger Sub merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

On July 20, 2011, in connection with the Merger, each outstanding share of common stock of the Company (other than any shares owned by the Company or its wholly owned subsidiaries, or by Parent and its affiliates, or by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, and shares of unvested restricted stock granted under the Company’s equity plan) was cancelled and converted automatically into the right to receive $8.25 in cash, without interest and less applicable withholding taxes (collectively, the “Merger Consideration”).

On July 20, 2011, the Company notified the New York Stock Exchange, Inc. (the “NYSE”) of its intent to remove the Company’s common stock from listing on the NYSE and requested that the NYSE file with the SEC an application on Form 25 to report the delisting of the Company’s common stock from the NYSE. On July 21, 2011, in accordance with the Company’s request, the NYSE filed the Form 25 with the SEC in order to provide notification of such delisting and to effect the deregistration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On August 2, 2011, the Company filed a Form 15 with the SEC in order to provide notification of a suspension of its duty to file reports under Section 15(d) of the Exchange Act. We continue to file reports with the SEC pursuant to the Exchange Act in accordance with certain covenants contained in the instruments governing our outstanding indebtedness.

Parent Funded the Merger Consideration through cash on hand at the Company at closing, equity financing obtained from Parent and debt financing obtained from third party leaders.

The Company and Holdings are holding companies that conduct substantially all of their business operations through their subsidiaries. The terms “we,” “us,” “our,” “ours,” and the “Company” refer collectively to Warner Music Group Corp. and its consolidated subsidiaries, except where otherwise indicated.

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is provided as a supplement to the audited financial statements and footnotes included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. MD&A is organized as follows:

•

Overview. This section provides a general description of our business, as well as recent developments that we believe are important in understanding our results of operations and financial condition and in anticipating future trends.

•

Results of operations. This section provides an analysis of our results of operations for the successor period from July 20, 2011 to September 30, 2011, and the predecessor period from October 1, 2010 to July 19, 2011 and for the predecessor fiscal years ended September 30, 2010 and September 30, 2009. This analysis is presented on both a consolidated and segment basis.

•

Financial condition and liquidity. This section provides an analysis of our cash flows for the successor period from July 20, 2011 to September 30, 2011, and the predecessor period from October 1, 2010 to July 19, 2011 and for the predecessor fiscal year ended September 30, 2010, as well as a discussion of our financial condition and liquidity as of September 30, 2011 (Successor). The discussion of our financial condition and liquidity includes (i) a summary of our debt agreements and (ii) a summary of the key debt compliance measures under our debt agreements.

Overall Operating Results

In accordance with United States Generally Accepted Accounting Principles (“GAAP”), we have separated our historical financial results for the period from July 20, 2011 to September 30, 2011 (“Successor”) and from October 1, 2010 to July 19, 2011 (“Predecessor”). Successor period and the Predecessor periods are presented on different bases and are, therefore, not comparable. However, we have also combined results for the Successor and Predecessor periods for 2011 in the presentations below because, although such presentation is not in accordance with GAAP, we believe that it enables a meaningful presentation and comparison of results. The combined operating results have not been prepared on a pro-forma basis under applicable regulations and may not reflect the actual results we would have achieved absent the Merger and may not be predictive of future results of operations.

Use of OIBDA

We evaluate our operating performance based on several factors, including our primary financial measure of operating income (loss) before non-cash depreciation of tangible assets, non-cash amortization of intangible assets and non-cash impairment charges to reduce the carrying value of goodwill and intangible assets (which we refer to as “OIBDA”). We consider OIBDA to be an important indicator of the operational strengths and performance of our businesses, including the ability to provide cash flows to service debt. However, a limitation of the use of OIBDA as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses. Accordingly, OIBDA should be considered in addition to, not as a substitute for, operating income, net income (loss) attributable to Warner Music Group Corp. and other measures of financial performance reported in accordance with U.S. GAAP. In addition, our definition of OIBDA may differ from similarly titled measures used by other companies. A reconciliation of consolidated historical OIBDA to operating income and net income (loss) attributable to Warner Music Group Corp. is provided in our “Results of Operations.”

Our results of operations for the twelve months ended September 30, 2011, and OIBDA as presented herein, reflect the impact of (i) $53 million of transaction costs incurred in connection with the consummation of the Merger, (ii) $38 million of severance-related expenses and (iii) $24 million of share-based compensation expense (including $14 million incurred in connection with the consummation of the Merger). Our results of operation for the fiscal year ended September 30, 2010, and OIBDA as presented herein, reflect the impact of (i) $54 million of severance-related expenses and (ii) $10 million of share-based compensation expense.

See “- Factors Affecting Results of Operations and Financial Condition” and “- Results of Operations” below for further discussion of these items.

Use of Constant Currency

As exchange rates are an important factor in understanding period to period comparisons, we believe the presentation of results on a constant-currency basis in addition to reported results helps improve the ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant-currency information compares results between periods as if exchange rates had remained constant period over period. We use results on a constant-currency basis as one measure to evaluate our performance. We calculate constant currency by calculating prior-year results using current-year foreign currency exchange rates. We generally refer to such amounts calculated on a constant-currency basis as “excluding the impact of foreign currency exchange rates.” These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP. Results on a constant-currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with U.S. GAAP.

Use of Adjusted Operating Income, Adjusted OIBDA and Adjusted Net Income Attributable to Warner Music Group Corp.

Adjusted operating income, adjusted OIBDA and adjusted net income attributable to Warner Music Group Corp. exclude the impact of certain items relating to the Merger that affect period to period comparability of the unadjusted measures. As such, management uses these measures to evaluate our operating performance and believes that the adjusted results provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these are not measures of performance calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for operating income and net income attributable to Warner Music Group Corp. as indicators of operating performance and they may not be comparable to similarly titled measures employed by other companies. For a reconciliation of our adjusted measures and discussion of the items affecting comparability refer to the section entitled “Adjusted Results.”

OVERVIEW

We are one of the world’s major music-based content companies. We classify our business interests into two fundamental operations: Recorded Music and Music Publishing. A brief description of each of those operations is presented below.

Recorded Music Operations

Our Recorded Music business primarily consists of the discovery and development of artists and the related marketing, distribution and licensing of recorded music produced by such artists.

We are also diversifying our revenues beyond our traditional businesses by entering into expanded-rights deals with recording artists in order to partner with artists in other areas of their careers. Under these agreements, we provide services to and participate in artists’ activities outside the traditional recorded music business. We have built artist services capabilities and platforms for exploiting this broader set of music-related rights and participating more broadly in the monetization of the artist brands we help create. In developing our artist services business, we have both built and expanded in-house capabilities and expertise and have acquired a number of existing artist services companies involved in artist management, merchandising, strategic marketing and brand management, ticketing, concert promotion, fan club, original programming and video entertainment.

We believe that entering into expanded-rights deals and enhancing our artist services capabilities will permit us to diversify revenue streams to better capitalize on the growth areas of the music industry and permit us to build stronger long-term relationships with artists and more effectively connect artists and fans.

In the U.S., our Recorded Music operations are conducted principally through our major record labels—Warner Bros. Records and The Atlantic Records Group. Our Recorded Music operations also include Rhino, a division that specializes in marketing our music catalog through compilations and re-issuances of previously released music and video titles, as well as in the licensing of recordings to and from third parties for various uses, including film and television soundtracks. Rhino has also become our primary licensing division focused on acquiring broader licensing rights from certain catalog recording artists. For example, we have an exclusive license with The Grateful Dead to manage the band’s intellectual property and in November 2007 we acquired a 50% interest in Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra’s name and likeness and manages all aspects of his music, film and stage content. We also conduct our Recorded Music operations through a collection of additional record labels, including, among others, Asylum, Cordless, East West, Elektra, Nonesuch, Reprise, Roadrunner, Rykodisc, Sire and Word.

Outside the U.S., our Recorded Music activities are conducted in more than 50 countries primarily through WMI and its various subsidiaries, affiliates and non-affiliated licensees. WMI engages in the same activities as our U.S. labels: discovering and signing artists and distributing, marketing and selling their recorded music. In most cases, WMI also markets and distributes the records of those artists for whom our domestic record labels have international rights. In certain smaller markets, WMI licenses to unaffiliated third-party record labels the right to distribute its records. Our international artist services operations also include a network of concert promoters through which WMI provides resources to coordinate tours.

Our Recorded Music distribution operations include WEA Corp., which markets and sells music and DVD products to retailers and wholesale distributors in the U.S.; ADA, which distributes the products of independent labels to retail and wholesale distributors in the U.S.; various distribution centers and ventures operated internationally; an 80% interest in Word Entertainment, which specializes in the distribution of music products in the Christian retail marketplace; and ADA Global, which provides distribution services outside of the U.S. through a network of affiliated and non-affiliated distributors.

We play an integral role in virtually all aspects of the music value chain from discovering and developing talent to producing albums and promoting artists and their products. After an artist has entered into a contract with one of our record labels, a master recording of the artist’s music is created. The recording is then replicated for sale to consumers primarily in the CD and digital formats. In the U.S., WEA Corp., ADA and Word market, sell and deliver product, either directly or through sub-distributors and wholesalers, to record stores, mass merchants and other retailers. Our recorded music products are also sold in physical form to online physical retailers such as Amazon.com, barnesandnoble.com and bestbuy.com and in digital form to online digital retailers like Apple’s iTunes and mobile full-track download stores such as those operated by Verizon or Sprint. In the case of expanded-rights deals where we acquire broader rights in a recording artist’s career, we may provide more comprehensive career support and actively develop new opportunities for an artist through touring, fan clubs, merchandising and sponsorships, among other areas. We believe expanded-rights deals create a better partnership with our artists, which allows us to work together more closely with them to create and sustain artistic and commercial success.

We have integrated the sale of digital content into all aspects of our Recorded Music and Music Publishing businesses including A&R, marketing, promotion and distribution. Our new media executives work closely with

A&R departments to make sure that while a record is being made, digital assets are also created with all of our distribution channels in mind, including subscription services, social networking sites, online portals and music-centered destinations. We also work side by side with our mobile and online partners to test new concepts. We believe existing and new digital businesses will be a significant source of growth for the next several years and will provide new opportunities to monetize our assets and create new revenue streams. As a music-based content company, we have assets that go beyond our recorded music and music publishing catalogs, such as our music video library, which we have begun to monetize through digital channels. The proportion of digital revenues attributed to each distribution channel varies by region and since digital music is still in the relatively early stages of growth, proportions may change as the roll out of new technologies continues. As an owner of musical content, we believe we are well positioned to take advantage of growth in digital distribution and emerging technologies to maximize the value of our assets.

Recorded Music revenues are derived from three main sources:

•

Physical and other: the rightsholder receives revenues with respect to sales of physical products such as CDs and DVDs. We are also diversifying our revenues beyond sales of physical products and receive other revenues from our artist services business and our participation in expanded rights associated with our artists and other artists, including sponsorship, fan club, artist websites, merchandising, touring, ticketing and artist and brand management;

•	Digital: the rightsholder receives revenues with respect to online and mobile downloads, mobile ringtones or ringback tones and online and mobile streaming; and

•

Licensing: the rightsholder receives royalties or fees for the right to use the sound recording in combination with visual images such as in films or television programs, television commercials and videogames.

The principal costs associated with our Recorded Music operations are as follows:

•

Royalty costs and artist and repertoire costs—the costs associated with (i) paying royalties to artists, producers, songwriters, other copyright holders and trade unions, (ii) signing and developing artists, (iii) creating master recordings in the studio and (iv) creating artwork for album covers and liner notes;

•	Product costs—the costs to manufacture, package and distribute product to wholesale and retail distribution outlets as well as those principal costs related to expanded rights;

•

Selling and marketing costs—the costs associated with the promotion and marketing of artists and recorded music products, including costs to produce music videos for promotional purposes and artist tour support; and

•	General and administrative costs—the costs associated with general overhead and other administrative costs.

Music Publishing Operations

Where recorded music is focused on exploiting a particular recording of a song, music publishing is an intellectual property business focused on the exploitation of the song itself. In return for promoting, placing, marketing and administering the creative output of a songwriter, or engaging in those activities for other rightsholders, our music publishing business garners a share of the revenues generated from use of the song.

Our music publishing operations include Warner/Chappell, our global music publishing company headquartered in New York with operations in over 50 countries through various subsidiaries, affiliates and non-affiliated licensees. We own or control rights to more than one million musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over decades, our award-winning catalog includes over 65,000 songwriters and composers and a diverse range of genres including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul,

Broadway, techno, alternative, gospel and other Christian music. Warner/Chappell also administers the music and soundtracks of several third-party television and film producers and studios, including Lucasfilm, Ltd., Hallmark Entertainment, Disney Music Publishing and Turner Music Publishing. In 2007, we entered the production music library business with the acquisition of Non-Stop Music. We have subsequently continued to expand our production music operations with the acquisitions of Groove Addicts Production Music Library and Carlin Recorded Music Library in 2010 and 615 Music in 2011.

Publishing revenues are derived from five main sources:

•	Mechanical: the licensor receives royalties with respect to compositions embodied in recordings sold in any physical format or configuration (e.g., CDs and DVDs);

•

Performance: the licensor receives royalties if the composition is performed publicly through broadcast of music on television, radio, cable and satellite, live performance at a concert or other venue (e.g., arena concerts, nightclubs), online and mobile streaming and performance of music in staged theatrical productions;

•

Synchronization: the licensor receives royalties or fees for the right to use the composition in combination with visual images such as in films or television programs, television commercials and videogames as well as from other uses such as in toys or novelty items and merchandise;

•	Digital: the licensor receives royalties or fees with respect to online and mobile downloads, mobile ringtones and online and mobile streaming; and

•	Other: the licensor receives royalties for use in sheet music.

The principal costs associated with our Music Publishing operations are as follows:

•

Artist and repertoire costs—the costs associated with (i) signing and developing songwriters and (ii) paying royalties to songwriters, co-publishers and other copyright holders in connection with income generated from the exploitation of their copyrighted works; and

•	General and administration costs—the costs associated with general overhead and other administrative costs.

Factors Affecting Results of Operations and Financial Condition

Market Factors

Since 1999, the recorded music industry has been unstable and the worldwide market has contracted considerably, which has adversely affected our operating results. The industry-wide decline can be attributed primarily to digital piracy. Other drivers of this decline are the bankruptcies of record retailers and wholesalers, growing competition for consumer discretionary spending and retail shelf space, and the maturation of the CD format, which has slowed the historical growth pattern of recorded music sales. While CD sales still generate most of the recorded music revenues, CD sales continue to decline industry-wide and we expect that trend to continue. While new formats for selling recorded music product have been created, including the legal downloading of digital music using the Internet and the distribution of music on mobile devices, revenue streams from these new formats have not yet reached a level where they fully offset the declines in CD sales. The recorded music industry performance may continue to negatively impact our operating results. In addition, a declining recorded music industry could continue to have an adverse impact on portions of the music publishing business. This is because the music publishing business generates a significant portion of its revenues from mechanical royalties from the sale of music in CD and other physical recorded music formats.

Transaction Costs

In connection with the Merger, we incurred approximately $10 million and $43 million of transaction costs, primarily representing professional fees, during the period from July 20, 2011 to September 30, 2011 (Successor) and October 1, 2010 to July 19, 2011 (Predecessor), respectively. These amounts were recorded in the consolidated statements of operation.

Share-Based Compensation

In connection with the Merger, the vesting of all outstanding unvested Predecessor options and certain restricted stock awards was accelerated immediately prior to closing. To the extent that such stock options had an exercise price less than $8.25 per share, the holders of such stock options were paid an amount in cash equal to $8.25 less the exercise price of the stock option and any applicable withholding. In addition, all outstanding restricted stock awards either became fully vested or were forfeited immediately prior to the closing; the awards that became fully vested were treated as a share of our common stock for all purposes under the Merger. As a result of the acceleration, Predecessor recorded an additional $14 million in share-based compensation expense for the period from October 1, 2010 to July 19, 2011 (Predecessor) within general and administrative expense.

Prior to the Merger, Predecessor modified certain restricted stock award agreements which resulted in incremental share-based compensation expense of $3 million recorded within general and administrative expense for the period from October 1, 2010 to July 19, 2011 (Predecessor).

Severance Charges

During the twelve months ended September 30, 2011, we took additional actions to further align our cost structure with industry trends. This resulted in severance charges of $9 million and $29 million during the period from July 20, 2011 to September 30, 2011 (Successor) and October 1, 2010 to July 19, 2011 (Predecessor), respectively, compared to $54 million during the fiscal year ended September 30, 2010 (Predecessor).

Additional Targeted Savings

As of the completion of our Merger on July 20, 2011, we have targeted cost-savings over the next nine fiscal quarters of $50 million to $65 million based on identified cost-saving initiatives and opportunities, including targeted savings expected to be realized as a result of shifting from a public to a private company, reduced expenses related to finance, legal and information technology and reduced expenses related to certain planned corporate restructuring initiatives. There can be no assurances that these cost-savings will be achieved in full or at all.

Limewire Settlement

In May 2011, the major record companies reached a global out-of-court settlement of copyright litigation against Limewire. Under the terms of the settlement, the Limewire defendants agreed to pay compensation to the record companies that brought the action, including us. In connection with this settlement, we recorded a $12 million benefit to general and administrative expenses in the consolidated statements of operation for the period ended July 19, 2011 (Predecessor). These amounts were recorded net of the estimated amounts payable to our artists in respect of royalties.

Mechanical Royalties Payment

In fiscal year 2009 (Predecessor), the U.S. recorded music and music publishing industries reached an agreement for payment of mechanical royalties which were accrued by U.S. record companies in prior years. In connection with this agreement, our music publishing business recognized a benefit of $5 million in revenue and $2 million in OIBDA in fiscal year 2010 (Predecessor) and a benefit of $25 million in revenue and $7 million in OIBDA in fiscal year 2009 (Predecessor).

Expanding Business Models to Offset Declines in Physical Sales

Digital Sales

A key part of our strategy to offset declines in physical sales is to expand digital sales. New digital models have enabled us to find additional ways to generate revenues from our music content. In the early stages of the transition from physical to digital sales, overall sales have decreased as the increases in digital sales have not yet met or exceeded the decrease in physical sales. Part of the reason for this gap is the shift in consumer purchasing patterns made possible from new digital models. In the digital space, consumers are now presented with the opportunity to not only purchase entire albums, but to “unbundle” albums and purchase only favorite tracks as single-track downloads. While to date, sales of online and mobile downloads have constituted the majority of our digital Recorded Music and Music Publishing revenue, that may change over time as new digital models, such as access models (models that typically bundle the purchase of a mobile device with access to music) and streaming subscription services, continue to develop. In the aggregate, we believe that growth in revenue from new digital models has the potential to offset physical declines and drive overall future revenue growth. In the digital space, certain costs associated with physical products, such as manufacturing, distribution, inventory and return costs, do not apply. Partially eroding that benefit are increases in mechanical copyright royalties payable to music publishers which apply in the digital space. While there are some digital-specific variable costs and infrastructure investments necessary to produce, market and sell music in digital formats, we believe it is reasonable to expect that digital margins will generally be higher than physical margins as a result of the elimination of certain costs associated with physical products. As consumer purchasing patterns change over time and new digital models are launched, we may see fluctuations in contribution margin depending on the overall sales mix.

Expanded-Rights Deals

We have also been seeking to expand our relationships with recording artists as another means to offset declines in physical revenues in Recorded Music. For example, we have been signing recording artists to expanded-rights deals for the last several years. Under these expanded-rights deals, we participate in the recording artist’s revenue streams, other than from recorded music sales, such as live performances, merchandising and sponsorships. We believe that additional revenue from these revenue streams will help to offset declines in physical revenue over time. As we have generally signed newer artists to these deals, increased non-traditional revenue from these deals is expected to come several years after these deals have been signed as the artists become more successful and are able to generate revenue other than from recorded music sales. While non-traditional Recorded Music revenue, which includes revenue from expanded-rights deals as well as revenue from our artist services business, represented approximately 13% of our total revenue during the twelve months ended September 30, 2011, we believe this revenue should continue to grow and represent a larger proportion of our revenue over time. We also believe that the strategy of entering into expanded-rights deals and continuing to develop our artist services business will contribute to Recorded Music growth over time. Margins for the various non-traditional Recorded Music revenue streams can vary significantly. The overall impact on margins will, therefore, depend on the composition of the various revenue streams in any particular period. For instance, revenue from touring under our expanded-rights deals typically flows straight through to net income with little cost. Revenue from our management business and revenue from sponsorship and touring under expanded-rights deals are all high margin, while merchandise revenue under expanded-rights deals and concert promotion revenue from our concert promotion businesses tend to be lower margin than our traditional revenue streams from recorded music and music publishing.

The Merger

Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent.

On the Closing Date, in connection with the Merger, each outstanding share of common stock of the Company (other than any shares owned by the Company or its wholly owned subsidiaries, or by Parent and its affiliates, or by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, and shares of unvested restricted stock granted under the Company’s equity plan) was cancelled and converted automatically into the right to receive the Merger Consideration.

Equity contributions totaling $1.1 billion from Parent, together with (i) the proceeds from the sale of (a) $150 million aggregate principal amount of 9.50% Senior Secured Notes due 2016 (the “Secured WMG Notes”) initially issued by WM Finance Corp., (the “Initial OpCo Issuer”), (b) $765 million aggregate principal amount of 11.50% Senior Notes due 2018 initially issued by the Initial OpCo Issuer, (the “Unsecured WMG Notes”) and (c) $150 million aggregate principal amount of 13.75% Senior Notes due 2019 (the “Holdings Notes” and together with the Secured WMG Notes and the Unsecured WMG Notes, the “Notes”) initially issued by WM Holdings Finance Corp., (the “Initial Holdings Issuer”) and (ii) cash on hand at the Company, were used, among other things, to finance the aggregate Merger Consideration, to make payments in satisfaction of other equity-based interests in the Company under the Merger Agreement, to repay certain of the Company’s existing indebtedness and to pay related transaction fees and expenses. On the Closing Date (i) Acquisition Corp. became the obligor under the Secured WMG Notes and the Unsecured WMG Notes as a result of the merger of Initial OpCo Issuer with and into Acquisition Corp. (the “OpCo Merger”) and (ii) Holdings became the obligor under the Holdings Notes as a result of the merger of Initial Holdings Issuer with and into Holdings (the “Holdings Merger”). On the Closing Date, the Company also entered into, but did not draw under, a new $60 million revolving credit facility.

In connection with the Merger, the Company also refinanced certain of its existing consolidated indebtedness, including (i) the repurchase and redemption by Holdings of its approximately $258 million in fully accreted principal amount outstanding 9.5% Senior Discount Notes due 2014 (the “Existing Holdings Notes”), and the satisfaction and discharge of the related indenture and (ii) the repurchase and redemption by Acquisition Corp. of its $465 million in aggregate principal amount outstanding 7 3/8% Dollar-denominated Senior Subordinated Notes due 2014 and £100 million in aggregate principal amount of its outstanding 8 1/8% Sterling-denominated Senior Subordinated Notes due 2014 (the “Existing Acquisition Corp. Notes” and together with the Existing Holdings Notes, the “Existing Notes”), and the satisfaction and discharge of the related indenture, and payment of related tender offer or call premiums and accrued interest on the Existing Notes.

Management Agreement

Upon completion of the Merger, the Company and Holdings entered into a management agreement with Access, dated as of the Closing Date (the “Management Agreement”), pursuant to which Access will provide the Company and its subsidiaries, with financial, investment banking, management, advisory and other services. Pursuant to the Management Agreement, the Company, or one or more of its subsidiaries, will pay Access a specified annual fee, plus expenses, and a specified transaction fee for certain types of transactions completed by Holdings or one or more of its subsidiaries, plus expenses.

RESULTS OF OPERATIONS

Twelve Months Ended September 30, 2011 Compared with Fiscal Year Ended September 30, 2010 and Fiscal Year Ended September 30, 2009

The following table sets forth our results of operations as reported in our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires that we separately present our results Predecessor and Successor periods. Management believes reviewing our operating results for the year ended September 30, 2011 by combining the results of the Predecessor and Successor periods is more useful in identifying any trends in, or reaching conclusions regarding, our overall operating performance, and performs reviews at that level. Accordingly, the table below presents the non-GAAP combined results for the twelve months ended September 30, 2011, which is also the period we compare when computing percentage change from prior year, as we believe this presentation provides the most meaningful basis for comparison of our results. The combined operating results may not reflect the actual results we would have achieved had the Merger closed prior to July 20, 2011 and may not be predictive of future results of operations.

Consolidated Historical Results

Revenues

Our revenues were composed of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor		2011 vs. 2010		2010 vs. 2009
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Fiscal Years Ended September 30,
				2010	2009	$ Change	% Change	$ Change	% Change
Revenue by Type
Physical and other	$268	$1,074	$1,342	$1,528	$1,770	$(186)	-12%	$(242)	-14%
Digital	147	621	768	713	656	55	8%	57	9%
Licensing	39	195	234	218	223	16	7%	(5)	-2%

Total Recorded Music	454	1,890	2,344	2,459	2,649	(115)	-5%	(190)	-7%
Mechanical	24	118	142	177	192	(35)	-20%	(15)	-8%
Performance	41	173	214	207	226	7	3%	(19)	-8%
Synchronization	21	92	113	102	97	11	11%	5	5%
Digital	15	45	60	59	54	1	2%	5	9%
Other	3	12	15	11	13	4	36%	(2)	-15%

Total Music Publishing	104	440	544	556	582	(12)	-2%	(26)	-4%
Intersegment elimination	(4)	(15)	(19)	(27)	(26)	8	-30%	(1)	4%

Total Revenue	$554	$2,315	$2,869	$2,988	$3,205	$(119)	-4%	$(217)	-7%

Revenue by Geographical Location
U.S. Recorded Music	173	785	$958	$1,043	$1,174	$(85)	-8%	$(131)	-11%
U.S. Publishing	40	155	195	214	242	(19)	-9%	(28)	-12%

Total U.S.	213	940	1,153	1,257	1,416	(104)	-8%	(159)	-11%
International Recorded Music	281	1,105	1,386	1,416	1,475	(30)	-2%	(59)	-4%
International Publishing	64	285	349	342	340	7	2%	2	1%

Total International	345	1,390	1,735	1,758	1,815	(23)	-1%	(57)	-3%
Intersegment eliminations	(4)	(15)	(19)	(27)	(26)	8	-30%	(1)	4%

Total Revenue	$554	$2,315	$2,869	$2,988	$3,205	$(119)	-4%	$(217)	-7%

Total Revenue

2011 vs. 2010

Total revenues decreased by $119 million, or 4%, to $2.869 billion for the twelve months ended September 30, 2011 from $2.988 billion for the fiscal year ended September 30, 2010. Prior to intersegment eliminations, Recorded Music and Music Publishing revenues comprised 81% and 19% of total revenues for the twelve months ended September 30, 2011, respectively, and 82% and 18% of total revenues for the twelve months ended September 30, 2010, respectively. U.S. and international revenues comprised 40% and 60% of total revenues for the twelve months ended September 30, 2011, respectively, compared to 42% and 58% for the fiscal year ended September 30, 2010, respectively. Excluding the favorable impact of foreign currency exchange rates, total revenues decreased $194 million, or 6%.

Total digital revenues, after intersegment eliminations, increased by $61 million, or 8%, to $820 million for the twelve months ended September 30, 2011 from $759 million for the fiscal year ended September 30, 2010. Total digital revenue represented 29% and 25% of consolidated revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. Prior to intersegment eliminations, total digital revenues for the twelve months ended September 30, 2011 were comprised of U.S. revenues of $470 million, or 57% of total digital revenues, and international revenues of $358 million, or 43% of total digital revenues. Prior to intersegment eliminations, total digital revenues for the fiscal year ended September 30, 2010 were comprised of U.S. revenues of $462 million, or 60% of total digital revenues, and international revenues of $310 million, or 40% of total digital revenues. Excluding the favorable impact of foreign currency exchange rates, total digital revenues increased by $44 million, or 6%.

Recorded Music revenues decreased $115 million, or 5% to $2.344 billion for the twelve months ended September 30, 2011, from $2.459 billion for the fiscal year ended September 30, 2010. Prior to intersegment eliminations, Recorded Music revenues represented 81% and 82% of consolidated revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. U.S. Recorded Music revenues were $958 million and $1.043 billion, or 41% and 42% of Recorded Music revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. International Recorded Music revenues were $1.386 billion and $1.416 billion, or 59% and 58% of consolidated Recorded Music revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively.

This performance reflected the continued decline in physical sales in the recorded music industry and a more robust release schedule in the prior fiscal year, partially offset by increases in digital revenue, licensing revenue and revenue from our European concert promotion businesses. The increases in digital revenue have not yet fully offset the decline in physical revenue. Digital revenues increased by $55 million, or 8%, for the twelve months ended September 30, 2011, driven by the growth in digital downloads in the U.S. and International and emerging new digital revenue streams such as Spotify and YouTube, partially offset by the continued decline in global mobile revenue primarily related to lower ringtone demand. Licensing revenues increased $16 million, or 7%, to $234 million for the twelve months ended September 30, 2011, driven primarily by increases in the licensing of recorded music assets in film and television as well as compilations. The increases in our European concert promotion business reflected a stronger touring schedule in the current fiscal year. Excluding the favorable impact of foreign currency exchange rates, total Recorded Music revenues decreased by $173 million, or 7%, for the twelve months ended September 30, 2011.

Music Publishing revenues decreased by $12 million, or 2%, to $544 million for the twelve months ended September 30, 2011 from $556 million for the fiscal year ended September 30, 2010. Prior to intersegment eliminations, Music Publishing revenues represented 19% and 18% of consolidated revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. U.S. Music Publishing revenues were $195 million and $214 million, or 36% and 38% of Music Publishing revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. International Music Publishing revenues were $349 million and $342 million, or 64% and 62% of Music Publishing revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. Excluding the favorable impact of foreign currency exchange rates, total Music Publishing revenues decreased by $28 million, or 5%, for the twelve months ended September 30, 2011.

The decrease in Music Publishing revenues was driven primarily by an expected decrease in mechanical revenue, partially offset by an increase in synchronization revenue, performance revenue, digital revenue and other revenue. Expected decreases in mechanical revenue reflected the ongoing impact of the transition from physical to digital sales in the recorded music industry, the timing of cash collections, an interim reduction in royalty rates related to radio performances in the U.S. and the prior-year benefit of $5 million stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by record companies. Synchronization revenue results reflected the improvement of the U.S. advertising market and renewals on certain licensing deals. Performance revenue improved as a result of recent acquisitions and collections from international societies, partially offset by our decision not to renew a low margin administration deal in the prior year. The increase in digital revenue reflected growth in global digital downloads and certain streaming services. Other music publishing revenue increased primarily as a result of higher print revenue in the U.S.

2010 vs. 2009

Total revenues decreased by $217 million, or 7%, to $2.988 billion for the fiscal year ended September 30, 2010 from $3.205 billion for the fiscal year ended September 30, 2009. Prior to intersegment eliminations, Recorded Music and Music Publishing revenues comprised 82% and 18% of total revenues for the fiscal years September 30, 2010 and September 30, 2009. U.S. and international revenues comprised 42% and 58% of total revenues for the fiscal year ended September 30, 2010, respectively, compared to 44% and 56% for the fiscal year ended September 30, 2009, respectively. Excluding the favorable impact of foreign currency exchange rates, total revenues decreased $280 million, or 9%.

Total digital revenues, after intersegment eliminations, increased by $56 million, or 8%, to $759 million for the fiscal year ended September 30, 2010 from $703 million for the fiscal year ended September 30, 2009. Total digital revenue represented 25% and 22% of consolidated revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively. Prior to intersegment eliminations, total digital revenues for the fiscal year ended September 30, 2010 were comprised of U.S. revenues of $462 million, or 60% of total digital revenues, and international revenues of $310 million, or 40% of total digital revenues. Prior to intersegment eliminations, total digital revenues for the fiscal year ended September 30, 2009 were comprised of U.S. revenues of $457 million, or 64% of total digital revenues, and international revenues of $253 million, or 36% of total digital revenues. Excluding the favorable impact of foreign currency exchange rates, total digital revenues increased by $44 million, or 6%.

Recorded Music revenues decreased $190 million, or 7% to $2.459 billion for the fiscal year ended September 30, 2010, from $2.649 billion for the fiscal year ended September 30, 2009. Prior to intersegment eliminations, Recorded Music revenues represented 82% of consolidated revenues for the fiscal years ended September 30, 2010 and 2009. U.S. Recorded Music revenues were $1.043 billion and $1.174 billion, or 42% and 44% of Recorded Music revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively. International Recorded Music revenues were $1.416 billion and $1.475 billion, or 58% and 56% of consolidated Recorded Music revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively.

This performance reflected the ongoing impact of the transition from physical to digital sales and decreased licensing revenues partially offset by stronger international concert promotion revenue in the current fiscal year, most notably in Italy. Reduced consumer demand for physical products has resulted in a reduction in the amount of floor and shelf space dedicated to music by retailers. Retailers still account for the majority of sales of our physical product; however, as the number of physical music retailers has declined significantly, there is increased competition for available display space. This has led to a decrease in the amount and variety of physical product on display. In addition, increases in digital revenue have not yet fully offset the decline in physical revenue. We believe this is attributable to the ability of consumers in the digital space to purchase individual tracks from an album rather than purchase the entire album and the ongoing issue of piracy. Digital revenue increased $57 million, or 9%, for the fiscal year ended September 30, 2010, largely due to strong international download growth and moderate domestic download growth, offset by declines in mobile revenues primarily related to lower ringtone demand in the U.S. Digital revenue in the U.S. is increasingly correlated to our overall release schedule and the timing and success of new products and service introductions. Excluding the favorable impact of foreign currency exchange rates, total Recorded Music revenues decreased $248 million, or 9%, for the fiscal year ended September 30, 2010.

Music Publishing revenues decreased by $26 million, or 4%, to $556 million for the fiscal year ended September 30, 2010 from $582 million for the fiscal year ended September 30, 2009. The decrease in Music Publishing revenue was due primarily to declines in performance revenues and mechanical revenues, which more than offset the increases in synchronization and digital revenue. Performance revenue decreases were due primarily to the timing of cash collections and our decision not to renew certain low margin administrative deals. The decrease in mechanical revenues was due primarily to a $25 million benefit recorded in the 2009 fiscal year, as compared with a $5 million benefit recorded in the 2010 fiscal year, stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by U.S. record companies. The decrease in mechanical revenues was partially offset by higher physical recorded music royalties earned primarily related to Michael Jackson, Susan Boyle and Michael Bublé. Synchronization revenue increases reflected an improvement in the advertising industry. Digital revenue increased $5 million due to the continued transition from physical to digital sales and the timing of collections. Excluding the favorable impact of foreign currency exchange rates, total Music Publishing revenues decreased $31 million, or 5%, for the fiscal year ended September 30, 2010.

Revenue by Geographical Location

2011 vs. 2010

U.S. revenues decreased by $104 million, or 8%, to $1.153 billion for the twelve months ended September 30, 2011 from $1.257 billion for the fiscal year ended September 30, 2010. The decrease in revenue for our U.S. Recorded Music business primarily reflected the on-going transition from physical sales to new forms of digital sales in the recorded music industry, a more robust release schedule in the prior fiscal year and declines in mobile revenues primarily related to lower ringtone demand, partially offset by increases in digital revenue, licensing revenue and revenue from expanded-right deals with certain domestic artists. Expected decreases in mechanical revenue reflected the ongoing impact of the transition from physical to digital sales in the recorded music industry, the timing of cash collections, an interim reduction in royalty rates related to radio performances in the U.S. and the prior-year benefit of $5 million stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by record companies . The increase in digital revenue reflected growth in global digital downloads and certain streaming services. Other music publishing revenue increased primarily as a result of higher print revenue.

International revenues decreased by $23 million, or 1%, to $1.735 billion for the twelve months ended September 30, 2011 from $1.758 billion for the fiscal year ended September 30, 2010. Excluding the favorable impact of foreign currency exchange, international revenues decreased $97 million, or 5%. Revenue growth in France was more than offset by weakness in the rest of the world, mostly in U.K., Europe and Japan. An increase in digital revenue, primarily as a result of continued growth in global downloads and emerging digital streaming services and revenue from our European concert promotion businesses was more than offset by contracting demand for physical product, which reflected the on-going transition from physical sales to new forms of digital sales in the recorded music industry and a more robust release schedule in the prior fiscal year.

2010 vs. 2009

U.S. revenues decreased by $159 million, or 11%, to $1.257 billion for the fiscal year ended September 30, 2010 from $1.416 billion for the fiscal year ended September 30, 2009. The overall decline in the U.S. Recorded Music business primarily reflected the on-going transition from physical sales to new forms of digital sales in the recorded music industry. The decline in the U.S. Publishing business was primarily due to declines in performance revenues and mechanical revenues. Performance revenue decreases were due primarily to the timing of cash collections and our decision not to renew certain low margin administrative deals. The decrease in mechanical revenues was due primarily to a $25 million benefit recorded in the 2009 fiscal year, as compared with a $5 million benefit recorded in the 2010 fiscal year, stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by U.S. record companies. The decrease in mechanical revenues was partially offset by higher physical recorded music royalties earned primarily related to Michael Jackson, Susan Boyle and Michael Bublé.

International revenues decreased by $57 million, or 3%, to $1.758 billion for the fiscal year ended September 30, 2010 from $1.815 billion for the fiscal year ended September 30, 2009. An increase in digital revenue, primarily as a result of growth in digital downloads, was more than offset by the contracting demand for physical product and licensing revenues. The contracting demand for physical product reflected the ongoing impact from transitioning to digital from physical sales in the recorded music industry. Revenue growth in the U.K. and Italy was more than offset by weakness in Japan as well as other parts of Europe. Excluding the favorable impact of foreign currency exchange, international revenues decreased $123 million, or 7%.

See “Business Segment Results” presented hereinafter for a discussion of revenue by type for each business segment.

Cost of revenues

Our cost of revenues was composed of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor		2011 vs. 2010		2010 vs. 2009
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Fiscal Years Ended September 30,
				2010	2009	$ Change	% Change	$ Change	% Change
Artist and repertoire costs	$151	$775	$926	$948	$1,065	$(22)	-2%	$(117)	-11%
Product costs	120	427	547	566	589	(19)	-3%	(23)	-4%
Licensing costs	15	63	78	70	78	8	11%	(8)	-10%

Total cost of revenues	$286	$1,265	$1,551	$1,584	$1,732	$(33)	-2%	$(148)	-9%

2011 vs. 2010

Cost of revenues decreased by $33 million, or 2%, to $1.551 billion for the twelve months ended September 30, 2011 from $1.584 billion for the fiscal year ended September 30, 2010. Expressed as a percent of revenues, cost of revenues were 54% and 53% for the twelve months ended September 30, 2011 and for the fiscal year ended 2010, respectively.

Artist and repertoire costs decreased $22 million, or 2%, to $926 million for the twelve months ended September 30, 2011 from $948 million for the fiscal year ended September 30, 2010. The decrease in artist and repertoire costs was driven by decreased revenues for the current twelve months ended, partially offset by the prior year impacts of a cost-recovery benefit related to the early termination of certain artist contracts and a benefit from increased recoupment on artists whose advances were previously written off.

Artist and repertoire costs as a percentage of revenues remained flat at 32% for the twelve months ended September 30, 2011 and the fiscal year ended September 30, 2010.

Product costs decreased $19 million, or 3%, to $547 million for the twelve months ended September 30, 2011 from $566 million for the fiscal year ended September 30, 2010. The decrease in product costs was driven by effective supply chain management and the continuing change in mix from physical to digital sales, partially offset by higher non-traditional recorded music business costs related to the increase in revenue from our European concert promotion businesses. Costs associated with our non-traditional recorded music businesses are primarily recorded as a component of product costs. Product costs as a percentage of revenues were 19% of revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively.

Licensing costs increased $8 million, or 11%, to $78 million for the twelve months ended September 30, 2011 from $70 million for the fiscal year ended September 30, 2010, primarily as a result of the increase in licensing revenues. Licensing costs as a percentage of licensing revenues increased from 32% for the fiscal year ended September 30, 2010 to 33% for the twelve months ended September 30, 2011, primarily as a result of changes in revenue mix.

2010 vs. 2009

Cost of revenues decreased by $148 million, or 9%, to $1.584 billion for the fiscal year ended September 30, 2010 from $1.732 billion for the fiscal year ended September 30, 2009. Expressed as a percent of revenues, cost of revenues was 53% and 54% for the fiscal years ended September 30, 2010 and September 30, 2009, respectively.

Artist and repertoire costs decreased $117 million, or 11%, to $948 million for the fiscal year ended September 30, 2010 from $1.065 billion for the fiscal year ended September 30, 2009. The decrease in artist and repertoire costs was driven by decreased revenues for the current twelve months ended period, a cost-recovery benefit related to the early termination of certain artist contracts and a benefit from increased recoupment on artists whose advances were previously written off, partially offset by severance charges taken in the current twelve months ended period primarily related to our Recorded Music operations. Artist and repertoire costs as a percentage of revenues decreased from 33% for the fiscal year ended September 30, 2009 to 32% for the fiscal year ended September 30, 2010 primarily as a result of the timing of artist and repertoire spending and revenue mix.

Product costs decreased $23 million, or 4%, to $566 million for the fiscal year ended September 30, 2010 from $589 million for the fiscal year ended September 30, 2009. The decrease in product costs was primarily a result of the change in mix from the sale of physical products to new forms of digital music partially offset by increased production costs associated with our European concert promotion business. Product costs as a percentage of revenues were 19% and 18% of revenues in the fiscal years ended September 30, 2010 and September 30, 2009, respectively. The increase as a percentage of revenues was driven primarily by production costs associated with our European concert promotion business, which is typically lower in margin than our traditional recorded music business.

Licensing costs decreased $8 million, or 10%, to $70 million for the fiscal year ended September 30, 2010 from $78 million for the fiscal year ended September 30, 2009, primarily as a result of the decrease in licensing revenues. Licensing costs as a percentage of licensing revenues decreased from 35% for the fiscal year ended September 30, 2009 to 32% for the fiscal year ended September 30, 2010, primarily as a result of changes in revenue mix.

Selling, general and administrative expenses

Our selling, general and administrative expenses are composed of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Fiscal Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
General and administrative expense (1)	$96	$450	$546	$583	$564	$(37)	-6%	$19	3%
Selling and marketing expense	78	335	413	444	483	(31)	-7%	(39)	-8%
Distribution expense	12	46	58	68	66	(10)	-15%	2	3%

Total selling, general and administrative expense	$186	$831	$1,017	$1,095	$1,113	$(78)	-7%	$(18)	-2%

(1)	Includes depreciation expense of $42 million, $39 million and $37 million for the twelve months ended September 30, 2011 and for fiscal years ended September 30, 2010 and September 30, 2009, respectively.

2011 vs. 2010

Selling, general and administrative expense decreased by $78 million, or 7%, to $1.017 billion for the twelve months ended September 30, 2011 from $1.095 billion for the fiscal year ended September 30, 2010. Expressed as a percent of revenues, selling, general and administrative expense decreased to 35% for the twelve months ended September 30, 2011 as compared with 37% for the fiscal year ended September 30, 2010.

General and administrative expense decreased by $37 million, to $546 million for the twelve months ended September 30, 2011 from $583 million for the fiscal year ended September 30, 2010. The decrease in general and administrative expense was driven by lower compensation expense, the benefit from the Limewire settlement, the realization of cost savings from management initiatives taken in prior periods, lower bad debt expense in the current period and lower severance charges in the current period, partially offset by an increase in share-based compensation expense of $14 million related to the payout for unvested Predecessor options and restricted stock awards as well as the modifications of existing restricted stock award agreements and an increase in merger and acquisition related professional fees. General and administrative expense as a percentage of revenues decreased to 19% for the twelve months ended September 30, 2011 as compared with 20% for the fiscal year ended September 30, 2010.

Selling and marketing expense decreased by $31 million, or 7%, to $413 million for the twelve months ended September 30, 2011 from $444 million for the fiscal year ended September 30, 2010. The decrease in selling and marketing expense was primarily as a result of our effort to better align selling and marketing expenses with revenues Selling and marketing expense as a percentage of revenues decreased from 15% for the fiscal year ended September 30, 2010 to 14% for the twelve months ended September 30, 2011.

Distribution expense decreased by $10 million, or 15%, to $58 million for the twelve months ended September 30, 2011 from $68 million for the fiscal year ended September 30, 2010. The decrease in distribution expense was driven by the ongoing transition from physical to digital sales. Distribution expense as a percentage of revenues remained flat as a percentage of revenues at 2% for the twelve months ended September 30, 2011 and for the fiscal year ended and September 30, 2010.

2010 vs. 2009

Selling, general and administrative expense decreased by $18 million, or 2%, to $1.095 billion for the fiscal year ended September 30, 2010 from $1.113 billion for the fiscal year ended September 30, 2009. Expressed as a percent of revenues, selling, general and administrative expense increased to 37% for the fiscal year ended September 30, 2010 from 35% for the fiscal year ended September 30, 2009.

General and administrative expense increased by $19 million, or 3%, to $583 million for the fiscal year ended September 30, 2010 from $564 million for the fiscal year ended September 30, 2009. Expressed as a percentage of revenues, general and administrative expenses increased from 18% for the fiscal year ended September 30, 2009 to 20% for the fiscal year ended September 30, 2010, driven by severance charges of $47 million recorded during the current year primarily related to our Recorded Music operations as compared with $23 million taken during the prior fiscal year, partially offset by realization of cost savings from initiatives taken by management in prior periods.

Selling and marketing expense decreased by $39 million, or 8%, to $444 million for the fiscal year ended September 30, 2010 from $483 million for the fiscal year ended September 30, 2009. The decrease in selling and marketing expense was primarily as a result of our effort to better align selling and marketing expenses with revenues earned partially offset by severance charges of $4 million taken during the current twelve months ended primarily related to our Recorded Music operations. Selling and marketing expense as a percentage of revenues remained flat at 15% for the fiscal years ended September 30, 2010 and September 30, 2009.

Distribution expense increased by $2 million, or 3%, to $68 million for the fiscal year ended September 30, 2010 from $66 million for the fiscal year ended September 30, 2009. The decrease in distribution expense was driven by the ongoing transition from physical to digital sales. Distribution expense remained flat as a percentage of revenues at 2% for the fiscal years ended September 30, 2010 and September 30, 2009.

Transaction costs

2011 vs 2010

Transaction costs of $53 million for the twelve months ended September 30, 2011 were incurred in connection with the consummation of the Merger. These costs primarily included advisory, accounting, legal and other professional fees.

Reconciliation of Consolidated Historical OIBDA to Operating Income and Net Loss Attributable to Warner Music Group Corp.

As previously described, we use OIBDA as our primary measure of financial performance. The following table reconciles OIBDA to operating income, and further provides the components from operating income to net loss attributable to Warner Music Group Corp. for purposes of the discussion that follows (in millions):

	Successor	Predecessor	For the twelve months ended September 30, 2011
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		Predecessor
				For the Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
OIBDA	$81	$209	$290	$348	$397	$(58)	-17%	$(49)	-12%
Depreciation expense	(9)	(33)	(42)	(39)	(37)	(3)	8%	(2)	5%
Amortization expense	(38)	(178)	(216)	(219)	(225)	3	-1%	6	-3%

Operating income (loss)	34	(2)	32	90	135	(58)	-64%	(45)	-33%
Interest expense, net	(62)	(151)	(213)	(190)	(195)	(23)	-12%	5	-3%
Gain on sale of equity-method investment	—	—	—	—	36	—	—	(36)	-100%
Gain on foreign exchange transaction	—	—	—	—	9	—	—	(9)	-100%
Impairment of cost-method investments	—	—	—	(1)	(29)	1	100%	28	97%
Impairment of equity-method investments	—	—	—	—	(11)	—	—	11	100%
Other income (expense), net	—	5	5	(3)	1	8	—	(4)	—

(Loss) income before income taxes	(28)	(148)	(176)	(104)	(54)	(72)	69%	(50)	93%
Income tax expense	(3)	(27)	(30)	(41)	(50)	11	-27%	9	-18%

Net loss	(31)	(175)	(206)	(145)	(104)	(61)	42%	(41)	39%
Less: loss attributable to noncontrolling interest	—	1	1	2	4	(1)	-50%	(2)	-50%

Net loss attributable to Warner Music Group Corp.	$(31)	$(174)	$(205)	$(143)	$(100)	$(62)	43%	$(43)	43%

OIBDA

2011 vs. 2010

Our OIBDA decreased by $58 million, or 17%, to $290 million for the twelve months ended September 30, 2011 as compared to $348 million for the fiscal year ended September 30, 2010. Expressed as a percentage of revenues, total OIBDA margin decreased from 12% for the fiscal year ended September 30, 2010 to 10% for the twelve months ended September 30, 2011. Our OIBDA decrease was primarily driven by the decrease in revenue, transaction costs incurred in connection with the consummation of the Merger, an increase in share-based compensation expense related to the payout for unvested Predecessor options and restricted stock awards as well as from the modification of certain restricted stock award agreements, an increase in merger and acquisition related professional fees, an increase in licensing costs as well as the prior-year impacts of a cost-recovery benefit related to the termination of certain artist recording contracts and an adjustment in Music Publishing royalty reserves. The decrease was partially offset by reductions in artist and repertoire costs, product costs, distribution costs, selling and marketing expense, lower compensation expense, the benefit from the

Limewire settlement, the realization of cost savings from management initiatives taken in prior periods, lower bad debt expense in the current period and $16 million of lower severance charges in the current period as compared with the prior-year period.

2010 vs. 2009

Our OIBDA decreased by $49 million to $348, or 12%, million for the fiscal year ended September 30, 2010 as compared to $397 million for the fiscal year ended September 30, 2009. Expressed as a percentage of revenues, total OIBDA margin remained flat at 12% for the fiscal years ended September 30, 2010 and September 30, 2009. Our OIBDA decrease was primarily driven by decreased revenues and increased severance charges of $31 million primarily related to our Recorded Music operations, partially offset by the realization of cost savings from management initiatives taken in prior periods and the decreases in artist and repertoire and selling and marketing expense noted above.

See “Business Segment Results” presented hereinafter for a discussion of OIBDA by business segment.

Depreciation expense

2011 vs. 2010

Depreciation expense increased by $3 million, or 8%, from $39 million for fiscal year ended September 30, 2010 to $42 million for the twelve months ended September 30, 2011, primarily due to recently completed capital projects and purchase price accounting recorded in connection with the Merger.

2010 vs. 2009

Depreciation expense increased by $2 million, or 5%, from $37 million for the fiscal year ended September 30, 2009 to $39 million for the fiscal year ended September 30, 2010. The increase was primarily related to additional depreciation expense from recently acquired companies.

Amortization expense

2011 vs. 2010

Amortization expense decreased by $3 million, or 1%, from $219 million for the fiscal year ended September 30, 2010 to $216 million for the twelve months ended September 30, 2011. The decrease was primarily related to purchase price accounting recorded in connection with the Merger due to longer useful lives, partially offset by additional amortization associated with recent intangible asset acquisitions.

2010 vs. 2009

Amortization expense decreased by $6 million, or 3%, from $225 million for the fiscal year ended September 30, 2009 to $219 million for the fiscal year ended September 30, 2010. The decrease was due primarily to certain intangible assets being fully amortized during the fiscal year ended September 30, 2010.

Operating income

2011 vs. 2010

Our operating income decreased $58 million, or 64%, to $32 million for the twelve months ended September 30, 2011 as compared to $90 million for the fiscal year ended September 30, 2010. Operating income margin decreased to 1% for the twelve months ended September 30, 2011, from 3% for the fiscal year ended September 30, 2010. The decrease in operating income was primarily due to the decline in OIBDA, the increase in depreciation expense, partially offset by the decrease in amortization expense noted above.

2010 vs. 2009

Our operating income decreased $45 million, or 33%, to $90 million for the fiscal year ended September 30, 2010 as compared to $135 million for the fiscal year ended September 30, 2009. Operating income margin decreased to 3% for the fiscal year ended September 30, 2010, from 4% for the fiscal year ended September 30, 2009. The decrease in operating income was primarily due to the decline in OIBDA and the increase in depreciation expense partially offset by the decrease in amortization expense noted above.

Interest expense, net

2011 vs. 2010

Interest expense, net, increased $23 million, or 12%, to $213 million for the twelve months ended September 30, 2011 as compared to $190 million for the fiscal year ended September 30, 2010. The increase in interest expense was primarily driven by the refinancing of certain of our existing indebtedness in connection with the Merger. The refinancing resulted in $19 million in tender/call premiums incurred in connection with the debt obligations that were repaid in full. In addition, the new debt obligations were issued with higher interest rates.

2010 vs. 2009

Interest expense, net, decreased $5 million, or 3%, to $190 million for the fiscal year ended September 30, 2010 as compared to $195 million for the fiscal year ended September 30, 2009. The decrease was primarily driven by deferred financing fees of $18 million, written off during the 2009 fiscal year in connection with the repayment of our senior secured credit facility. The decrease was partially offset by the change in interest terms related to our refinancing in May 2009.

See “—Financial Condition and Liquidity” for more information.

Gain on sale of equity-method investment

During the fiscal year ended September 30, 2009, we sold our remaining equity stake in Front Line Management to Ticketmaster for $123 million in cash. As a result of the transaction, we recorded a gain on sale of equity-method investment of $36 million.

Gain on foreign exchange transaction

During the fiscal year ended September 30, 2009, we recorded a $9 million non-cash gain on a foreign exchange transaction as a result of a settlement of a short-term foreign denominated loan related to the Front Line Management sale.

Impairment of cost-method investments

2010 vs. 2009

During the fiscal year ended September 30, 2010, we recorded a $1 million charge to write off certain cost-method investments based on their current fair value. During the fiscal year ended September 30, 2009, we determined that our cost-method investments in digital venture capital companies, including imeem and lala, were impaired largely due to the current economic environment and changing business conditions from the time of the initial investment. As a result, we recorded one-time charges of $29 million, including $16 million to write off our investment in imeem and $11 million to write down our investment in lala.

Impairment of equity-method investments

During the fiscal year ended September 30, 2009, we chose not to continue our participation in Equatrax, L.P. (formerly known as Royalty Services, L.P.) and Equatrax, LLC (formerly known as Royalty Services, LLC), which were formed in 2004 to develop an outsourced royalty platform. As a result, we wrote off the remaining $10 million related to our investment in the joint venture and another $1 million related to another smaller investment.

Other income (expense), net

2011 vs. 2010

Other income (expense), net for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010 included net hedging gains on foreign exchange contracts, which represent currency exchange movements associated with intercompany receivables and payables that are short term in nature, offset by equity in earnings on our share of net income on investments recorded in accordance with the equity method of accounting for an unconsolidated investee. In addition, other income increased as a result of the settlement of an income tax audit in Germany reimbursable to us by Time Warner under the terms of the 2004 Acquisition.

2010 vs. 2009

Other income (expense), net for the fiscal years ended September 30, 2010 and September 30, 2009 included net hedging gains on foreign exchange contracts, which represent currency exchange movements associated with intercompany receivables and payables that are short term in nature, offset by equity in earnings on our share of net income on investments recorded in accordance with the equity method of accounting for an unconsolidated investee.

Income tax expense

2011 vs. 2010

Income tax expense decreased to $30 million for the twelve months ended September 30, 2011 from $41 million for the fiscal year ended September 30, 2010. The decrease in income tax expense primarily relates to a decrease in pretax earnings in certain foreign jurisdictions, and a valuation allowance reversal related to acquisitions during the twelve months ended September 30, 2011, offset by additional tax reserves.

2010 vs. 2009

We provided income tax expense of $41 million and $50 million for the fiscal years ended September 30, 2010 and September 30, 2009, respectively. The decrease in income tax expense primarily relates to a decrease in pretax earnings in certain foreign jurisdictions.

Net loss

2011 vs. 2010

Our net loss increased by $61 million to $206 million for the twelve months ended September 30, 2011, as compared to $145 million for the fiscal year ended September 30, 2010. The increase was a result of the decrease in our OIBDA and increases in depreciation expense and interest expense, partially offset by the decrease in income tax and amortization expense and the change in other income (expense) noted above.

2010 vs. 2009

Our net loss increased by $41 million to $145 million for the fiscal year ended September 30, 2010, as compared to $104 million for the fiscal year ended September 30, 2009. The increase in net loss was primarily the result of the factors noted above with respect to our loss.

Noncontrolling interest

2011 vs. 2010

Net loss attributable to noncontrolling interests for the twelve months ended September 30, 2011 and for the fiscal year ended 2010 were $1 million and $2 million, respectively.

2010 vs. 2009

Net loss attributable to noncontrolling interests for the fiscal years ended September 30, 2010 and September 30, 2009 were $2 million and $4 million, respectively.

Business Segment Results

Revenue, OIBDA and operating income (loss) by business segment are as follows (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Fiscal Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
Recorded Music
Revenue	$454	$1,890	$2,344	$2,459	$2,649	$(115)	-5%	$(190)	-7%
OIBDA	48	234	282	279	332	3	1%	(53)	-16%
Operating income	$17	$93	$110	$102	$149	$8	8%	$(47)	-32%

Music Publishing
Revenue	$104	$440	$544	$556	$582	$(12)	-2%	$(26)	-4%
OIBDA	51	96	147	157	165	(10)	-6%	(8)	-5%
Operating income	$39	$34	$73	$86	$97	$(13)	-15%	$(11)	-11%

Corporate Expenses and Eliminations
Revenue	$(4)	$(15)	$(19)	$(27)	$(26)	$8	-30%	$(1)	-4%
OIBDA	(18)	(121)	(139)	(88)	(100)	(51)	58%	12	12%
Operating loss	$(22)	$(129)	$(151)	$(98)	$(111)	$(53)	54%	$13	-12%

Total
Revenue	$554	$2,315	$2,869	$2,988	$3,205	$(119)	-4%	$(217)	-7%
OIBDA	81	209	290	348	397	(58)	-17%	(49)	-12%
Operating income	$34	$(2)	$32	$90	$135	$(58)	-64%	$(45)	-33%

Recorded Music

Revenues

2011 vs. 2010

Recorded Music revenues decreased $115 million, or 5% to $2.344 billion for the twelve months ended September 30, 2011, from $2.459 billion for the fiscal year ended September 30, 2010. Prior to intersegment eliminations, Recorded Music revenues represented 81% and 82% of consolidated revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. U.S. Recorded Music revenues were $958 million and $1.043 billion, or 41% and 42% of Recorded Music revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. International Recorded Music revenues were $1.386 billion and $1.416 billion, or 59% and 58% of consolidated Recorded Music revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively.

This performance reflected the continued decline in physical sales in the recorded music industry and a more robust release schedule in the prior fiscal year, partially offset by increases in digital revenue, licensing revenue and revenue from our European concert promotion businesses. The increases in digital revenue have not yet fully offset the decline in physical revenue. Digital revenues increased by $55 million, or 8%, for the twelve months ended September 30, 2011, driven by the growth in digital downloads in the U.S. and International and emerging new digital revenue streams such as Spotify and YouTube, partially offset by the continued decline in global mobile revenue primarily related to lower ringtone demand. Licensing revenues increased $16 million, or 7%, to $234 million for the twelve months ended September 30, 2011, driven primarily by increases in the licensing of recorded music assets in film and television as well as compilations. The increases in our European concert promotion business reflected a stronger touring schedule in the current fiscal year. Excluding the favorable impact of foreign currency exchange rates, total Recorded Music revenues decreased by $173 million, or 7%, for the twelve months ended September 30, 2011.

2010 vs. 2009

Recorded Music revenues decreased $190 million, or 7% to $2.459 billion for the fiscal year ended September 30, 2010, from $2.649 billion for the fiscal year ended September 30, 2009. Prior to intersegment eliminations, Recorded Music revenues represented 82% of consolidated revenues for the fiscal years ended September 30, 2010 and September 30, 2009. U.S. Recorded Music revenues were $1.043 billion and $1.174 billion, or 42% and 44% of Recorded Music revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively. International Recorded Music revenues were $1.416 billion and $1.475 billion, or 58% and 56% of consolidated Recorded Music revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively.

This performance reflected the ongoing impact of the transition from physical to digital sales and decreased licensing revenues partially offset by stronger international concert promotion revenue in the current fiscal year, most notably in Italy. Reduced consumer demand for physical products has resulted in a reduction in the amount of floor and shelf space dedicated to music by retailers. Retailers still account for the majority of sales of our physical product; however, as the number of physical music retailers has declined significantly, there is increased competition for available display space. This has led to a decrease in the amount and variety of physical product on display. In addition, increases in digital revenue have not yet fully offset the decline in physical revenue. We believe this is attributable to the ability of consumers in the digital space to purchase individual tracks from an album rather than purchase the entire album and the ongoing issue of piracy. Digital revenue increased $57 million, or 9%, for the fiscal year ended September 30, 2010, largely due to strong international download growth and moderate domestic download growth, offset by declines in mobile revenues primarily related to lower ringtone demand in the U.S. Digital revenue in the U.S. is increasingly correlated to our overall release schedule and the timing and success of new products and service introductions. Excluding the favorable impact of foreign currency exchange rates, total Recorded Music revenues decreased $251 million, or 9%, for the fiscal year ended September 30, 2010.

Recorded Music cost of revenues was composed of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
Artist and repertoire costs	$114	$501	$615	$642	$732	$(27)	-4%	$(90)	-12%
Product costs	119	428	547	566	589	(19)	-3%	(23)	-4%
Licensing costs	15	63	78	70	78	8	11%	(8)	-10%

Total cost of revenues	$248	$992	$1,240	$1,278	$1,399	$(38)	-3%	$(121)	-9%

Cost of revenues

2011 vs. 2010

Recorded Music cost of revenues decreased by $38 million, or 3%, for the twelve months ended September 30, 2011. Cost of revenues represented 53% and 52% of Recorded Music revenues for the twelve months ended September 30, 2011 and for the fiscal years ended September 30, 2010. The decrease in cost of revenues was driven primarily by decreases in artist and repertoire costs and product costs, partially offset by an increase in licensing costs. The decrease in artist and repertoire costs was driven by decreased revenues for the current twelve months ended period, a cost-recovery benefit recognized in the prior year related to the early termination of certain artist contracts and a benefit from increased recoupment on artists whose advances were previously written off. The decrease in product costs was driven by effective supply chain management and the continuing change in mix from physical to digital sales, partially offset by higher non-traditional recorded music business costs related to the increase in revenue from our European concert promotion businesses. The increase in licensing costs was driven by the increase in licensing revenue.

2010 vs. 2009

Recorded Music cost of revenues decreased by $121 million, or 9%, for the fiscal year ended September 30, 2010. Cost of revenues represented 52% and 53% of Recorded Music revenues for the fiscal years ended September 30, 2010 and September 30, 2009. The decrease in cost of revenues was driven primarily by the decrease in artist and repertoire costs, product costs and licensing costs. The decrease in artist and repertoire costs was driven by the decrease in revenue, a cost-recovery benefit related to the early termination of certain artist contracts and a benefit from increased recoupment on artists whose advances were previously written off. The decrease in product costs was driven by the decline of physical product revenue as a result of the change in revenue mix from the sale of physical products to new forms of digital music partially offset by production costs associated with our European concert promotion business. The decrease in licensing costs was driven by the decrease in licensing revenue.

Recorded Music selling, general and administrative expenses were composed of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor		2011 vs. 2010		2010 vs. 2009
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Years Ended September 30,
				2010	2009	$ Change	% Change	$ Change	% Change
General and administrative expense (1)	$74	$309	$383	$423	$398	$(40)	-9%	$25	6%
Selling and marketing expense	77	330	407	436	476	(29)	-7%	(40)	-8%
Distribution expense	12	46	58	68	66	(10)	-15%	2	3%

Total selling, general and administrative expense	$163	$685	$848	$927	$940	$(79)	-9%	$(13)	-1%

(1)	Includes depreciation expense of $26 million, $25 million and $22 million for the twelve months ended September 30, 2011, September 30, 2010 and September 30, 2009, respectively.

Selling, general and administrative expense

2011 vs. 2010

Selling, general and administrative costs decreased by $79 million, or 9% for the twelve months ended September 30, 2011. The decrease in selling, general and administrative expense was driven primarily by decreases in selling and marketing expense, general and administrative expense and distribution expense. The decrease in selling and marketing expense was primarily as a result of our effort to better align selling and marketing expenses with revenues earned as well as lower severance charges in the current period. The decrease in general and administrative expense was driven by the benefit from the LimeWire settlement, lower bad debt expense, lower compensation expense, lower severance charges and the realization of cost savings from management initiatives taken in prior periods, partially offset by an increase in stock compensation expense related to the modifications of existing restricted stock award agreements. The decrease in distribution expense was driven by the ongoing transition from physical to digital sales. Expressed as a percentage of Recorded Music revenues, selling, general and administrative expenses decreased to 36% for twelve months ended September 30, 2011 from 38% for the fiscal year ended September 30, 2010.

2010 vs. 2009

Selling, general and administrative costs decreased by $13 million, or 1%, for the fiscal year ended September 30, 2010. The decrease in selling, general and administrative expense was driven primarily by the decrease in selling and marketing expense partially offset by the increase in general and administrative expense. The decrease in selling and marketing expense was driven by our continued efforts to better align spending on selling and marketing expense with revenues earned. The increase in general and administrative expense was driven by severance charges $46 million taken during the 2010 fiscal year as compared with $18 million in the 2009 fiscal year, partially offset by the realization of cost savings from management initiatives taken in prior periods. Expressed as a percentage of Recorded Music revenues, selling, general and administrative expenses increased to 38% for fiscal year ended September 30, 2010 from 35% for the fiscal years ended September 30, 2009.

OIBDA and Operating income

Recorded Music operating income included the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
OIBDA	$48	$234	$282	$279	$332	$3	1%	$(53)	-16%
Depreciation and amortization expense	(31)	(141)	(172)	(177)	(183)	5	-3%	6	-3%

Operating income	$17	$93	$110	$102	$149	$8	8%	$(47)	-32%

2011 vs. 2010

Recorded Music OIBDA increased by $3 million, or 1%, to $282 million for the twelve months ended September 30, 2011 compared to $279 million for the fiscal year ended September 30, 2010. Expressed as a percentage of Recorded Music revenues, Recorded Music OIBDA margin was 12% and 11% for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. Our increased OIBDA margin was primarily the result of the realization of cost savings from management initiatives taken in prior periods, the benefit from the LimeWire settlement, lower bad debt expense, lower compensation expense, lower severance charges, lower products costs and lower selling and marketing and distribution expense, partially offset by an increase in stock compensation expense related to the modifications of existing restricted stock award agreements.

Recorded Music operating income increased by $8 million, or 8% due to the increase in OIBDA noted above, the decrease in amortization expense, partially offset by the increase in depreciation expense. Recorded Music operating income margin increased to 5% for the twelve months ended September 30, 2011 from 4% for the fiscal year ended September 30, 2010.

2010 vs. 2009

Recorded Music OIBDA decreased by $53 million, or 16%, to $279 million for the fiscal year ended September 30, 2010 compared to $332 million for the fiscal year ended September 30, 2009. Expressed as a percentage of Recorded Music revenues, Recorded Music OIBDA margin was 11% and 13% for the fiscal years ended September 30, 2010 and September 30, 2009, respectively. Our decreased OIBDA margin was primarily the result of increased severance charges and decreased revenues, partially offset by the realization of cost savings from management initiatives taken in prior periods and the decrease in artist and repertoire costs and product costs noted above.

Recorded Music operating income decreased by $47 million, or 32%, due to the decrease in OIBDA and the increase in depreciation expense, partially offset by the decrease in depreciation and amortization expense noted above. Recorded Music operating income margin decreased to 4% for the fiscal year ended September 30, 2010 from 6% for the fiscal year ended September 30, 2009.

Music Publishing

Revenues

2011 vs. 2010

Music Publishing revenues decreased by $12 million, or 2%, to $544 million for the twelve months ended September 30, 2011 from $556 million for the fiscal year ended September 30, 2010. Prior to intersegment eliminations, Music Publishing revenues represented 19% and 18% of consolidated revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. U.S. Music Publishing revenues were $195 million and $214 million, or 36% and 38% of Music Publishing revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. International Music Publishing revenues were $349 million and $342 million, or 64% and 62% of Music Publishing revenues for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010, respectively. Excluding the favorable impact of foreign currency exchange rates, total Music Publishing revenues decreased by $28 million, or 5%, for the twelve months ended September 30, 2011.

The decrease in Music Publishing revenues was driven primarily by an expected decrease in mechanical revenue, partially offset by an increase in synchronization revenue, performance revenue, digital revenue and other revenue. Expected decreases in mechanical revenue reflected the ongoing impact of the transition from physical to digital sales in the recorded music industry, the timing of cash collections, an interim reduction in royalty rates related to radio performances in the U.S. and the prior-year benefit of $5 million stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by U.S. record companies. Synchronization revenue results reflected the improvement of the U.S. advertising market and renewals on certain licensing deals. Performance revenue improved as a result of recent acquisitions and collections from international societies, partially offset by our decision not to renew a low margin administration deal in the prior year. The increase in digital revenue reflected growth in global digital downloads and certain streaming services. Other music publishing revenue increased primarily as a result of higher print revenue in the U.S.

2010 vs. 2009

Music Publishing revenues decreased by $26 million, or 4%, to $556 million for the fiscal year ended September 30, 2010 from $582 million for the fiscal year ended September 30, 2009. Prior to intersegment eliminations, Music Publishing revenues represented 18% of consolidated revenues, for the fiscal years ended September 30, 2010 and September 30, 2009. U.S. Music Publishing revenues were $214 million and $242 million, or 38% and 42% of Music Publishing revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively. International Music Publishing revenues were $342 million and $340 million, or 62% and 58% of Music Publishing revenues for the fiscal years ended September 30, 2010 and September 30, 2009, respectively.

The decrease in Music Publishing revenue was due primarily to declines in performance revenues and mechanical revenues, which more than offset the increases in synchronization and digital revenue. Performance revenue decreases were due primarily to the timing of cash collections and our decision not to renew certain low margin administrative deals. The decrease in mechanical revenues was due primarily to a $25 million benefit recorded in the 2009 fiscal year, as compared with a $5 million benefit recorded in the 2010 fiscal year, stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by record companies. The decrease in mechanical revenues was partially offset by higher physical recorded music royalties earned primarily related to Michael Jackson, Susan Boyle and Michael Bublé.

Synchronization revenue increases reflected an improvement in the advertising industry. Digital revenue increased $5 million due to the continued transition from physical to digital sales and the timing of collections. Excluding the favorable impact of foreign currency exchange rates, total Music Publishing revenues decreased $31 million, or 5%, for the fiscal year ended September 30, 2010.

Music Publishing cost of revenues was composed of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
Artist and repertoire costs	$42	$288	$330	$334	$359	$(4)	-1%	$(25)	-7%

Total cost of revenues	$42	$288	$330	$334	$359	$(4)	-1%	$(25)	-7%

Cost of revenues

2010 vs. 2011

Music Publishing cost of revenues decreased $4 million, or 1%, to $330 million for the twelve months ended September 30, 2011, from $334 million for the fiscal year ended September 30, 2010. The decrease in cost of revenues was driven primarily by a combination of lower revenues in the current-year and lower costs associated with a low-margin administration deal which we decided not to renew, partially offset by the timing of artist and repertoire spend as well as an adjustment to royalty reserves in the prior-year period. Music Publishing cost of revenues as a percentage of Music Publishing revenues increased to 61% for the twelve months ended September 30, 2011 from 60% for the fiscal year ended September 30, 2010, primarily as a result of a change in control fee paid in connection with the Merger as well as a prior-year period adjustment to royalty reserves.

2010 vs. 2009

Music Publishing cost of revenues decreased by $25 million, or 7%, to $334 million for the fiscal year ended September 30, 2010, from $359 million for the fiscal year ended September 30, 2009. Expressed as a percentage of Music Publishing revenues, Music Publishing cost of revenues decreased from 62% for the fiscal year ended September 30, 2009 to 60% for the fiscal year ended September 30, 2010. The decrease was driven primarily by revenue mix, an adjustment in royalty reserves and our continued focus to direct current and future spending on publishing deals that maximize profitability.

Music Publishing selling, general and administrative expenses were comprised of the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		Predecessor
				For the Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
General and administrative expense (1)	$9	$58	$67	$67	$60	$—	—	$7	12%
Selling and marketing expense	1	1	2	2	2	—	—	—	—

Total selling, general and administrative expense	$10	$59	$69	$69	$62	$—	—	$7	11%

(1)	Includes depreciation expense of $4 million for the twelve months ended September 30, 2011, September 30, 2010 and September 30, and 2009.

Selling, general and administrative expense

2011 vs. 2010

Music Publishing selling, general and administrative expense remained flat at $69 million for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010. Expressed as a percentage of Music Publishing revenues, Music Publishing selling, general and administrative expense remained flat at 13% for the twelve months ended September 30, 2011 and for the fiscal year ended September 30, 2010.

2010 vs. 2009

Music Publishing selling, general and administrative expense increased $7 million to $69 million for the fiscal year ended September 30, 2010 from $62 million for the fiscal year ended September 30, 2009 primarily as a result of increased professional fees and compensation expense. Expressed as a percentage of Music Publishing revenues, Music Publishing selling, general and administrative expense was 12% and 11% for the fiscal years ended September 30, 2010 and September 30, 2009, respectively.

Transaction costs

2011 vs. 2010

Transaction costs of $2 million for the twelve months ended September 30, 2011 were incurred in connection with the consummation of the Merger and relate primarily to a change in control fee.

OIBDA and Operating income

Music Publishing operating income includes the following amounts (in millions):

	Successor	Predecessor	For the Combined Twelve Months ended September 30, 2011	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011		For the Years Ended September 30,		2011 vs. 2010		2010 vs. 2009
				2010	2009	$ Change	% Change	$ Change	% Change
OIBDA	$51	$96	$147	$157	$165	$(10)	-6%	$(8)	-5%
Depreciation and amortization expense	(12)	(62)	(74)	(71)	(68)	(3)	4%	(3)	4%

Operating income	$39	$34	$73	$86	$97	$(13)	-15%	$(11)	-11%

2011 vs. 2010

Music Publishing OIBDA decreased $10 million to $147 million for the twelve months ended September 30, 2011 from $157 million for the fiscal year ended September 30, 2010. Expressed as a percentage of Music Publishing revenues, Music Publishing OIBDA decreased to 27% for the twelve months ended September 30, 2011 from 28% and for the fiscal year ended and September 30, 2010, respectively. The decrease in OIBDA was due primarily to lower revenues partially offset by lower artist and repertoire costs related to a low-margin administration deal which we decided not to renew.

Music Publishing operating income decreased by $13 million for the twelve months ended September 30, 2011 due to the decrease in OIBDA noted above and an increase in amortization expense related to additional amortization associated with recent intangible asset acquisitions.

2010 vs. 2009

Music Publishing OIBDA decreased $8 million to $157 million for the fiscal year ended September 30, 2010 from $165 million for the fiscal year ended September 30, 2009. The decrease in Music Publishing OIBDA was due primarily to a $2 million benefit recorded in the 2010 fiscal year, as compared with a $7 million benefit recorded in the 2009 fiscal year, stemming from an agreement reached by the U.S. recorded music and music publishing industries, which resulted in the payment of mechanical royalties accrued in prior years by U.S. record companies. Expressed as a percentage of Music Publishing revenues, Music Publishing OIBDA was flat at 28% for the fiscal years ended September 30, 2010 and September 30, 2009.

Music Publishing operating income decreased by $11 million for the fiscal year ended September 30, 2010 due to the increase in depreciation and amortization expense and the decrease in OIBDA as noted above.

Corporate Expenses and Eliminations

2011 vs. 2010

Our OIBDA loss from corporate expenses and eliminations increased $51 million to $139 million for the twelve months ended September 30, 2011, from $88 million for the fiscal year ended September 30, 2010. The increase in OIBDA loss from corporate expenses and eliminations was primarily driven by expenses incurred in connection with the consummation of the Merger, an increase in share-based compensation expense related to the payout of unvested Predecessor options and restricted stock awards as well as from the modification of certain restricted stock award agreements and an increase in merger and acquisition related professional fees, partially offset by lower compensation expense, the realization of cost savings from management initiatives taken in prior periods, lower bad debt expense in the current period and lower severance charges in the current period.

Our operating loss from corporate expenses and eliminations increased to $151 million for the twelve months ended September 30, 2011, from $98 million for the fiscal year ended September 30, 2010. The decrease in operating loss was primarily driven by the increase in corporate expenses noted above.

2010 vs. 2009

Our OIBDA loss from corporate expenses and eliminations decreased $12 million to $88 million for the fiscal year ended September 30, 2010, from $100 million for the fiscal year ended September 30, 2009. The decrease in OIBDA loss from corporate expenses and eliminations was primarily driven by our company-wide cost management efforts and lower professional fees.

Our operating loss from corporate expenses and eliminations decreased to $98 million for the fiscal year ended September 30, 2010, from $111 million for the fiscal year ended September 30, 2009. The decrease in operating loss was primarily driven by the decrease in corporate expenses noted above and amortization expense.

ADJUSTED RESULTS

As discussed above under “—Results of Operations”, GAAP requires that we separately present our results for fiscal 2011 between Predecessor and Successor periods and, for the periods presented below, we have done so elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Our combined results presented below and elsewhere in this discussion are not reported in accordance with GAAP but our management believes reviewing our operating results for the twelve months ended September 30, 2011 by combining the results of the Predecessor and Successor periods is more useful in identifying any trends in, or reaching conclusions regarding, our overall operating performance, and management performs reviews at that level. As discussed in the section entitled “—Factors Affecting Results of Operations and Financial Condition” above, our combined results for the twelve months ended September 30, 2011 have been affected by certain items identified as being in connection with the Merger. Factors affecting period-to-period comparability of the unadjusted combined results for the twelve months ended September 30, 2011 included transaction costs and share-based compensation expense related to the Merger.

The following tables reconcile our reported results to our adjusted results for the twelve months ended September 30, 2011. The items identified as being in connection with the Merger did not affect results in other periods.

Reconciliation of Reported Results to Adjusted Results, Twelve Months Ended September 30, 2011 (in millions):

	For the Combined Twelve Months ended September 30, 2011
	Total Warner Music Group Corp. Operating Income	Recorded Music Operating Income	Music Publishing Operating Income	Total Warner Music Group Corp. OIBDA	Recorded Music OIBDA	Music Publishing OIBDA	Net loss attributable to Warner Music Group Corp.
Reported Results	$32	$110	$73	$290	$282	$147	$(205)
Factors Affecting Comparability:
Acquisition Expenses (1)	53	—	2	53	—	2	53
Share-Based Compensation Expense (2)	14	8	1	14	8	1	14

Adjusted Results	$99	$118	$76	$357	$290	$150	$(138)

(1)	Adjusted Results for the twelve months ended September 30, 2011 exclude $53 million in fees incurred in connection with the acquisition of the Company by Access. These costs primarily included advisory, accounting, legal and other professional fees.
(2)	Adjusted Results for the twelve months ended September 30, 2011 exclude $14 million ($8 million Recorded Music, $1 million Music Publishing and $5 million corporate) in share-based compensation expense incurred in connection with the acquisition of the Company by Access.

FINANCIAL CONDITION AND LIQUIDITY

Financial Condition at September 30, 2011

At September 30, 2011, we had $2.217 billion of debt, $154 million of cash and equivalents (net debt of $2.063 billion, defined as total debt less cash and equivalents and short-term investments) and a $1.096 billion Warner Music Group Corp. equity. This compares to $1.945 billion of debt, $439 million of cash and equivalents (net debt of $1.506 billion, defined as total debt less cash and equivalents and short-term investments) and a $265 million deficit at September 30, 2010. Net debt increased by $557 million as a result of (i) a $285 million decrease in cash and equivalents (ii) the issuance of $765 million of Unsecured WMG Notes with an original issue discount of $17 million (for net proceeds of $748 million), (iii) the issuance of $150 million of Secured WMG Notes with an original issue premium of $7 million (for net proceeds of $157 million), (iv) the issuance of $150 million of Holdings Notes, (v) the $62 million premium (Successor) and the elimination of the $35 million discount (Predecessor) related to the $1.1 billion Existing Secured Notes offset by (vi) the full repayment of our Existing Acquisition Corp. Notes and Existing Holdings Notes as part of the refinancing described below for a total of $880 million.

The $1.361 billion increase in Warner Music Group Corp.’s equity during the twelve months ended September 30, 2011 (Successor) included the elimination of $1.5 billion of Predecessor equity and the initial investment by Parent as a result of the Merger, $24 million of stock-based compensation, $6 million of exercised Predecessor stock options, foreign currency exchange movements of $5 million, $3 million related to deferred gains on derivative financial instruments, $1 million related to the minimum pension liability offset by $174 million and $31 million of Predecessor and Successor net loss.

Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent. Parent funded the Merger Consideration through cash on hand at the Company at closing, equity financing obtained from Parent and debt financing obtained by third party lenders. In connection with the Merger, the Company also refinanced certain of its existing consolidated indebtedness. See “Overview—The Merger.”

Cash Flows

The following table summarizes our historical cash flows. The financial data for the periods from July 20, 2011 through September 30, 2011 (Successor) and from October 1, 2010 to July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor) have been derived from our audited financial statements included elsewhere herein.

	Successor	Predecessor		Predecessor
Cash Provided By (Used In):	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	For the Combined Twelve Months ended September 30, 2011	For the Fiscal Year Ended September 30, 2010	For the Fiscal Year Ended September 30, 2009
		(in millions)
Operating activities	$(64)	$12	$(52)	$150	$237
Investing activities	(1,292)	(155)	(1,447)	(85)	82
Financing activities	1,199	5	1,204	(3)	(346)

Operating Activities

Cash used in operations was $52 million for the twelve months ended September 30, 2011 compared to cash provided by operations of $150 million for the fiscal year ended September 30, 2010 (Predecessor) and $237 million for the fiscal year ended September 30, 2009 (Predecessor). The decrease in results from operating activities reflected the decrease in our OIBDA driven primarily by transaction costs incurred in connection with the Merger, the increase in cash paid for severance, the expected increase in cash paid for interest of $41 million and the timing of our working capital requirements.

Investing Activities

Cash used in investing activities was $1.447 billion for the twelve months ended September 30, 2011 compared to $85 million for the fiscal year ended September 30, 2010 (Predecessor) and cash provided by investing activities of $82 million of the fiscal year ended September 30, 2009 (Predecessor). Cash used in investing activities of $1.447 billion for the twelve months ended September 30, 2011 consisted of $48 million of capital expenditures primarily related to software infrastructure improvements, cash used of $62 million to acquire music publishing rights, $59 million to acquire businesses, net of cash acquired and $1.278 billion related to the purchase of Predecessor. Cash used in investing activities of $85 million for the fiscal year ended September 30, 2010 (Predecessor) consisted primarily $51 million of capital expenditures primarily related to software infrastructure improvements, cash used of $36 million to acquire music publishing rights, cash used for acquisitions totaling $7 million, net of cash acquired, offset by $9 million of cash proceeds received in the connection with the sale of our equity investment in lala media, inc. Cash provided by investing activities of $82 million for the fiscal year ended September 30, 2009 (Predecessor) consisted primarily of proceeds received from the sale of our remaining stake in Front Line Management to Ticketmaster for $123 million and proceeds from the sale of a building of $8 million offset by $27 million in capital expenditures, cash used for acquisitions totaling $16 million and $11 million of cash used to acquire music publishing rights.

Financing Activities

Cash provided by financing activities was $1.204 billion for the twelve months ended September 30, 2011 compared to cash used in financing activities of $3 million for the fiscal year ended September 30, 2010 (Predecessor) and $346 million for the fiscal year ended September 30, 2009 (Predecessor). Cash provided by financing activities was $1.204 billion for the twelve months ended September 30, 2011 and consisted primarily of a capital contribution received from Parent of $1.099 billion, net proceeds from the issuance of the Unsecured WMG Notes of $747 million, net proceeds from the issuance of the Secured WMG Notes of $157 million, proceeds from the issuance of the Holdings Senior Notes of $150 million and proceeds from the exercise of stock options of $6 million, partially offset by full repayment of the Existing Acquisition Corp. Notes of $626 million, the full repayment of the Existing Holdings Notes of $258 million, deferred financing fees related to new debt obligations of $70 million and distributions to our noncontrolling interest holders of $1 million. Cash used in financing activities of $3 million for the fiscal year ended September 30, 2010 (Predecessor) consisted of distributions to our noncontrolling interest holders. Cash used in financing activities of $346 million for the fiscal year ended September 30, 2009 (Predecessor) consisted of the full repayment of the senior credit facility of $1.371 billion, quarterly repayments of debt of $8 million, $23 million of financing fees related to the Existing Secured Notes and distributions to our noncontrolling interest holders of $3 million, offset by $1.059 billion of net proceeds from the issuance of the Existing Secured Notes.

Liquidity

Our primary sources of liquidity are the cash flows generated from our subsidiaries’ operations, available cash and equivalents and short-term investments and funds available for drawing under our Revolving Credit Facility. These sources of liquidity are needed to fund our debt service requirements, working capital requirements, capital expenditure requirements, strategic acquisitions and investments, and any dividends or repurchases of our outstanding notes in open market purchases, privately negotiated purchases or otherwise, we may elect to pay or make in the future. We believe that our existing sources of cash will be sufficient to support our existing operations over the next fiscal year.

As of September 30, 2011 (Successor), our long-term debt was as follows:

Revolving Credit Facility (a)	$—
9.5% Existing Secured Notes due 2016—Acquisition Corp. (b)	1,162
9.5% Secured WMG Notes due 2016—Acquisition Corp. (c)	157
11.5% Unsecured WMG Notes due 2018—Acquisition Corp. (d)	748
13.75% Holdings Notes due 2019—Holdings (e)	150

Total long term debt	$2,217

(a)	Reflects $60 million of commitments under the Revolving Credit Facility which was undrawn at September 30, 2011.
(b)	9.5% Existing Secured Notes due 2016; face amount of $1.1 billion plus unamortized premium of $62 million.
(c)	9.5% Secured WMG Notes due 2016; face amount of $150 million plus unamortized premium of $7 million.
(d)	11.5% Unsecured WMG Notes due 2018; face amount of $765 million less unamortized discount of $17 million.
(e)	13.75% Holdings Notes due 2019; face amount of $150 million
Revolving Credit Facility

In connection with the Merger, Acquisition Corp. entered into a credit agreement (the “Credit Agreement”) for a senior secured revolving credit facility with Credit Suisse AG, as administrative agent, and the other financial institutions and lenders from time to time party thereto (the “Revolving Credit Facility”).

General

Acquisition Corp. is the borrower (the “Borrower”) under the Credit Agreement which provides for a revolving credit facility in the amount of up to $60 million (the “Commitments”) and includes a letter of credit sub-facility. The Credit Agreement permits loans for general corporate purposes and may also be utilized to issue letters of credit. The Credit Agreement matures five years from the Closing Date.

Interest Rates and Fees

Borrowings under the Credit Agreement bear interest at Borrower’s election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period (“LIBOR rate”), plus 4% per annum, or (ii) the base rate, which is the highest of (x) the corporate base rate established by the administrative agent from time to time, (y) the overnight federal funds rate plus 0.5% and (z) the one-month LIBOR rate plus 1.0% per annum, plus, in each case, 3% per annum. The LIBOR rate shall be deemed to be not less than 1.5%.

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an alternative base rate loan.

The Credit Agreement bears a commitment fee on the unutilized portion equal to 0.50%, payable quarterly in arrears. Acquisition Corp. is required to pay certain upfront fees to lenders and agency fees to the agent under the Credit Agreement, in the amounts and at the times agreed between the relevant parties.

Prepayments

If, at any time, the aggregate amount of outstanding borrowings (including letters of credit outstanding thereunder) exceeds the Commitments, prepayments of the loans (and after giving effect to such prepayment the cash collateralization of letters of credit) will be required in an amount equal to such excess. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of then effective commitments under the Credit Agreement and amounts prepaid may be reborrowed, subject to then effective commitments under the Credit Agreement.

Voluntary reductions of the unutilized portion of the Commitments and prepayments of borrowings under the Credit Agreement are permitted at any time, in minimum principal amounts set forth in the Credit Agreement, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR-based borrowings other than on the last day of the relevant interest period.

Guarantee; Security

Acquisition Corp. and certain of its domestic subsidiaries entered into a Subsidiary Guaranty, dated as of the Closing Date (the “Subsidiary Guaranty”) pursuant to which all obligations under the Credit Agreement are guaranteed by Acquisition Corp.’s existing subsidiaries that guarantee the Existing Secured Notes and each other direct and indirect wholly owned U.S. subsidiary, other than certain excluded subsidiaries.

All obligations of the Borrower and each guarantor are secured by substantially all assets of the Borrower, Holdings and each subsidiary guarantor to the extent required under the security agreement securing the Existing Secured Notes and the Secured WMG Notes, including a perfected pledge of all the equity interests of the Borrower and of any subsidiary guarantor, mortgages on certain real property and certain intellectual property.

Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants. The negative covenants are limited to the following: limitations on dividends on, and redemptions and purchases of, equity interests and other restricted payments, limitations on prepayments, redemptions and repurchases of certain debt, limitations on liens, limitations on loans and investments, limitations on debt, guarantees and hedging arrangements, limitations on mergers, acquisitions and asset sales, limitations on transactions with affiliates, limitations on changes in business conducted by the Borrower and its subsidiaries, limitations on restrictions on ability of subsidiaries to pay dividends or make distributions, limitations on amendments of subordinated debt and unsecured bonds and limitations on capital expenditures. The negative covenants are subject to customary and other specified exceptions.

There are no financial covenants included in the Credit Agreement, other than a springing leverage ratio, which will be tested only when there are loans outstanding under the Credit Agreement in excess of $5 million (excluding letters of credit).

Events of Default

Events of default under the Credit Agreement are limited to nonpayment of principal, interest or other amounts, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration of certain material debt, bankruptcy, material judgments, ERISA events, actual or asserted invalidities of the Credit Agreement, guarantees or security documents and a change of control, subject to customary notice and grace period provisions.

Existing Secured Notes

As of September 30, 2011, Acquisition Corp. had $1.162 billion of debt represented by its 9.5% Senior Secured Notes due 2016 (the “Existing Secured Notes”). Acquisition Corp. issued $1.1 billion aggregate principal amount of Existing Secured Notes in 2009 pursuant to the Indenture, dated as of May 28, 2009 (as amended and supplemented, the “Existing Secured Notes Indenture”), among the Acquisition Corp., the guarantors party thereto, and Wells Fargo Bank, National Association as trustee.

The Existing Secured Notes were issued at 96.289% of their face value for total net proceeds of $1.059 billion, with an effective interest rate of 10.25%. The original issue discount (OID) was $41 million. The OID was equal to the difference between the stated principal amount and the issue price. Following the Merger, in accordance with the guidance under ASC 805, these notes were recorded at fair value in conjunction with acquisition-method accounting. This resulted in the elimination of the predecessor discount and the establishment of a $65 million successor premium based on market data as of the closing date. This premium will be amortized using the effective interest rate method and reported as an offset to non-cash interest expense. The Existing Secured Notes mature on June 15, 2016 and bear interest payable semi-annually on June 15 and December 15 of each year at a fixed rate of 9.50% per annum.

Acquisition Corp. used the net proceeds from the Existing Secured Notes offering, plus approximately $335 million in existing cash, to repay in full all amounts due under its previous senior secured credit facility and pay related fees and expenses. In connection with the repayment, Acquisition Corp. terminated its previous revolving credit facility.

The Existing Secured Notes remain outstanding following the Merger. Acquisition Corp. entered into a supplemental indenture, dated as of the Closing Date (the “Existing Secured Notes Supplemental Indenture”) that supplements the Existing Secured Notes Indenture. Pursuant to the Existing Secured Notes Supplemental Indenture, certain subsidiaries of Acquisition Corp. that had not previously been parties to the Existing Secured Notes Indenture, agreed to become parties thereto and to unconditionally guarantee, on a senior secured basis, payment of the Existing Secured Notes.

Ranking and Security

The Existing Secured Notes are Acquisition Corp.’s senior secured obligations and are secured on an equal and ratable basis with the Secured WMG Notes and the Revolving Credit Facility and all future indebtedness secured under the same security arrangements as such indebtedness. The Existing Secured Notes rank senior in right of payment to Acquisition Corp.’s existing and future subordinated indebtedness; rank equally in right of payment with all of Acquisition Corp.’s existing and future senior indebtedness, including the Secured WMG Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; are effectively senior to all of Acquisition Corp.’s existing and future unsecured indebtedness, to the extent of the assets securing the Existing Secured Notes and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below), to the extent of the assets of those subsidiaries. All obligations under the Existing Secured Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, in the assets of Holdings (which consists of the shares of Acquisition Corp.), Acquisition Corp., and the subsidiary guarantors, except for certain excluded assets.

Guarantees

The Existing Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries, except for certain excluded subsidiaries, and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee is a senior secured obligation of such subsidiary guarantor and is secured on an equal and ratable basis with such subsidiary guarantor’s guarantees of the Secured WMG Notes and the Revolving Credit Facility and all future indebtedness of such subsidiary guarantor secured under the same security arrangements as such indebtedness. Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated obligations of such subsidiary guarantor; ranks equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness, including such subsidiary guarantor’s guarantee of the Secured WMG Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; is effectively senior to all of such subsidiary guarantor’s existing and future unsecured indebtedness, to the extent of the assets securing such subsidiary guarantor’s guarantee of the Existing Secured Notes and is structurally subordinated to all existing and future indebtedness and other liabilities of any non-guarantor subsidiary of such subsidiary guarantor (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors), to the extent of the assets of such subsidiary. Any subsidiary guarantee of the Existing Secured Notes may be released in certain circumstances. The Existing Secured Notes are not guaranteed by Holdings.

Optional Redemption

Acquisition Corp. may redeem the Existing Secured Notes, in whole or in part, at any time prior to June 15, 2013, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Existing Secured Notes to be redeemed to the applicable redemption date.

The Existing Secured Notes may also be redeemed, in whole or in part, at any time prior to June 15, 2013, upon the consummation and closing of a Major Music/Media Transaction (as defined in the Existing Secured Notes Indenture), at a redemption price equal to 104.750% of the principal amount of the Existing Secured Notes redeemed plus accrued and unpaid interest and special interest, if any, on the Existing Secured Notes to be redeemed to the applicable redemption date, subject to the right of holders of the Existing Secured Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after June 15, 2013, Acquisition Corp. may redeem all or a part of the Existing Secured Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Existing Secured Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

In addition, at any time prior to June 15, 2012, Acquisition Corp. may on any one or more occasions redeem up to 35% of the aggregate principal amount of Existing Secured Notes at a redemption price equal to 109.50% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings; provided that: (1) at least 50% of the aggregate principal amount of Existing Secured Notes originally issued under the Existing Secured Notes Indenture (excluding Existing Secured Notes held by Acquisition Corp. and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of a change of control, which is defined in the Existing Secured Notes Indenture, each holder of the Existing Secured Notes has the right to require Acquisition Corp. to repurchase some or all of such holder’s Existing Secured Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. A change of control includes, among other events, either a sale of Acquisition Corp.’s Recorded Music business or a sale of its Music Publishing business. A sale of the Acquisition Corp.’s Recorded Music Business will not constitute a change of control where Acquisition Corp. has made an offer to redeem all the Existing Secured Notes in connection with such sale.

The Existing Secured Notes remain outstanding following the Merger. In connection with the Merger, in May 2011, the Company received the requisite consents from holders of the Existing Secured Notes to amend the indenture governing the notes such that the Merger would not constitute a “Change of Control” as defined therein.

Covenants

The Existing Secured Notes Indenture contains covenants limiting, among other things, Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to it or make certain other intercompany transfers; sell certain assets; create liens securing certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; sell or otherwise dispose of its Music Publishing business; and enter into certain transactions with its affiliates.

Events of Default

Events of default under the Existing Secured Notes Indenture are limited to the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Existing Secured Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, material judgment defaults, actual or asserted invalidity of a guarantee of a significant subsidiary and actual or asserted invalidity of material security interests, subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Existing Secured Notes to become or to be declared due and payable.

Secured WMG Notes

On the Closing Date, the Initial OpCo Issuer issued $150 million aggregate principal amount of the Secured WMG Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Secured WMG Notes Indenture”), between the Initial OpCo Issuer and Wells Fargo Bank, National Association as trustee (the “Trustee”). Following the completion of the OpCo Merger on the Closing Date, Acquisition Corp. and certain of its domestic subsidiaries (the “Guarantors”) entered into a Supplemental Indenture, dated as of the Closing Date (the “Secured WMG Notes First Supplemental Indenture”), with the Trustee, pursuant to which (i) Acquisition Corp. became a party to the Indenture and assumed the obligations of the Initial OpCo Issuer under the Secured WMG Notes and (ii) each Guarantor became a party to the Secured WMG Notes Indenture and provided an unconditional guarantee on a senior secured basis of the obligations of Acquisition Corp. under the Secured WMG Notes.

The Secured WMG Notes were issued at 104.75% of their face value for total net proceeds of $157 million, with an effective interest rate of 8.32%. The original issue premium (OIP) was $7 million. The OIP is the difference between the stated principal amount and the issue price. The OIP will be amortized over the term of the Secured WMG Notes using the effective interest rate method and reported as an offset to non-cash interest expense. The Secured WMG Notes mature on June 15, 2016 and bear interest payable semi-annually on June 15 and December 15 of each year at fixed rate of 9.50% per annum.

Ranking and Security

The Secured WMG Notes are Acquisition Corp.’s senior secured obligations and are secured on an equal and ratable basis with the Existing Secured Notes and the Revolving Credit Facility and all future indebtedness secured under the same security arrangements as such indebtedness. The Secured WMG Notes rank senior in right of payment to Acquisition Corp.’s existing and future subordinated indebtedness; rank equally in right of payment with all of Acquisition Corp.’s existing and future senior indebtedness, including the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; are effectively senior to all of Acquisition Corp.’s existing and future unsecured indebtedness, to the extent of the assets securing the Secured WMG Notes; and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below)) to the extent of the assets of such subsidiaries. All obligations under the Secured WMG Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, on the assets of Holdings (which consists of the shares of Acquisition Corp.), Acquisition Corp., and the subsidiary guarantors, except for certain excluded assets.

Guarantees

The Secured WMG Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries, except for certain excluded subsidiaries, and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee is a senior secured obligation of such subsidiary guarantor and is secured on an equal and ratable basis with such subsidiary guarantor’s guarantees of the Existing Secured Notes and the Revolving Credit Facility and all future indebtedness of such subsidiary guarantor secured under the same security arrangements as such indebtedness. Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated obligations of the applicable subsidiary guarantor; ranks equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness, including such subsidiary guarantor’s guarantee of the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Unsecured WMG Notes; is effectively senior to all of such subsidiary guarantor’s existing and future unsecured indebtedness, to the extent of the assets securing such subsidiary guarantor’s guarantee of the Secured WMG Notes; and is structurally subordinated to all existing and future indebtedness and other liabilities of any non-guarantor subsidiary of such subsidiary guarantor (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors), to the extent of the assets of such subsidiary. Any subsidiary guarantee of the Secured WMG Notes may be released in certain circumstances. The Secured WMG Notes are not guaranteed by Holdings.

Optional Redemption

Acquisition Corp. may redeem the Secured WMG Notes, in whole or in part, at any time prior to June 15, 2013, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date.

The Secured WMG Notes may also be redeemed, in whole or in part, at any time prior to June 15, 2013, upon the consummation and closing of a Major Music/Media Transaction (as defined in the Secured WMG Notes Indenture), at a redemption price equal to 104.750% of the principal amount of the Secured WMG Notes redeemed plus accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date, subject to the right of holders of the Secured WMG Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after June 15, 2013, Acquisition Corp. may redeem all or a part of the Secured WMG Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage
2013	104.750%
2014	102.375%
2015 and thereafter	100.000%

In addition, at any time prior to June 15, 2012, Acquisition Corp. may on any one or more occasions redeem up to 35% of the aggregate principal amount of Secured WMG Notes at a redemption price equal to 109.50% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings; provided that: (1) at least 50% of the aggregate principal amount of Secured WMG Notes originally issued under the Secured WMG Notes Indenture (excluding Secured WMG Notes held by Acquisition Corp. and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of a change of control, which is defined in the Secured WMG Notes Indenture, each holder of the Secured WMG Notes has the right to require Acquisition Corp. to repurchase some or all of such holder’s Secured WMG Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. A change of control includes, among other events, either a sale of Acquisition Corp.’s Recorded Music business or a sale of its Music Publishing business. A sale of the Acquisition Corp.’s Recorded Music Business will not constitute a change of control where Acquisition Corp. has made an offer to redeem all the Secured WMG Notes in connection with such sale.

Covenants

The Secured WMG Notes Indenture contains covenants limiting, among other things, Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to it or make certain other intercompany transfers; sell certain assets; create liens securing certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; sell or otherwise dispose of its Music Publishing business; and enter into certain transactions with its affiliates.

Events of Default

Events of default under the Secured WMG Notes Indenture, are limited to the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Secured WMG Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, material judgment defaults, actual or asserted invalidity of a guarantee of a significant subsidiary and actual or asserted invalidity of material security interests, subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Secured WMG Notes to become or to be declared due and payable.

Senior Unsecured WMG Notes

On the Closing Date, the Initial OpCo Issuer issued $765 million aggregate principal amount of the Unsecured WMG Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Unsecured WMG Notes Indenture”), between the Initial OpCo Issuer and Wells Fargo Bank, National Association as trustee (the “Trustee”). Following the completion of the OpCo Merger on the Closing Date, Acquisition Corp. and certain of its domestic subsidiaries (the “Guarantors”) entered into a Supplemental Indenture, dated as of the Closing Date (the “Unsecured WMG Notes First Supplemental Indenture”), with the Trustee, pursuant to which (i) Acquisition Corp. became a party to the Indenture and assumed the obligations of the Initial OpCo Issuer under the Unsecured WMG Notes and (ii) each Guarantor became a party to the Unsecured WMG Notes Indenture and provided an unconditional guarantee of the obligations of Acquisition Corp. under the Unsecured WMG Notes.

The Unsecured WMG Notes were issued at 97.673% of their face value for total net proceeds of $747 million, with an effective interest rate of 12%. The original issue discount (OID) was $17 million. The OID is the difference between the stated principal amount and the issue price. The OID will be amortized over the term of the Unsecured WMG Notes using the effective interest rate method and reported as non-cash interest expense. The Unsecured WMG Notes mature on October 1, 2018 and bear interest payable semi-annually on April 1 and October 1 of each year at fixed rate of 11.50% per annum.

Ranking

The Unsecured WMG Notes are Acquisition Corp.’s general unsecured senior obligations. The Unsecured WMG Notes rank senior in right of payment to Acquisition Corp.’s existing and future subordinated indebtedness; rank equally in right of payment with all of Acquisition Corp.’s existing and future senior indebtedness, including the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes; are effectively subordinated to all of Acquisition Corp.’s existing and future secured indebtedness, including the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes, to the extent of the assets securing such indebtedness; and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below)), to the extent of the assets of such subsidiaries.

Guarantees

The Unsecured WMG Notes are fully and unconditionally guaranteed on a senior unsecured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries, except for certain excluded subsidiaries, and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. Such subsidiary guarantors are collectively referred to herein as the “subsidiary guarantors,” and such subsidiary guarantees are collectively referred to herein as the “subsidiary guarantees.” Each subsidiary guarantee ranks senior in right of payment to all existing and future subordinated obligations of such subsidiary guarantor; ranks equally in right of payment with all of such subsidiary guarantor’s existing and future senior indebtedness, including such subsidiary guarantor’s guarantee of the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes; is effectively subordinated to all of such subsidiary guarantor’s existing and future secured indebtedness, including such subsidiary guarantor’s guarantee of the Existing Secured Notes, indebtedness under the Revolving Credit Facility and the Secured WMG Notes, to the extent of the assets securing such indebtedness; and is structurally subordinated to all existing and future indebtedness and other liabilities of any non-guarantor subsidiary of such subsidiary guarantor (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors), to the extent of the assets of such subsidiary. Any subsidiary guarantee of the Unsecured WMG Notes may be released in certain circumstances. The Unsecured WMG Notes are not guaranteed by Holdings.

Optional Redemption

Acquisition Corp. may redeem the Unsecured WMG Notes, in whole or in part, at any time prior to October 1, 2014, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date. On or after October 1, 2014, Acquisition Corp. may redeem all or a part of the Unsecured WMG Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Unsecured WMG Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage
2014	108.625%
2015	105.750%
2016	102.875%
2017 and thereafter	100.000%

In addition, at any time (which may be more than once) before October 1, 2014, Acquisition Corp. may redeem up to 35% of the aggregate principal amount of the Unsecured WMG Notes with the net cash proceeds of certain equity offerings at a redemption price of 111.50%, plus accrued and unpaid interest and special interest, if any, to the applicable redemption date; provided that: (1) at least 50% of the aggregate principal amount of Unsecured WMG Notes originally issued under the Unsecured WMG Notes Indenture remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of certain events constituting a change of control, Acquisition Corp. is required to make an offer to repurchase all of Unsecured WMG Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest and special interest, if any to the repurchase date.

Covenants

The Unsecured WMG Notes Indenture contains covenants that, among other things, limit Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to Acquisition Corp. or make certain other intercompany transfers; sell certain assets; create liens securing certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

Events of Default

Events of default under the Unsecured WMG Notes Indenture are limited to: the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Unsecured WMG Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, material judgment defaults, and actual or asserted invalidity of a guarantee of a significant subsidiary subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Unsecured WMG Notes to become or to be declared due and payable.

Senior Holdings Notes

On the Closing Date, the Initial Holdings Issuer issued $150 million aggregate principal amount of the Holdings Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Holdings Notes Indenture”), between the Initial Holdings Issuer and Wells Fargo Bank, National Association as Trustee (the “Trustee”). Following the completion of the Holdings Merger on the Closing Date, Holdings entered into a Supplemental Indenture, dated as of the Closing Date (the “Holdings Notes First Supplemental Indenture”), with the Trustee, pursuant to which Holdings became a party to the Indenture and assumed the obligations of the Initial Holdings Issuer under the Holdings Notes.

The Holdings Notes were issued at 100% of their face value. The Holdings Notes mature on October 1, 2019 and bear interest payable semi-annually on April 1 and October 1 of each year at fixed rate of 13.75% per annum.

Ranking

The Holdings Notes are Holdings’ general unsecured senior obligations. The Holdings Notes rank senior in right of payment to Holdings’ existing and future subordinated indebtedness; rank equally in right of payment with all of Holdings’ existing and future senior indebtedness; are effectively subordinated to the Existing Secured Notes, the indebtedness under the Revolving Credit Facility, and the Secured WMG Notes, to the extent of assets of Holdings securing such indebtedness; are effectively subordinated to all of Holdings’ existing and future secured indebtedness, to the extent of the assets securing such indebtedness; and are structurally subordinated to all existing and future indebtedness and other liabilities of any of Holdings’ non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below)), Existing Secured Notes, the indebtedness under the Revolving Credit Facility, the Secured WMG Notes, and the Unsecured WMG Notes, to the extent of the assets of such subsidiaries.

Guarantee

The Holdings Notes are not guaranteed by any of its subsidiaries.

Optional Redemption

Holdings may redeem the Holdings Notes, in whole or in part, at any time prior to October 1, 2015, at a price equal to 100% of the principal amount thereof, plus the applicable make-whole premium and accrued and unpaid interest and special interest, if any, on the Secured WMG Notes to be redeemed to the applicable redemption date.

On or after October 1, 2015, Holdings may redeem all or a part of the Holdings Notes, at its option, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and special interest, if any, on the Holdings Notes to be redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on October 1 of the years indicated below:

Year	Percentage
2015	106.875%
2016	103.438%
2017 and thereafter	100.000%

In addition, at any time (which may be more than once) before October 1, 2015, Holdings may redeem up to 35% of the aggregate principal amount of the Holdings Notes with the net cash proceeds of certain equity offerings at a redemption price of 113.75%, plus accrued and unpaid interest and special interest, if any, to the applicable redemption date; provided that: (1) at least 50% of the aggregate principal amount of Holdings Notes originally issued under the Holdings Notes Indenture remains outstanding immediately after the occurrence of such redemption; and (2) the redemption occurs within 90 days of the date of, and may be conditioned upon, the closing of such equity offering.

Change of Control

Upon the occurrence of certain events constituting a change of control, Holdings is required to make an offer to repurchase all of the Holdings Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any to the repurchase date.

Covenants

The Holdings Notes Indenture contains covenants that, among other things, limit Holdings’ ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; create liens securing certain debt; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to Holdings or make certain other intercompany transfers; sell certain assets; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; and enter into certain transactions with affiliates.

Events of Default

Events of default under the Holdings Notes Indenture are limited to: the nonpayment of principal or interest when due, violation of covenants and other agreements contained in the Holdings Notes Indenture, cross payment default after final maturity and cross acceleration of certain material debt, certain bankruptcy and insolvency events, and material judgment defaults, subject to customary notice and grace period provisions. The occurrence of an event of default would permit or require the principal of and accrued interest on the Holdings Notes to become or to be declared due and payable.

Guarantee of Holdings Notes

On August 2, 2011 the Company issued a guarantee whereby it agreed to fully and unconditionally guarantee (the “Holdings Notes Guarantee”), on a senior unsecured basis, the payments of Holdings on the Holdings Notes.

Guarantee of Acquisition Corp. Notes

On December 8, 2011 the Company issued a guarantee whereby it agreed to fully and unconditionally guarantee (the “Acquisition Corp. Notes Guarantee”), on a senior unsecured basis, the payments of Acquisition Corp. on the Existing Secured Notes, the Secured WMG Notes, and the Unsecured WMG Notes.

Dividends

In connection with the consummation of the Merger and the related transactions, cash on hand at the Company was used, among other things, to finance the aggregate Merger Consideration, to make payments in satisfaction of other equity-based interests in the Company under the Merger Agreement, to repay certain of the Company’s existing indebtedness and to pay related transaction fees and expenses. See “Overview—The Merger.”

Refinancing of Existing Notes Following the Merger

On July 20, 2011 (the “Early Acceptance Date”), each of Holdings and Acquisition Corp. accepted for purchase in connection with their previously announced tender offers and related consent solicitations in respect of the Existing Notes, such Existing Notes as had been tendered at or prior to 5:00 p.m., New York City time, on July 11, 2011 (the “Early Consent Time”). Each of Holdings and Acquisition Corp. then issued a notice of redemption relating to all Existing Notes not accepted for payment on the Early Acceptance Date. Following payment for the Existing Notes tendered at or prior to the Early Consent Time, each of Holdings and Acquisition Corp. deposited with Wells Fargo Bank, National Association, as trustee (the “Trustee”) under (i) the Indenture, dated as of April 8, 2004, as amended, among Acquisition Corp., the subsidiary guarantors party thereto and the Trustee (the “Warner Music Group Existing Indenture”), relating to the Existing Acquisition Corp. Notes, and (ii) the Indenture, dated as of December 23, 2004, among Holdings, the Company, as guarantor, and the Trustee (the “Holdings Existing Indenture”), relating to the Existing Holdings Notes (such indenture, together with the Acquisition Corp. Existing Indenture, the “Existing Indentures”), funds sufficient to satisfy all obligations remaining under the Existing Indentures with respect to the Existing Notes not accepted for payment on the Early Acceptance Date. The Trustee then entered into a Satisfaction and Discharge of Indenture, each dated as of July 21, 2011, with respect to each Existing Indenture. On July 27, 2011, each of Holdings and Acquisition Corp. accepted for purchase such Existing Notes as were tendered after the Early Acceptance Date and prior to 12:00 am on July 26, 2011. The remaining Existing Notes were discharged in August 2011 to complete the redemption.

Covenant Compliance

See “Liquidity” above for a description of the covenants governing our indebtedness.

Summary

Management believes that funds generated from our operations and borrowings under the Credit Agreement will be sufficient to fund our debt service requirements, working capital requirements and capital expenditure requirements for the foreseeable future. We also have additional borrowing capacity under our indentures. However, our ability to continue to fund these items and to reduce debt may be affected by general economic, financial, competitive, legislative and regulatory factors, as well as other industry-specific factors such as the ability to control music piracy and the continued industry-wide decline of CD sales. We or any of our affiliates may also, from time to time depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to repurchase our Holdings Senior Notes, our Acquisition Corp. Senior Notes or our Acquisition Corp. Senior Secured Notes in open market purchases, privately negotiated purchases or otherwise. The amounts involved in any such transactions, individually or in the aggregate, may be material and may be funded from available cash or from additional borrowings. In addition, we may from time to time, depending on market conditions and prices, contractual restrictions, our financial liquidity and other factors, seek to refinance our Holdings Senior Notes, Acquisition Corp. Senior Notes and/or our Acquisition Corp. Senior Secured Notes with existing cash and/or with funds provided from additional borrowings.

Contractual and Other Obligations

Firm Commitments

The following table summarizes the Company’s aggregate contractual obligations at September 30, 2011, and the estimated timing and effect that such obligations are expected to have on the Company’s liquidity and cash flow in future periods.

Firm Commitments and Outstanding Debt (1)	Fiscal years Less than 1 year	1-3 years	3-5 years	After 5 years	Total
	(in millions)
Existing Secured Notes	$—	$—	$1,100	$—	$1,100
Interest on Existing Secured Notes	105	209	209	—	523
Secured WMG Notes	—	—	150	—	150
Interest on Secured WMG Notes	13	28	29	—	70
Unsecured WMG Notes	—	—	—	765	765
Interest on Unsecured WMG Notes	61	176	176	132	545
Holdings Notes	—	—	—	150	150
Interest on Holdings Notes	14	41	41	52	148
Operating leases	52	94	57	46	249
Artist, songwriter and co-publisher commitments (1)	47	96	96	—	239
Minimum funding commitments to investees and other obligations	1	2	1	—	4

Total firm commitments and outstanding debt	$293	$646	$1,859	$1,145	$3,943

(1)	We routinely enter into long-term commitments with artists, songwriters and co-publishers for the future delivery of music products. Such commitments are payable principally over a ten-year period, generally upon delivery and our acceptance of albums from the artists or delivery of future musical compositions by songwriters and co-publishers.

The following is a description of our firmly committed contractual obligations at September 30, 2011:

•

Outstanding debt obligations consist of the Senior Secured Notes, the Acquisition Corp. Senior Subordinated Notes and the Holdings Senior Discount Notes. These obligations have been presented based on the principal amounts due, current and long term as of September 30, 2011. Amounts do not include any fair value adjustments, bond premiums or discounts. See Note 8 to the audited financial statements for a description of our financing arrangements.

•

Operating lease obligations primarily relate to the minimum lease rental obligations for our real estate and operating equipment in various locations around the world. These obligations have been presented with the benefit of $3 million of sublease income expected to be received under non-cancelable agreements. The future minimum payments reflect the amounts owed under our lease arrangements and do not include any fair market value adjustments that may have been recorded as a result of the Acquisition.

•

We enter into long-term commitments with artists, songwriters and co-publishers for the future delivery of music product. Aggregate firm commitments to such talent approximated $239 million across hundreds of artists, songwriters, publishers, songs and albums at September 30, 2011. Such commitments, which are unpaid advances across multiple albums and songs, are payable principally over a ten-year period, generally upon delivery of albums from the artists or future musical compositions by songwriters and co-publishers. Because the timing of payment, and even whether payment occurs, is dependent upon the timing of delivery of albums and musical compositions from talent, the timing and amount of payment of these commitments as presented in the above summary can vary significantly.

•	We have minimum funding commitments and other related obligations to support the operations of various investments, which are reflected in the table above.

MARKET RISK MANAGEMENT

We are exposed to market risk arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates.

Foreign Currency Risk

We have significant transactional exposure to changes in foreign currency exchange rates relative to the U.S. dollar due to the global scope of our operations. For the twelve months ended September 30, 2011, prior to intersegment elimination, approximately $1.735 billion, or 60%, of our revenues were generated outside of the U.S. The top five revenue-producing international countries are the U.K., Germany, Japan, France and Italy, which use the British pound sterling, Japanese yen and euro as currencies, respectively. See Note 15 to our audited financial statements included elsewhere herein for information on our operations in different geographical areas.

Historically, we have used (and continue to use) foreign exchange forward contracts, primarily to hedge the risk that unremitted or future royalties and license fees owed to our domestic companies for the sale, or anticipated sale, of U.S.-copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. In addition, we hedge foreign currency risk associated with financing transactions such as third-party and inter-company debt.

We focus on managing the level of exposure to the risk of foreign currency exchange rate fluctuations on our major currencies, which include the euro, British pound sterling, Japanese yen, Canadian dollar, Swedish krona and Australian dollar. See Note 14 to our audited financial statements included elsewhere herein for additional information.

Interest Rate Risk

We have $2.217 billion debt outstanding at September 30, 2011 (Successor). Based on the level of interest rates prevailing at September 30, 2011, the fair value of this fixed-rate debt was approximately $2.153 billion. Further, based on the amount of our fixed-rate debt, a 25 basis point increase or decrease in the level of interest rates would increase or decrease the fair value of the fixed-rate debt by approximately $20 million. This potential increase or decrease is based on the simplified assumption that the level of fixed-rate debt remains constant with an immediate across the board increase or decrease in the level of interest rates with no subsequent changes in rates for the remainder of the period.

We monitor our positions with, and the credit quality of, the financial institutions that are party to any of our financial transactions.

CRITICAL ACCOUNTING POLICIES

The SEC’s Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (“FRR 60”), suggests companies provide additional disclosure and commentary on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results, and requires significant judgment and estimates on the part of management in our application. We believe the following list represents critical accounting policies as contemplated by FRR 60. For a summary of all of our significant accounting policies, see Note 3 to our audited consolidated financial statements included elsewhere herein.

Business Combinations

We account for our business acquisitions under the Financial Accounting Standards Board (“FASB”) authoritative guidance for business combinations. The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Accounting for Goodwill and Other Intangible Assets

We account for our goodwill and other indefinite-lived intangible assets as required by FASB Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and other (“ASC 350”). Under ASC 350, we no longer amortize goodwill, including the goodwill included in the carrying value of investments accounted for using the equity method of accounting, and certain other intangible assets deemed to have an indefinite useful life. ASC 350 requires that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques on an annual basis and when events occur that may suggest that the fair value of such assets cannot support the carrying value. Goodwill impairment is tested using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its net book value (or carrying amount), including goodwill.

In performing the first step, management determines the fair value of its reporting units using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. Determining fair value requires significant judgment concerning the assumptions used in the valuation model, including discount rates, the amount and timing of expected future cash flows and, growth rates, as well as relevant comparable company earnings multiples for the market-based approach including the determination of whether a premium or discount should be applied to those comparables. The cash flows employed in the DCF analyses are based on management’s most recent budgets and business plans and when applicable, various growth rates have been assumed for years beyond the current business plan periods. Any forecast contains a degree of uncertainty and modifications to these cash flows could significantly increase or decrease the fair value of a reporting unit. For example, if revenue from sales of physical products continues to decline and the revenue from sales of digital products does not continue to grow as expected and we are unable to adjust costs accordingly, it could have a negative impact on future impairment tests. In determining which discount rate to utilize, management determines the appropriate weighted average cost of capital (“WACC”) for each reporting unit. Management considers many factors in selecting a WACC, including the market view of risk for each individual reporting unit, the appropriate capital structure and the appropriate borrowing rates for each reporting unit. The selection of a WACC is subjective and modification to this rate could significantly increase or decrease the fair value of a reporting unit.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

Revenue and Cost Recognition

Sales Returns and Uncollectible Accounts

In accordance with practice in the recorded music industry and as customary in many territories, certain products (such as CDs and DVDs) are sold to customers with the right to return unsold items. Under FASB ASC Topic 605, Revenue Recognition, revenues from such sales are recognized when the products are shipped based on gross sales less a provision for future estimated returns.

In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends, changes in customer demand and commercial acceptance of our products. Based on this information, management reserves a percentage of each dollar of product sales to provide for the estimated customer returns.

Similarly, management evaluates accounts receivables to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, including an analysis of specific risks on a customer-by-customer basis for larger accounts and customers, and a receivables aging analysis that determines the percent that has historically been uncollected by aged category. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible.

Based on management’s analysis of sales returns and uncollectible accounts, reserves totaling $0 million and $111 million were established at September 30, 2011 (Successor) and September 30, 2010 (Predecessor), respectively. The ratio of our receivable allowances to gross accounts receivables was less than 1% at September 30, 2011 (Successor) and 20% at September 30, 2010 (Predecessor).

Gross Versus Net Revenue Classification

In the normal course of business, we act as an intermediary or agent with respect to certain payments received from third parties. For example, we distribute music product on behalf of third-party record labels.

The accounting issue encountered in these arrangements is whether we should report revenue based on the “gross” amount billed to the ultimate customer or on the “net” amount received from the customer after participation and other royalties paid to third parties. To the extent revenues are recorded gross (in the full amount billed), any participations and royalties paid to third parties are recorded as expenses so that the net amount (gross revenues, less expenses) flows through operating income. Accordingly, the impact on operating income is the same, whether we record the revenue on a gross basis or net basis (less related participations and royalties).

Determining whether revenue should be reported gross or net is based on an assessment of whether we are acting as the “principal” in a transaction or acting as an “agent” in the transaction. To the extent we are acting as a principal in a transaction, we report as revenue the payments received on a gross basis. To the extent we are acting as an agent in a transaction, we report as revenue the payments received less participations and royalties paid to third parties, i.e., on a net basis. The determination of whether we are serving as principal or agent in a transaction is judgmental in nature and based on an evaluation of the terms of an arrangement.

In determining whether we serve as principal or agent in these arrangements, we follow the guidance in FASB ASC Subtopic 605-45, Principal Agent Considerations (“ASC 605-45”). Pursuant to such guidance, we serve as the principal in transactions where we have the substantial risks and rewards of ownership. The indicators that we have substantial risks and rewards of ownership are as follows:

•	we are the supplier of the products or services to the customer;

•	we have latitude in establishing prices;

•	we have the contractual relationship with the ultimate customer;

•	we modify and service the product purchased to meet the ultimate customer specifications;

•	we have discretion in supplier selection; and

•	we have credit risk.

Conversely, pursuant to ASC 605-45, we serve as agent in arrangements where we do not have substantial risks and rewards of ownership. The indicators that we do not have substantial risks and rewards of ownership are as follows:

•	the supplier (not the Company) is responsible for providing the product or service to the customer;

•	the supplier (not the Company) has latitude in establishing prices;

•	the amount we earn is fixed;

•	the supplier (not the Company) has credit risk; and

•	the supplier (not the Company) has general inventory risk for a product before it is sold.

Based on the above criteria and for the more significant transactions that we have evaluated, we record the distribution of product on behalf of third-party record labels on a gross basis, subject to the terms of the contract. However, recorded music compilations distributed by other record companies where we have a right to participate in the profits are recorded on a net basis.

Accounting for Royalty Advances

We regularly commit to and pay royalty advances to our recording artists and songwriters in respect of future sales. We account for these advances under the related guidance in FASB ASC Topic 928, Entertainment—Music (“ASC 928”). Under ASC 928, we capitalize as assets certain advances that we believe are recoverable from future royalties to be earned by the recording artist or songwriter. Advances vary in both amount and expected life based on the underlying recording artist or songwriter. Advances to recording artists or songwriters with a history of successful commercial acceptability will typically be larger than advances to a newer or unproven recording artist or songwriter. In addition, in most cases these advances represent a multi-album release or multi-song obligation and the number of albums releases and songs will vary by recording artist or songwriter.

Management’s decision to capitalize an advance to a recording artist or songwriter as an asset requires significant judgment as to the recoverability of the advance. The recoverability is assessed upon initial commitment of the advance based upon management’s forecast of anticipated revenue from the sale of future and existing albums or songs. In determining whether the advance is recoverable, management evaluates the current and past popularity of the recording artist or songwriter, the sales history of the recording artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, management expenses the portion of any advance that it believes is not recoverable. In most cases, advances to recording artists or songwriters without a history of success and evidence of current or past popularity will be expensed immediately. Advances are individually assessed for recoverability continuously and at minimum on a quarterly basis. As part of the ongoing assessment of recoverability, we monitor the projection of future sales based on the current environment, the recording artist’s or songwriter’s ability to meet their contractual obligations as well as our intent to support future album releases or songs from the recording artist or songwriter. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

We had $314 million and $332 million of advances in our balance sheet at September 30, 2011 (Successor) and September 30, 2010 (Predecessor), respectively. We believe such advances are recoverable through future royalties to be earned by the applicable recording artists and songwriters.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, we are required to estimate income taxes payable in each of the jurisdictions in which we operate. This process involves estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. FASB ASC Topic 740, Income Taxes (“ASC 740”), requires a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence, establishment of a valuation allowance must be considered. We believe that cumulative losses in the most recent three-year period generally represent sufficient negative evidence to consider a valuation allowance under the provisions of ASC 740. As a result, we determined that certain of our deferred tax assets required the establishment of a valuation allowance.

The realization of the remaining deferred tax assets is primarily dependent on forecasted future taxable income. Any reduction in estimated forecasted future taxable income may require that we record additional valuation allowances against our deferred tax assets on which a valuation allowance has not previously been established. The valuation allowance that has been established will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that such assets will be realized. An ongoing pattern of profitability will generally be considered as sufficient positive evidence. Our income tax expense recorded in the future may be reduced to the extent of offsetting decreases in our valuation allowance. The establishment and reversal of valuation allowances could have a significant negative or positive impact on our future earnings.

Tax assessments may arise several years after tax returns have been filed. Predicting the outcome of such tax assessments involves uncertainty; however, we believe that recorded tax liabilities adequately account for our analysis of more likely than not outcomes.

New Accounting Principles

In addition to the critical accounting policies discussed above, we adopted several new accounting policies during the past two years. None of these new accounting principles had a material effect on our audited financial statements. See Note 3 to our audited financial statements included elsewhere herein for a complete summary.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As discussed in Note 17 to our audited financial statements the Company is exposed to market risk arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates. As of September 30, 2011 (Successor), other than as described below, there have been no material changes to the Company’s exposure to market risk since September 30, 2010 (Predecessor).

We have transactional exposure to changes in foreign currency exchange rates relative to the U.S. dollar due to the global scope of our operations. We use foreign exchange contracts, primarily to hedge the risk that unremitted or future royalties and license fees owed to our domestic companies for the sale, or anticipated sale, of U.S.-copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. We focus on managing the level of exposure to the risk of foreign currency exchange rate fluctuations on our major currencies, which include the British pound sterling, euro, Japanese yen, Canadian dollar, Swedish krona and Australian dollar. As of September 30, 2011 (Successor), the Company had outstanding hedge contracts for the sale of $211 million and the purchase of $37 million of foreign currencies at fixed rates. Subsequent to September 30, 2011, certain of our foreign exchange contracts expired and were renewed with new foreign exchange contracts with similar features.

The fair value of foreign exchange contracts is subject to changes in foreign currency exchange rates. For the purpose of assessing the specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments. For foreign exchange forward contracts outstanding at September 30, 2011, assuming a hypothetical 10% depreciation of the U.S dollar against foreign currencies from prevailing foreign currency exchange rates and assuming no change in interest rates, the fair value of the foreign exchange forward contracts would have decreased by $17 million. Because our foreign exchange contracts are entered into for hedging purposes, these losses would be largely offset by gains on the underlying transactions.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WARNER MUSIC GROUP CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

Audited Financial Statements:

Management’s Report on Internal Control Over Financial Reporting	230

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	231

Consolidated Balance Sheets as of September 30, 2011 (Successor) and September 30, 2010 (Predecessor)	232

Consolidated Statements of Operations for the periods from July 20, 2011 to September 30, 2011 (Successor), October 1, 2010 to July 19, 2011 (Predecessor), and fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor)	233

Consolidated Statements of Cash Flows for the periods from July 20, 2011 to September 30, 2011 (Successor), October 1, 2010 to July 19, 2011 (Predecessor), and fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor)	234

Consolidated Statements of Equity (Deficit) for the periods from July 20, 2011 to September 30, 2011 (Successor), October 1, 2010 to July 19, 2011 (Predecessor), and fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor)	235

Notes to Consolidated Audited Financial Statements	236

Quarterly Financial Information	268

Supplementary Information—Consolidating Financial Statements	270

Schedule II—Valuation and Qualifying Accounts	281

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER

FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Management designed our internal control systems in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Our internal control systems include the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified and are augmented by written policies, an organizational structure providing for division of responsibilities, careful selection and training of qualified financial personnel and a program of internal audits.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of September 30, 2011.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Warner Music Group Corp.

We have audited the accompanying consolidated balance sheets of Warner Music Group Corp. as of September 30, 2011 (Successor) and 2010 (Predecessor), and the related consolidated statements of operations, equity (deficit), and cash flows for the period from July 20, 2011 to September 30, 2011 (Successor), the period from October 1, 2010 to July 19, 2011 (Predecessor), and each of the years in the two-year period ended September 30, 2010 (Predecessor). Our audits also included the Supplementary Information and Financial Statement Schedule II listed in the index at Item 15(a). These financial statements, supplementary information and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, supplementary information and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Warner Music Group Corp. at September 30, 2011 (Successor) and 2010 (Predecessor), and the consolidated results of its operations and its cash flows for the period from July 20, 2011 to September 30, 2011 (Successor), the period from October 1, 2010 to July 19, 2011 (Predecessor), and each of the years in the two-year period ended September 30, 2010 (Predecessor) in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related Supplementary Information and Financial Statement Schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York

December 8, 2011

Warner Music Group Corp.

Consolidated Balance Sheets

	Successor September 30, 2011	Predecessor September 30, 2010
	(in millions)
Assets
Current assets:
Cash and equivalents	$154	$439
Accounts receivable, less allowances of $0 and $111 million	385	434
Inventories	29	37
Royalty advances expected to be recouped within one year	141	143
Deferred tax assets	54	30
Other current assets	86	78

Total current assets	849	1,161
Royalty advances expected to be recouped after one year	173	189
Property, plant and equipment, net	182	121
Goodwill	1,366	1,057
Intangible assets subject to amortization, net	2,718	1,119
Intangible assets not subject to amortization	102	100
Other assets	79	64

Total assets	$5,469	$3,811

Liabilities and Equity (Deficit)
Current liabilities:
Accounts payable	$165	$206
Accrued royalties	974	1,034
Accrued liabilities	217	314
Accrued interest	55	59
Deferred revenue	101	100
Other current liabilities	53	40

Total current liabilities	1,565	1,753
Long-term debt	2,217	1,945
Deferred tax liabilities	420	169
Other noncurrent liabilities	154	155

Total liabilities	4,356	4,022

Commitments and Contingencies (see Note 13)
Equity (deficit):
Predecessor common stock ($0.001 par value; 500,000,000 shares authorized; 154,950,776 shares issued and outstanding)		—
Successor common stock ($0.001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding)	—
Additional paid-in capital	1,129	611
Accumulated deficit	(31)	(929)
Accumulated other comprehensive (loss) income, net	(2)	53

Total Warner Music Group Corp. equity (deficit)	1,096	(265)
Noncontrolling interest	17	54

Total equity (deficit)	1,113	(211)

Total liabilities and equity (deficit)	$5,469	$3,811

See accompanying notes.

Warner Music Group Corp.

Consolidated Statements of Operations

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Fiscal Year Ended September 30, 2010	Fiscal Year Ended September 30, 2009
	(in millions, except per share data)
Revenues	$554	$2,315	$2,988	$3,205
Costs and expenses:
Cost of revenues	(286)	(1,265)	(1,584)	(1,732)
Selling, general and administrative expenses (a)	(186)	(831)	(1,095)	(1,113)
Transaction costs	(10)	(43)	—	—
Amortization of intangible assets	(38)	(178)	(219)	(225)

Total costs and expenses	(520)	(2,317)	(2,898)	(3,070)

Operating income (loss)	34	(2)	90	135
Interest expense, net	(62)	(151)	(190)	(195)
Gain on sale of equity-method investment	—	—	—	36
Gain on foreign exchange transaction	—	—	—	9
Impairment of cost-method investments	—	—	(1)	(29)
Impairment of equity-method investments	—	—	—	(11)
Other (expense) income, net	—	5	(3)	1

Loss before income taxes	(28)	(148)	(104)	(54)
Income tax expense	(3)	(27)	(41)	(50)

Net loss	(31)	(175)	(145)	(104)
Less: loss attributable to noncontrolling interests	—	1	2	4

Net loss attributable to Warner Music Group Corp.	$(31)	$(174)	$(143)	$(100)

Net loss per common share attributable to Warner Music Group Corp.:
Earnings per share:
Basic		$(1.15)	$(0.96)	$(0.67)

Diluted		$(1.15)	$(0.96)	$(0.67)

Weighted average common shares:
Basic		150.9	149.7	149.4

Diluted		150.9	149.7	149.4

(a) Includes depreciation expense of:	$(9)	$(33)	$(39)	$(37)

See accompanying notes

Warner Music Group Corp.

Consolidated Statements of Cash Flows

	Successor	Predecessor
	From July 20, 2011 Through September 30, 2011	From October 1, 2010 Through July 19, 2011	Fiscal Year Ended September 30, 2010	Fiscal Year Ended September 30, 2009
		(in millions)
Cash flows from operating activities
Net loss	$(31)	$(175)	$(145)	$(104)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on sale of equity-method investment	—	—	—	(36)
Gain on foreign exchange transaction	—	—	—	(9)
Gain on sale of building	—	—	—	(3)
Impairment of equity-method investments	—	—	—	11
Impairment of cost-method investments	—	—	1	29
Depreciation and amortization	47	211	258	262
Deferred taxes	(2)	(15)	—	—
Non-cash interest expense	2	9	20	62
Non-cash, share-based compensation expense	—	24	10	11
Other non-cash adjustments		(2)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(68)	119	118	(8)
Inventories	(2)	10	8	10
Royalty advances	26	(16)	16	(20)
Accounts payable and accrued liabilities	(66)	(127)	(147)	15
Accrued interest	30	(34)	2	25
Other balance sheet changes	—	8	9	(8)

Net cash (used in) provided by operating activities	(64)	12	150	237

Cash flows from investing activities
Purchase of Predecessor	(1,278)	—	—	—
Capital expenditures	(11)	(37)	(51)	(27)
Acquisition of publishing rights	(3)	(59)	(36)	(11)
Investments and acquisitions of businesses, net of cash acquired	—	(59)	(7)	(16)
Proceeds from the sale of investments	—	—	9	125
Repayments of loans by (loans to) third parties	—	—	—	3
Proceeds from the sale of building	—	—	—	8

Net cash (used in) provided by investing activities	(1,292)	(155)	(85)	82

Cash flows from financing activities
Term loan debt repayments	—	—	—	(1,379)
Capital Contribution from Parent	1,099	—	—	—
Proceeds from issuance of Acquisition Corp. Senior Secured Notes	157	—	—	1,059
Proceeds from issuance of Acquisition Corp. Senior Unsecured Notes	747	—	—	—
Proceeds from issuance of Holdings Corp. Senior Notes	150	—	—	—
Repayment of Acquisition Corp. Senior Subordinated Notes	(626)	—	—	—
Repayment of Holdings Senior Discount Notes	(258)	—	—	—
Financing costs paid	(70)	—	—	(23)
Proceeds from the exercise of stock options	—	6	—	—
Distributions to noncontrolling interest holders	—	(1)	(3)	(3)

Net cash provided by (used in) financing activities	1,199	5	(3)	(346)

Effect of foreign currency exchange rate changes on cash	(8)	18	(7)	—

Net increase (decrease) in cash and equivalents	(165)	(120)	55	(27)
Cash and equivalents at beginning of period	319	439	384	411

Cash and equivalents at end of period	$154	$319	$439	$384

See accompanying notes.

Warner Music Group Corp.

Consolidated Statements of Equity (Deficit)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Warner Music Group Corp. Equity (Deficit)	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Value
	(in millions, except number of common shares)
Predecessor Balance at September 30, 2008	154,012,885	$0.001	$590	$(686)	$10	$(86)	$68	$(18)
Comprehensive loss:
Net loss	—	—	—	(100)	—	(100)	(4)	(104)
Foreign currency translation adjustment	—	—	—	—	20	20	—	20
Minimum pension liability	—	—	—	—	1	1	—	1
Deferred losses on derivative financial instruments	—	—	—	—	11	11	—	11

Total comprehensive loss						(68)	(4)	(72)
Dividends
Noncontrolling interest	—	—	—	—	—	—	(5)	(5)
Stock based compensation	549,574	$0.001	11	—	—	11	—	11
Exercises of stock options	28,467	—	—	—	—	—	—	—
Impact of change in accounting

Predecessor Balance at September 30, 2009	154,590,926	$0.001	$601	$(786)	$42	$(143)	$59	$(84)
Comprehensive loss:
Net loss	—	—	—	(143)	—	(143)	(2)	(145)
Foreign currency translation adjustment	—	—	—	—	18	18	—	18
Minimum pension liability	—	—	—	—	(5)	(5)	—	(5)
Deferred gains on derivative financial instruments	—	—	—	—	(2)	(2)	—	(2)

Total comprehensive loss						(132)	(2)	(134)
Noncontrolling interests						—	(3)	(3)
Stock based compensation	28,934	$0.001	10	—	—	10	—	10
Exercises of stock options	330,916	—	—	—	—	—	—	—

Predecessor Balance at September 30, 2010	154,950,776	$0.001	$611	$(929)	$53	$(265)	$54	$(211)
Comprehensive loss:
Net loss	—	—	—	(174)	—	(174)	(1)	(175)
Foreign currency translation adjustment	—	—	—	—	9	9	—	9
Minimum pension liability	—	—	—	—	—	—	—	—
Deferred losses on derivative financial instruments	—	—	—	—	2	2	—	2

Total comprehensive loss						(163)	(1)	(164)
Noncontrolling interests	—	—	—	—	—	—	(4)	(4)
Stock based compensation	(7,731,089)	$0.001	24	—	—	24	—	24
Exercises of stock options	1,688,541	—	6	—	—	6	—	6

Predecessor Balance at July 19, 2011	148,908,228	$0.001	$641	$(1,103)	$64	$(398)	$49	$(349)

Successor:
Initial investment by Parent	1,000	$0.001	$1,129	$—	$—	$1,129	$—	$1,129
Noncontrolling interests						—	17	17
Comprehensive loss, net of tax:
Net loss	—	—	—	(31)	—	(31)	—	(31)
Foreign currency translation adjustment	—	—	—	—	(4)	(4)	—	(4)
Minimum pension liability	—	—	—	—	1	1	—	1
Deferred losses on derivative financial instruments	—	—	—	—	1	1	—	1
Other	—	—	—	—	—	—	—	—

Total comprehensive loss						(33)	—	(33)

Successor Balance at September 30, 2011	1,000	$0.001	$1,129	$(31)	$(2)	$1,096	$17	$1,113

See accompanying notes.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements

1. Description of Business

Warner Music Group Corp. (the “Company”) was formed on November 21, 2003. The Company is the direct parent of WMG Holdings Corp. (“Holdings”), which is the direct parent of WMG Acquisition Corp. (“Acquisition Corp.”). Acquisition Corp. is one of the world’s major music-based content companies.

Pursuant to the Agreement and Plan of Merger, dated as of May 6, 2011 (the “Merger Agreement”), by and among the Company, AI Entertainment Holdings LLC (formerly Airplanes Music LLC), a Delaware limited liability company (“Parent”) and an affiliate of Access Industries, Inc. (“Access”) and Airplanes Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), on July 20, 2011 (the “Closing Date”), Merger Sub merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

On July 20, 2011, in connection with the Merger, each outstanding share of common stock of the Company (other than any shares owned by the Company or its wholly owned subsidiaries, or by Parent and its affiliates, or by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law, and shares of unvested restricted stock granted under the Company’s equity plan) was cancelled and converted automatically into the right to receive $8.25 in cash, without interest and less applicable withholding taxes (collectively, the “Merger Consideration”).

On July 20, 2011, the Company notified the New York Stock Exchange, Inc. (the “NYSE”) of its intent to remove the Company’s common stock from listing on the NYSE and requested that the NYSE file with the SEC an application on Form 25 to report the delisting of the Company’s common stock from the NYSE. On July 21, 2011, in accordance with the Company’s request, the NYSE filed the Form 25 with the SEC in order to provide notification of such delisting and to effect the deregistration of the Company’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On August 2, 2011 the Company filed a Form 15 with the SEC in order to provide notification of a suspension of its duty to file reports under Section 15(d) of the Exchange Act.

Parent funded the Merger Consideration through cash on hand at the Company at closing, equity financing obtained from Parent and debt financing obtained from third party lenders.

Although the Company continued as the same legal entity after the Merger, the accompanying consolidated financial statements are presented for the “Predecessor” and “Successor” relating to the periods preceding and succeeding the Merger, respectively. As a result of the Company applying the acquisition method of accounting, the Successor period financial statements reflect a new basis of accounting, while the Predecessor financial statements have been prepared using the Company’s historical cost basis of accounting. As a result, the Predecessor and Successor financial statements are not comparable. There have been no changes in the business operations of the Company due to the Merger.

See Note 4 for further discussion on the Merger and purchase price. The accounting for this transaction has been “pushed down” to the Company’s financial statements.

The Company classifies its business interests into two fundamental operations: Recorded Music and Music Publishing. A brief description of these operations is presented below.

Recorded Music Operations

The Company’s Recorded Music business primarily consists of the discovery and development of artists and the related marketing, distribution and licensing of recorded music produced by such artists.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

The Company is also diversifying its revenues beyond its traditional businesses by entering into expanded-rights deals with recording artists in order to partner with artists in other areas of their careers. Under these agreements, the Company provides services to and participates in artists’ activities outside the traditional recorded music business. The Company has built artist services capabilities and platforms for exploiting this broader set of music-related rights and participating more broadly in the monetization of the artist brands it helps create. In developing the Company’s artist services business, the Company has both built and expanded in-house capabilities and expertise and has acquired a number of existing artist services companies involved in artist management, merchandising, strategic marketing and brand management, ticketing, concert promotion, fan clubs, original programming and video entertainment. The Company believes that entering into expanded-rights deals and enhancing its artist services capabilities associated with the Company’s artists and other artists will permit it to diversify revenue streams to better capitalize on the growth areas of the music industry and permit it to build stronger, long-term relationships with artists and more effectively connect artists and fans.

In the U.S., Recorded Music operations are conducted principally through the Company’s major record labels—Warner Bros. Records and The Atlantic Records Group. The Company’s Recorded Music operations also include Rhino, a division that specializes in marketing the Company’s music catalog through compilations and reissuances of previously released music and video titles, as well as in the licensing of recordings to and from third parties for various uses, including film and television soundtracks. Rhino has also become the Company’s primary licensing division focused on acquiring broader licensing rights from certain catalog artists. For example, the Company has an exclusive license with The Grateful Dead to manage the band’s intellectual property and a 50% interest in Frank Sinatra Enterprises, an entity that administers licenses for use of Frank Sinatra’s name and likeness and manages all aspects of his music, film and stage content. The Company also conducts its Recorded Music operations through a collection of additional record labels, including, among others, Asylum, Cordless, East West, Elektra, Nonesuch, Reprise, Roadrunner, Rykodisc, Sire and Word.

Outside the U.S., Recorded Music activities are conducted in more than 50 countries primarily through Warner Music International (“WMI”) and its various subsidiaries, affiliates and non-affiliated licensees. WMI engages in the same activities as the Company’s U.S. labels: discovering and signing artists and distributing, marketing and selling their recorded music. In most cases, WMI also markets and distributes the records of those artists for whom the Company’s U.S. record labels have international rights. In certain smaller markets, WMI licenses to unaffiliated third-party record labels the right to distribute its records. The Company’s international artist services operations also include a network of concert promoters through which WMI provides resources to coordinate tours for the Company’s artists and other artists.

Recorded Music distribution operations include WEA Corp., which markets and sells music and DVD products to retailers and wholesale distributors in the U.S.; ADA, which distributes the products of independent labels to retail and wholesale distributors in the U.S.; various distribution centers and ventures operated internationally; an 80% interest in Word Entertainment, which specializes in the distribution of music products in the Christian retail marketplace and ADA Global, which provides distribution services outside of the U.S. through a network of affiliated and non-affiliated distributors.

The Company plays an integral role in virtually all aspects of the recorded music value chain from discovering and developing talent to producing albums and promoting artists and their products. After an artist has entered into a contract with one of the Company’s record labels, a master recording of the artist’s music is created. The recording is then replicated for sale to consumers primarily in the CD and digital formats. In the U.S., WEA Corp., ADA and Word market, sell and deliver product, either directly or through sub-distributors and wholesalers, to record stores, mass merchants and other retailers. The Company’s recorded music products are also sold in physical form to online physical retailers such as Amazon.com, barnesandnoble.com and bestbuy.com and in digital form to online digital retailers like Apple’s iTunes and mobile full-track download

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

stores such as those operated by Verizon or Sprint. In the case of expanded-rights deals where the Company acquires broader rights in a recording artist’s career, the Company may provide more comprehensive career support and actively develop new opportunities for an artist through touring, fan clubs, merchandising and sponsorships, among other areas. The Company believes expanded-rights deals create better partnerships with its artists, which allow the Company and its artists to work together more closely to create and sustain artistic and commercial success.

The Company has integrated the sale of digital content into all aspects of its Recorded Music and Music Publishing businesses including A&R, marketing, promotion and distribution. The Company’s new media executives work closely with A&R departments to make sure that while a record is being made, digital assets are also created with all of its distribution channels in mind, including subscription services, social networking sites, online portals and music-centered destinations. The Company works side by side with its mobile and online partners to test new concepts. The Company believes existing and new digital businesses will be a significant source of growth for the next several years and will provide new opportunities to monetize its assets and create new revenue streams. As a music-based content company, the Company has assets that go beyond its recorded music and music publishing catalogs, such as its music video library, which it has begun to monetize through digital channels. The proportion of digital revenues attributed to each distribution channel varies by region and since digital music is in the relatively early stages of growth, proportions may change as the roll out of new technologies continues. As an owner of musical content, the Company believes it is well positioned to take advantage of growth in digital distribution and emerging technologies to maximize the value of its assets.

Music Publishing Operations

Where recorded music is focused on exploiting a particular recording of a composition, music publishing is an intellectual property business focused on the exploitation of the composition itself. In return for promoting, placing, marketing and administering the creative output of a songwriter, or engaging in those activities for other rights holders, the Company’s Music Publishing business garners a share of the revenues generated from use of the composition.

The Company’s Music Publishing operations include Warner/Chappell, its global Music Publishing company, headquartered in New York with operations in over 50 countries through various subsidiaries, affiliates and non-affiliated licensees. The Company owns or controls rights to more than one million musical compositions, including numerous pop hits, American standards, folk songs and motion picture and theatrical compositions. Assembled over decades, its award-winning catalog includes over 65,000 songwriters and composers and a diverse range of genres including pop, rock, jazz, country, R&B, hip-hop, rap, reggae, Latin, folk, blues, symphonic, soul, Broadway, techno, alternative, gospel and other Christian music. In January 2011, the Company acquired Southside Independent Music Publishing, a leading independent music publishing company, further adding to its catalog. Warner/Chappell also administers the music and soundtracks of several third-party television and film producers and studios, including Lucasfilm, Ltd., Hallmark Entertainment, Disney Music Publishing and Turner Music Publishing. In 2007, the Company entered the production music library business with the acquisition of Non-Stop Music. The Company has subsequently continued to expand its production music operations with the acquisitions of Groove Addicts Production Music Library and Carlin Recorded Music Library in fiscal year 2010 and 615 Music in fiscal year 2011.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

2. Basis of Presentation

Basis of Consolidation

The accompanying financial statements present the consolidated accounts of all entities in which the Company has a controlling voting interest and/or variable interest entities required to be consolidated in accordance with U.S. GAAP. Significant inter-company balances and transactions have been eliminated. Certain reclassifications have been made to the prior fiscal years’ consolidated financial statements to conform with the current fiscal-year presentation.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”) requires the Company first evaluate its investments to determine if any investments qualify as a variable interest entity (“VIE”). A VIE is consolidated if the Company is deemed to be the primary beneficiary of the VIE, which is the party involved with the VIE that has both (i) the power to control the most significant activities of the VIE and (ii) either the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. If an entity is not deemed to be a VIE, the Company consolidates the entity if the Company has a controlling voting interest.

The Company maintains a 52-53 week fiscal year ending on the last Friday in September. The twelve months fiscal year 2011 ended on September 30, 2011, fiscal year 2010 ended on September 24, 2010 and fiscal year 2009 ended on September 25, 2009. For convenience purposes, the Company continues to date its financial statements as of September 30.

The Company has performed a review of all subsequent events through the date the financial statements were issued, and has determined no additional disclosures are necessary.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Business Combinations

The Company accounts for its business acquisitions under the FASB authoritative guidance for business combinations. The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Cash and Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts Receivable

Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Sales Returns and Allowance for Doubtful Accounts

Management’s estimate of physical recorded music products that will be returned, and the amount of receivables that will ultimately be collected is an area of judgment affecting reported revenues and net income. In estimating physical product sales that will be returned, management analyzes vendor sales of product, historical return trends, current economic conditions, and changes in customer demand. Based on this information, management reserves a percentage of any physical product sales that provide the customer with the right of return. The provision for such sales returns is reflected as a reduction in the revenues from the related sale.

Similarly, the Company monitors customer credit risk related to accounts receivable. Significant judgments and estimates are involved in evaluating if such amounts will ultimately be fully collected. On an ongoing basis, the Company tracks customer exposure based on news reports, ratings agency information and direct dialogue with customers. Counterparties that are determined to be of a higher risk are evaluated to assess whether the payment terms previously granted to them should be modified. The Company also monitors payment levels from customers, and a provision for estimated uncollectible amounts is maintained based on such payment levels, historical experience, management’s views on trends in the overall receivable agings and, for larger accounts, analyses of specific risks on a customer specific basis.

Foreign Currency Translation

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included in the accompanying consolidated statements of equity (deficit) as a component of accumulated other comprehensive income (loss).

Derivative and Financial Instruments

The Company accounts for these investments as required by the FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”), which requires that all derivative instruments be recognized on the balance sheet at fair value. ASC 815 also provides that, for derivative instruments that qualify for hedge accounting, changes in the fair value are either (a) offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or (b) recognized in equity until the hedged item is recognized in earnings, depending on whether the derivative is being used to hedge changes in fair value or cash flows. In addition, the ineffective portion of a derivative’s change in fair value is immediately recognized in earnings.

The carrying value of the Company’s financial instruments approximates fair value, except for certain differences relating to long-term, fixed-rate debt (see Note 17) and other financial instruments that are not significant. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

Revenues

Recorded Music

As required by FASB ASC Topic 605, Revenue Recognition (“ASC 605”), the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collection is probable.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Revenues from the sale of physical Recorded Music products are recognized upon delivery, which occurs once the product has been shipped and title and risk of loss have been transferred. In accordance with industry practice and as is customary in many territories, certain products, such as CDs and DVDs, are sold to customers with the right to return unsold items. Revenues from such sales are recognized upon shipment based on gross sales less a provision for future estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and related sales accounting reports are delivered by the providers.

Music Publishing

Music Publishing revenues are earned from the receipt of royalties relating to the licensing of rights in musical compositions, and the sale of published sheet music and songbooks. The receipt of royalties principally relates to amounts earned from the public performance of copyrighted material, the mechanical reproduction of copyrighted material on recorded media including digital formats, and the use of copyrighted material in synchronization with visual images. Consistent with industry practice, music publishing royalties, except for synchronization royalties and mechanical royalties in the U.S., generally are recognized as revenue when cash is received. Synchronization revenue and mechanical revenue in the U.S. are recognized as revenue on an accrual basis when all revenue recognition criteria are met in accordance with ASC 605.

Gross Versus Net Revenue Classification

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. For example, the Company distributes music product on behalf of third-party record labels. As required by FASB ASC Subtopic 605-45, Principal Agent Considerations, such transactions are recorded on a “gross” or “net” basis depending on whether the Company is acting as the “principal” in the transaction or acting as an “agent” in the transaction. The Company serves as the principal in transactions in which it has substantial risks and rewards of ownership and, accordingly, revenues are recorded on a gross basis. For those transactions in which the Company does not have substantial risks and rewards of ownership, the Company is considered an agent and, accordingly, revenues are recorded on a net basis.

To the extent revenues are recorded on a gross basis, any participations and royalties paid to third parties are recorded as expenses so that the net amount (gross revenues less expenses) flows through operating income. To the extent revenues are recorded on a net basis, revenues are reported based on the amounts received, less participations and royalties paid to third parties. In both cases, the impact on operating income is the same whether the Company records the revenues on a gross or net basis.

Based on an evaluation of the individual terms of each contract and whether the Company is acting as principal or agent, the Company generally records revenues from the distribution of recorded music product on behalf of third-party record labels on a gross basis. However, revenues are recorded on a net basis for recorded music compilations distributed by other record companies where the Company has a right to participate in the profits.

Royalty Advances and Royalty Costs

The Company regularly commits to and pays royalty advances to its recording artists and songwriters in respect of future sales. The Company accounts for these advances under the related guidance in FASB ASC Topic 928, Entertainment—Music (“ASC 928”). Under ASC 928, the Company capitalizes as assets certain advances that it believes are recoverable from future royalties to be earned by the recording artist or songwriter. Advances vary in both amount and expected life based on the underlying recording artist or songwriter. Advances to recording artists or songwriters with a history of successful commercial acceptability will typically

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

be larger than advances to a newer or unproven recording artist or songwriter. In addition, in most cases these advances represent a multi-album release or multi-song obligation and the number of albums releases and songs will vary by recording artist or songwriter.

The Company’s decision to capitalize an advance to a recording artist or songwriter as an asset requires significant judgment as to the recoverability of the advance. The recoverability is assessed upon initial commitment of the advance based upon the Company’s forecast of anticipated revenue from the sale of future and existing albums or songs. In determining whether the advance is recoverable, the Company evaluates the current and past popularity of the recording artist or songwriter, the sales history of the recording artist or songwriter, the initial or expected commercial acceptability of the product, the current and past popularity of the genre of music that the product is designed to appeal to, and other relevant factors. Based upon this information, the Company expenses the portion of any advance that it believes is not recoverable. In most cases, advances to recording artists or songwriters without a history of success and evidence of current or past popularity will be expensed immediately. Advances are individually assessed for recoverability continuously and at minimum on a quarterly basis. As part of the ongoing assessment of recoverability, the Company monitors the projection of future sales based on the current environment, the recording artist’s or songwriter’s ability to meet their contractual obligations as well as its intent to support future album releases or songs from the recording artist or songwriter. To the extent that a portion of an outstanding advance is no longer deemed recoverable, that amount will be expensed in the period the determination is made.

Inventories

Inventories consist of DVDs, CDs and related music products, as well as published sheet music and songbooks. Inventories are stated at the lower of cost or estimated realizable value. Cost is determined using first-in, first-out (“FIFO”) and average cost methods, which approximate cost under the FIFO method. Returned goods included in inventory are valued at estimated realizable value, but not in excess of cost.

Advertising

As required by the FASB ASC Subtopic 720-35, Advertising Costs (“ASC 720-35”) advertising costs, including costs to produce music videos used for promotional purposes, are expensed as incurred. Advertising expense amounted to approximately $11 million, $77 million, $106 million and $120 million for the period from July 20, 2011 to September 30, 2011 (Successor), for the period from October 1, 2010 to July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), respectively. Deferred advertising costs, which principally relate to advertisements that have been paid for but not been exhibited or services that have not been received, were not material as of current or prior fiscal years.

Concentration of Credit Risk

The Company has ten significant recorded music customers that individually represent less than 10% of the Company’s consolidated gross accounts receivable, and approximately 19% in the aggregate. Based on a history of cash collection, the Company does not believe there is any significant collection risk from such customers.

In the music publishing business, the Company collects a significant portion of its royalties from copyright collection societies around the world. Collection societies and associations generally are not-for-profit organizations that represent composers, songwriters and music publishers. These organizations seek to protect the rights of their members by licensing, collecting license fees and distributing royalties for the use of their works. Accordingly, the Company does not believe there is any significant collection risk from such societies.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Shipping and Handling

The costs associated with shipping goods to customers are recorded as cost of revenues. Shipping and handling charges billed to customers are included in revenues.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Depreciation is calculated using the straight-line method based upon the estimated useful lives of depreciable assets as follows: five to seven years for furniture and fixtures, periods of up to five years for computer equipment and periods of up to seven years for machinery and equipment. Buildings are depreciated over periods of up to forty years. Leasehold improvements are depreciated over periods up to the life of the lease or estimated useful lives of the improvements, whichever period is shorter.

Internal-Use Software Development Costs

As required by FASB ASC Subtopic 350-40, Internal-Use Software (“ASC Topic 350-40”), the Company capitalizes certain external and internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software costs are depreciated over the estimated useful life of the underlying project on a straight-line basis, generally not exceeding five years and are recorded as a component of property, plant and equipment.

Accounting for Goodwill and Other Intangible Assets

In accordance with FASB ASC Topic 350, Intangibles-Goodwill and Other (“ASC Topic 350”), the Company accounts for business combinations using the acquisition method of accounting and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price over the fair value of net assets, including the amount assigned to identifiable intangible assets. Pursuant to this guidance, the Company does not amortize the goodwill balance and instead, performs an annual impairment review to assess the fair value of goodwill over its carrying value. Identifiable intangible assets with finite lives are amortized over their useful lives.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, its goodwill is not impaired and the second step of the impairment test is not necessary. If the carrying amount of the reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with its carrying amount to measure the amount of impairment, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment is recognized in an amount equal to that excess. Goodwill is tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances.

The Company performs an annual impairment review of its indefinite-lived intangible assets unless events occur which trigger the need for an earlier impairment review. The impairment test involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The impairment review

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

requires management to make assumptions about future conditions impacting the value of the indefinite-lived intangible assets, including projected growth rates, cost of capital, effective tax rates, tax amortization periods, royalty rates, market share and others.

Valuation of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan to dispose of the assets, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

Share-Based Compensation – Predecessor

Predecessor accounted for share based payments as required by FASB ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). ASC 718 requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Under this fair value recognition provision of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. The Company had applied the modified prospective method and expensed deferred stock-based compensation on an accelerated basis over the vesting period of the stock award. Expected forfeitures were included in determining share-based employee compensation expense.

Predecessor estimated the fair value of its grants made using the binomial method, which included assumptions related to volatility, dividend yield and risk-free interest rate. Predecessor also awarded or sold restricted shares to its employees. For restricted shares awarded or sold below market value, the accounting charge was measured at the grant date and amortized ratably as non-cash compensation over the vesting term.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB ASC Topic 740, Income Taxes (“ASC Topic 740”). Under this method, income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carry forwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Comprehensive Income (Loss)

Comprehensive income (loss), which is reported in the accompanying consolidated statements of equity (deficit), consists of net income (loss) and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income (loss). For the Company, the components of other comprehensive income (loss) primarily consist of foreign currency translation gains and losses and deferred gains and losses on financial instruments designated as hedges under ASC 815, which include interest-rate swap and foreign exchange contracts. The following summary sets forth the components of other comprehensive income (loss), net of related taxes, which have been accumulated in equity (deficit) since September 30, 2008 (Predecessor):

	Foreign Currency Translation Gain (Loss)	Minimum Pension Liability Adjustment	Derivative Financial Instruments Gain (Loss)	Accumulated Other Comprehensive Income (Loss)
	(in millions)
Predecessor Balance at September 30, 2008	$20	$1	$(11)	$10
Activity through September 30, 2009	20	1	11	32

Predecessor Balance at September 30, 2009	$40	$2	$—	$42
Activity through September 30, 2010	18	(5)	(2)	11

Predecessor Balance at September 30, 2010	$58	$(3)	$(2)	$53

Activity through July 19, 2011	9	—	2	11

Predecessor Balance at July 19, 2011	$67	$(3)	$—	$64

Successor activity from July 20, 2011 through September 30, 2011	(4)	1	1	(2)

Successor Balance at September 30, 2011	$(4)	$1	$1	$(2)

4. Merger

As further described in Note 1, as a result of the merger, effective as of July 20, 2011, the Company was acquired by Parent. Transaction costs of approximately $53 million have been expensed as follows; $10 million and $43 million from July 20, 2011 to September 30, 2011 (Successor) and from October 1, 2010 to July 19, 2011 (Predecessor), respectively.

The Merger was accounted for in accordance with FASB ASC Topic 805, Business Combinations, using the acquisition method of accounting. The assets and liabilities of the Company, including identifiable intangible assets, have been measured at their fair value primarily using Level 3 inputs (see Note 17 for additional information on fair value inputs). Determining the fair value of the assets acquired and liabilities assumed requires judgment and involved the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. The use of different estimates and judgments could yield materially different results.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

The table below presents the consideration transferred and the preliminary allocation of purchase price to the assets and liabilities acquired as a result of the Merger.

Cash paid to acquire outstanding WMG shares	$1,228
Cash paid to settle equity awards	50

Total cash consideration	1,278
Less: Cash paid by WMG	(179)

Net Investment	1,099
WMG shares previously held by Parent	30

Total consideration to be allocated	$1,129

Fair Value of assets acquired and liabilities assumed:
Cash	$140
Accounts receivable	331
Inventory	28
Artist advances	347
Property, plant and equipment	182
Intangible assets	2,879
Other assets	125
Current liabilities	(1,546)
Deferred income tax liabilities	(363)
Deferred revenue	(115)
Other noncurrent liabilities	(179)
Debt	(2,049)
Noncontrolling interests	(17)

Fair value of net assets acquired	(237)
Goodwill recorded	1,366

Total consideration allocated	$1,129

Goodwill is calculated as the excess of the consideration paid over the net assets recognized. The goodwill recorded as part of the Merger primarily reflects the expected value to be generated from the continued transition of the music industry and the expected resulting cost savings, as well as any intangible assets that do not qualify for separate recognition. Goodwill has been allocated to our reportable segments as follows: Recorded Music $902 million and Music Publishing $464 million.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

The components of the intangible assets identified in the table above and the related useful lives, segregated by our operating segments, are as follows:

	Value	Useful Life
US Recorded Music
Trademarks/trade names	$24	Indefinite
Trademarks/trade names	3	7 years
Catalog	300	11 years
Artist contracts	250	12 years
International Recorded Music
Trademarks/trade names	$27	Indefinite
Trademarks/trade names	4	7 years
Catalog	260	5 years
Artist contracts	270	8 years
Music Publishing
Trademarks/trade names	$51	Indefinite
Copyrights	1,530	28 years
Songwriter contracts	160	29 years

Pro Forma Financial Information (unaudited)

The following unaudited pro forma information has been presented as if the Merger occurred on October 1, 2009. This information is based on historical results of operations, adjusted for allocation of purchase price, and other transaction-related adjustments, and is not necessarily indicative of what our results of operations would have been had the Merger occurred on such date. The unaudited pro forma results do not reflect the realization of any cost savings as a result of restructuring activities and other cost savings initiatives planned subsequent to the Merger or the related estimated restructuring charges contemplated in association with any such expected cost savings. Such charges will be expensed in the appropriate accounting periods.

	September 30, 2011		September 30, 2010
	Actual	Pro Forma (unaudited)	Actual	Pro Forma (unaudited)
	(in millions)
Revenue	$2,869	$2,869	$2,988	$2,988
Net loss	(206)	(208)	(145)	(171)
Net loss attributable to Warner Music Group Corp.	(205)	(207)	(143)	(169)

5. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Successor September 30, 2011	Predecessor September 30, 2010
	(in millions)
Land	$12	$11
Buildings and improvements	52	116
Furniture and fixtures	12	24
Computer hardware and software	79	186
Construction in progress	35	35
Machinery and equipment	1	2

	191	374
Less accumulated depreciation	(9)	(253)

	$182	$121

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

6. Goodwill and Intangible Assets

Goodwill

The following analysis details the changes in goodwill for each reportable segment during the years ended September 30, 2011 (Successor) and September 30, 2010 (Predecessor):

	Recorded Music	Music Publishing	Total
	(in millions)
Balance at September 30, 2009 (Predecessor)	$436	$591	$1,027
Acquisitions	29	3	32
Dispositions	—	—	—
Other adjustments	(2)	—	(2)

Balance at September 30, 2010 (Predecessor)	$463	$594	$1,057
Acquisitions	16	7	23
Dispositions	—	—	—
Other adjustments	10	—	10

Balance at July 19, 2011 (Predecessor)	$489	$601	$1,090

Goodwill assigned in purchase price accounting	902	464	1,366
Acquisitions	—	—	—
Dispositions	—	—	—
Other adjustments	—	—	—

Balance at September 30, 2011 (Successor)	$902	$464	$1,366

The acquisition of goodwill during the period ended July 19, 2011 primarily include the following: (a) $10 million contingent consideration paid in relation to the acquisition of a touring company that occurred in fiscal year 2008 under the previous business combination rules, (b) $7 million established in connection with the acquisition of a production music company, (c) $2 million related to the acquisition of an event production/management company and (d) $2 million related to additional goodwill for the purchase of an artist management company. The other adjustments to goodwill in 2011 during the period ended July 19, 2011 represent foreign currency translation adjustments.

The acquisition of goodwill in 2010 primarily include the following: (a) $21 million related to the consideration for the remaining 26.5% acquisition of Roadrunner Music Group, (b) $7 million related to the acquisition of a touring company and (c) $3 million related to the deferred tax liability established in relation to the acquisition of a production music company. The other adjustments to goodwill in 2010 represent foreign currency translation adjustments.

The Company performs its annual goodwill impairment test in accordance with ASC 350 during the fourth quarter of each fiscal year. The Company may conduct an earlier review if events or circumstances occur that would suggest the carrying value of the Company’s goodwill may not be recoverable. As noted, the Merger was completed during the fourth quarter of fiscal year ended September 30, 2011 and resulted in all assets and liabilities being recognized at fair value as of July 20, 2011. This eliminated the need for the Company to perform a separate annual assessment of the recoverability of its goodwill and intangibles. No indicators of impairment were identified during the Predecessor period that required the Company to perform an interim assessment or recoverability test, nor were any identified during the Successor period.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Other Intangible Assets

Other intangible assets consist of the following:

	Successor September 30, 2011	Predecessor September 30, 2010
	(in millions)
Intangible assets subject to amortization:
Recorded music catalog	$557	$1,376
Music publishing copyrights	1,512	976
Artist and songwriter contracts	680	79
Trademarks	7	31
Other intangible assets	—	9

	2,756	2,471
Accumulated amortization	(38)	(1,352)

Total net intangible assets subject to amortization	2,718	1,119
Intangible assets not subject to amortization:
Trademarks and brands	102	100

Total net other intangible assets	$2,820	$1,219

Amortization

Based on the amount of intangible assets subject to amortization at September 30, 2011, the expected amortization for each of the next five fiscal years and thereafter are as follows:

Fiscal Years Ending September 30,
(in millions)
2012	$194
2013	194
2014	194
2015	194
2016	184
Thereafter	1,758

$2,718

The life of all acquired intangible assets is evaluated based on the expected future cash flows associated with the asset. The expected amortization expense above reflects estimated useful lives assigned to the Company’s identifiable, finite-lived intangible assets established in the accounting for the Merger effective as of July 20, 2011.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

7. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following:

	Successor September 30, 2011	Predecessor September 30, 2010
	(in millions)
Deferred income	$4	$4
Accrued compensation and benefits	38	39
Acquisition and merger-related restructuring liabilities	—	1
Unfavorable and other contractual obligations	77	80
Other	35	31

	$154	$155

8. Debt

Debt Capitalization

Long-term debt consisted of the following:

	Successor September 30, 2011	Predecessor September 30, 2010
	(in millions)
Revolving Credit Facility (a)	$—	$—
9.5% Existing Secured Notes due 2016—Acquisition Corp (b)	1,162	1,065
9.5% Secured WMG Notes Indenture due 2016—Acquisition Corp (c)	157	—
11.5% Senior Unsecured Notes due 2018—Acquisition Corp (d)	748	—
13.75% Senior Notes due 2019—Holdings(e)	150	—
7.375% U.S. dollar-denominated Senior Subordinated Notes due 2014—Acquisition Corp. (f)	—	465
8.125% Sterling-denominated Senior Subordinated Notes due 2014—Acquisition Corp. (f)	—	157
9.5% Senior Discount Notes due 2014—Holdings (f)	—	258

Total long term debt	$2,217	$1,945

(a)	Reflects $60 million of commitments under the Revolving Credit Facility which was undrawn at September 30, 2011 (Successor).
(b)	9.5% Existing Senior Secured Notes due 2016; face amount of $1.1 billion plus unamortized premium of $62 million at September 30, 2011 (Successor) and less unamortized discount of $35 million at September 30, 2010 (Predecessor).
(c)	9.5% Secured WMG Notes Indenture due 2016; face amount of $150 million plus unamortized premium of $7 million at September 30, 2011 (Successor).
(d)	11.5% Senior Unsecured Notes due 2018; face amount of $765 million less unamortized discount of $17 million at September 30, 2011 (Successor).
(e)	13.75% Senior Holdings Notes due 2019, face amount of $150 million at September 30, 2011(Successor).
(f)	All outstanding amounts were repaid in full as part of the refinancing described below.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Revolving Credit Facility

In connection with the Merger, Acquisition Corp. (“Borrower”) entered into a credit agreement for a senior secured revolving credit facility with Credit Suisse AG, as administrative agent, and the other financial institutions and lenders from time to time party thereto (the “Revolving Credit Facility”). The Revolving Credit Facility provides for a revolving credit facility in the amount of up to $60 million for general corporate purposes and includes a letter of credit sub-facility. The final maturity of the Revolving Credit Facility is July 19, 2016.

Interest Rates and Fees

Borrowings under the Revolving Credit Facility bear interest at Borrower’s election at a rate equal to (i) the rate for deposits in U.S. dollars in the London interbank market (adjusted for maximum reserves) for the applicable interest period (“LIBOR rate”), plus 4% per annum, or (ii) the base rate, which is the highest of (x) the corporate base rate established by the administrative agent from time to time, (y) the overnight federal funds rate plus 0.5% and (z) the one-month LIBOR rate plus 1.0% per annum, plus, in each case, 3% per annum. The LIBOR rate shall be deemed to be not less than 1.5%. If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an alternative base rate loan.

The Credit Agreement bears a commitment fee on the unutilized portion equal to 0.50%, payable quarterly in arrears, based on the utilization of the Revolving Credit Facility. The Revolving Credit Facility bears customary letter of credit fees. WMG Acquisition Corp. is also required to pay certain upfront fees to lenders and agency fees to the agent under the Credit Agreement, in the amounts and at the times agreed between the relevant parties.

Guarantee; Security

Acquisition Corp. and certain of its domestic subsidiaries entered into a Subsidiary Guaranty, dated as of the closing Date (the “Subsidiary Guaranty”) pursuant to which all obligations under the Credit Agreement are guaranteed by Acquisition Corp.’s existing subsidiaries that guarantee the Existing Secured Notes and each other direct and indirect wholly owned U.S. subsidiary, other than certain excluded subsidiaries.

All obligations of the Borrower and each guarantor are secured by substantially all assets of the Borrower, Holdings and each subsidiary guarantor to the extent required under the security agreement securing the Existing Secured Notes and the Secured WMG Notes, including a perfected pledge of all the equity interests of the Borrower and of any subsidiary guarantor, mortgages on certain real property and certain intellectual property.

Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants. There are no financial covenants included in the Revolving Credit Facility, other than a springing leverage ratio, which will be tested only when there are loans outstanding under the Revolving Credit Facility in excess of $5 million (excluding letters of credit).

Existing Secured Notes

As of September 30, 2011 (Successor), Acquisition Corp. had $1.162 billion of debt represented by the Acquisition Corp. Senior Secured Notes. Acquisition Corp. previously issued $1.1 billion aggregate principal amount of its 9.5% Senior Secured Notes due 2014 (the “Existing Secured Notes”) in 2009. The Existing Secured

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Notes were issued at 96.289% of their face value for total net proceeds of $1.059 billion, with an effective interest rate of 10.25%. The original issue discount (OID) was $41 million. The OID is equal to the difference between the stated principal amount and the issue price. Following the Merger, in accordance with the acquisition method of accounting described in Note 1, these notes were recorded at fair value. This resulted in the elimination of the predecessor discount and the establishment of a $65 million successor premium based on market data as of the closing date of the Merger. This premium will be amortized using the effective interest rate method and reported as a component within non-cash interest expense. Also at this date, the Company had remaining unamortized deferred financing costs of $18 million which were eliminated in conjunction with the fair value adjustment noted above. The Existing Secured Notes mature on June 15, 2016 and bear interest payable semi-annually on June 15 and December 15 of each year at a fixed rate of 9.50% per annum.

Prepayments of the Existing Secured Notes are allowed, subject to certain term in the agreement, including the prepayment amount and the redemption price, which varies based on the timing of the prepayment. In addition, payment of accrued and unpaid interest also would be required at the time of any prepayment. In the event of a change in control, as defined in the indenture, each holder of the Existing Secured Notes may require Acquisition Corp. to repurchase some or all of its respective Existing Secured Notes at a purchase price equal to 101% plus accrued and unpaid interest.

The Existing Secured Notes remained outstanding following the Merger. In connection with the Merger, in May 2011, the Company received the requisite consents from holders of the Existing Secured Notes to amend the indenture governing the notes such that the Merger would not constitute a “Change of Control” as defined therein. In conjunction with these consents, the Company was required to pay a consent fee to the holders and other fees of $21 million, which was eliminated in conjunction with the fair value adjustment noted above.

Ranking and Guarantees

The Existing Secured Notes are senior secured obligations of Acquisition Corp. that rank senior in right of payment to Acquisition Corp.’s subordinated indebtedness. The obligations under the Existing Secured Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned U.S. subsidiaries and any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future. The Existing Secured Notes are not guaranteed by Holdings. All obligations under the Existing Secured Notes and the guarantees of those obligations are secured by first-priority liens, subject to permitted liens, in the assets of Holdings, Acquisition Corp., and the subsidiary guarantors that previously secured our senior secured credit facility, which consist of the shares of Acquisition Corp., Acquisition Corp.’s assets and the assets of the subsidiary guarantors, except for certain excluded assets.

Covenants, Representations and Warranties

The Existing Secured Notes contain customary representations and warranties and customary affirmative and negative covenants. The indenture for the Existing Secured Notes contains a number of covenants that, among other things limit (subject to certain exceptions), the ability of Acquisition Corp. and its restricted subsidiaries to (i) incur additional debt or issue certain preferred shares; (ii) pay dividends on or make distributions in respect of its capital stock or make other restricted payments (as defined in the indenture); (iii) make certain investments; (iv) sell certain assets; (v) create liens on certain debt; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (vii) sell or otherwise dispose of its Music Publishing business; (viii) enter into certain transactions with affiliates and (ix) designate its subsidiaries as unrestricted subsidiaries.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Secured WMG Notes

On the Closing Date, WM Finance Corp. issued $150 million aggregate principal amount of the Secured WMG Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Secured WMG Notes Indenture”), between the WM Finance Corp. and Wells Fargo Bank, National Association as Trustee (the “Trustee”). Following the completion of the Merger, Acquisition Corp. and certain of its domestic subsidiaries (the “Guarantors”) entered into a Supplemental Indenture with the Trustee, pursuant to which (i) Acquisition Corp. became a party to the Indenture and assumed the obligations of the WM Finance Corp. under the Secured WMG Notes and (ii) each Guarantor became a party to the Secured WMG Notes Indenture and provided an unconditional guarantee on a senior secured basis of the obligations of Acquisition Corp. under the Secured WMG Notes.

The Secured WMG Notes were issued at 104.75% of their face value for total proceeds of $157 million, with an effective interest rate of 8.32%. The original issue premium (OIP) was $7 million, which is the difference between the stated principal amount and the issue price. The OIP will be amortized over the term of the Secured WMG Notes using the effective interest rate method and reported as an offset to non cash interest expense. In conjunction with this transaction, the Company incurred $15 million of financing costs which were deferred and will be amortized over the term of the Senior WMG Notes and included as a component within non-cash interest expense. The Secured WMG Notes mature on June 15, 2016 and bear interest payable semi-annual on June 15 and Dec 15 at fixed rate of 9.5%.

Prepayments of the Secured WMG Notes are allowed, subject to certain terms in the agreement, including the prepayment amount and the redemption price, which varies based on the timing of the prepayment. In addition, payment of accrued and unpaid interest also would be required at the time of any prepayment. Upon the occurrence of a change of control, which is defined in the Secured WMG Notes Indenture, each holder of the Secured WMG Notes has the right to require Acquisition Corp. to repurchase some or all of such holder’s Secured WMG Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Ranking and Guarantees

The Secured WMG Notes are Acquisition Corp.’s senior secured obligations and are secured on an equal and ratable basis with all future indebtedness secured with the same security arrangements as the Secured WMG Notes. The Secured WMG Notes rank senior in right of payment to Acquisition Corp.’s subordinated indebtedness, including its existing senior notes; rank equally in right of payment with all of the Company’s future senior indebtedness, including indebtedness under any future senior secured credit facility; and are structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of any of Acquisition Corp.’s non-guarantor subsidiaries (other than indebtedness and liabilities owed to Acquisition Corp. or one of its subsidiary guarantors (as such term is defined below)).

The Secured WMG Notes are fully and unconditionally guaranteed on a senior secured basis by each of Acquisition Corp.’s existing direct or indirect wholly owned domestic subsidiaries and by any such subsidiaries that guarantee other indebtedness of Acquisition Corp. in the future.

Covenants, Representations and Warranties

The Secured WMG Notes Indenture contains covenants limiting, among other things, Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to it or make certain

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

other intercompany transfers; sell certain assets; create liens on certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; sell or otherwise dispose of its Music Publishing business; and enter into certain transactions with its affiliates.

Unsecured WMG Notes

On the Closing Date, the WM Finance Corp. issued $765 million aggregate principal amount of the Unsecured WMG Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Unsecured WMG Notes Indenture”), between the WM Finance Corp. and Wells Fargo Bank, National Association as Trustee (the “Trustee”). Following the completion of the Merger Acquisition Corp. and certain of its domestic subsidiaries (the “Guarantors”) entered into a Supplemental Indenture with the Trustee, pursuant to which (i) Acquisition Corp. became a party to the Indenture and assumed the obligations of WM Finance Corp. under the Unsecured WMG Notes and (ii) each Guarantor became a party to the Unsecured WMG Notes Indenture and provided an unconditional guarantee of the obligations of Acquisition Corp. under the Unsecured WMG Notes.

The Unsecured WMG Notes were issued at 97.673% of their face value for total proceeds of $747 million, with an effective interest rate of 12%. The OID was $17 million and will be amortized over the term of the Unsecured WMG Notes using the effective interest rate method and reported as non cash interest expense. In conjunction with this transaction, the Company incurred $26 million of financing costs which were deferred and will be amortized over the term of the Unsecured WMG Notes and included as a component within non-cash interest expense. The Unsecured WMG Notes mature on October 1, 2018 and bear interest payable semi-annual on April 1 and October 1 at fixed rate of 11.5%.

Prepayments of the Unsecured WMG Notes are allowed, subject to certain terms in the agreement, including the prepayment amount and the redemption price, which varies based on the timing of the prepayment. In addition, payment of accrued and unpaid interest also would be required at the time of any prepayment. Upon the occurrence of certain events constituting a change of control, Acquisition Corp. is required to make an offer to repurchase all of Unsecured WMG Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest and special interest, if any to the repurchase date.

Ranking and Guarantees

The Unsecured WMG Notes and the related guarantees are Acquisition Corp.’s and the guarantors’ general unsecured senior obligations and rank senior to all their future debt that is expressly subordinated in right of payment to the Unsecured WMG Notes. The Unsecured WMG Notes rank equally with all of Acquisition Corp.’s existing and future liabilities that are not so subordinated, effectively subordinated to all of Acquisition Corp.’s and the guarantors’ existing and future secured indebtedness to the extent of the assets securing that indebtedness, including the Secured WMG Notes, indebtedness under the Revolving Credit Facility and the Existing Secured Notes, and are structurally subordinated to all of the liabilities of Acquisition Corp.’s subsidiaries that do not guarantee the Unsecured WMG Notes, to the extent of the assets of those subsidiaries.

The Unsecured WMG Notes are guaranteed, on a senior unsecured basis, by substantially all of Acquisition Corp.’s subsidiaries that guarantee the Revolving Credit Facility, Existing Secured Notes and Secured WMG Notes.

Covenants, Representations and Warranties

The Unsecured WMG Notes Indenture contains covenants that, among other things, limit Acquisition Corp.’s ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares;

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to Acquisition Corp. or make certain other intercompany transfers; sell certain assets; create liens on certain debt; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets.

Senior Holdings Notes

On the Closing Date, the Initial Holdings Issuer issued $150 million aggregate principal amount of the Holdings Notes pursuant to the Indenture, dated as of the Closing Date (as amended and supplemented, the “Holdings Notes Indenture”), between the Initial Holdings Issuer and Wells Fargo Bank, National Association as Trustee (the “Trustee”). Following the completion of the Merger Holdings entered into a Supplemental Indenture with the Trustee, pursuant to which Holdings became a party to the Indenture and assumed the obligations of the Initial Holdings Issuer under the Holdings Notes.

The Holdings Notes were issued at 100% of their face value. In conjunction with this transaction, the Company incurred $8 million of financing costs which were deferred and will be amortized on over the term of the Holdings Notes and included as a component within non-cash interest expense. The Holdings Notes mature on October 1, 2019 and bear interest payable semi-annual on April 1 and October 1 at fixed rate of 13.75%.

Prepayments of the Holdings Notes are allowed, subject to certain term in the agreement, including the prepayment amount and the redemption price, which varies based on the timing of the prepayment. In addition, payment of accrued and unpaid interest also would be required at the time of any prepayment. Upon the occurrence of certain events constituting a change of control, Holdings is required to make an offer to repurchase all of the Holdings Notes (unless otherwise redeemed) at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any to the repurchase date.

Ranking and Guarantees

The Holdings Notes are Holdings’ general unsecured senior obligations and rank senior to all its future debt that is expressly subordinated in right of payment to the Holdings Notes. The Holdings Notes rank equally with all of Holdings’ existing and future liabilities that are not so subordinated, are structurally subordinated to all of the liabilities of Holdings’ subsidiaries, to the extent of the assets of those subsidiaries, and are effectively junior to the Secured WMG Notes, the Existing Secured Notes and indebtedness under the Revolving Credit Facility to the extent of the value of Holdings’ assets subject to liens securing such indebtedness.

The Holdings Notes are not guaranteed by any of its subsidiaries. On August 2, 2011 the Company issued a guarantee whereby it agreed to fully and unconditionally guarantee (the “Holdings Notes Guarantee”), on a senior unsecured basis, the payments of Holdings related to the Holdings Notes.

Covenants, Representations and Warranties

The Holdings Notes Indenture contains covenants that, among other things, limit Holdings’ ability and the ability of most of its subsidiaries to: incur additional debt or issue certain preferred shares; create liens on certain debt; pay dividends on or make distributions in respect of its capital stock or make investments or other restricted payments; create restrictions on the ability of its restricted subsidiaries to pay dividends to Holdings or make certain other intercompany transfers; sell certain assets; consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; and enter into certain transactions with affiliates.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Repayment of Notes

In connection with the Merger, Acquisition Corp. and Holdings commenced tender offers for the outstanding U.S. dollar-denominated Senior Subordinated Notes due 2014, the Sterling-denominated Senior Subordinated Notes due 2014 and the Senior Discount Notes due 2014 (the “Existing Unsecured Notes”) totaling $884 million in principal payments. On July 20, 2011, all outstanding Existing Unsecured Notes were redeemed. In conjunction with these redemptions, Acquisition Corp. and Holdings recognized $19 million of costs which were included as interest expense in the successor period which represented the excess cash consideration paid in connection with the tender offers and redemption of the outstanding Existing Unsecured Notes over the fair value of the Existing Unsecured Notes as of the Merger date. In addition, at the time of this repayment, $8 million of unamortized deferred financing costs were eliminated from the balance sheet as part of the Merger related purchase accounting adjustments.

Maturities

As of September 30, 2011 (Successor), there are no scheduled maturities of long-term debt until 2016 ($1,250 million). Thereafter, $915 million is schedule to mature.

Interest Expense

Total interest expense was $62 million, $151 million , $195 million, and $201 million for period from July 20, 2011 to September 30, 2011 (Successor), from October 1, 2010 to July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), respectively. The weighted-average interest rate of the Company’s total debt was 10.5% for the period from July 20, 2011 to September 30, 2011 (Successor), and 8.89% for both the period from October 1, 2010 to July 19, 2011 (Predecessor) and for fiscal year ended September 30, 2010 (Predecessor).

Guarantee of Acquisition Corp. Notes

On December 8, 2011 the Company issued a guarantee whereby it agreed to fully and unconditionally guarantee (the “Acquisition Corp. Notes Guarantee”), on a senior unsecured basis, the payments of Acquisition Corp. on the Acquisition Corp. 9.50% Senior Secured Notes due 2016 and the 11.50% Senior Notes due 2018.

9. Income Taxes

For the periods from October 1, 2010 through July 19, 2011 (Predecessor) and from July 20, 2011 through September 30, 2011 (Successor) and for fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), the domestic and foreign pretax (loss) income from continuing operations is as follows:

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Fiscal Year Ended September 30, 2010	Fiscal Year Ended September 30, 2009
		(in millions)
Domestic	$(24)	$(129)	$(109)	$(132)
Foreign	(4)	(19)	5	78

Total	$(28)	$(148)	$(104)	$(54)

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Current and deferred income taxes (tax benefits) provided are as follows:

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Fiscal Year Ended September 30, 2010	Fiscal Year Ended September 30, 2009
	(in millions)
Federal:
Current	$—	$—	$1	$5
Deferred (a)	1	(5)	4	13
Foreign (b):
Current (c)	5	40	31	42
Deferred (a)	(3)	(10)	—	(13)
U.S. State:
Current	—	2	5	3
Deferred	—	—	—	—

Total	$3	$27	$41	$50

(a)	The fiscal year ended September 30, 2009 amounts reflect the reversal of $15 million of previously recognized tax benefits associated with the tax amortization of indefinite lived intangibles from the 2004 Time Warner Acquisition.
(b)	The total foreign tax provision for the fiscal year ended September 30, 2009 reflects a $14 million benefit from the implementation of new digital transfer pricing agreements.
(c)	Includes cash withholding taxes of $3 million, $9 million, $12 million and $13 million for period from July 20, 2011 to September 30, 2011 (Successor), from October 1, 2010 to July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), respectively.

The differences between the U.S. federal statutory income tax rate of 35% and income taxes provided are as follows:

	Successor	Predecessor
	From July 20, 2011 through September 30, 2011	From October 1, 2010 through July 19, 2011	Fiscal Year Ended September 30, 2010	Fiscal Year Ended September 30, 2009
	(in millions)
Taxes on income at the U.S. federal statutory rate	$(10)	$(52)	$(36)	$(19)
U.S. state and local taxes	—	2	5	3
Foreign income taxed at different rates, including withholding taxes	3	18	19	12
Loss without benefit / (release of valuation allowance), net	6	44	53	54
Nondeductible transaction costs	4	13	—	—
Other	—	2	—	—

Total income tax expense	$3	$27	$41	$50

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

During the periods from July 20, 2011 through September 30, 2011 (Successor), October 1, 2010 through July 19, 2011 (Predecessor) and the fiscal year ended September 30, 2010 (Predecessor), the Company incurred losses in the U.S. and certain foreign territories and have offset the tax benefit associated with these losses with a valuation allowance as the Company has determined that it is more likely than not that these losses will not be utilized. The balance of the U.S. tax attributes remaining at the end of September 30, 2011 continues to be offset by a full valuation allowance as the Company has determined that it is more likely than not that these attributes will not be realized. Significant components of the Company’s net deferred tax assets/(liabilities) are summarized below:

	Successor September 30, 2011	Predecessor September 30, 2010

	(in millions)
Deferred tax assets:
Allowances and reserves	$41	$44
Employee benefits and compensation	17	44
Other accruals	57	60
Depreciation, amortization and artist advances	—	92
Long-term debt	52	—
Tax attribute carry forwards	374	314
Other	2	—

Total deferred tax assets	543	554
Valuation allowance	(190)	(489)

Net deferred tax assets	353	65

Deferred tax liabilities:
Depreciation, amortization and artist advances	(19)	—
Intangible assets	(700)	(204)

Total deferred tax liabilities	(719)	(204)

Net deferred tax liabilities	$(366)	$(139)

At September 30, 2011, the Company has U.S. federal tax net operating loss carry-forwards of $373 million, which will begin to expire in fiscal year 2024. Tax net operating loss carry forwards in state, local and foreign jurisdictions expire in various periods. In addition, the Company has foreign tax credit carry-forwards for U.S. tax purposes of $134 million, which will begin to expire in 2014.

A substantial portion of the deferred tax assets has been recognized as a result of the recording of the deferred tax liabilities associated with the allocation of the purchase price to identifiable intangible assets

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries of approximately $224 million at September 30, 2011. As such, no deferred income taxes have been provided for these undistributed earnings. Should these earnings be distributed, foreign tax credits and net operating losses may be available to reduce the additional federal income tax that would be payable. However, availability of these foreign tax credits is subject to limitations which make it impracticable to estimate the amount of the ultimate tax liability, if any, on these accumulated foreign earnings.

The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense. As of the September 30, 2011, the Company had accrued no material interest or penalties.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

Balance at September 30, 2008 (Predecessor)	$1
Additions for current year tax positions	1
Additions for prior year tax positions	5

Balance at September 30, 2009 (Predecessor)	7
Additions for current year tax positions	1
Additions for prior year tax positions	2

Balance at September 30, 2010 (Predecessor)	10
Additions for current year tax positions	1
Additions for prior year tax positions	18
Subtractions for prior year tax positions	(18)

Balance at July 19, 2011 (Predecessor)	11
Additions for current year tax positions	0
Additions for prior year tax positions	0

Balance at September 30, 2011 (Successor)	$11

Included in the total unrecognized tax benefits at September 30, 2011 (Successor) and 2010 (Predecessor) is $11 million and $10 million, respectively, that if recognized, would favorably affect the effective income tax rate. Payment of $15 million is expected to be made in the next 12 months relating to the settlement of a tax audit in Germany. As such, the Company no longer considers this amount uncertain and has recorded this amount as an other current liability. However, events may occur that could cause the Company’s current expectations to change in the future.

The Company and its subsidiaries file income tax returns in the U.S. and various foreign jurisdictions. The Company has completed tax audits in the U.S. and U.K. for the tax years ending through September 30, 2008, and in Japan for the tax years ending through September 30, 2007. The Company is at various stages in the tax audit process in all other foreign jurisdiction.

10. Employee Benefit Plans

Certain international employees, such as those in Germany and Japan, participate in locally sponsored defined benefit plans, which are not considered to be material either individually or in the aggregate and have a combined projected benefit obligation of approximately $51 million and $52 million as of September 30, 2011 (Successor) and 2010 (Predecessor), respectively. Pension benefits under the plans are based on formulas that reflect the employees’ years of service and compensation levels during their employment period. The Company had an aggregate pension liability relating to these plans of approximately $36 million recorded in its balance sheets as of September 30, 2011 (Successor) and 2010 (Predecessor). The Company uses a September 30 measurement date for its plans as of September 30, 2011. For the period from July 20, 2011 through September 30, 2011 (Successor), from October 1, 2010 through July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), pension expense amounted to $1 million, $3 million, $3 million and $3 million, respectively.

Certain employees also participate in pre-tax defined contribution plans. The Company’s contributions to the defined contribution plans are based upon a percentage of the employees’ elected contributions. The Company’s defined contribution plan expense amounted to approximately $1 million for the period from July 20, 2011 through September 30, 2011 (Successor), $3 million for the period from October 1, 2010 through July 19, 2011 (Predecessor) and $4 million and the fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor).

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

11. Share-Based Compensation Plans

In connection with the Merger, the vesting of all outstanding unvested Predecessor options and certain unvested restricted stock awards was accelerated immediately prior to closing. To the extent that such stock options had an exercise price less than $8.25 per share, the holders of such stock options were paid an amount in cash equal to $8.25 less the exercise price of the stock option and any applicable withholding. In addition, all outstanding restricted stock awards either became fully vested or were forfeited immediately prior to the closing; the awards that fully vested were treated as a share of our common stock for all purposes under the Merger. As a result of the acceleration, Predecessor recorded an additional $14 million in share-based compensation expense for the period from October 1, 2010 to July 19, 2011 within general and administrative expense.

Prior to the Merger, Predecessor modified certain restricted stock award agreements which resulted in incremental share-based compensation expense of $3 million recorded within general and administrative expense for the period from October 1, 2010 to July 19, 2011 (Predecessor).

In total, the Company recognized non-cash compensation expense related to its stock-based compensation plans of $24 million, $10 million and $11 million for the period from October 1, 2010 to July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 (Predecessor) and 2009 (Predecessor), respectively.

12. Related Party Transactions

Management Agreement

Upon completion of the Merger, the Company and Holdings entered into a management agreement with Access, dated as of the Closing Date (the “Management Agreement”), pursuant to which Access will provide the Company and its subsidiaries, with financial, investment banking, management, advisory and other services. Pursuant to the Management Agreement, the Company, or one or more of its subsidiaries, will pay Access an annual fee initially equal to the greater of $6 million or 1.5% of EBITDA, plus expenses, and a specified transaction fee for certain types of transactions completed by Holdings or one or more of its subsidiaries, plus expenses. The Company and Holdings agreed to indemnify Access and certain of its affiliates against all liabilities arising out of performance of the Management Agreement. For the period from July 20, 2011 to September 30, 2011 (Successor), the Company recorded expense of $1 million related to this fee, and such amount has been included as a component of selling, general and administrative expense in the accompanying statement of operations.

Purchase of Holdings Notes

Access Industries Holdings LLC, which became an affiliate of Holdings as of the closing of the Merger, purchased $25 million aggregate principal amount of the Holdings Corp. 13.75% Senior Notes due 2019 from Holdings in connection with the financing of the Merger. Interest on the Holdings Notes is payable in cash. Interest on the Holdings Notes is payable on April 1 and October 1 of each year, commencing on October 1, 2011. For the period from July 20, 2011 to September 30, 2011 (Successor), the Company recorded interest expense of less than $1 million in the accompanying statement of operations.

Sublease Arrangement with Related Party

The Company entered into an agreement on September 27, 2011 with Access Industries (UK) Limited (“Access UK”), an affiliate of Access, to sublease certain office space from one of the Company’s subsidiaries. In connection with the agreement, the Company will receive less than $0.1 million per year. For the period from July 20, 2011 through September 30, 2011 (Successor), an immaterial amount was recorded as a reduction of rent expense in the accompanying statement of operations.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Distribution Arrangements with Related Parties

In the normal course of business the Company enters into arrangements to distribute the products of third parties. In addition, the Company enters into joint ventures, and the Company distributes the products of certain companies that are its joint venture partners. During the periods from July 20, 2011 through September 30, 2011 (Successor), from October 1, 2010 through July 19, 2011 (Predecessor), and for fiscal year ended September 30, 2010 (Predecessor) and 2009 (Predecessor), the Company recorded operating income of $1 million, $1 million, $2 million and $2 million, respectively, in the statement of operations related to these arrangements. Such distribution arrangements are negotiated on an arm’s-length basis and reflect market rates.

Southside Earn-Out

In December 2010, the Company acquired Southside Independent Music Publishing, LLC and contractually agreed to provide contingent earn-out payments to Cameron Strang, the former owner of Southside and currently our Chairman and CEO, Warner/Chappell Music, provided specified performance goals are achieved. The goals relate to achievement of specified NPS (“net publishers share,” a measure of earnings) requirements by the acquired assets during the 5-year period following closing of the acquisition. The Company has recorded a $6 million liability as of September 30, 2011 (Successor) based on the fair value of the expected earn-out payments. The Company is also required to pay Mr. Strang certain monies that may be received and applied by the Company in recoupment of advance payments made by Southside prior to the acquisition in an amount not to exceed approximately $0.8 million.

13. Commitments and Contingencies

Leases

The Company occupies various facilities and uses certain equipment under many operating leases. Net rent expense was approximately $8 million, $33 million, $40 million, and $38 million for the periods from July 20, 2011 through September 30, 2011 (Successor), October 1, 2010 through July 19, 2011 (Predecessor) and for fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), respectively.

At September 30, 2011 (Successor), future minimum payments under non-cancelable operating leases (net of sublease income) are as follows:

September 30
(in millions)
2012	52
2013	50
2014	44
2015	31
2016	26
Thereafter	46

Total	$249

The future minimum payments reflect the amounts owed under lease arrangements and do not include any fair market value adjustments that may have been recorded as a result of the Merger.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Guaranteed Minimum Talent Advances

The Company routinely enters into long-term commitments with artists, songwriters and co-publishers for the future delivery of music product. Aggregate firm commitments to such talent approximated $239 million and $268 million as of September 30, 2011 (Successor) and 2010 (Predecessor), respectively. Such commitments are payable principally over a ten-year period, generally upon delivery of albums from the artists or future musical compositions by songwriters and co-publishers.

Other

Other off-balance sheet, firm commitments, which primarily includes minimum funding commitments to investees, amounted to approximately $4 million and $6 million at September 30, 2011 (Successor) and 2010 (Predecessor), respectively.

Litigation

Pricing of Digital Music Downloads

On December 20, 2005 and February 3, 2006, the Attorney General of the State of New York served us with requests for information in connection with an industry-wide investigation as to the pricing of digital music downloads. On February 28, 2006, the Antitrust Division of the U.S. Department of Justice served us with a Civil Investigative Demand, also seeking information relating to the pricing of digitally downloaded music. Both investigations were ultimately closed, but subsequent to the announcements of the investigations, more than thirty putative class action lawsuits were filed concerning the pricing of digital music downloads. The lawsuits were consolidated in the Southern District of New York. The consolidated amended complaint, filed on April 13, 2007, alleges conspiracy among record companies to delay the release of their content for digital distribution, inflate their pricing of CDs and fix prices for digital downloads. The complaint seeks unspecified compensatory, statutory and treble damages. On October 9, 2008, the District Court issued an order dismissing the case as to all defendants, including us. But on January 12, 2010, the Second Circuit vacated the judgment of the District Court and remanded the case for further proceedings and on January 10, 2011, the Supreme Court denied the defendants’ petition for Certiorari.

Upon remand to the District Court, all defendants, including the Company, filed a renewed motion to dismiss challenging, among other things, plaintiffs’ state law claims and standing to bring certain claims. The renewed motion was based mainly on arguments made in defendants’ original motion to dismiss, but not addressed by the District Court. On July 18, 2011, the District Court granted defendants’ motion in part, and denied it in part. The case will proceed into discovery, based on a schedule to be determined by the District Court. The Company intends to defend against these lawsuits vigorously, but is unable to predict the outcome of these suits. Regardless of the merits of the claims, this and any related litigation could continue to be costly, and divert the time and resources of management.

In addition to the matter discussed above, the Company is involved in other litigation arising in the normal course of business. Management does not believe that any legal proceedings pending against the Company will have, individually, or in the aggregate, a material adverse effect on its business. However, the Company cannot predict with certainty the outcome of any litigation or the potential for future litigation. Regardless of the outcome, litigation can have an adverse impact on the Company, including its brand value, because of defense costs, diversion of management resources and other factors.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

14. Derivative Financial Instruments

The Company uses derivative financial instruments, primarily foreign currency forward exchange contracts (“FX Contracts”) for the purpose of managing foreign currency exchange risk by reducing the effects of fluctuations in foreign currency exchange rates.

The Company enters into FX Contracts primarily to hedge its royalty payments and balance sheet items denominated in foreign currency. The Company applies hedge accounting to FX Contracts for cash flows related to royalty payments. The Company records these FX Contracts in the consolidated balance sheet at fair value and changes in fair value are recognized in Other Comprehensive Income (“OCI”) for unrealized items and recognized in earnings for realized items. The Company elects to not apply hedge accounting to foreign currency exposures related to balance sheet items. The Company records these FX Contracts in the consolidated balance sheet at fair value and changes in fair value are immediately recognized in earnings. Fair value is determined by using observable market transactions of spot and forward rates (i.e., Level 2 inputs) which is discussed further in Note 17.

Netting provisions are provided for in existing International Swap and Derivative Association Inc. (“ISDA”) agreements in situations where the Company executes multiple contracts with the same counterparty. As a result, net assets or liabilities resulting from foreign exchange derivatives subject to these netting agreements are classified within other current assets or other current liabilities in the Company’s consolidated balance sheets. The Company monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions.

Interest Rate Risk Management

The Company has $2.217 billion of debt outstanding at September 30, 2011 (Successor). Based on the level of interest rates prevailing at September 30, 2011 (Successor), the fair value of this fixed-rate debt was approximately $2.153 billion. Further, based on the amount of its fixed-rate debt, a 25 basis point increase or decrease in the level of interest rates would increase or decrease the fair value of the fixed-rate debt by approximately $20 million. This potential increase or decrease is based on the simplified assumption that the level of fixed-rate debt remains constant with an immediate across the board increase or decrease in the level of interest rates with no subsequent changes in rates for the remainder of the period.

The Company monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions.

Foreign Currency Risk Management

Historically, the Company has used, and continues to use, foreign exchange forward contracts and foreign exchange options primarily to hedge the risk that unremitted or future royalties and license fees owed to its domestic companies for the sale, or anticipated sale, of U.S.-copyrighted products abroad may be adversely affected by changes in foreign currency exchange rates. The Company focuses on managing the level of exposure to the risk of foreign currency exchange rate fluctuations on its major currencies, which include the euro, British pound sterling, Japanese yen, Canadian dollar, Swedish krona and Australian dollar. In addition, the Company currently hedges foreign currency risk associated with financing transactions such as third-party and inter-company debt and other balance sheet items.

For royalty related hedges, the Company records foreign exchange contracts at fair value on its balance sheet and the related gains or losses on these contracts are deferred in shareholder’s deficit (as a component of comprehensive income (loss). These deferred gains and losses are recognized in income in the period in which

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

the related royalties and license fees being hedged are received and recognized in income. However, to the extent that any of these contracts are not considered to be perfectly effective in offsetting the change in the value of the royalties and license fees being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income, and have been immaterial. For hedges of financing transactions and other balance sheet items, hedge gains and losses are taken directly to the statement of operations since there is an equal and offsetting statement of operations entry related to the underlying exposure. Gains and losses on foreign exchange contracts generally are included as a component of other income (expense), net, in the Company’s consolidated statement of operations.

As of September 30, 2011 (Successor), the Company had outstanding hedge contracts for the sale of $211 million and the purchase of $37 million of foreign currencies at fixed rates. As of September 30, 2011 (Successor), the Company had $3 million of deferred losses in comprehensive loss related to foreign exchange hedging. As of September 30, 2010 (Successor), the Company had outstanding hedge contracts for the sale of $180 million and the purchase of $73 million of foreign currencies at fixed rates. As of September 30, 2010 (Successor), the Company had $2 million of deferred losses in comprehensive loss related to foreign exchange hedging.

15. Segment Information

As discussed more fully in Note 1, based on the nature of its products and services, the Company classifies its business interests into two fundamental operations: recorded music and music publishing, which also represent the aggregated reportable segments of the Company. Information as to each of these operations is set forth below. The Company evaluates performance based on several factors, of which the primary financial measure is operating income (loss) before non-cash depreciation of tangible assets, non-cash amortization of intangible assets and non-cash impairment charges to reduce the carrying value of goodwill and intangible assets (“OIBDA”). The Company has supplemented its analysis of OIBDA results by segment with an analysis of operating income (loss) by segment.

The accounting policies of the Company’s business segments are the same as those described in the summary of significant accounting policies included elsewhere herein. The Company accounts for intersegment sales at fair value as if the sales were to third parties. While intercompany transactions are treated like third-party transactions to determine segment performance, the revenues (and corresponding expenses recognized by the segment that is counterparty to the transaction) are eliminated in consolidation, therefore, do not themselves impact consolidated results.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

	Recorded music	Music publishing	Corporate expenses and eliminations	Total
	(in millions)
From July 20, 2011 through September 30, 2011 (Successor)
Revenues	$454	$104	$(4)	$554
OIBDA	48	51	(18)	81
Depreciation of property, plant and equipment	(5)	(1)	(3)	(9)
Amortization of intangible assets	(26)	(11)	(1)	(38)

Operating income (loss)	17	39	(22)	34
Total assets	2,486	2,420	563	5,469
Capital expenditures	10	1	—	11

From October 1, 2010 through July 19, 2011 (Predecessor)
Revenues	$1,890	$440	$(15)	2,315
OIBDA	234	96	(121)	209
Depreciation of property, plant and equipment	(21)	(3)	(9)	(33)
Amortization of intangible assets	(120)	(59)	1	(178)

Operating income (loss)	93	34	(129)	(2)
Capital expenditures	33	3	1	37

2010 (Predecessor)
Revenues	$2,459	$556	$(27)	$2,988
OIBDA	279	157	(88)	348
Depreciation of property, plant and equipment	(25)	(4)	(10)	(39)
Amortization of intangible assets	(152)	(67)	—	(219)

Operating income (loss)	102	86	(98)	90
Total assets	2,109	1,566	136	3,811
Capital expenditures	37	3	11	51

2009 (Predecessor)
Revenues	$2,649	$582	$(26)	$3,205
OIBDA	332	165	(100)	397
Depreciation of property, plant and equipment	(22)	(4)	(11)	(37)
Amortization of intangible assets	(161)	(64)	—	(225)

Operating income (loss)	149	97	(111)	135
Total assets	2,412	1,596	55	4,063
Capital expenditures	25	2	—	27

Revenues relating to operations in different geographical areas are set forth below for the period from July 20, 2011 to September 30, 2011 (Successor), for the period from October 1, 2010 to July 19, 2011 (Predecessor) and for the fiscal years ended September 30, 2010 (Predecessor) and September 30, 2009 (Predecessor). Total assets relating to operations in different geographical areas are set forth below as of September 30, 2011 (Successor), September 30, 2010 (Predecessor) and September 30, 2009 (Predecessor).

	Successor		Predecessor	Predecessor
	2011		2011	2010		2009
	Revenue	Long-lived Assets	Revenue	Revenue	Long-lived Assets	Revenue	Long-lived Assets
	(in millions)
United States	$213	$3,156	$940	$1,257	$1,324	$1,416	$1,498
United Kingdom	78	258	293	393	225	341	225
All other territories	263	1,206	1,082	1,338	1,101	1,448	1,112

Total	$554	$4,620	$2,315	$2,988	$2,650	$3,205	$2,835

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

Customer Concentration

In the period from July 20, 2011 through September 30, 2011 (Successor), from October 1, 2010 through July 19, 2011 (Predecessor) and for fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), one customer represented 9%, 9%, 12%, and 8% of total revenues, respectively. This customer’s revenues are included in the recorded music segment.

16. Additional Financial Information

Cash Interest and Taxes

The Company made interest payments of approximately $34 million, $176 million, $169 million, and $109 million during the period from July 20, 2011 through September 30, 2011 (Successor), from October 1, 2010 through July 19, 2011 (Predecessor), and for fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), respectively. The Company paid approximately $9 million, $19 million $29 million, and $55 million of foreign income and withholding taxes, net of refunds, in the period from July 20, 2011 through September 30, 2011 (Successor), from October 1, 2010 through July 19, 2011 (Predecessor), and for fiscal years ended September 30, 2010 and September 30, 2009 (Predecessor), respectively.

17. Fair Value Measurements

ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

Warner Music Group Corp.

Notes to Consolidated Audited Financial Statements—(Continued)

In accordance with the fair value hierarchy, described above, the following table shows the fair value of the Company’s financial instruments that are required to be measured at fair value as of September 30, 2011. Derivatives not designated as hedging instruments primarily represent the balances below and the gains and losses on these financial instruments are included as a component of other income, net in the statement of operations.

	Fair Value Measurements as of September 30, 2011 (Successor)
	(Level 1)	(Level 2)	(Level 3)	Total
	(in millions)
Other Current Assets:
Foreign Currency Forward Exchange Contracts (a)	$—	$9	$—	$9
Other Current Liabilities:
Foreign Currency Forward Exchange Contracts (a)	$—	$(3)	$—	$(3)
Other Non-Current Liabilities:
Contractual Obligations (b)	$—	$—	$(13)	$(13)

	Fair Value Measurements as of September 30, 2010 (Predecessor)
	(Level 1)	(Level 2)	(Level 3)	Total
	(in millions)
Other Current Assets:
Foreign Currency Forward Exchange Contracts (a)	$—	$4	$—	$4
Other Current Liabilities:
Foreign Currency Forward Exchange Contracts (a)	$—	$(6)	$—	$(6)

(a)	The fair value of the foreign currency forward exchange contracts is based on dealer quotes of market forward rates and reflects the amount that the Company would receive or pay at their maturity dates for contracts involving the same currencies and maturity dates.
(b)	This represents purchase obligations and contingent consideration related to our various acquisitions. This is based on a discounted cash flow (“DCF”) approach and it is adjusted to fair value on a recurring basis. The increase in 2011 is primarily related to the earn out for the Southside Music Publishing acquisition.

The majority of the Company’s non-financial instruments, which include goodwill, intangible assets, inventories, and property, plant, and equipment, are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that an impairment exists, the asset is written down to its fair value. In addition, an impairment analysis is performed at least annually for goodwill and indefinite-lived intangible assets.

Fair Value of Debt

Based on the level of interest rates prevailing at September 30, 2011, the fair value of the Company’s debt was $2.153 billion. Unrealized gains or losses on debt do not result in the realization or expenditure of cash and generally are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

WARNER MUSIC GROUP CORP.

2011 QUARTERLY FINANCIAL INFORMATION

(unaudited)

The following table sets forth the quarterly information for Warner Music Group Corp.

	Successor	Predecessor	Predecessor Three months ended
	July 20, 2011 Through September 30, 2011	July 1, 2011 Through July 19, 2011	June 30, 2011 (a)	March 31, 2011 (a)	December 31, 2010 (a)
		(in millions, except per share data)
Revenues	$554	$153	$688	$684	$790
Costs and expenses
Cost of revenues	(286)	(83)	(380)	(359)	(443)
Selling, general and administrative expenses	(186)	(76)	(237)	(252)	(266)
Transaction costs	(10)	(36)	(5)	(2)	—
Amortization of intangible assets	(38)	(13)	(56)	(55)	(54)

Total costs and expenses	(520)	(208)	(678)	(668)	(763)

Operating income (loss) from continuing operations	34	(55)	10	16	27

Interest expense, net	(62)	(10)	(47)	(47)	(47)
Other (expense) income, net	—	—	6	(1)	—

(Loss) from before income taxes	(28)	(65)	(31)	(32)	(20)
Income tax expense	(3)	(7)	(15)	(7)	2

Net loss	(31)	(72)	(46)	(39)	(18)
Less: loss (income) attributable to noncontrolling interest	—	—	—	1	—

Net loss attributable to Warner Music Group Corp.	$(31)	$(72)	$(46)	$(38)	$(18)

Net loss per common share attributable to Warner Music Group Corp.:
Basic		$(0.47)	$(0.30)	$(0.25)	$(0.12)

Diluted		$(0.47)	$(0.30)	$(0.25)	$(0.12)

Weighted average common shares:
Basic		152.4	151.8	150.5	150.0
Diluted		152.4	151.8	150.5	150.0

(a)	The Company’s business is seasonal. Therefore, quarterly operating results are not necessarily indicative of the results that may be expected for the full fiscal year.

WARNER MUSIC GROUP CORP.

2010 QUARTERLY FINANCIAL INFORMATION

(unaudited)

The following table sets forth the quarterly information for Warner Music Group Corp.

	Predecessor Three months ended
	September 30, 2010 (a)	June 30, 2010 (a)	March 31, 2010 (a)	December 31, 2009 (a)
	(in millions, except per share data)
Revenues	$753	$652	$663	$920
Costs and expenses
Cost of revenues	(388)	(353)	(326)	(517)
Selling, general and administrative expenses	(291)	(245)	(259)	(300)
Amortization of intangible assets	(54)	(55)	(54)	(56)

Total costs and expenses	(733)	(653)	(639)	(873)

Operating income (loss)	20	(1)	24	47

Interest expense, net	(47)	(46)	(46)	(51)
Impairment of cost-method investments	—	—	(1)	—
Other (expense) income, net	(2)	1	(3)	1

(Loss) from before income taxes	(29)	(46)	(26)	(3)
Income tax expense	(17)	(9)	(2)	(13)

Net loss	(46)	(55)	(28)	(16)
Less: loss (income) attributable to noncontrolling interest	—	—	3	(1)

Net loss attributable to Warner Music Group Corp.	$(46)	$(55)	$(25)	$(17)

Net loss per common share attributable to Warner Music Group Corp.:
Basic	$(0.31)	$(0.37)	$(0.17)	$(0.11)

Diluted	$(0.31)	$(0.37)	$(0.17)	$(0.11)

Weighted average common shares:
Basic	149.8	149.7	149.6	149.5
Diluted	149.8	149.7	149.6	149.5

(a)	The Company’s business is seasonal. Therefore, quarterly operating results are not necessarily indicative of the results that may be expected for the full fiscal year.

WARNER MUSIC GROUP CORP.

Supplementary Information

Consolidating Financial Statements

The Company is the direct parent of Holdings, which is the direct parent of Acquisition Corp. Holdings has issued and outstanding the 13.75% Senior Notes due 2019. In addition, Acquisition Corp. has issued and outstanding the 9.50% Senior Secured Notes due 2016 and the 11.50% Senior Notes due 2018 (together, the “Acquisition Corp. Notes”).

The Holdings Senior Notes are guaranteed by the Company. These guarantees are full, unconditional, joint and several. The following condensed consolidating financial statements are presented for the information of the holders of the Holdings Senior Notes and present the results of operations, financial position and cash flows of (i) the Company, which is the guarantor of the Holdings Senior Notes, (ii) Holdings, which is the issuer of the Holdings Senior Notes, (ii) the subsidiaries of Holdings (Acquisition Corp. is the only direct subsidiary of Holdings) and (iii) the eliminations necessary to arrive at the information for the Company on a consolidated basis. Investments in consolidated or combined subsidiaries are presented under the equity method of accounting.

The Acquisition Corp. Notes are also guaranteed by the Company and, in addition, are guaranteed by all of Acquisition Corp.’s domestic wholly owned subsidiaries. The Senior Secured Notes are guaranteed on a senior secured basis and the Senior Notes are guaranteed on an unsecured senior basis. These guarantees are full, unconditional, joint and several. The following condensed consolidating financial statements are also presented for the information of the holders of the Acquisition Corp. Notes and present the results of operations, financial position and cash flows of (i) Acquisition Corp., which is the issuer of the Acquisition Corp. Notes, (ii) the guarantor subsidiaries of Acquisition Corp., (iii) the non-guarantor subsidiaries of Acquisition Corp. and (iv) the eliminations necessary to arrive at the information for Acquisition Corp. on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. There are no restrictions on Acquisition Corp.’s ability to obtain funds from any of its wholly owned subsidiaries through dividends, loans or advances.

The Company and Holdings are holding companies that conduct substantially all of their business operations through Acquisition Corp. Accordingly, the ability of the Company and Holdings to obtain funds from their subsidiaries is restricted by the indentures for the Acquisition Corp Senior Secured Notes, the Acquisition Corp. Senior Notes and the Acquisition Corp. Revolving Credit Facility, and, with respect to the Company, the indenture for the Holdings Senior Notes.

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Balance Sheet

September 30, 2011 (Successor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Assets:
Current assets:
Cash and equivalents	$17	$61	$72	$—	$150	$4	$—	$—	$154
Accounts receivable, net	9	178	198	—	385	—	—	—	385
Inventories	—	11	18	—	29	—	—	—	29
Royalty advances expected to be recouped within one year	—	86	55	—	141	—	—	—	141
Deferred tax assets	—	38	16	—	54	—	—	—	54
Other current assets	—	23	63	—	86	—	—	—	86

Total current assets	26	397	422	—	845	4	—	—	849
Royalty advances expected to be recouped after one year	—	106	67	—	173	—	—	—	173
Investments in and advances to (from) consolidated subsidiaries	3,203	419	—	(3,622)	—	1,161	1,402	(2,563)	—
Property, plant and equipment, net	—	136	46	—	182	—	—	—	182
Goodwill	—	1,366	—	—	1,366	—	—	—	1,366
Intangible assets subject to amortization, net	—	1,252	1,466	—	2,718	—	—	—	2,718
Intangible assets not subject to amortization	—	92	10	—	102	—	—	—	102
Due (to) from parent companies	(1,237)	(1,914)	(556)	3,630	(77)	383	(306)	—	—
Other assets	77	(20)	14	—	71	8	—	—	79

Total assets	$2,069	$1,834	$1,469	$8	$5,380	$1,556	$1,096	$(2,563)	$5,469

Liabilities and Deficit:
Current liabilities:
Accounts payable	$—	$88	$77	$—	$165	$—	$—	$—	$165
Accrued royalties	—	586	388	—	974	—	—	—	974
Accrued liabilities	—	98	119	—	217	—	—	—	217
Accrued interest	51	—	—	—	51	4	—	—	55
Deferred revenue	—	46	55	—	101	—	—	—	101
Other current liabilities	—	9	44	—	53	—	—	—	53

Total current liabilities	51	827	683	—	1,561	4	—	—	1,565
Long-term debt	2,067	—	—	—	2,067	150	—	—	2,217
Deferred tax liabilities, net	—	169	251	—	420	—	—	—	420
Other noncurrent liabilities	6	66	76	6	154	—	—	—	154

Total liabilities	2,124	1,062	1,010	6	4,202	154	—	—	4,356

Total Warner Music Group Corp. (deficit) equity	(55)	772	442	2	1,161	1,402	1,096	(2,563)	1,096

Noncontrolling interest	—	—	17	—	17	—	—	—	17
Total (deficit) equity	(55)	772	459	2	1,178	1,402	1,096	(2,563)	1,113

Total liabilities and (deficit) equity	$2,069	$1,834	$1,469	$8	$5,380	$1,556	$1,096	$(2,563)	$5,469

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Balance Sheet

September 30, 2010 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Assets:
Current assets:
Cash and equivalents	$—	$135	$128	$—	$263	$—	$176	$—	$439
Accounts receivable, net	2	171	261	—	434	—	—	—	434
Inventories	—	13	24	—	37	—	—	—	37
Royalty advances expected to be recouped within one year	—	82	61	—	143	—	—	—	143
Deferred tax assets	—	—	30	—	30	—	—	—	30
Other current assets	2	14	62	—	78	—	—	—	78

Total current assets	4	415	566	—	985	—	176	—	1,161
Royalty advances expected to be recouped after one year	—	109	80	—	189	—	—	—	189
Investments in and advances to (from) consolidated subsidiaries	2,559	762	—	(3,321)	—	(174)	(454)	628	—
Property, plant and equipment, net	—	85	36	—	121	—	—	—	121
Goodwill	—	298	759	—	1,057	—	—	—	1,057
Intangible assets subject to amortization, net	—	603	516	—	1,119	—	—	—	1,119
Intangible assets not subject to amortization	—	90	10	—	100	—	—	—	100
Due (to) from parent companies	(1,121)	1,207	(81)	(1)	4	(12)	8	—	—
Other assets	29	18	14	—	61	(3)	6	—	64

Total assets	$1,471	$3,587	$1,900	$(3,322)	$3,636	$(189)	$(264)	$628	$3,811

Liabilities and (Deficit) Equity:
Current liabilities:
Accounts payable	$—	$103	$103	$—	$206	$—	$—	$—	$206
Accrued royalties	—	612	422	—	1,034	—	—	—	1,034
Accrued liabilities	2	126	186	—	314	—	—	—	314
Accrued interest	52	—	—	—	52	7	—	—	59
Deferred revenue	—	29	71	—	100	—	—	—	100
Other current liabilities	—	6	34	—	40	—	—	—	40

Total current liabilities	54	876	816	—	1,746	7	—	—	1,753
Long-term debt	1,687	—	—	—	1,687	258	—	—	1,945
Deferred tax liabilities, net	—	56	113	—	169	—	—	—	169
Other noncurrent liabilities	5	97	47	5	154	—	1	—	155

Total liabilities	1,746	1,029	976	5	3,756	265	1	—	4,022

Total Warner Music Group Corp. (deficit) equity	(275)	2,558	870	(3,327)	(174)	(454)	(265)	628	(265)

Noncontrolling interest	—	—	54	—	54	—	—	—	54
Total (deficit) equity	(275)	2,558	924	(3,327)	(120)	(454)	(265)	628	(211)

Total liabilities and (deficit) equity	$1,471	$3,587	$1,900	$(3,322)	$3,636	$(189)	$(264)	$628	$3,811

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Operations

For The Period from July 20, 2011 to September 30, 2011 (Successor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Revenues	$—	$280	$308	$(34)	$554	$—	$—	$—	$554
Costs and expenses:
Cost of revenues	—	(134)	(182)	30	(286)	—	—	—	(286)
Selling, general and administrative expenses	—	(99)	(90)	3	(186)	—	—	—	(186)
Transaction costs	—	(10)	—	—	(10)	—	—	—	(10)
Amortization of intangible assets	—	(24)	(14)	—	(38)	—	—	—	(38)

Total costs and expenses	—	(267)	(286)	33	(520)	—	—	—	(520)

Operating income	—	13	22	(1)	34	—	—	—	34
Interest expense, net	(48)	2	(3)	—	(49)	(13)	—	—	(62)
Equity (losses) gains from consolidated subsidiaries	(4)	5	—	(1)	—	(18)	(31)	49	—
Other (expense) income, net	—	3	(3)	—	—	—	—	—	—

(Loss) income before income taxes	(52)	23	16	(2)	(15)	(31)	(31)	49	(28)
Income tax expense	(3)	(4)	—	4	(3)	—	—	—	(3)

Net (loss) income	(55)	19	16	2	(18)	(31)	(31)	49	(31)
Less: loss attributable to noncontrolling interest	—	—	—	—	—	—	—	—	—

Net (loss) income attributable to Warner Music Group Corp	$(55)	$19	$16	$2	$(18)	$(31)	$(31)	$49	$(31)

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Operations

For The Period from October 1, 2010 to July 19, 2011 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Revenues	$—	$994	$1,464	$(143)	$2,315	$—	$—	$—	$2,315
Costs and expenses:
Cost of revenues	—	(497)	(900)	132	(1,265)	—	—	—	(1,265)
Selling, general and administrative expenses	—	(334)	(512)	15	(831)	—	—	—	(831)
Transaction costs	—	(43)	—	—	(43)	—	—	—	(43)
Amortization of intangible assets	—	(95)	(83)	—	(178)	—	—	—	(178)

Total costs and expenses	—	(969)	(1,495)	147	(2,317)	—	—	—	(2,317)

Operating income	—	25	(31)	4	(2)	—	—	—	(2)
Interest expense, net	(128)	6	(9)	—	(131)	(20)	—	—	(151)
Equity (losses) gains from consolidated subsidiaries	34	5	—	(39)	—	(152)	(172)	324	—
Other (expense) income, net	4	(12)	13	—	5	—	—	—	5

(Loss) income before income taxes	(90)	24	(27)	(35)	(128)	(172)	(172)	324	(148)
Income tax expense	(25)	(20)	(25)	45	(25)	—	(2)	—	(27)

Net (loss) income	(115)	4	(52)	10	(153)	(172)	(174)	324	(175)
Less: loss attributable to noncontrolling interest	—	—	1	—	1	—	—	—	1

Net (loss) income attributable to Warner Music Group Corp	$(115)	$4	$(51)	$10	$(152)	$(172)	$(174)	$324	$(174)

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Operations

For The Fiscal Year Ended September 30, 2010 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Revenues	$—	$1,321	$1,862	$(195)	$2,988	$—	$—	$—	$2,988
Costs and expenses:
Cost of revenues	—	(664)	(1,098)	178	(1,584)	—	—	—	(1,584)
Selling, general and administrative expenses	—	(449)	(649)	3	(1,095)	—	—	—	(1,095)
Amortization of intangible assets	—	(127)	(92)	—	(219)	—	—	—	(219)

Total costs and expenses	—	(1,240)	(1,839)	181	(2,898)	—	—	—	(2,898)

Operating income (loss)	—	81	23	(14)	90	—	—	—	90
Interest expense, net	(154)	(1)	(10)	—	(165)	(25)	—	—	(190)
Equity (losses) gains from consolidated subsidiaries	187	28	—	(215)	—	—	—	—	—
Impairment of cost-method investments	—	(1)	—	—	(1)	(114)	(143)	257	(1)
Other (expense) income, net	2	(10)	9	—	1	(4)	—	—	(3)

Income (loss) before income taxes	35	97	22	(229)	(75)	(143)	(143)	257	(104)
Income tax expense	(41)	(43)	(24)	67	(41)	—	—	—	(41)

Net (loss) income	(6)	54	(2)	(162)	(116)	(143)	(143)	257	(145)
Less: loss attributable to noncontrolling interest	—	—	2	—	2	—	—	—	2

Net (loss) income attributable to Warner Music Group Corp.	$(6)	$54	$—	$(162)	$(114)	$(143)	$(143)	$257	$(143)

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Operations

For The Fiscal Year Ended September 30, 2009 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Revenues	$—	$1,354	$1,950	$(99)	$3,205	$—	$—	$—	$3,205
Costs and expenses:
Cost of revenues	—	(744)	(1,090)	102	(1,732)	—	—	—	(1,732)
Selling, general and administrative expenses	—	(404)	(697)	(12)	(1,113)	—	—	—	(1,113)
Amortization of intangible assets	—	(138)	(87)	—	(225)	—	—	—	(225)

Total costs and expenses	—	(1,286)	(1,874)	90	(3,070)	—	—	—	(3,070)

Operating income	—	68	76	(9)	135	—	—	—	135
Interest expense, net	(149)	(19)	(4)	—	(172)	(23)	—	—	(195)
Equity gains (losses) from consolidated subsidiaries	132	81	—	(213)	—	(77)	(100)	177	—
(Loss) gain on sale of equity-method investees	—	(3)	39	—	36	—	—	—	36
Gain on foreign exchange transaction	—	9	—	—	9	—	—	—	9
Impairment of cost-method investments	—	(29)	—	—	(29)	—	—	—	(29)
Impairment of equity-method investments	—	(11)	—	—	(11)	—	—	—	(11)
Other (expense) income, net	—	(2)	7	(4)	1	—	—	—	1

(Loss) income before income taxes	(17)	94	118	(226)	(31)	(100)	(100)	177	(54)
Income tax expense	(50)	(52)	(25)	77	(50)	—	—	—	(50)

Net (loss) income	(67)	42	93	(149)	(81)	(100)	(100)	177	(104)
Less: (income) loss attributable to noncontrolling interest	—	(1)	5	—	4	—	—	—	4

Net (loss) income attributable to Warner Music Group Corp	$(67)	$41	$98	$(149)	$(77)	$(100)	$(100)	$177	$(100)

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Cash Flows

For The Period from July 20, 2011 to September 30, 2011 (Successor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Cash flows from operating activities:
Net (loss) income	$(55)	$19	$16	$2	$(18)	$(31)	$(31)	$49	$(31)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	—	27	20	—	47	—	—	—	47
Deferred income taxes	—	—	(2)	—	(2)	—	—	—	(2)
Non-cash interest expense	1	—	—	—	1	1	—	—	2
Non-cash, stock-based compensation expense	—	—	—	—	—	—	—	—	—
Equity losses (gains) from consolidated subsidiaries	4	(5)	—	1	—	18	31	(49)	—
Changes in operating assets and liabilities:
Accounts receivable	—	(40)	(28)	—	(68)	—	—	—	(68)
Inventories	—	(1)	(1)	—	(2)	—	—	—	(2)
Royalty advances	—	11	15	—	26	—	—	—	26
Accounts payable and accrued liabilities	(185)	169	(50)	—	(66)	—	—	—	(66)
Accrued interest	29	—	—	—	29	1	—	—	30
Other balance sheet changes	7	44	7	(3)	55	4	(59)	—	—

Net cash (used in) provided by operating activities	(199)	224	(23)	—	2	(7)	(59)	—	(64)

Cash flows from investing activities:
Purchase of Predecessor	—	(50)	—	—	(50)	—	(1,228)	—	(1,278)
Acquisition of publishing rights	—	(3)	—	—	(3)	—	—	—	(3)
Capital expenditures	—	(7)	(4)	—	(11)	—	—	—	(11)

Net cash used in investing activities	—	(60)	(4)	—	(64)	—	(1,228)	—	(1,292)

Cash flows from financing activities:
Capital contribution from Parent	—	—	—	—	—	—	1,099	—	1,099
Capital contribution by Parent to Holdings	—	—	—	—	—	127	(127)	—	—
Dividend by Holding Corp. to Parent	—	—	—	—	—	(160)	160	—	—
Dividend by Acquisition to Holdings Corp	—	(160)	—	—	(160)	160	—	—	—
Deferred financing costs paid	(62)	—	—	—	(62)	(8)	—	—	(70)
Proceeds from the issuance of Acquisition Corp. Senior Unsecured Notes	747	—	—	—	747	—	—	—	747
Proceeds from the issuance of WMG Secure Notes Indenture	157	—	—	—	157	—	—	—	157
Proceeds from the issuance of Holdings Senior Notes	—	—	—	—	—	150	—	—	150
Repayment of Holdings Corp. Senior Discount Notes	—	—	—	—	—	(258)	—	—	(258)
Repayment of Acquisition Corp. Senior Subordinate Notes	(626)	—	—	—	(626)	—	—	—	(626)

Net cash provided by (used in) financing activities	216	(160)	—	—	56	11	1,132	—	1,199
Effect of foreign currency exchange rate changes on cash	—	—	(8)	—	(8)	—	—	—	(8)

Net increase (decrease) in cash and equivalents	17	4	(35)	—	(14)	4	(155)	—	(165)
Cash and equivalents at beginning of period	—	57	107	—	164	—	155	—	319

Cash and equivalents at end of period	$17	$61	$72	$—	$150	$4	$—	$—	$154

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Cash Flows

For The Period from October 1, 2010 to July 19, 2011 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Cash flows from operating activities:
Net (loss) income	$(115)	$4	$(52)	$10	$(153)	$(172)	$(174)	$324	$(175)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	—	121	90	—	211	—	—	—	211
Deferred income taxes	—	—	(15)	—	(15)	—	—	—	(15)
Non-cash interest expense	8	1	—	—	9	—	—	—	9
Non-cash, stock-based compensation expense	—	24	—	—	24	—	—	—	24
Equity losses (gains) from consolidated subsidiaries	(34)	(5)	—	39	—	152	172	(324)	—
Other non-cash items	—	(2)	—	—	(2)	—	—	—	(2)
Changes in operating assets and liabilities:
Accounts receivable	(7)	41	85	—	119	—	—	—	119
Inventories	—	4	6	—	10	—	—	—	10
Royalty advances	—	(12)	(4)	—	(16)	—	—	—	(16)
Accounts payable and accrued liabilities	177	(196)	(60)	(48)	(127)	—	—	—	(127)
Accrued interest	(31)	—	—	—	(31)	(3)	—	—	(34)
Other balance sheet changes	2	1	5	(1)	7	23	(22)	—	8

Net cash (used in) provided by operating activities	—	(19)	55	—	36	—	(24)	—	12

Cash flows from investing activities:
Investments and acquisitions of businesses, net of cash acquired	—	—	(59)	—	(59)	—	—	—	(59)
Acquisition of publishing rights	—	(40)	(19)	—	(59)	—	—	—	(59)
Capital expenditures	—	(26)	(11)	—	(37)	—	—	—	(37)

Net cash used in investing activities	—	(66)	(89)	—	(155)	—	—	—	(155)

Cash flows from financing activities:
Proceeds from exercise of Predecessor stock options	—	3	—	—	3	—	3	—	6
Distributions to noncontrolling interest holders	—	—	(1)	—	(1)	—	—	—	(1)

Net cash provided by (used in) financing activities	—	3	(1)	—	2	—	3	—	5
Effect of foreign currency exchange rate changes on cash	—	—	18	—	18	—	—	—	18

Net decrease in cash and equivalents	—	(82)	(17)	—	(99)	—	(21)	—	(120)
Cash and equivalents at beginning of period	—	139	124	—	263	—	176	—	439

Cash and equivalents at end of period	$—	$57	$107	$—	$164	$—	$155	$—	$319

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Cash Flows

For The Fiscal Year Ended September 30, 2010 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Cash flows from operating activities:
Net (loss) income	$(6)	$54	$(2)	$(162)	$(116)	$(143)	$(143)	$257	$(145)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	—	155	103	—	258	—	—	—	258
Impairment of cost-method investments	—	1	—	—	1	—	—	—	1
Non-cash interest expense	10	5	—	—	15	5	—	—	20
Non-cash, stock-based compensation expense	—	10	—	—	10	—	—	—	10
Equity losses (gains) from consolidated subsidiaries	(187)	(28)	—	215	—	114	143	(257)	—
Changes in operating assets and liabilities:
Accounts receivable	(2)	71	49	—	118	—	—	—	118
Inventories	—	3	5	—	8	—	—	—	8
Royalty advances	—	20	(4)	—	16	—	—	—	16
Accounts payable and accrued liabilities	190	(165)	(119)	(53)	(147)	—	—	—	(147)
Accrued interest	(5)	—	—	—	(5)	7	—	—	2
Other balance sheet changes	—	(3)	7	—	4	17	(12)	—	9

Net cash used in operating activities	—	123	39	—	162	—	(12)	—	150

Cash flows from investing activities:
Investments and acquisitions of businesses, net of cash acquired	—	—	(7)	—	(7)	—	—	—	(7)
Acquisition of publishing rights	—	(20)	(16)	—	(36)	—	—	—	(36)
Proceeds from the sale of investments	—	9	—	—	9	—	—	—	9
Capital expenditures	—	(36)	(15)	—	(51)	—	—	—	(51)

Net cash used in investing activities	—	(47)	(38)	—	(85)	—	—	—	(85)

Cash flows from financing activities:
Distributions to noncontrolling interest holders	—	—	(3)	—	(3)	—	—	—	(3)

Net cash (used in) provided by financing activities	—	—	(3)	—	(3)	—	—	—	(3)
Effect of foreign currency exchange rate changes on cash	—	—	(7)	—	(7)	—	—	—	(7)

Net (decrease) increase in cash and equivalents	—	76	(9)	—	67	—	(12)	—	55
Cash and equivalents at beginning of period	—	59	137	—	196	—	188	—	384

Cash and equivalents at end of period	$—	$135	$128	$—	$263	$—	$176	$—	$439

WARNER MUSIC GROUP CORP.

Supplementary Information—(Continued)

Consolidating Statement of Cash Flows

For The Fiscal Year Ended September 30, 2009 (Predecessor)

	WMG Acquisition Corp.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	WMG Acquisition Corp. Consolidated	WMG Holdings Corp. (issuer)	Warner Music Group Corp.	Eliminations	Warner Music Group Corp. Consolidated
	(in millions)
Cash flows from operating activities:
Net (loss) income	$(67)	$42	$93	$(149)	$(81)	$(100)	$(100)	$177	$(104)
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Loss (gain) on sale of equity investment	—	3	(39)	—	(36)	—	—	—	(36)
Gain on foreign exchange transaction	—	(9)	—	—	(9)	—	—	—	(9)
Gain on sale of building	—	—	(3)	—	(3)	—	—	—	(3)
Impairment of equity investment	—	11	—	—	11	—	—	—	11
Impairment of cost-method investments	—	29	—	—	29	—	—	—	29
Depreciation and amortization	—	165	97	—	262	—	—	—	262
Non-cash interest expense	30	9	—	—	39	23	—	—	62
Non-cash, stock-based compensation expense	—	11	—	—	11	—	—	—	11
Equity losses (gains) from consolidated subsidiaries	(76)	(80)	—	156	—	77	100	(177)	—
Changes in operating assets and liabilities:
Accounts receivable	—	29	(37)	—	(8)	—	—	—	(8)
Inventories	—	4	6	—	10	—	—	—	10
Royalty advances	—	(10)	(10)	—	(20)	—	—	—	(20)
Accounts payable and accrued liabilities	521	(295)	(204)	(7)	15	—	—	—	15
Accrued interest	25	—	—	—	25	—	—	—	25
Other balance sheet changes	—	3	(11)	—	(8)	—	—	—	(8)

Net cash used in operating activities	433	(88)	(108)	—	237	—	—	—	237

Cash flows from investing activities:
Repayments of loans (by) third parties	—	3	—	—	3	—	—	—	3
Investments and acquisitions of businesses, net of cash acquired	—	(8)	(8)	—	(16)	—	—	—	(16)
Acquisition of publishing rights	—	(4)	(7)	—	(11)	—	—	—	(11)
Proceeds from the sale of investments	—	4	121	—	125	—	—	—	125
Proceeds from the sale of building	—	—	8	—	8	—	—	—	8
Capital expenditures	—	(19)	(8)	—	(27)	—	—	—	(27)

Net cash used in investing activities	—	(24)	106	—	82	—	—	—	82

Cash flows from financing activities:
Debt Repayments	(1,379)	—	—	—	(1,379)	—	—	—	(1,379)
Proceeds from issuance of Senior Discount Notes	1,059	—	—	—	1,059	—	—	—	1,059
Deferred financing costs paid	(23)	—	—	—	(23)	—	—	—	(23)
Returns of capital and dividends paid	(90)	—	—	—	(90)	(90)	—	180	—
Returns of capital received	—	—	—	—	—	90	90	(180)	—
Distributions to noncontrolling interest holders	—	—	(3)	—	(3)	—	—	—	(3)

Net cash (used in) provided by financing activities	(433)	—	(3)	—	(436)	—	90	—	(346)
Effect of foreign currency exchange rate changes on cash	—	—	—	—	—	—	—	—	—

Net (decrease) increase in cash and equivalents	—	(112)	(5)	—	(117)	—	90	—	(27)
Cash and equivalents at beginning of period	—	171	142	—	313	—	98	—	411

Cash and equivalents at end of period	$—	$59	$137	$—	$196	$—	$188	$—	$384

WARNER MUSIC GROUP CORP.

Schedule II — Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions	Balance at End of Period
	(in millions)
For The Period from July 20, 2011 to September 30, 2011(Successor)
Allowance for doubtful accounts (a)	$—	$5	$(5)	$—
Reserves for sales returns and allowances (a)	—	188	(184)	4
Allowance for deferred tax asset (a)	—	190	—	190

For The Period from October 1, 2010 to July 19, 2011(Predecessor)
Allowance for doubtful accounts	$20	$3	$(5)	$18
Reserves for sales returns and allowances	87	147	(178)	56
Allowance for deferred tax asset	489	61	(17)	533

Fiscal Year Ended September 30, 2010 (Predecessor)
Allowance for doubtful accounts	$26	$15	$(21)	$20
Reserves for sales returns and allowances	106	286	(305)	87
Allowance for deferred tax asset	441	59	(11)	489

Fiscal Year Ended September 30, 2009 (Predecessor)
Allowance for doubtful accounts	$21	$14	$(9)	$26
Reserves for sales returns and allowances	134	327	(355)	106
Allowance for deferred tax asset	390	116	(65)	441

(a)	In purchase accounting, we adjusted out accounts and notes receivable and deferred tax assets to fair value resulting in the elimination of historical allowances for doubtful accounts and allowances for deferred tax assets.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Certification

The certifications of the principal executive officer and the principal financial officer (or persons performing similar functions) required by Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended (the “Certifications”) are filed as exhibits to this report. This section of the report contains the information concerning the evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) (“Disclosure Controls”) and changes to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) (“Internal Controls”) referred to in the Certifications and this information should be read in conjunction with the Certifications for a more complete understanding of the topics presented.

Introduction

The Securities and Exchange Commission’s rules define “disclosure controls and procedures” as controls and procedures that are designed to ensure that information required to be disclosed by public companies in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by public companies in the reports that they file or submit under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Securities and Exchange Commission’s rules define “internal control over financial reporting” as a process designed by, or under the supervision of, a public company’s principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, or U.S. GAAP, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management, including the principal executive officer and principal financial officer, does not expect that our Disclosure Controls or Internal Controls will prevent or detect all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the limitations in any and all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Further, the design of any control system is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of these inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected even when effective Disclosure Controls and Internal Controls are in place.

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of September 30, 2011. Based on our assessment, we believe that, as of September 30, 2011, our internal control over financial reporting was effective based on those criteria.

Changes in Internal Control over Financial Reporting

There have been no changes in our Internal Controls over financial reporting or other factors during the quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our Internal Controls.

Management’s Report on Internal Control Over Financial Reporting

Management’s report on internal control over financial reporting is located on page 92 of this report.

ITEM 9B.	OTHER INFORMATION

None

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE

The following is a list of our executive officers and directors, their ages as of December 8, 2011, and their positions and offices.

Name	Age	Position
Stephen Cooper.	65	CEO and Director
Lyor Cohen	52	Chairman and CEO, Recorded Music and Director
Cameron Strang	44	Chairman and CEO, Warner/Chappell Music and Director
Mark Ansorge	48	Executive Vice President, Human Resources and Chief Compliance Officer
Steven Macri	42	Executive Vice President and Chief Financial Officer
Paul M. Robinson	53	Executive Vice President and General Counsel and Secretary
Will Tanous	42	Executive Vice President, Communications and Marketing
Edgar Bronfman, Jr.	56	Chairman of the Board
Len Blavatnik	54	Vice Chairman of the Board
Lincoln Benet	48	Director
Alex Blavatnik	47	Director
Thomas H. Lee	67	Director
Jörg Mohaupt	44	Director
Donald A. Wagner	48	Director

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. Each executive officer is an employee of the Company or one of its subsidiaries. The following information provides a brief description of the business experience of each of our executive officers and directors.

Stephen Cooper, 65, has served as our director since July 20, 2011 and as our CEO since August 18, 2011. Previously, Mr. Cooper was our Chairman of the Board from July 20, 2011 to August 18, 2011. Mr. Cooper is a member of the Board of Directors for LyondellBasell, one of the world’s largest olefins, polyolefins, chemicals and refining companies. Mr. Cooper is an advisor at Zolfo Cooper, a leading financial advisory and interim management firm, of which he was a co-founder and former Chairman. He has more than 30 years of experience as a financial advisor, and has served as Vice Chairman and member of the office of Chief Executive Officer of Metro-Goldwyn-Mayer, Inc.; Chief Executive Officer of Hawaiian Telcom; Executive Chairman of Blue Bird Corporation; Chairman of the Board of Collins & Aikman Corporation; Chief Executive Officer of Krispy Kreme Doughnuts; and Chief Executive Officer and Chief Restructuring Officer of Enron Corporation. Mr. Cooper also served on the supervisory board as Vice Chairman and served as the Chairman of the Restructuring Committee of LyondellBasell Industries AF S.C.A.

Lyor Cohen, 52, has served as our director and the Chairman and CEO, Recorded Music of Warner Music Group since July 20, 2011. Previously, Mr. Cohen was the Vice Chairman, Warner Music Group Corp. and Chairman and CEO, Recorded Music—Americas and the U.K. from September 2008 to July 20, 2011, Chairman and CEO, Recorded Music North America from March 2008 until September 2008 and Chairman and CEO of U.S. Recorded Music since joining the company in March 1, 2004 until March 2008. From 2002 until 2004, Mr. Cohen was the Chairman and CEO of Universal Music Group’s Island Def Jam Music Group. Mr. Cohen served as President of Def Jam from 1988 to 2002. Previously, Mr. Cohen served in various capacities at Rush Management, a hip-hop management company, which he co-founded with Russell Simmons. Mr. Cohen is widely credited with expanding Island Def Jam beyond its hip-hop roots to include a wider range of musical genres.

Cameron Strang, 44, has served as our director since July 20, 2011 and as our CEO, Warner/Chappell Music since January 4, 2011. Mr. Strang assumed the additional role of Warner/Chappell’s Chairman on July 1, 2011. Previously, Mr. Strang was the founder of New West Records and of Southside Independent Music

Publishing, which was acquired by Warner/Chappell in 2010. Prior to being acquired by Warner/Chappell, Southside was a leading independent music publishing company with a reputation for discovering and developing numerous talented writers, producers and artists across a wide range of genres. Southside was founded with the signing of J.R. Rotem and, in just six years, built a roster that included Elektra Records’ recording artist Bruno Mars; producer Brody Brown; Nashville-based writers, Ashley Gorley and Blair Daly; Christian music star, Matthew West; and Kings of Leon. Mr. Strang also co-founded DMZ Records, a joint venture record label. Mr. Strang holds a bachelor of communications degree from the University of British Columbia and a J.D. from British Columbia Law School.

Mark Ansorge, 48, has served as our Executive Vice President, Human Resources and Chief Compliance Officer since August 2008. He was previously Warner Music Group’s Senior Vice President and Deputy General Counsel and Chief Compliance Officer and has held various other positions within the legal department since joining the company in 1992. Since the company’s initial public offering in 2005, Mr. Ansorge has also served as Warner Music Group’s Chief Compliance Officer. Prior to joining Warner Music Group he practiced law as an associate at Winthrop, Stimson, Putnam & Roberts (now known as Pillsbury Winthrop Shaw Pittman LLP). Mr. Ansorge holds a bachelor of science degree from Cornell University’s School of Industrial and Labor Relations and a J.D. from Boston University School of Law.

Steven Macri, 42, has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, Mr. Macri was our Senior Vice President and Controller since joining the company in February 2005. Prior to joining Warner Music Group, he held the position of Vice President Finance at Thomson Learning (now Cengage Learning), which was a division of The Thomson Corporation. From 1998 to 2004, Mr. Macri held various financial and business development positions at Gartner, Inc. including SVP, Business Planning and Operations and SVP, Controller. Before joining Gartner, he held various positions in the accounting and finance departments of consumer packaged goods company Reckitt Benckiser. Mr. Macri began his career at Price Waterhouse LLP where he last served as a manager. Mr. Macri holds a bachelor of science degree from Syracuse University and an MBA from New York University Stern School of Business.

Paul M. Robinson, 53, has served as our Executive Vice President and General Counsel and Secretary since December 2006. Mr. Robinson joined Warner Music Group’s legal department in 1995. From 1995 to December 2006, Mr. Robinson held various positions with Warner Music Group, including Acting General Counsel and Senior Vice President, Deputy General Counsel. Before joining Warner Music Group, Mr. Robinson was a partner in the New York City law firm Mayer, Katz, Baker, Leibowitz & Roberts. Mr. Robinson has a B.A. in English from Williams College and a J.D. from Fordham University School of Law.

Will Tanous, 42, has served as our Executive Vice President, Communications and Marketing, since May 2008. He was previously Warner Music Group’s Senior Vice President, Corporate Communications and has held various positions at Warner Music Group since joining the company in 1993. Prior to joining Warner Music Group, Mr. Tanous held positions at Warner Music International and Geffen Records. He also served as president of two independent record labels. Mr. Tanous holds a B.A. from Georgetown University.

Edgar Bronfman, Jr., 56, has served as our Chairman of the Board since August 18, 2011. Previously, Mr. Bronfman was Warner Music Group’s CEO and President from July 20, 2011 to August 18, 2011 and served as Chairman of the Board and CEO from March 1, 2004 to July 20, 2011. Before joining Warner Music Group, Mr. Bronfman served as Chairman and CEO of Lexa Partners LLC, a management venture capital firm which he founded in April 2002. Prior to Lexa Partners, Mr. Bronfman was appointed Executive Vice Chairman of Vivendi Universal in December 2000. He resigned from his position as an executive officer of Vivendi Universal on December 6, 2001, resigned as an employee of Vivendi Universal on March 31, 2002, and resigned as Vice Chairman of Vivendi Universal’s Board of Directors on December 2, 2003. Prior to the December 2000 formation of Vivendi Universal, Mr. Bronfman was President and CEO of The Seagram Company Ltd., a post he held since June 1994. During his tenure as the CEO of Seagram, he consummated $85 billion in transactions and transformed the company into one of the world’s leading media and communications companies. From 1989 until June 1994, Mr. Bronfman served as President and COO of Seagram. Between 1982 and 1989, he held a series of senior executive positions for The Seagram Company Ltd. in the U.S. and in Europe. Mr. Bronfman serves on the Boards of InterActiveCorp, Accretive Health, Inc. and the New York University Langone Medical Center. He is also the Chairman of the Board of Endeavor Global, Inc. and is a Member of the Council on Foreign Relations. Mr. Bronfman also serves as general partner at Accretive, LLC, a private equity firm, and is Vice President of the Board of Trustees, The Collegiate School.

Len Blavatnik, 54, has served as our director and as Vice Chairman of the Board of Warner Music Group since July 20, 2011. Mr. Blavatnik is the founder and Chairman of Access, a privately held, U.S. industrial group with strategic investments in the U.S., Europe and South America. Mr. Blavatnik is a director of numerous companies in the Access portfolio, including TNK-BP and UC RUSAL. He previously served as a member of the board of directors of Warner Music Group from March 2004 to January 2008. Mr. Blavatnik provides financial support to and remains engaged in many educational pursuits, recently committing £75 million to establish the Blavatnik School of Government at the University of Oxford. He is a member of academic boards at Cambridge University and Tel Aviv University, and is a member of Harvard University’s Committee on University Resources. Mr. Blavatnik and the Blavatnik Family Foundation have also been generous supporters of leading cultural and charitable institutions throughout the world. Mr. Blavatnik is a member of the board of directors of the 92nd Street Y in New York, The White Nights Foundation of America and The Center for Jewish History in New York. He is also a member of the Board of Governors of The New York Academy of Sciences and a Trustee of the State Hermitage Museum in St. Petersburg, Russia. Mr. Blavatnik emigrated to the U.S. in 1978 and became a U.S. citizen in 1984. He received his Master’s degree from Columbia University in 1981 and his MBA from Harvard Business School in 1989. Mr. Blavatnik is the brother of Alex Blavatnik.

Lincoln Benet, 48, is the Chief Executive Officer of Access. Prior to joining Access in 2006, Mr. Benet spent 17 years at Morgan Stanley, most recently as a Managing Director. His experience spanned corporate finance, mergers and acquisitions, fixed income and capital markets. Mr. Benet is a member of the boards of Acision and Boomerang Tube. Mr. Benet graduated summa cum laude with a B.A. in Economics from Yale University and received his M.B.A. from Harvard Business School.

Alex Blavatnik, 47, has served as our director since July 20, 2011. Mr. Blavatnik is an Executive Vice President and Vice Chairman of Access. A 1993 graduate of Columbia Business School, Mr. Blavatnik joined Access in 1996 to manage the company’s growing activities in Russia. Currently, he oversees Access’ operations out of its New York-based headquarters and serves as a director of various companies in the Access global portfolio. In addition, Mr. Blavatnik is engaged in numerous philanthropic pursuits and sits on the boards of several educational and charitable institutions. Mr. Blavatnik is the brother of Len Blavatnik.

Thomas H. Lee, 67, has served as our director since August 17, 2011. Mr. Lee had previously served as our director from March 4, 2004 to July 20, 2011. He is Chairman and CEO of Thomas H. Lee Capital, LLC, Thomas H. Lee Capital Management, LLC and Lee Equity Partners, LLC. Thomas H. Lee Capital Management, LLC manages the Blue Star I, LLC fund of hedge funds. Lee Equity Partners, LLC is engaged in the private equity business in New York City. In 1974, Mr. Lee founded the Thomas H. Lee Company, the predecessor of Thomas H. Lee Partners, L.P., and from that time until March 2006 served as its Chairman and CEO. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank’s high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a securities analyst in the institutional research department of L.F. Rothschild in New York. Mr. Lee serves or has served, including during the past five years, as a director of numerous public and private companies in which he and his affiliates have invested, including Finlay Enterprises, Inc., The Smith & Wollensky Restaurant Group, Inc., Metris Companies, Inc., MidCap Financial LLC, Refco Inc., Vertis Holdings, Inc. and Wyndham International, Inc. Mr. Lee is currently a Trustee of Lincoln Center for the Performing Arts, The Museum of Modern Art, NYU Medical Center and Whitney Museum of American Art among other civic and charitable organizations. He also serves on the Executive Committee for Harvard University’s Committee on University Resources. Mr. Lee is a 1965 graduate of Harvard College.

Jörg Mohaupt, 44, has served as our director since July 20, 2011. Mr. Mohaupt has been associated with Access since May 2007, and is involved with Access’ activities in the media and communications sector. Mr. Mohaupt was a managing director of Providence Equity Partners and a member of the London-based team responsible for Providence’s European investment activities. Before joining Providence, in 2004, he co-founded and managed Continuum Group Limited, a communications services venture business. Prior to this, Mr. Mohaupt was an executive director at Morgan Stanley & Co. and Lehman Brothers in their respective media and telecommunications groups. Mr. Mohaupt serves on the boards of Perform Group Plc, AINMT, Rebate Networks, Mendeley Research Networks, Icon Entertainment International, RGE Group and Acision. Mr. Mohaupt graduated with a degree in history from Rijksuniversiteit Leiden (Netherlands) and a degree in Communications Science from Universiteit van Amsterdam.

Donald A. Wagner, 48, has served as our director since July 20, 2011. Mr. Wagner is a Managing Director of Access, having been with Access since 2010. He is responsible for sourcing and executing new investment opportunities in North America. From 2000 to 2009, Mr. Wagner was a Senior Managing Director of Ripplewood Holdings L.L.C., responsible for investments in several areas and heading the industry group focused on investments in basic industries. Previously, Mr. Wagner was a Managing Director of Lazard Freres & Co. LLC and had a 15-year career at that firm and its affiliates in New York and London. He is a board member of Boomerang Tube and was on the board of NYSE-listed RSC Holdings from November 2006 until August 2009. Mr. Wagner graduated summa cum laude with an A.B. in physics from Harvard College.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of ten members. Under our amended and restated certificate of incorporation and by-laws, our Board of Directors shall consist of such number of directors as determined from time to time by resolution adopted the Board. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. In the view of the Board of Directors, its directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, each of our directors brings specific experience, qualifications, attributes and skills to our Board of Directors.

The directors affiliated with Access, Messrs. Len Blavatnik, Benet, Alex Blavatnik, Mohaupt and Wagner, each bring beneficial experience and attributes to our Board. In addition to their individual attributes, each of them possess experience in advising and managing publicly traded and privately held enterprises and is familiar with the corporate finance and strategic business planning activities that are unique to highly leveraged companies like us. Len Blavatnik has extensive experience advising companies, particularly as founder and Chairman of Access, in his role as a director of TNK-BP Limited and UC RUSAL, and as a former director of Warner Music Group Corp. Mr. Benet has extensive experience in corporate finance, mergers and acquisitions, fixed income and capital markets through his work at Morgan Stanley and Access. Alex Blavatnik has extensive experience advising companies, particularly as Deputy Chairman of Access and as a director of OGIP Ventures, Ltd. Mr. Mohaupt has served as a director of various companies and has extensive experience in corporate finance, mergers and acquisitions, fixed income and capital markets through his work at Providence Equity Partners, Morgan Stanley, Lehman Brothers and Access. Mr. Wagner has served as a director of various companies, including public companies, and has over 26 years of experience in investing, banking and private equity.

As the Chairman of our Company, Mr. Bronfman has detailed knowledge of our Company and its history, employees, prospects and competitors. Prior to serving as Chairman, Mr. Bronfman was our Chief Executive Officer and a member of the investor group that acquired our Company from Time Warner in the 2004 Acquisition and has a detailed understanding of our history and culture.

Mr. Cooper has more than 30 years of experience as a financial advisor, and has served as chairman or chief executive officer of various businesses, including Vice Chairman and member of the office of Chief Executive Officer of Metro-Goldwyn-Mayer, Inc. and Chief Executive Officer of Hawaiian Telcom.

Messrs. Cohen and Strang are each actively involved in managing the day-to-day business of our company, providing them with intimate knowledge of our operations, and have significant experience and expertise with companies in our lines of business.

Mr. Lee has extensive experience advising and managing companies, serving as the Chairman and CEO of Thomas H. Lee Capital, LLC, Thomas H. Lee Capital Management, LLC and Lee Equity Partners, LLC and serving as or having served as a director of numerous public and private companies. Mr. Lee was also part of the investor group that acquired our Company from Time Warner in the 2004 Acquisition and was a director of the Company from March 2004 until July 2011, before subsequently rejoining the Board in August 2011, and has a detailed understanding of our Company.

Our board believes that the qualifications described above bring a broad set of complementary experience, coupled with a strong alignment with the interests of the stockholder of the Company, to the Board’s discharge of its responsibilities.

Committees of the Board of Directors

Following consummation of the Merger, we are a privately held company. As a result, we are no longer subject to any stock exchange listing or SEC rules requiring a majority of our Board of Directors to be independent or relating to the formation and functioning of the various Board committees. The Board of Directors of the Company has an Audit Committee as well as Compensation and Digital Committees, all of which report to the Board of Directors as they deem appropriate, and as the Board may request. AI Entertainment Holdings LLC (formerly Airplanes Music LLC), which is an affiliate of Access, owns 100% of our common stock and has the power to elect our directors. Thus the Board has determined that it is not necessary for us to have a Nominating Committee or a committee performing similar functions. The Board of Directors does not have a policy with regard to the consideration of any director candidates recommended by our debt holders or other parties.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company and its subsidiaries. The Audit Committee is responsible for assisting the Board’s oversight of (a) the quality and integrity of the Company’s financial statements and related disclosure; (b) the independent auditor’s qualifications and independence; (c) the evaluation and management of the Company’s financial risks; (d) the performance of the Company’s internal audit function and independent auditor; and (e) the Company’s compliance with legal and regulatory requirements. The Audit Committee’s duties include, when appropriate, as permitted under applicable law, amending or supplementing the Company’s Delegation of Authority Policy without the prior approval of the Board. The current members of the Company’s audit committee are Messrs. Wagner, Benet and Lee. Mr. Wagner serves as the chairman of the committee. Messrs. Benet and Wagner qualify as “audit committee financial experts,” as defined by Securities and Exchange Commission Rules, based on their education, experience and background.

The Compensation Committee discharges the responsibilities of the Board of Directors of the Company relating to all compensation, including equity compensation, of the Company’s executives. The Compensation Committee has overall responsibility for evaluating and making recommendations to the Board regarding director and officer compensation, compensation under the Company’s long-term incentive plans and other compensation policies and programs. The current members of the Company’s compensation committee are Messrs. Benet, Lee, Mohaupt and Wagner and Len Blavatnik. Mr. Benet serves as the chairman of the committee.

The Digital Committee is responsible for (i) approving digital recording and publishing agreements and related repertoire licensing agreements and related transactions (“Digital Transactions”) that require approval of the Board of Directors and (ii) consulting with the Company’s management on the Company’s strategy for entering into Digital Transactions and related transactions or business. The current members of the Company’s digital committee are Messrs. Bronfman, Mohaupt, Cohen, Strang and Alex Blavatnik. Messrs. Bronfman and Mohaupt serve as the co-chairmen of the committee.

Oversight of Risk Management

On behalf of the Board of Directors, our Audit Committee is responsible for oversight of the Company’s risk management and assessment guidelines and policies. The Company is exposed to a number of risks including financial risks, operational risks and risks relating to regulatory and legal compliance. The Audit Committee discusses with management and the independent auditors the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are undertaken. The Company’s Chief Compliance Officer and Head of Internal Audit are responsible for the Company’s risk management function and regularly work closely with the Company’s senior executives to identify risks material to the Company. The Chief Compliance Officer reports to the Company’s Compliance and Ethics Steering Committee, which is composed of the Company’s General Counsel, Controller, Head of Internal Audit and other senior executives, and both the Chief Compliance Officer and the Head of Internal Audit report regularly to the Chief Financial Officer, the Chief Executive Officer and the Audit Committee regarding the Company’s risk management policies and procedures. In that regard, the Company’s Chief Compliance Officer regularly meets with the Compliance and Ethics Steering Committee and both the Chief Compliance Officer and Head of Internal Audit regularly meet with the Audit Committee to discuss the risks facing the Company, highlighting any new risks that may have arisen since they last met. The Audit Committee also reports to the Board of Directors on a regular basis to apprise them of their discussions with the Chief Compliance Officer and Head of Internal Audit regarding the Company’s risk management efforts. In addition, the Board of Directors receives management updates on our business operations, financial results and strategy and, as appropriate, discusses and provides feedback with respect to risks related to those topics.

Section 16(a) Beneficial Ownership Reporting Compliance

Prior to the consummation of the Merger, Section 16(a) of the Securities Exchange Act of 1934 required the Company’s directors, officers and holders of more than 10% of the Company’s common stock (collectively, “Reporting Persons”), to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of the Company. Such Reporting Persons were required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file. Based on our review of the copies of such filings received by it with respect to the fiscal year ended September 30, 2011, the Company believes that all required persons complied with all Section 16(a) filing requirements. Subsequent to the consummation of the Merger, as the Company no longer has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, none of its directors, officers or stockholders remain subject to the reporting requirements of Section 16(a) of the Exchange Act.

Code of Conduct

The Company has adopted a Code of Conduct as our “code of ethics” as defined by regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act of 1933”), and the Securities Exchange Act of 1934 (and in accordance with the NYSE requirements for a “code of conduct”), which applies to all of the

Company’s directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Conduct is available on the Company’s website at www.wmg.com by clicking on “Investor Relations” and then on “Corporate Governance.” A copy of the Code of Conduct may also be obtained free of charge, from the Company upon a request directed to Warner Music Group Corp., 75 Rockefeller Plaza, New York, NY 10019, Attention: Investor Relations. The Company will disclose within four business days any substantive changes in or waivers of the Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Form 8-K.

ITEM 11.	EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis provides information about the material elements of compensation that are paid, awarded to, or earned by our “named executive officers,” who consist of our principal executive officer, principal financial officer and our three other most highly compensated executive officers for fiscal year 2011 and two additional individuals who would have been named executive officers but for the fact that the individuals were not serving as an executive officer at the end of fiscal year 2011. Our named executive officers (“NEOs”) for fiscal year 2011 are:

•	Edgar Bronfman, Jr. (our CEO until August 18, 2011);

•	Stephen Cooper (our CEO starting August 18, 2011);

•	Steven Macri (our CFO);

•	Lyor Cohen;

•	Cameron Strang;

•	Paul M. Robinson; and

•	Michael Fleisher (our Vice Chairman, Strategy & Operations until May 31, 2011).

Introduction

During fiscal year 2011, we were acquired by AI Entertainment Holdings LLC, which is an affiliate of Access. Following the consummation of the Merger, we became a subsidiary of AI Entertainment Holdings LLC and a privately held company. The principal changes made during fiscal year 2011 as a result of the Merger were the following:

•

as a result of the consummation of the Merger on July 20, 2011, each outstanding share of the Company’s common stock was cancelled and converted into the right to receive $8.25 and we became a privately held company;

•	as a result of the consummation of the Merger, all outstanding equity under our existing equity plan became vested and converted into a right to a cash payment or was forfeited;

•

in connection with the consummation of the Merger, all of the directors of the Company, other than Edgar Bronfman, Jr., resigned from their positions as directors of the Company at the effective time of the Merger (Mr. Lee subsequently rejoined the Board of Directors); and

•	the Company’s existing equity plan was subsequently terminated.

The treatment upon consummation of the Merger of options to purchase our common stock and restricted stock granted to NEOs was governed by our equity plans and individual award agreements, and was as follows:

Treatment of Options

Immediately prior to the effective time of the Merger, each stock option issued under the Company’s equity compensation plans or programs, whether or not then exercisable or vested, was cancelled and converted into the right to receive an amount in cash equal to, without interest and less applicable withholding taxes, the product of (i) the excess, if any, of $8.25 over the per share exercise price of the applicable stock option and (ii) the aggregate number of shares of common stock that may be acquired upon exercise of such stock option immediately prior to the effective time of the Merger.

Treatment of Restricted Stock

Each restricted share of common stock granted under the Company’s equity compensation plans or programs became either vested (to the extent not already vested) or forfeited as of the effective time of the Merger, determined based on the per share price of $8.25 in the Merger and after giving effect to the Board’s authorization to accelerate vesting of the service conditions applicable to restricted stock outstanding immediately prior to the consummation of the Merger, and each vested restricted share of common stock was converted into the right to receive an amount in cash equal to $8.25.

Management Changes in Fiscal Year 2011

In addition, subsequent to the end of fiscal year 2010, the following changes in management occurred:

On November 10, 2011, the Company announced that Brian Roberts shall be promoted to the position of WMG’s Executive Vice President and Chief Financial Officer, effective no later than January 1, 2012. Mr. Roberts shall succeed Mr. Macri in this role. Mr. Macri, who has served the Company as its Executive Vice President and CFO since 2008, has decided to leave the Company but agreed to remain with the Company until up to December 31, 2011 in order to ensure a smooth transition. Mr. Roberts will be appointed CFO effective December 9, 2011. Mr. Macri will remain as a consultant to the Company through December 31, 2011.

On August 18, 2011, Edgar Bronfman, Jr. was appointed Chairman of the Board of the Company in order to focus on strategy and growth opportunities and, in connection with that move, he resigned from his positions as Chief Executive Officer and President of the Company. Stephen F. Cooper, the Company’s Chairman of the Board prior to August 18, 2011, was appointed to replace him as Chief Executive Officer and President. In connection with this change in roles, Mr. Cooper stepped down as Chairman of the Board of the Company. Mr. Cooper remains a director on the Board. Upon completion of the Merger in July 2011, Mr. Cooper was appointed as Chairman of the Board. At that time, Mr. Bronfman, who was our Chairman and CEO at the time, remained as CEO of the Company. Mr. Bronfman has informed the Board of Directors that due to other commitments he intends to step down as Chairman, effective January 31, 2012. Subsequent to January 31, 2012, Mr. Bronfman will remain a director of the Company. A new Chairman will be appointed in due course.

Mr. Fleisher resigned all employment and directorships with the Company and its affiliates effective as of May 31, 2011.

Effective January 1, 2011, David H. Johnson ceased serving as the CEO of Warner/Chappell Music and Cameron Strang was appointed CEO of Warner/Chappell. Mr. Johnson continued to serve as Chairman of Warner/Chappell until June 30, 2011 (the end date of his employment agreement), at which point Mr. Johnson left the Company and Mr. Strang assumed the additional role of Chairman of Warner/Chappell.

See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below for further details.

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing our compensation programs. As part of that responsibility, the Compensation Committee determines all compensation for the Chairman of the Board, and the Company’s other executive officers (other than our current CEO). For executive officers other than the CEO, the Compensation Committee considers the recommendation of the CEO and the Executive Vice President, Human Resources in making its compensation determinations. The Committee interacts regularly with management regarding our executive compensation initiatives and programs. The Compensation Committee has the authority to engage its own advisors and, prior to the consummation of the Merger, had done so in the past. However, during fiscal year 2011, no independent compensation advisor provided any advice or recommendations on the amount or form of executive and director compensation to the Compensation Committee and since the consummation of the Merger, we have not retained a compensation consultant to assist in determining or recommending the amount or form of executive compensation. The compensation committee may elect in the future to retain a compensation consultant if it determines that doing so would assist it in implementing and maintaining our compensation programs.

Our executive team consists of individuals with extensive industry expertise, creative vision, strategic and operational skills, in-depth company knowledge, financial acumen and high ethical standards. We are committed to providing competitive compensation packages to ensure that we retain these executives and maintain and strengthen our position as a leading global music content company. Our executive compensation programs and the decisions made by the Compensation Committee are designed to achieve these goals.

The compensation for the Company’s NEOs (the executive officers for whom disclosure of compensation is provided in the tables below other than our current CEO) consists of base salary and annual target bonuses. In addition, prior to the consummation of the Merger, our executive officers received long-term incentives in the form of equity grants. As noted, in connection with the Merger all outstanding stock options vested and were cashed out, existing restricted stock grants either vested and were paid out at a per share price of $8.25 or were forfeited upon consummation of the Merger and the Company’s existing equity plan was subsequently terminated. The executive officers do not receive any other compensation or benefits other than standard benefits available to all U.S. employees, which primarily consist of health plans, the opportunity to participate in the Company’s 401(k) and deferred compensation plans, basic life insurance and accidental death insurance coverage.

In determining the compensation of the NEOs, the Compensation Committee seeks to establish a level of compensation that is (a) appropriate for the size and financial condition of the Company, (b) structured so as to attract and retain qualified executives and (c) tied to annual financial performance and long-term stockholder value creation.

The information below with respect to historical compensation paid to the NEOs relates to compensation paid or earned, for the most part, prior to consummation of the Merger while the Company was still a public company and is therefore not necessarily indicative of the compensation amounts, philosophy or benefits that these individuals, or other executive officers of the Company, will receive as executive officers of the Company. The impact of the Merger will be taken into consideration as Access and the Compensation Committee continue to review all aspects of compensation and make appropriate adjustments to reflect factors including but not limited to the Company’s privately held status and ownership by Access.

Access has a consulting agreement with Mr. Cooper pursuant to which he receives $150,000 a month and reimbursement of his related expenses in connection with his role as CEO of the Company. The Company reimburses Access for these amounts pursuant to the Management Agreement. The Company does not have any other employment agreement or arrangement with Mr. Cooper. The Company has entered into employment agreements with each of our other Named Executive Officers, which establish each executive’s base salary and an annual target bonus. Pursuant to the agreements, the actual amount of each annual bonus is determined by the Compensation Committee in its sole discretion, subject to any contractual minimum bonuses, and may be higher or lower than the target range or amount. In addition, prior to the consummation of the Merger, as a result of the evaluation of their roles and responsibilities, each Named Executive Officer had been allowed to invest in equity of the Company or was awarded equity in the form of stock options and/or restricted stock in connection with their employment. The Compensation Committee believes these arrangements were reasonable and competitive while the Company was still a public company compared to other companies the Company competes with for the attraction and retention of talent. Following the consummation of the Merger, our existing equity plan was terminated. As noted above, Access and the Compensation Committee are in the process of reviewing our compensation programs, including our long-term incentive compensation programs.

Executive Compensation Objectives and Philosophy

We design our executive compensation programs to attract talented executives to join the Company and to motivate them to position us for long-term success, achieve superior operating results and increase stockholder value. To realize these objectives, the Compensation Committee and management focus on the following key factors when considering the amount and structure of the compensation arrangements for our executives:

•

Alignment of executive and stockholder interests by providing incentives linked to operating performance and achievement of strategic objectives. We are committed to creating stockholder value and believe that our executives and employees should be provided incentives through our compensation programs that align their interests with those of our stockholder. Accordingly, we provide our executives with both short-term annual cash bonus incentives linked to our operating performance and have provided long-term incentives, which prior to the consummation of the Merger consisted of equity incentives linked to stock performance. As noted, following the Merger, Access and the Compensation Committee are in the process of reviewing our compensation programs, including our long-term incentive compensation programs. For information on the components of our executive compensation programs and the reasons why each is used, see “Components of Executive Compensation” below.

•

A clear link between an executive’s compensation and his or her individual contribution and performance. As further discussed below, the components of our executive compensation programs are designed to reward the achievement of specified key goals. These goals include, among other things, the successful implementation of strategic initiatives, realizing superior operating and financial performance, and other factors that we believe are important, such as the promotion of an ethical work environment and teamwork within the Company. We believe our compensation structure motivates our executives to achieve these goals and rewards them for their significant efforts and contributions to the Company and the results they achieve.

•

The extremely competitive nature of the media and entertainment industry, and our need to attract and retain the most creative and talented industry leaders. We compete for talented executives in relatively high-priced markets, and the Compensation Committee takes this into consideration when making compensation decisions. For example, we compete for executives with other recorded music and music publishing companies, other entertainment, media and technology companies, law firms, private ventures, investment banks and many other companies that offer high levels of compensation. We believe that our senior management team is among the best in the industry and is the right team to lead us to long-term success. Our commitment to ensuring that we are led by the right executives is a high priority, and we make our compensation decisions accordingly.

•

Comparability to the practices of peers in our industry and other comparable companies generally. The Compensation Committee considers information about the practices of our peer companies and other comparable public companies, as well as evolving market practices, when making its compensation decisions. Generally, the Compensation Committee looks to this type of information when evaluating employment arrangements with new employees and extensions or renewals with existing employees. From time to time, the Compensation Committee also receives independent advice on competitive practices and may look at other independent sources of market trends, including literature and conference remarks on executive compensation matters. When using peer data to evaluate employment arrangements with new employees and extensions or renewals with existing employees, the Compensation Committee may consider ranges of compensation paid by others for a particular position, both by reference to comparative groups of companies of similar size and stature and, more particularly, a group comprised of our direct competitors, which includes other recorded music and music publishing companies, primarily Universal, Sony and EMI in recorded music (Universal Music Group, Sony Music Entertainment and EMI Music) and Universal, EMI and Sony/ATV in music publishing (Universal Music Publishing Group, EMI Music Publishing and Sony/ATV Music Publishing), as one point of reference when making compensation decisions regarding total compensation or particular elements of compensation in the agreements under consideration. The Compensation Committee does not typically use information with respect to our peer companies and other comparable public companies to establish targets for total compensation, or any element of compensation, or otherwise numerically benchmark its compensation decisions. For example, in fiscal year 2008 the Compensation Committee reviewed pay data for a range of companies in connection with the review of new employment arrangements with Messrs. Bronfman, Cohen and Macri. The Compensation Committee did not, however, use third-party data in establishing fiscal year 2011 compensation for the Company’s NEOs. The Compensation Committee makes decisions for a specific executive on an annual basis in its discretion, based upon the executive’s compensation as set forth in their employment agreement, the performance of the Company and taking into consideration competitive factors and the executive’s specific qualifications, such as his or her professional experience, tenure at the Company and within the industry, leadership position within the Company, and individual performance factors.

Components of Executive Compensation

Employment Agreements

With the exception of Mr. Cooper as described above, we have (or had) employment agreements with all of our NEOs, the key terms of which are described below under “Summary of NEO Employment Agreements and Certain Equity Arrangements.” We believe that having employment agreements with our executives is beneficial to us because it provides retentive value, subjects the executives to key restrictive covenants, and generally gives us a competitive advantage in the recruiting process over a company that does not offer employment agreements. Our employment agreements set forth the terms and conditions of employment and establish the components of an executive’s compensation, which generally include the following:

•	Base salary;

•	A target annual cash bonus;

•	Any long-term incentives in the form of equity grants or other long-term compensation; and

•	Benefits, including participation in our 401(k) plan and health, life insurance and disability insurance plans.

Our NEO employment agreements also contain key provisions that apply in the event of an executive’s termination or resignation, setting forth the circumstances under which an executive may resign for “good reason” or under which we may terminate the agreement “for cause,” and formalizing restrictive covenants such as commitments not to solicit our employees and/or talent away from the Company, and to protect our confidential information, among others. The circumstances that would allow an executive to terminate his or her employment for “good reason” are negotiated in connection with the employment agreement and generally include such events as substantial changes in the executive’s duties or reporting structure, relocation requirements, reductions in compensation and specified breaches by us of the agreement.

Key Considerations in Determining Executive Compensation

In general, the terms of our executive employment agreements are initially negotiated by our CEO, Executive Vice President, Human Resources, other corporate senior executives, as appropriate, and our legal department or outside legal counsel. The key terms of the agreements for our NEOs and other executives over whose compensation the Compensation Committee has authority are presented to the Compensation Committee for consideration. When appropriate, the Compensation Committee takes an active role in the negotiation process. The Compensation Committee also establishes from time to time the general compensation principles set forth in our executive employment agreements.

During the review and approval process for the employment agreements for executives under its purview, the Compensation Committee considers the appropriate amounts for each component of compensation and the compensation design appropriate for the individual executive. In its analysis, the Compensation Committee considers the individual’s credentials, and if applicable, performance at the Company, the compensation history of the executive, input from an independent compensation consultant on market and peer company practices if it determines that doing so would assist it in analyzing a compensation proposal, data on the compensation of other individuals in comparable positions at the Company and the total projected value of the compensation package to the executive.

The following describes the components of our NEO compensation arrangements and why each is included in our executive compensation programs.

Base Salary

The cash base salary an NEO receives is determined by the Compensation Committee after considering the individual’s compensation history, the range of salaries for similar positions, the individual’s expertise and experience, and other factors the Compensation Committee believes are important, such as whether we are trying to attract the executive from another opportunity. The Compensation Committee believes it is appropriate for executives to receive a competitive level of guaranteed compensation in the form of base salary and determines the initial base salary by taking into account recommendations from management and, if deemed necessary, the Compensation Committee’s independent compensation consultant.

In cases where an NEO’s employment agreement calls for annual base salary reviews, increases in base salary are determined by the Compensation Committee in its discretion. The individual’s performance during the course of the prior year, his or her contribution to achieving the Company’s goals and objectives and competitive data on salaries of individuals at comparable levels both within and outside of the Company may be evaluated in connection with the Compensation Committee’s annual consideration of base salary increases.

Mr. Cooper was paid based on a consulting agreement with Access as described above in fiscal year 2011. This was his only compensation related to the Company (i.e., he did not otherwise participate in any Company bonus or long-term compensation programs in fiscal year 2011). Each of our other NEOs was paid base salary in accordance with the terms of their respective employment agreement in fiscal year 2011 while they remained employees of the Company. The Compensation Committee did not approve any change to base salary for any of our NEOs in fiscal year 2011. On August 18, 2011, Mr. Bronfman resigned as CEO of the Company and his employment agreement terminated. Subsequently the Compensation Committee ratified and approved an annual retainer of $1,000,000 for Mr. Bronfman for serving as Chairman of the Board. Mr. Bronfman has informed the Board of Directors that due to other commitments he intends to step down as Chairman, effective January 31, 2012. Subsequent to January 31, 2012, Mr. Bronfman will remain a director of the Company. Following his resignation as Chairman of the Board, Mr. Bronfman will not receive any compensation for service on the Board of Directors or Board committees.

Annual Cash Bonus

Our Compensation Committee directly links the amount of the annual cash bonuses we pay to our corporate financial performance for the particular year. With the exception of Mr. Cooper, each of our NEOs participates or participated in our annual bonus pool and has or had a target bonus amount set forth in his employment agreement, which is stated as either a range or a set dollar amount. The actual amount of each annual bonus is determined by the Compensation Committee in its sole discretion and may be higher or lower than the target range or amount.

The Compensation Committee establishes performance goals for our corporate performance after considering our financial results from the prior year and the annual operating budget for the coming year. It uses these performance goals to establish a target for the Company-wide bonus pool. In fiscal year 2011, the performance goals related to the achievement of budgeted amounts of net revenue and operating income before depreciation and amortization (or OIBDA), which equals operating income less depreciation expense and amortization expense, with achievement of net revenue weighted 25% and OIBDA weighted 75%. OIBDA is among the measures used by management to gauge operating performance and is used by investors and analysts to value the Company and compare our performance to that of our peers. These metrics were used because we believe they encourage executives to achieve superior operating results. In its assessment of whether the performance goals are met, the Compensation Committee may consider the nature of unusual expenses or contributors to financial results, and authorize adjustments in its sole discretion.

If the performance targets set by the Compensation Committee are met, the bonus pool will be set at the target amount set in the annual operating budget, subject to the Committee’s discretion as discussed below. If our performance exceeds the targets set by the Compensation Committee, the bonus pool amount is generally initially increased above 100% of target calculated based on the pre-established scale. If we do not meet the budgeted performance goals, the bonus pool amount is generally initially decreased from the target calculated based on the pre-established scale. The actual bonus amounts allocated to the bonus pool for the entire Company are ultimately determined by the Compensation Committee in its discretion taking into account the achievement of the performance goals, qualitative factors and management’s recommendations. The Compensation Committee has the discretion to adjust the initial bonus pool amount determined by reference to the pre-established scale upwards or downwards, considering management’s recommendations, the achievement of the pre-established qualitative factors and other considerations the Compensation Committee deems appropriate.

Bonuses for our NEOs are then separately determined by the Compensation Committee in its sole discretion, and may be higher or lower than the target amounts set forth in the NEOs’ employment agreements. Mr. Cooper, who became our CEO on August 18, 2011, did not receive any bonus related to fiscal year 2011. Mr. Bronfman, who was the Company’s CEO for most of fiscal year 2011(until August 18, 2011), did participate in the annual bonus pool. Mr. Bronfman’s contractual bonus range for fiscal year 2011was from $0 to $6.0 million, with a target bonus of $3.0 million. Mr. Cohen’s contractual bonus range was from $1.5 million to $5.0 million, with a target bonus of $2.5 million. Other NEOs have target bonuses set forth in their employment agreements as described below under “Summary of NEO Employment Agreements and Certain Equity Arrangements.” The amount our NEOs and other executive officers subject to the Compensation Committee’s oversight received from the bonus pool was determined by the Compensation Committee, and for other executives and employees, by the appropriate member of management, so long as the entire Company-wide bonus pool determined by the Compensation Committee was not exceeded. For NEOs other than the CEO, the Compensation Committee considered the recommendation of the CEO and the Executive Vice President, Human Resources in making its bonus determinations. The Compensation Committee evaluated the performance of the CEO in connection with its bonus determination for the CEO. Bonuses for executive officers, including our NEOs, were based on the target bonuses set forth in their employment agreements, corporate performance and other discretionary factors, including achievement of strategic objectives, goals in compliance and ethics and teamwork within the Company. Bonuses for executives in our recorded music or music publishing businesses or other specific areas, such as international recorded music or digital, were also based in part on their particular segment’s or area’s performance. For our executive officers, including our NEOs, a variety of qualitative and quantitative factors that vary by year and are given different weights in different years depending on facts and circumstances were considered, with no single factor material to the overall bonus determination. The factors considered by the Compensation Committee in connection with fiscal year 2011 bonuses are discussed in more detail below. In addition, during fiscal year 2011, certain individuals, including certain NEOs, were recognized when making bonus determination for fiscal year 2011 for their efforts in completing the successful sale of the Company to Access.

In fiscal year 2011, after considering the factors described above and management’s recommendations, the Committee determined that the bonuses for our NEOs would be set at amounts which ranged from 67% to 100% of their respective annual target bonus amounts set forth in their employment agreements. This reflected the Compensation Committee’s and management’s assessment that overall corporate performance and discretionary factors justified payment of bonuses ranging from below target to at target bonuses for our NEOs based on their and the Company’s performance during the fiscal year.

Specifically, with respect to Mr. Bronfman, the Compensation Committee set the amount of his bonus at approximately 67% of target having determined that in setting the Company’s strategic objectives to be carried out by the executive management team, he played a crucial role in the Company’s achievement of the financial and other results, guiding and positioning the Company for future success and completing the successful sale of the Company to Access. With respect to Mr. Cohen, the Compensation Committee set the amount of his bonus at 87% of target in recognition of his key contributions across all aspects of the business, including, without limitation, his responsibility for the North American and the UK recorded music business and leading the Company’s efforts to diversify revenues by entering into expanded-rights deals with recording artists. With respect to Mr. Strang, the Compensation Committee set the amount of his bonus at 100% of his full-year, non-pro-rated target in recognition of his strong transition into his new role as Chairman and CEO of Warner/Chappell, his efforts over the course of the fiscal year in transforming and refocusing the business and the performance of the music publishing business, including objective and subjective measures. With respect to Mr. Macri, the Compensation Committee set the amount of his bonus at 100% of target to reward his strong performance in the CFO role and his contributions to the sale process. The Compensation Committee noted that Mr. Macri led the completion of the implementation of the new SAP enterprise resource planning system and started the roll-out of the new U.S. royalty system during the year, was very involved in the Company’s cost-cutting efforts and led significant repatriation of cash back to the U.S. on a tax-free basis, in addition to his role in the sale process. Finally, with respect to Mr. Robinson, the Compensation Committee set the amount of his bonus at 100% of target after considering his individual performance in running the company-wide legal and business affairs function, continued improvements in digital and 360 deal making, management of legal spending and his contributions to the sale process. In connection with his resignation during fiscal year 2011, Mr. Fleisher’s fiscal year 2011 bonus was determined by the terms of his employment agreement with the Company. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below for further details.

The annual bonuses in fiscal year 2011 for the NEOs reflected the performance of the Company and each individual NEO during the fiscal year. During fiscal year 2011, despite the disruption of the sale process and the ongoing transition in the recorded music business, the Company was able to continue to advance its strategic objectives and essentially sustained margins over the fiscal year, with OIBDA margins remaining largely steady year over year at 12%, excluding expenses related to our acquisition by Access, despite declining revenue and ongoing severance charges. In making the bonus determinations for the NEOs, other qualitative factors taken into account included performance in internal and public financial reporting, budgeting and forecasting processes, compliance and infrastructure, investment and cost-savings initiatives. Non-financial factors considered also included, among other items, providing strategic leadership and direction for the Company, including corporate governance matters, managing the strategic direction of the Company, increasing operational efficiency, expanding our digital presence and communicating to investors, shareholders and other important constituencies.

Long-Term Equity Incentives

Before the Merger

The Compensation Committee was responsible for establishing and administering the Company’s equity compensation programs and for awarding equity compensation to the executive officers. Prior to the Merger, the sole forms of equity compensation awarded to or purchased by officers and employees were restricted stock and stock options. While the Company was still a public company, the Compensation Committee believed that restricted stock and stock options were an important part of overall compensation because they aligned the interests of officers and other employees with those of stockholders and created incentives to maximize long-term stockholder value.

The Compensation Committee determined the number of stock options or shares of restricted stock granted or sold to each executive officer based on the total amount of equity awards available under outstanding plans and the responsibility and overall compensation of each executive officer. In general, executive officers and other employees received an initial grant of equity in the form of restricted stock (either purchased or awarded) or stock options, usually at the time of their initial employment (or, for those employed at such time, in connection with the acquisition of the Company from Time Warner in 2004). On occasion, the Compensation Committee granted additional equity awards to recognize increased responsibilities or special contributions, to attract new hires to the Company, to retain executives or to recognize other special circumstances.

In fiscal year 2011, the Company made stock option awards to Messrs. Strang and Robinson in connection with these executives entering into new employment agreements. In determining the size of the awards, the Compensation Committee evaluated, among other things, their roles and responsibilities. In determining the size of the equity award to Mr. Robinson, the Compensation Committee also considered his performance with the Company and his contribution to achieving the Company’s goals and objectives. In addition, in fiscal year 2011, the Company made amendments to the restricted stock grants originally made to Messrs. Bronfman and Cohen in fiscal year 2008, resulting in incremental compensation expense being recognized by the Company in fiscal year 2011. The grants were originally made to Messrs. Bronfman and Mr. Cohen in fiscal year 2008 in connection with entering into new employment agreements. The Company did not make any equity grants to NEOs in fiscal year 2010. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below for a description of these equity grants.

After the Merger

Upon consummation of the Merger, all stock options held by our employees, including our NEOs, vested and were cashed out and existing restricted stock grants were vested and paid out at a per share price of $8.25 or forfeited upon the consummation of the Merger. Following the consummation of the Merger, our existing equity plan was terminated. The Compensation Committee continues to review all aspects of compensation, including long-term incentives, as it considers appropriate adjustments to reflect factors including but not limited to the Company’s privately held status and ownership by Access.

Tax Deductibility of Performance-Based Compensation and Other Tax Considerations

Where appropriate, and after taking into account various considerations, we structure our executive employment agreements and compensation programs to allow us to take a tax deduction for the full amount of the compensation we pay to our executives. Our Amended and Restated 2005 Omnibus Award Plan (the “Plan”) was designed to be compliant with the requirements of Section 162(m) of the Internal Revenue Code (“Section 162(m)”). Section 162(m), which generally places limits on the tax deductibility of executive compensation for publicly traded companies, disallows deductions for compensation in excess of $1,000,000 per year paid to the NEOs (other than the CFO), unless such compensation is performance-based, is approved by stockholders and meets other requirements. In order to maximize deductibility of future executive compensation under Section 162(m), while we were a public company our NEOs participated in the Plan.

Prior to the consummation of the Merger, the Company had implemented procedures intended to permit performance-based compensation to be deductible under Section 162(m). Under these procedures, at the outset of each fiscal year, the Compensation Committee established Section 162(m) performance targets that were used solely for setting a maximum amount of bonus for which our NEOs were eligible for Section 162(m) purposes at various target thresholds. For example, cash bonuses may have been conditioned on the achievement of a specified amount of budgeted OIBDA and/or net revenues. In November 2010, the Compensation Committee determined that the performance targets for fiscal year 2011 would relate to the achievement of specified levels of budgeted OIBDA and/or net revenues.

Following consummation of the Merger, we are a privately held company. As a result, we are no longer subject to Section 162(m).

Benefits

Our NEOs also receive health coverage, life insurance, disability benefits and other similar benefits in the same manner as our U.S. employees generally.

Deferred Compensation

We offer a tax-qualified 401(k) plan to our employees and in November 2010 we adopted a non-qualified deferred compensation plan which is available to those of our employees whose annual salary is at least $200,000. Both plans are available to the NEOs.

In accordance with the terms of the Company’s 401(k) plan, the Company matches, in cash, 50% of amounts contributed to that plan by each plan participant, up to 6% of eligible pay, up to a maximum of $245,000 of eligible pay or $16,500 in pre-tax deferrals ($22,000 in the case of participants age 50 or greater), whichever occurs first. The matching contributions made by the Company are initially subject to vesting, based on continued employment, with 25% scheduled to vest on each of the second through fifth anniversaries of the employee’s date of hire.

The non-qualified deferred compensation plan allows an employee with an annual salary of $200,000 or more to defer receipt of a portion of his or her annual bonus until a future date or dates elected by the employee. Amounts in a participant’s account will be indexed to one or more deemed investment funds chosen by each participant from a range of such alternatives available under the plan, which investment alternatives generally include the investment funds available under our 401 (k) plan. Each participant’s account will be adjusted to reflect the investment performance of the selected investment fund(s), including any appreciation or depreciation. We have established a “rabbi trust” (the assets of which will remain subject to the claims of our general creditors) for the purpose of assisting us in meeting our obligations under the deferred compensation plan. In the event of a change of control, we may cause such trust to be fully funded with amounts necessary to cover all accrued benefits under the deferred compensation plan through the date of such change of control. Prior to a change in control, the rabbi trust may or may not be funded by us. The deferred compensation plan provides an additional vehicle for employees to save for retirement on a tax-deferred basis. The deferred compensation plan does not provide preferential rates of return. Participants have only an unsecured contractual commitment by us to pay amounts owed under the plan.

No NEOs participated in the deferred compensation plan in fiscal year 2011.

Perquisites

We generally do not provide perquisites to our NEOs. See the Summary Compensation Table below for a summary of compensation received by our NEOs, including any perquisites received in fiscal year 2011.

Other Compensation Policies

Timing of Equity Grants Before the Merger

Before completion of the Merger, we did not have a plan or practice designed to time equity grants in coordination with the release of material non-public information. Pursuant to a policy adopted by our Compensation Committee in 2006 we only made grants on one day each month, on or about the 15th of each month. Therefore, grants were generally made as of the 15th of the first month following approval of any such grants by the Compensation Committee. Grants for newly hired executives, and, grants based upon entering into new or amended employment agreements with existing executives, were generally made on the first 15th of the month following the later of approval of such grants by the Compensation Committee and the execution of the employment agreement by both parties.

Hedges and Pledges of Stock Before the Merger

Before completion of the Merger, all hedges of the Company’s common stock by executive officers or employees of the Company were prohibited. In addition, pledges of our securities were prohibited unless the executive officer or employee first obtained approval in accordance with procedures set by the Compensation Committee from time to time.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on the review and discussions, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Form 10-K.

Members of the Compensation Committee

Lincoln Benet, Chair

Len Blavatnik

Thomas H. Lee

Jörg Mohaupt

Donald A. Wagner

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer, Chief Financial Officer, each of our three other most highly compensated executive officers who served in such capacities at September 30, 2011 and two additional individuals who would have been named executive officers but for the fact that the individuals were not serving as an executive officer at the end of fiscal year 2011, collectively known as our Named Executive Officers, or NEOs, for services rendered to us during the specified fiscal year.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Stock Awards ($)(2)		Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)		Total ($)
Edgar Bronfman, Jr. (4)	2011		$1,000,000		$2,000,000		$4,059,057		—	—	—		—		$7,059,057
Chairman of the Board and Former CEO	2010		$1,000,000		$4,000,000		—		—	—	—		—		$5,000,000
	2009		$1,000,000		$2,100,000		—		—	—	—		—		$3,100,000

Stephen Cooper (4)	2011		$217,742		—		—		—	—	—		—		$217,742
CEO

Steven Macri (5)	2011		$600,000		$600,000		—		—	—	—		$7,350		$1,207,350
Executive Vice President and Chief Financial Officer	2010 2009	$ $	600,000 600,000	$ $	800,000 480,000		— —		— —	— —	— —	$ $	7,350 7,350	$ $	1,407,350 1,087,350

Lyor Cohen	2011		$3,000,000		$2,175,000		$5,779,785		—	—	—		$1,620		$10,956,405
Chairman and CEO, Recorded Music	2010 2009	$ $	3,000,000 3,000,000	$ $	3,500,000 2,000,000		— —		— —	— —	— —		— —	$ $	6,500,000 5,000,000

Cameron Strang (6)	2011		$621,154		$850,000		—		$1,367,600	—	—		—		$2,838,754
Chairman and CEO, Warner/Chappell Music

Paul M. Robinson	2011		$600,000		$500,000		—		$1,156,620	—	—		$7,350		$2,263,970
Executive Vice President and General Counsel and Secretary	2010 2009	$ $	600,000 600,000	$ $	500,000 390,000		— —		— —	— —	— —	$ $	7,350 7,350	$ $	1,107,350 997,350

Michael D. Fleisher (7)	2011		$561,635		$2,533,333		—		—	—	—		$2,032,885		$5,127,853
Former Vice Chairman, Strategy & Operations	2010 2009	$ $	825,000 825,000	$ $	1,100,000 900,000	$	— 378,296	$	— 531,000	— —	— —	$	— 485,632	$ $	1,925,000 3,119,928

(1)	Represents cash bonus amounts in respect of fiscal year 2011, 2010 and 2009 performance [expected to be paid in December 2011 or January 2012 with respect to fiscal year 2011] and paid in December 2010 and December 2009, respectively, with respect to fiscal year 2010 and 2009.

(2)	For Messrs. Strang, Robinson and Fleisher, reflects the aggregate grant date fair value of awards made in fiscal year 2011 and 2009 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, without taking into account estimated forfeitures. The assumptions used in calculating the grant date fair values are disclosed in Note 15, Stock-Based Compensation Plans, to our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended September 30, 2011. Amounts reported in the “Stock Awards” column for Messrs. Bronfman and Cohen in fiscal year 2011 represent the incremental change in the grant date fair value related to amendments entered into in fiscal year 2011 related to their respective restricted stock award agreements previously entered into with the Company on March 15, 2008 and are based upon the probable outcome of performance conditions with respect to their respective performance-based restricted stock awards.
(3)	For Messrs. Macri and Robinson all other compensation in fiscal year 2011 also includes $7,350 of 401(k) matching contributions. For Mr. Cohen, all other compensation in fiscal year 2011 also includes a parking allowance of $1,620. For Mr. Fleisher, all other compensation in fiscal year 2011 also a vacation payout at the time of his termination of employment of $107,885 and $1,925,000 representing amounts paid or accrued related to the termination of his employment with the Company. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below.
(4)	On August 18, 2011, Mr. Bronfman. was appointed Chairman of the Board of the Company in order to focus on strategy and growth opportunities and, in connection with that move, he resigned from his positions as Chief Executive Officer and President of the Company. Mr. Cooper, the Company’s Chairman of the Board prior to August 18, 2011, was appointed to replace him as Chief Executive Officer and President. In connection with this change in roles, Mr. Cooper stepped down as Chairman of the Board of the Company. When Mr. Bronfman resigned as CEO of the Company, his employment agreement terminated. Subsequently, the Compensation Committee ratified and approved an annual retainer of $1,000,000 for Mr. Bronfman for serving as Chairman of the Board. Base salary above for Mr. Bronfman, represents a pro-rated portion of his full year of base salary at $1,000,000 based upon the time he was employed during fiscal year 2011 from October 1, 2010 to August 18, 2011. Mr. Bronfman’s salary also includes the retainer he received in fiscal year 2011 for serving as Chairman of the Board following his resignation as CEO of the Company. See “Directors Compensation” below for a summary of Mr. Bronfman’s earnings as Chairman of the Board. Access has a consulting agreement in respect of Mr. Cooper pursuant to which he receives $150,000 a month in connection with his role as CEO of the Company. The Company reimburses Access for these amounts pursuant to the Management Agreement. The Company does not have any other employment agreement or arrangement with Mr. Cooper. Base salary above represents a pro-rated amount under this arrangement based on Mr. Cooper’s start date of August 18, 2011.
(5)	On November 10, 2011, the Company announced that Brian Roberts would be promoted to the position of WMG’s Executive Vice President and Chief Financial Officer, effective no later than January 1, 2012. Mr. Roberts will succeed Mr. Macri in this role. Mr. Macri, who has served the Company as its Executive Vice President and CFO since 2008, has decided to leave the Company but agreed to remain with the Company until up to December 31, 2011 in order to ensure a smooth transition. Mr. Roberts will be appointed CFO effective December 9, 2011. Mr. Macri will remain as a consultant to the Company through December 31, 2011.
(6)	Mr. Strang was appointed CEO of Warner/Chappell effective January 1, 2011 and assumed the additional role of Chairman of Warner/Chappell as of July 1, 2011. Base salary above represents amounts earned following the commencement of Mr. Strang’s employment with the Company on January 1, 2011.
(7)	Mr. Fleisher resigned all employment and directorships with the Company and its affiliates effective as of May 31, 2011. In connection with his resignation, Mr. Fleisher received severance of $1,925,000 plus a corporate bonus of $1,100,000 pro-rated by the number of days of fiscal year 2011 worked. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below. Mr. Fleisher also received a $1,800,000 “success” bonus in connection with the sale of the Company to Access in July 2011.

Grant of Plan-Based Awards in Fiscal Year 2011

The following table provides supplemental information relating to grants of plan-based awards to NEOs during fiscal year 2011. The grants set forth below were made in connection with the signing of new employment agreements with Mr. Strang and Mr. Robinson. No equity grants were made in recognition of fiscal year 2011 performance. All of our stock option grants have an exercise price equal to the closing price of our common stock on the date of grant. In accordance with the Company’s policies described above under “Other Compensation Policies—Timing of Equity Grants,” prior to the consummation of the Merger, grants were generally made as of the 15th of the first month following approval of any such grants by the Compensation Committee. For grants based upon entering into new or amended employment agreements with existing executives, grants were generally made on the first 15th of the month following the later of approval of such grants by the Compensation Committee and the execution of the employment agreement by both parties.

Name	Grant Date	Date of Committee Action, if Different from Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (1)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Edgar Bronfman, Jr. (2)	—	—	—	—	—	—	—	—	—	—	—	—
Stephen Cooper	—	—	—	—	—	—	—	—	—	—	—	—
Steven Macri	—	—	—	—	—	—	—	—	—	—	—	—
Lyor Cohen (2)	—	—	—	—	—	—	—	—	—	—	—	—
Cameron Strang	1/15/11	12/21/10	—	—	—	—	—	—	—	400,000	5.19	$1,367,600
Paul Robinson	2/15/11	1/27/11	—	—	—	—	—	—	—	300,000	5.88	$1,156,620
Michael Fleisher	—	—	—	—	—	—	—	—	—	—	—	—

(1)	Grant date fair value assumptions are disclosed in Note 15, Stock-Based Compensation Plans, to our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended September 30, 2011. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below for a description of the terms of the above equity grants.
(2)	The Company made amendments to the restricted stock grants originally made to Messrs. Bronfman and Cohen in fiscal year 2008, resulting in incremental compensation expense being recognized by the Company in fiscal year 2011. The restricted stock grants had an original grant date of March 15, 2008. They were modified as of January 18, 2011. The incremental change in the grant date fair value as a result of the modifications was $4,059,057 and $5,779,785, respectively, for Mr. Bronfman and Mr. Cohen. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” below for a description of the equity grants.

Summary of NEO Employment Agreements and Certain Equity Arrangements

This section describes employment arrangements in effect for our NEOs during fiscal year 2011. In addition, the terms with respect to grants of restricted common stock and stock options granted or modified during fiscal year 2011 are described below for each of our NEOs. These descriptions all relate to grants outstanding before the Merger. Upon consummation of the Merger, all stock options held by our employees, including our NEOs, vested and were cashed out and existing restricted stock grants were vested and paid out at a per share price of $8.25 or forfeited upon consummation of the Merger. See “Option Exercises and Stock Vested in Fiscal Year 2011” below for a summary of the cash proceed received during fiscal year 2011 at the completion of the Merger (and in connection with other option exercises and vesting of restricted stock). Potential payments under the severance agreements and arrangements described below are provided in the section entitled “Potential Payments upon Termination or Change-In-Control.” In addition, for a summary of the meanings of “cause” and “good reason” as discussed below, see “Termination for “Cause” ” and “Resignation for “Good Reason” or without “Good Reason” ” below.

Employment Arrangements with Stephen Cooper

As noted above, Access has a consulting agreement in respect of Mr. Cooper pursuant to which he receives $150,000 a month plus reimbursement of related expenses in connection with his role as CEO of the Company. The Company reimburses Access for these amounts pursuant to the Management Agreement. The Company does not have any other employment agreement or arrangement with Mr. Cooper.

Employment Agreement with Edgar Bronfman, Jr.

On March 14, 2008, the employment agreement with Edgar Bronfman, Jr., who was as the time the Chairman of the Board and CEO of the Company, was amended and restated effective March 15, 2008. The amended and restated employment agreement, among other things, included the following:

(1)	the term of Mr. Bronfman’s employment agreement was extended until March 15, 2013 and would be automatically extended for successive one-year terms unless either party gives written notice of non-renewal no less than 90 days prior to the annual March 15 expiration date (commencing with March 15, 2013), in which case the agreement would end on the March 15 immediately following the receipt of the notice;

(2)	an annual base salary of at least $1,000,000, subject to discretionary increases from time to time by the Board of Directors or Compensation Committee, which was unchanged from his prior agreement;

(3)	a target bonus of 300% of base salary, with a minimum of 0% and a maximum of 600% of base salary, which was also unchanged from his prior agreement; and

(4)	revisions intended to comply with the requirements of Section 409A of the Internal Revenue Code.

The employment agreement, as amended and restated, also contained standard covenants relating to confidentiality and assignment of intellectual property rights and one year post-employment non-solicitation and non-competition covenants consistent with the prior agreement.

On July 20, 2011, following completion of the Merger, Mr. Bronfman ceased to be Chairman of the Board and Mr. Cooper was appointed Chairman of the Board. Mr. Bronfman remained the Company’s CEO. On August 18, 2011, Mr. Bronfman was appointed Chairman of the Board and resigned as CEO of the Company and his employment agreement terminated. Subsequently, the Compensation Committee ratified and approved an annual retainer of $1,000,000 for Mr. Bronfman for serving as Chairman of the Board. Mr. Bronfman has informed the Board of Directors that due to other commitments he intends to step down as Chairman, effective January 31, 2012. Subsequent to January 31, 2012, Mr. Bronfman will remain a director of the Company. Following his resignation as Chairman of the Board, Mr. Bronfman will not receive any compensation for service on the Board of Directors or Board committees.

Modification During Fiscal Year 2011 of Certain Fiscal Year 2008 Equity Grants

Mr. Bronfman received a grant of 2,750,000 performance-based restricted shares of the Company’s common stock pursuant to a restricted stock award agreement in fiscal year 2008. The shares of restricted stock generally vested based on a double trigger that included achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates). The time vesting criteria for the restricted shares were the same as for the stock options—20% a year over five years. The original performance vesting criteria for the restricted shares were as follows:

•	650,000 shares, upon the Company achieving an average closing stock price of at least $10.00 per share over 60 consecutive trading days;

•	650,000 shares, upon the Company achieving an average closing stock price of at least $13.00 per share over 60 consecutive trading days;

•	650,000 shares, upon the Company achieving an average closing stock price of at least $17.00 per share over 60 consecutive trading days; and

•	800,000 shares, upon the Company achieving an average closing stock price of at least $20.00 per share over 60 consecutive trading days.

The stock option agreement and restricted stock award agreement each provided for up to 12 months’ additional vesting in the case of a termination of employment due to “disability,” as defined in the agreements, or death. Additionally, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason,” each as defined in the agreements (or, under certain limited circumstances as further described in the stock option agreement and restricted stock award agreement, any termination of employment other than for “cause”), that occurred on or after, or in anticipation of, a “change in control” of the Company as defined in the Plan, the stock option agreement provided for the options to become fully vested and exercisable and the restricted stock award agreement provided for the time vesting condition attributable to the restricted shares to be deemed fully satisfied. Additionally, if the “fair market value” of the Company’s common stock as defined in the Plan as of the date of any “change in control” (or, if greater, the per share consideration paid in connection with such “change in control”) exceeded the per share dollar threshold amount of any of the performance conditions described above for the restricted shares (without regard to the number of consecutive trading days for which the average closing price was achieved), then such performance condition would be deemed to have been achieved as of the date of such “change in control,” to the extent not previously achieved.

The Company determined in fiscal year 2011 to modify the performance vesting criteria applicable to the restricted stock awards granted in fiscal year 2008 to Mr. Bronfman. In connection with that determination, the Compensation Committee considered, among other things, that the Company’s current stock price was significantly below the original performance vesting stock price hurdles applicable to Mr. Bronfman’s fiscal year 2008 restricted stock award. Therefore, in order to better motivate, retain and reward Mr. Bronfman, the Compensation Committee, in accordance with the terms of the Plan, approved, in January 2011, among the other changes discussed below, modifications to his fiscal year 2008 restricted stock award revising the performance vesting criteria to lower the per-share price hurdles and to adjust the percentage of shares subject to each price hurdle.

With respect to the 2,750,000 shares of restricted stock granted to Mr. Bronfman in fiscal year 2008, all the shares continued to generally vest based on a double trigger that included achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates).

After the modifications adopted by the Compensation Committee, the performance vesting criteria for Mr. Bronfman’s 2,750,000 shares of restricted stock were revised as follows:

•	825,000 shares, vesting upon the Company achieving an average closing stock price of at least $7.00 per share over 60 consecutive trading days;

•	825,000 shares, vesting upon the Company achieving an average closing stock price of at least $8.00 per share over 60 consecutive trading days;

•	550,000 shares, vesting upon the Company achieving an average closing stock price of at least $9.00 per share over 60 consecutive trading days; and

•	550,000 shares, vesting upon the Company achieving an average closing stock price of at least $10.00 per share over 60 consecutive trading days.

Mr. Bronfman’s restricted stock award agreement was also modified to clarify that the performance criteria would be equitably adjusted by the Compensation Committee in the event of any future stock or extraordinary cash dividend or other recapitalization transaction with respect to the Company’s common stock. In the case of an extraordinary cash dividend, the price hurdles described above would be adjusted to reflect a reduction equal to the per share amount of any such extraordinary dividend.

The time vesting criteria remained the same as applicable since the original grant date—20% a year for five years. At the time of completion of the Merger, the time vesting criteria for all of the restricted shares and options were achieved and the performance criteria for 60% of the restricted shares were achieved based on the consideration in the Merger. Mr. Bronfman agreed to forfeit certain of the restricted shares that would have vested in fiscal year 2011 as described below under “Modification of Restricted Stock Award Agreement.” As a result, during fiscal year 2011, in connection with the consummation of the Merger, 1,407,412 shares of restricted stock vested and were paid out at a per share price of $8.25 and 1,342,588 shares were forfeited.

Modification of Restricted Stock Award Agreement

On July 19, 2011, the Company entered into an agreement with Mr. Bronfman (the “Modification Agreement”) under which Mr. Bronfman agreed to forfeit, effective prior to the closing of the Merger, a portion of his restricted shares that would otherwise have vested as of the closing to the extent necessary to reduce the total payments he would have otherwise been entitled to receive in connection with or contingent upon the Merger so as to avoid the application of the nondeduction rule of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and the excise tax imposed under Section 4999 of the Code, to the Company and Mr. Bronfman, respectively. Restricted shares with a value of approximately $2 million were forfeited as a result of the agreement. In connection with the consummation of the Merger, Mr. Bronfman forfeited 242,588 shares of restricted stock from his 2008 equity grant pursuant to the Modification Agreement.

French Legal Proceedings

In June 2010, Mr. Bronfman was part of a trial in the Trial Court in Paris involving six other individuals, including the former CEO, CFO, and COO of Vivendi Universal. The other individuals faced various criminal charges and civil claims relating to Vivendi, including Vivendi’s financial disclosures, the appropriateness of executive compensation, and trading in Vivendi stock. Mr. Bronfman was formerly the Vice Chairman of Vivendi and faced a charge and claims relating to certain trading in Vivendi stock in January 2002. At the trial, the public prosecutor and the lead civil claimant both took the position that Mr. Bronfman should be acquitted. On January 21, 2011, the court found Mr. Bronfman guilty of the charge relating to his trading in Vivendi stock, found him not liable to the civil claimants, and imposed a fine of 5 million euros and a suspended sentence of 15 months. Mr. Bronfman has appealed the judgment and believes that his trading in Vivendi stock was proper. The civil claimants have filed an appeal as to their civil claims. Under French law, the penalty is suspended pending the final outcome of the case.

Employment Agreement with Steven Macri

During fiscal year 2011, Mr. Macri was employed pursuant to an employment agreement dated as of July 21, 2008. The employment agreement, among other things, included the following:

(1)	the term of Mr. Macri’s employment agreement was to end on December 31, 2012; and

(2)	a base salary of $600,000 and a target bonus of $600,000.

The employment agreement also provided that in the event we were to terminate Mr. Macri’s employment for any reason other than for “cause” or if Mr. Macri were to terminate his employment for “good reason,” each as defined in the agreement, Mr. Macri would be entitled to severance benefits equal to $1,200,000 plus a pro-rated target bonus and continued participation in the Company’s group health and life insurance plans for up to one year after termination.

The employment agreement also contained standard covenants relating to confidentiality and a one-year post-employment non-solicitation covenant.

Separation Agreement

On November 10, 2011, the Company and Mr. Macri entered into a Separation Agreement and Release (the “Separation Agreement”). The Separation Agreement provides that Mr. Macri’s employment with the Company will end on December 31, 2011 and that he shall remain in his position up to December 31, 2011 or such earlier date as the Company may designate. The Separation Agreement also provides Mr. Macri with severance payments in the form of salary continuation and benefits generally consistent with those he would have been entitled to for a termination without cause as defined in his employment agreement dated July 21, 2008, as amended. Subject to a release of claims against the Company and its affiliates and his adherence to certain confidentiality and non-solicitation covenants, Mr. Macri shall be entitled to a cash severance payment equal to the sum of (i) $1,200,000 and (ii) a prorated portion of his $600,000 target bonus with respect to the portion of the 2012 fiscal year for which he is employed by the Company. Such payments will be made by the Company in accordance with its regular payroll practices by means of equal periodic payments at such times as the Company makes payroll payments to employees generally during the one-year period immediately following the date on which Mr. Macri’s employment terminates (less required withholding). The Separation Agreement also provides that Mr. Macri will receive a bonus of $600,000 with respect to the 2011 fiscal year.

Additionally, under the terms of the Separation Agreement, Mr. Macri shall be eligible to receive (i) continued participation in the Company’s group health plans until the earlier of the last day he is entitled to receive salary continuation severance payments as described above or the date he becomes eligible for another medical insurance plan (the value of continued benefit participation is estimated to be approximately $50,000 a year), (ii) continued participation in the Company’s basic life insurance plan through the last day he is entitled to receive salary continuation payments as described above as if he were a full-time employee of the Company and (iii) payment for any accrued and unused vacation time through the date his employment with the Company terminates.

Mr. Roberts will be appointed CFO effective December 9, 2011. Mr. Macri will remain as a consultant to the Company through December 31, 2011 and shall continue to be paid at his current salary through such date.

Employment Agreement with Lyor Cohen

On March 14, 2008, the employment agreement with Lyor Cohen was amended and restated effective March 15, 2008. The amended and restated employment agreement, among other things, includes the following:

(1)	the term of Mr. Cohen’s employment agreement was extended until March 15, 2013 and will be automatically extended for successive one-year terms unless either party gives written notice of non-renewal no less than 90 days prior to the annual March 15 expiration date (commencing with March 15, 2013), in which case the agreement shall end on the March 15 immediately following the receipt of such notice;

(2)	an annual base salary of $3.0 million, subject to discretionary increases from time to time by the Board of Directors or Compensation Committee;

(3)	a target bonus of $2.5 million, with a minimum of $1.5 million and a maximum of $5.0 million; and

(4)	revisions intended to comply with the requirements of Section 409A of the Internal Revenue Code.

In the event we terminate Mr. Cohen’s employment for any reason other than for “cause” or if Mr. Cohen terminates his employment for “good reason,” each as defined in the agreement, Mr. Cohen will be entitled to severance benefits equal to: (1) two years of his then-current base salary and one year of his target bonus, (2) a pro-rated annual bonus and (3) continued participation in the Company’s group health and life insurance plans for up to one year after termination; provided, however, that if the termination event giving rise to payment of the severance benefits is a termination by Mr. Cohen for “good reason” solely due to an adverse change to the executive’s reporting lines such that the executive no longer reports to the Company’s CEO, then the payments set forth in (1) above will be limited to $4.0 million. Mr. Cohen may terminate his employment with or without “good reason.”

The employment agreement, as amended and restated, also contains standard covenants relating to confidentiality and assignment of intellectual property rights and six-month post-employment non-solicitation covenants.

Modification During Fiscal Year 2011 of Certain Fiscal 2008 Equity Grants

Mr. Cohen received a grant of 1,750,000 performance-based restricted shares of the Company’s common stock pursuant to a restricted stock award agreement in fiscal year 2008. The shares of restricted stock generally vested based on a double trigger that included achievement of both service and performance criteria (each, subject to continued employment through the applicable vesting dates). The time vesting criteria for the restricted shares were the same as for the stock options—20% a year over five years. The original performance vesting criteria for the restricted shares were as follows:

•	413,666 shares, upon the Company achieving an average closing stock price of at least $10.00 per share over 60 consecutive trading days;

•	413,667 shares, upon the Company achieving an average closing stock price of at least $13.00 per share over 60 consecutive trading days;

•	413,667 shares, upon the Company achieving an average closing stock price of at least $17.00 per share over 60 consecutive trading days; and

•	509,000 shares, upon the Company achieving an average closing stock price of at least $20.00 per share over 60 consecutive trading days.

The stock option agreement and restricted stock award agreement each provided for up to 12 months’ additional vesting in the case of a termination of employment due to “disability,” as defined in the agreements, or death. Additionally, in the event of an involuntary termination of employment without “cause” or a voluntary termination for “good reason,” each as defined in the agreements, that occurred on or after, or in anticipation of, a “change in control” of the Company as defined in the Plan, the stock option agreement provided for the options to become fully vested and exercisable and the restricted stock award agreement provided for the time vesting condition attributable to the restricted shares to be deemed fully satisfied. Additionally, if the “fair market value” of the common stock as defined in the Plan as of the date of any “change in control” (or, if greater, the per share consideration paid in connection with such “change in control”) exceeded the per share dollar threshold amount of any of the performance conditions described above for the restricted shares (without regard to the number of consecutive trading days for which the average closing price was achieved), then such performance condition was deemed to have been achieved as of the date of such “change in control,” to the extent not previously achieved.

The Company determined in fiscal year 2011 to modify the performance vesting criteria applicable to the restricted stock awards granted in fiscal year 2008 to Mr. Cohen. In connection with that determination, the Compensation Committee considered, among other things, that the Company’s current stock price was significantly below the original performance vesting stock price hurdles applicable to Mr. Cohen’s fiscal year 2008 restricted stock award. Therefore, in order to better motivate, retain and reward Mr. Cohen, the Compensation Committee, in accordance with the terms of the Plan, approved, in January 2011, among the other changes discussed below, modifications to his fiscal year 2008 restricted stock award revising the performance vesting criteria to lower the per-share price hurdles and to adjust the percentage of shares subject to each price hurdle. In addition, the Compensation Committee determined to remove the performance vesting criteria for a portion of Mr. Cohen’s 2008 restricted stock awards.

Prior to the modifications adopted by the Compensation Committee, the performance vesting criteria applied to all 1,750,000 shares of restricted stock granted to Mr. Cohen in fiscal year 2008. After the modifications adopted by the Compensation Committee, the performance vesting criteria applied only to 250,000 of Mr. Cohen’s 1,750,000 shares of restricted stock and such performance criteria were revised as follows:

•	125,000 shares, vesting upon the Company achieving an average closing stock price of at least $7.00 per share over 60 consecutive trading days; and

•	125,000 shares, vesting upon the Company achieving an average closing stock price of at least $8.00 per share over 60 consecutive trading days.

Mr. Cohen’s restricted stock award agreement was also modified to clarify that the performance criteria would be equitably adjusted by the Compensation Committee in the event of any future stock or extraordinary cash dividend or other recapitalization transaction with respect to the Company’s common stock. In the case of an extraordinary cash dividend, the price hurdles described above would be adjusted to reflect a reduction equal to the per share amount of any such extraordinary dividend.

In connection with the consummation of the Merger, 1,000,000 of Mr. Cohen’s shares of restricted stock that had not already vested during fiscal year 2011 vested and all 1,750,000 shares were paid out at a per share price of $8.25 per share. The remaining 750,000 shares previously vested in connection with the amendment of Mr. Cohen’s 2008 restricted stock agreement.

Employment Agreement with Cameron Strang

Mr. Strang entered into an employment agreement dated as of December 29, 2010. The employment agreement, among other things, includes the following:

(1)	the term of Mr. Strang’s employment agreement ends December 31, 2014;

(2)	an annual base salary of $850,000; and

(3)	a target bonus with respect to the 2011 fiscal year of $637,500 (which reflects a target of $850,000 prorated by the portion of 2011 fiscal year during which Mr. Strang was employed by Company) and with respect to each fiscal year thereafter a target bonus of $850,000.

The employment agreement also provided for the grant of 400,000 options to Mr. Strang as described below under “Fiscal Year 2011 Equity Grants.” Mr. Strang was named the CEO of Warner/Chappell effective January 1, 2011 and additionally became the Chairman of Warner/Chappell on July 1, 2011.

In the event we terminate his employment for any reason other than for “cause” or if Mr. Strang terminates his employment for “good reason,” each as defined in the agreement, Mr. Strang will be entitled to severance benefits equal to $1,700,000 plus continued participation in the Company’s group health and life insurance plans for up to one year after termination. The Company will also consider granting a pro-rated target bonus with respect to the partial fiscal year in which his employment is terminated.

The employment agreement also contains standard covenants relating to confidentiality and a one-year post-employment non-solicitation covenant.

Fiscal Year 2011 Equity Grant

Pursuant to the terms of Mr. Strang’s employment agreement, he received an award of 400,000 stock options of the Company. The option grant was made under the Plan. Pursuant to the Company’s policy, the options were granted on January 15, 2011, the first 15th of the month following approval of the grant by the Compensation Committee and execution of the employment agreement, and the exercise price of the options was $5.19 per share, which was the closing price on January 15, 2011. The options generally vested 25% a year over four years (subject to continued employment) and had a term of 10 years.

All of Mr. Strang’s options were cashed out in connection with the Merger.

Employment Agreement with Paul M. Robinson

Mr. Robinson entered into a new employment agreement dated as of February 11, 2011. The term of the new employment agreement began on October 1, 2011. The employment agreement, among other things, includes the following:

(1)	the term of Mr. Robinson’s new employment agreement ends on September 30, 2015; and

(2)	Mr. Robinson’s base salary is $625,000 from October 1, 2011 to September 30, 2013 and $650,000 from October 1, 2013 to September 30, 2015 and his target bonus beginning October 1, 2011 is $550,000.

Under the terms of his old employment agreement, Mr. Robinson’s base salary was $600,000 and his target bonus was $500,000 for fiscal year 2011. The new employment agreement also provided for the grant of 300,000 options to Mr. Robinson as described below under “Fiscal Year 2011 Equity Grant.”

In the event we terminate his employment for any reason other than for “cause” or if Mr. Robinson terminates his employment for “good reason,” each as defined in the agreement, Mr. Robinson will be entitled to severance benefits equal to $1,050,000 plus a discretionary pro-rated target bonus (which shall not be less than $440,000 pro-rated for the number of days during which services were rendered in such fiscal year) and continued participation in the Company’s group health and life insurance plans for up to one year after termination.

The employment agreement also contains standard covenants relating to confidentiality and a one-year post-employment non-solicitation covenant.

Fiscal Year 2011 Equity Grant

Pursuant to the terms of Mr. Robinson’s new employment agreement, he received an award of 300,000 stock options of the Company. The option grant was made under the Plan. Pursuant to the Company’s policy, the options were granted on February 15, 2011, the first 15th of the month following approval of the grant by the Compensation Committee and execution of the employment agreement, and the exercise price of the options was $5.88 per share, which was the closing price on February 15, 2011. The options generally vested 25% a year over four years (subject to continued employment) and had a term of 10 years.

All of Mr. Robinson’s options were cashed out in connection with the Merger.

Employment Agreement with Michael D. Fleisher

During fiscal year 2011, Mr. Fleisher was employed pursuant to an employment agreement effective as of September 16, 2008. The employment agreement, among other things, included the following:

(1)	a term of employment through December 31, 2013;

(2)	an annual base salary of $825,000; and

(3)	commencing in the Company’s 2009 fiscal year, a target bonus of $1,100,000 consisting of (a) an annual “corporate bonus” to be determined in the discretion of the Company, with a target of $800,000 (which would be determined based on the performance of the Company and Mr. Fleisher) and (b) an annual “projects bonus” to be determined in the discretion of the Company, with a target of $300,000 (which would be determined based on Mr. Fleisher’s performance with respect to any special projects and/or transformational initiatives that had been assigned to him by the CEO).

Under that employment agreement, in the event we terminated Mr. Fleisher’s employment for any reason other than for “cause” or if Mr. Fleisher terminated his employment for “good reason,” each as defined in the agreement, Mr. Fleisher would have been entitled to severance benefits equal to $1,925,000 plus a pro rata portion of Mr. Fleisher’s target bonus of $1,100,000 with respect to the year of termination and continued

participation in the Company’s group health and life insurance plans for up to one year after termination. Mr. Fleisher was able to terminate his employment agreement with or without “good reason,” and in the case of termination due to death or “disability,” as defined in the agreement, Mr. Fleisher would have been entitled to severance benefits equal to his annual base salary of $825,000 for an additional twelve-month period, a pro rata portion of his target bonus of $1,100,000 with respect to the year of termination and those death or disability benefits to which Mr. Fleisher would have been entitled to under any benefit plans, policies or arrangements of the Company.

The employment agreement also contained standard covenants relating to confidentiality, assignment of intellectual property rights and six-month post-employment non-solicitation covenants consistent with his prior agreement.

Mr. Fleisher’s employment agreement was amended on May 9, 2011, in several respects as follows:

First, upon Mr. Fleisher’s resignation for any reason or earlier termination of employment by the Company without “cause” (as defined in the employment agreement), he would receive the same severance benefit set forth in his employment agreement otherwise payable upon a termination of his employment by the Company without “cause” or by him for “good reason” (as such terms are defined in the employment agreement), except that the portion of the severance consisting of his prorated “Corporate Bonus” would be computed by multiplying his current target bonus of $1.1 million by the proportionate length of his employment during the current fiscal year.

Second, Mr. Fleisher’s resignation for any reason or earlier termination by the Company without “cause” would be deemed to have the same treatment as a termination of employment for “good reason” in anticipation of a “change in control” (within the meaning of the Plan) for purposes of his outstanding equity awards; and, notwithstanding any provision of the Stock Option Agreement between Mr. Fleisher and the Company dated as of November 15, 2008 to the contrary, as of his resignation (or earlier termination of employment by the Company without cause) his then outstanding options would be the “Vested Option” (as defined in such agreement) and would remain exercisable until the earlier of (i) the last day of the “Option Period” (as defined in such agreement) and (ii) the first anniversary of his resignation or earlier termination of his employment by the Company without “cause,” subject to earlier termination upon the occurrence of a transaction or event pursuant to which options for Company employees were generally being cancelled. In addition, the portion of his then outstanding restricted stock award subject to performance-based vesting would be forfeited and cancelled as of the effective date of such resignation or earlier termination by the Company without cause.

Third, Mr. Fleisher was awarded a Success Bonus of $1.8 million to be paid on or before May 16, 2011. In addition, if the transaction contemplated by the Merger Agreement was modified and consummated (or an alternative transaction was consummated) in a way that valued the common stock of the Company at or above $10.00 per share, he would be paid an additional Success Bonus of $200,000; or if in a way that valued such common stock at or above $9.00 per share but less than $10.00 per share, he would be paid $100,000; provided, that any such payment would be made only if the relevant transaction was consummated on or before May 6, 2012, and any payment due would be made promptly following consummation of the relevant transaction.

The amendment prohibits Mr. Fleisher from engaging in competitive employment activities for a period of two years following his cessation of employment.

If any amounts otherwise payable to Mr. Fleisher were expected to become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (the so-called “golden parachute” penalty tax), payments would be cut back to a level expected to avoid imposition of that tax on him, but only if the cutback would result in his retaining on an after-tax basis a greater amount than if the cutback had not been so imposed.

Mr. Fleisher resigned all employment and directorships with the Company and its affiliates effective as of May 31, 2011. In connection with his resignation, all of his options vested and were subsequently exercised by Mr. Fleisher in fiscal year 2011. All of his shares of restricted stock that were unvested at the time of his resignation were forfeited.

Outstanding Equity Awards at 2011 Fiscal Year-End

Upon consummation of the Merger, all stock options held by our employees, including our NEOs, vested and were cashed out and existing restricted stock grants were vested and paid out at a per share price of $8.25 or forfeited upon consummation of the Merger. As a result, there were no outstanding awards made to our Named Executive Officers as of our most recent fiscal year-end, September 30, 2011.

Option Exercises and Stock Vested in Fiscal Year 2011

The following table provides information regarding the amounts received by our Named Executive Officers upon exercise of options or similar instruments or the vesting of stock or similar instruments during our most recent fiscal year ended September 30, 2011.

	Option Awards (1)		Stock Awards (1)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Edgar Bronfman, Jr.	2,750,000	$8,140,000	1,407,412	$11,611,149
Stephen Cooper	—	—	—	—
Steven Macri	186,101	$141,953	—	—
Lyor Cohen	1,500,000	$4,440,000	1,750,000	$14,437,500
Cameron Strang	400,000	$1,224,000	—	—
Paul M. Robinson	328,467	$769,357	—	—
Michael D. Fleisher (2)	472,500	$2,503,198	—	—

(1)	Immediately prior to the effective time of the Merger, each stock option issued under the Company’s equity compensation plans or programs, whether or not then exercisable or vested, was cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of $8.25 over the per share exercise price of the applicable stock option and (ii) the aggregate number of shares of common stock that may be acquired upon exercise of such stock option immediately prior to the effective time of the Merger. Further, each restricted share of common stock granted under the Company’s equity compensation plans or programs became either vested (to the extent not already vested) or forfeited as of the effective time of the Merger, determined based on the per share price of $8.25 in the Merger and after giving effect to the Board’s authorization to accelerate vesting of the service conditions applicable to restricted stock outstanding immediately prior to the consummation of the Merger, and each vested restricted share of common stock was converted into the right to receive an amount in cash equal to $8.25. In addition, as a result of the amendments to his 2008 restricted stock agreement described above, 750,000 shares from Mr. Cohen’s 2008 restricted stock grant vested during fiscal year 2011 prior to completion of the Merger and were also converted into the right to receive an amount in cash equal to $8.25 per share. Amounts in the table for Messrs. Bronfman, Macri, Cohen, Strang and Robinson, reflect the aggregate proceeds received by the NEOs when their options were cashed out and they were paid for restricted shares that vested during fiscal year 2011 upon completion of the Merger.
(2)	Exercised 337,568 options on June 2, 2011 with an exercise price of $2.77 per share and sold the underlying shares at a weighted average sale price of $8.1906 per share, exercised 112,432 options on June 3, 2011 with an exercise price of $2.77 per share and sold the underlying shares at a weighted average sale price of $8.1807 per share and exercised 22,500 options on June 3, 2011 with an exercise price of $5.29 per share and sold the underlying shares at a weighted average sale price of $8.1807 per share.

Potential Payments upon Termination or Change-In-Control

We have entered into employment agreements that, by their terms, will require us to provide compensation and other benefits to our NEOs if their employment terminates or they resign under specified circumstances or upon a change in control. Following the consummation of the Merger, our NEOs have no outstanding equity agreements with the Company.

The following discussion summarizes the potential payments upon a termination of employment in various circumstances. The amounts discussed apply the assumptions that employment terminated on September 30, 2011 and the NEO does not become employed by a new employer or return to work for the Company. The discussion that follows only specifically addresses Messrs. Macri, Cohen, Strang and Robinson. Mr. Bronfman and Mr. Fleisher were no longer employees of the Company at September 30, 2011 and, thus, not entitled to any potential payments upon termination or change in control as of September 30, 2011. In addition, as the Company does not have any employment agreement with Mr. Cooper, he would, likewise, not be entitled to any potential payments upon termination or change in control as of September 30, 2011. In the tables presented below, estimated benefits for these individuals are noted as zero. See “Summary of NEO Employment Agreements and Certain Equity Arrangements” above for a description of their respective agreements.

Estimated Benefits upon Termination for “Cause” or Resignation Without “Good Reason”

In the event an NEO is terminated for “cause,” or resigns without “good reason” as such terms are defined below, the NEO is only eligible to receive compensation and benefits accrued through the date of termination. Therefore, no amounts other than accrued amounts would be payable to Messrs. Macri, Cohen, Strang and Robinson in this instance pursuant to their employment agreements. As noted, Mr. Bronfman and Mr. Fleisher are no longer employees of the Company and, therefore, are not eligible for any benefits in these circumstances. Mr. Cooper does not have an employment agreement directly with the Company and, therefore, he is also not entitled to any benefits from the Company in these circumstances.

Estimated Benefits upon Termination without “Cause” or Resignation for “Good Reason”

Upon termination without “cause” or resignation for “good reason,” each of our NEOs, with the exception of Mr. Cohen, is entitled to contractual severance benefits payable on termination plus, in some cases, a pro-rated annual bonus for the year of termination and continued participation in the group health and life insurance plans of the Company in which he currently participates for up to one year after termination. Mr. Cohen would be entitled to severance benefits equal to two years of his then-current base salary except if he terminates for “good reason” due to a change in reporting lines as described further following the table below, one year of his target bonus and a pro-rated annual bonus for the year of his termination and continued participation in the group health and life insurance plans of the Company in which he currently participates for up to one year after termination. None of the NEOs is entitled to any additional severance or benefits upon a termination in connection with a change in control. In the table that follows, the amounts included for Target Bonus assume that where such bonus is discretionary no, or the lowest possible, bonus is awarded.

	Salary (other than accrued amounts)		Target Bonus		Equity Awards	Benefits (3)	Total
Edgar Bronfman, Jr.	—		—		—	—	—
Stephen Cooper	—		—		—	—	—
Steven Macri	$1,200,000	(1)	$600,000	(1)	—	$50,000	$1,850,000
Lyor Cohen	$6,000,000		$5,000,000	(2)	—	$50,000	$11,050,000
Cameron Strang	$1,700,000		—		—	$50,000	$1,750,000
Paul M. Robinson	$1,050,000		$440,000		—	$50,000	$1,540,000
Michael D. Fleisher	—		—		—	—	—

(1)	Amount under severance represents the lump sum severance payable on termination. Amount under target bonus represents a full year of pro-rated target bonus for the year of termination (assuming a full year of employment in the year of termination).
(2)	Represents two times the NEO’s target bonus, representing the target bonus and a full year of pro-rated target bonus for the year of termination (assuming a full year of employment in the year of termination).
(3)	Health and welfare benefits and life insurance premiums will be continued at current rates. Amount to continue such benefits as part of our ongoing benefit plans are estimated to be approximately $50,000 for each NEO for the twelve-month period they are eligible to continue to receive coverage.

If Mr. Cohen resigns for “good reason” solely due to an adverse change to his reporting lines such that he no longer reports to the CEO, then his severance amount would be limited to $4.0 million plus a pro-rated target bonus for the year of termination and the amount in the Benefits column (a total of $6,550,000, assuming a full year of employment in the year of termination) rather than the amount shown in the table.

Estimated Benefits in connection with a Change in Control

None of our NEOs would be entitled to any additional payments or benefits upon a change in control.

Estimated Benefits upon Death or Disability

Death. The employment agreement with Mr. Cohen, provides that the Company will pay to the executive’s estate an amount equal to one year of the executive’s then-current base salary and a pro-rated annual bonus within 10 days of any termination as a result of death. For the other NEOs, other than accrued benefits, no other benefits are provided in connection with an NEO’s death. All of our NEOs would also receive insurance payouts equal to 1.5x their base salary up to a benefit maximum of $1.5 million.

Disability. The employment agreement with Mr. Cohen, provides that the Company will pay to the executive an amount equal to one year of his then-current base salary and a pro-rated annual bonus within 10 days of any termination as the result of disability. For the other NEOs, other than accrued benefits and short-term disability amounts, no benefits are provided in connection with an NEO’s disability. In the event an NEO becomes disabled during the term of employment, the NEO may participate in our health plans until age 65.

	Salary (other than accrued amounts)	Bonus		Equity Awards	Total
Edgar Bronfman, Jr.	—	—		—	—
Stephen Cooper	—	—		—	—
Steven Macri	—	—		—	—
Lyor Cohen	$3,000,000	$2,500,000	(1)	—	$5,500,000
Cameron Strang	—	—		—	—
Paul M. Robinson	—	—		—	—
Michael D. Fleisher	—	—		—	—

(1)	Represents a full year of the NEO’s pro-rated target bonus for the year of termination.

Relevant Provisions of Employment Agreements

Upon termination of employment for any reason, all of our employees, including our NEOs, are entitled to unpaid salary and vacation time accrued through the termination date.

Termination for “Cause”

Under the terms of their employment agreements, we generally would have “cause” to terminate the employment of each of our NEOs in any of the following circumstances: (1) substantial and continual refusal to perform his duties with the Company, (2) engaging in willful malfeasance that has a material adverse effect on the Company, (3) conviction of a felony or entered a plea of nolo contendere to a felony charge and (4) with respect to Mr. Cohen, a determination by the Board that the executive’s representations that there were no contracts prohibiting the executive from entering into his employment agreement with the Company were untrue when made.

We are required to notify our NEOs after any event that constitutes “cause” before terminating their employment, and in general they have no less than 20 days after receiving notice to cure the event.

Resignation for “Good Reason” or without “Good Reason”

Our employment agreements for our NEOs provide that the executive generally would have “good reason” to terminate employment in any of the following circumstances: (1) if we assign duties inconsistent with the executive’s current positions, duties or responsibilities or if we change the parties to whom the executive reports, (2) if we remove the executive from, or fail to re-elect the executive to, the executive’s position, (3) if we reduce the executive’s salary, target bonus or other compensation levels, (4) if we require the executive to be based anywhere other than the Los Angeles or New York metropolitan area, as applicable, (5) if we breach certain of our obligations under the employment agreement, (6) if the Company fails to cause any successor to expressly assume the executive’s employment agreements, (7) any change in reporting line such that they no longer report to the CEO or the senior-most executive of the Company or (8) with respect to Mr. Cohen, if any recorded music operations in the Americas or the U.K. of the Company or any of our respective directly or indirectly owned subsidiaries shall not be included within the Company’s recorded music operations for which he is responsible or if there is any appointment of any Co-Chief Executive Officer of recorded music operations for which he is responsible (but the appointment of a President or Chief Operating Officer of the Company shall not constitute “good reason” so long as Mr. Cohen continues to report to the CEO).

Our NEOs generally are required to notify us within 60 days after becoming aware of the occurrence of any event that constitutes “good reason,” and in general we have 30 days to cure the event.

Restrictive Covenants

Our executive employment agreements contain several important restrictive covenants with which an executive must comply following termination of employment. For example, the entitlement of Messrs. Cohen, Strang, Macri and Robinson to payment of any unpaid portion of the severance amount indicated in the table as owing following a termination without “cause” or resignation for “good reason” is conditioned on the executive’s compliance with covenants not to solicit certain of our employees. This non-solicitation covenant continues in effect during a period that will end six months or one year following the executive’s termination of employment, depending on the level of the employee. Mr. Fleisher is also subject to a two-year non-competition agreement.

The employment agreements of our NEOs also contain covenants regarding non-disclosure of confidential information and, for Mr. Cohen and Strang, recognition of the Company’s ownership of works of authorship resulting from their services (both of unlimited duration).

Compliance with Section 409A

Prior to the Merger, when we were a public company, our NEOs were generally expected to be “specified employees” for purposes of Section 409A of the Code. As a result, we were prohibited from making any payment of “deferred compensation” within the meaning of Section 409A to them within six months of termination of employment for any reason other than death, to the extent such payments are triggered based on the employee’s separation from service. Each of our employment agreements with our NEOs contain provisions as are necessary to delay the payment of any amounts subject to the six-month mandatory delay until we are permitted to make payment under Section 409A.

DIRECTOR COMPENSATION

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors, as of September 30, 2011, for services rendered to us during the last fiscal year. During fiscal year 2011, we were acquired by AI Entertainment Holdings LLC, which is an affiliate of Access. Following consummation of the Merger, all of our directors at that time, other than Mr. Bronfman, resigned from the Board of Directors and new directors were elected to the Board. The table below is separated into two sections, the first section including “former directors” who were on the Board prior to consummation of the Merger and the second section including “current directors” elected following consummation of the Merger. Mr. Lee ceased being a director on July 20, 2011 and was re-elected to the Board on August 17, 2011. Mr. Bronfman became a non-employee director on August 18, 2011, when he was appointed Chairman of the Board of the Company and resigned from his positions as Chief Executive Officer and President of the Company.

Prior to consummation of the Merger, our three former independent directors, Mr. Bonnie, Ms. Grann and Ms. Hooper, received an annual retainer of $150,000. These independent directors also received an additional retainer for serving on committees or as chairs of committees. As a result, an independent director who was the chair of the Audit Committee would receive an annual retainer of $170,000, that is an additional fee of $20,000 per committee chair, and an independent director who either served as a member of the Audit Committee or as a member of another committee would receive an annual retainer of $160,000, that is an additional fee of $10,000 per committee. Of this annual retainer, half was paid in restricted shares of our common stock and half was paid in either shares of common stock or cash, at the option of the director. Prior to consummation of the Merger, directors who were not independent directors received no separate compensation for service on the Board of Directors or Board committees. Following the consummation of the Merger, no non-employee directors receive any compensation for service on the Board of Directors or Board committees with the exception of Mr. Bronfman, who currently receives an annual retainer of $1,000,000 for serving as Chairman of the Board. Mr. Bronfman has informed the Board of Directors that due to other commitments he intends to step down as Chairman, effective January 31, 2012. Subsequent to January 31, 2012, Mr. Bronfman will remain a director of the Company. Following his resignation as Chairman of the Board, Mr. Bronfman will not receive any compensation for service on the Board of Directors or Board committees.

Directors are entitled to reimbursement of their fees incurred in connection with travel to meetings. In addition, the Company reimburses directors for fees paid to attend director education events.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Former Directors:
Shelby W. Bonnie	$66,667	$80,000	—	—	—	—	$146,667
Richard Bressler	—	—	—	—	—	—	—
John P. Connaughton	—	—	—	—	—	—	—
Phyllis E. Grann	$66,667	$80,000	—	—	—	—	$146,667
Michele J. Hooper	$75,000	$90,000	—	—	—	—	$165,000
Scott L. Jaeckel	—	—	—	—	—	—	—
Seth W. Lawry	—	—	—	—	—	—	—
Thomas H. Lee	—	—	—	—	—	—	—
Ian Loring	—	—	—	—	—	—	—
Mark E. Nunnelly	—	—	—	—	—	—	—
Scott M. Sperling	—	—	—	—	—	—	—

Current Directors:
Lincoln Benet	—	—	—	—	—	—	—
Alex Blavatnik	—	—	—	—	—	—	—
Len Blavatnik	—	—	—	—	—	—	—
Edgar Bronfman, Jr. (2)	$120,548	—	—	—	—	—	$120,548
Thomas H. Lee	—	—	—	—	—	—	—
Jörg Mohaupt	—	—	—	—	—	—	—
Donald A. Wagner	—	—	—	—	—	—	—

(1)	Reflects the aggregate grant date fair value of the fiscal year 2011 annual restricted stock awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, without taking into account estimated forfeitures. The assumptions used in calculating the grant date fair value are disclosed in Note 15, Stock-Based Compensation Plans, to our Consolidated Financial Statements found in this Annual Report on Form 10-K for the year ended September 30, 2011. Effective at the time of the Merger, the service conditions applicable to the restricted stock was accelerated and each restricted share of common stock was vested and converted into the right to receive $8.25 in cash. At the completion of the Merger, Mr. Bonnie, Ms. Grann and Ms. Hooper received cash of $118,701, $118,701 and $133,543, respectively, in exchange for restricted shares that were unvested and became vested in connection with the Merger. As a result, none of Mr. Bonnie, Ms. Grann and Ms. Hooper held any shares of our common stock as of September 30, 2011.
(2)	Reflects the pro-rated amount of Mr. Bronfman’s annual retainer of $1,000,000 for serving as Chairman of the Board for the period from August 18, 2011 to September 31, 2011. The director retainer is also included in the salary column of the Summary Compensation Table. For Mr. Bronfman’s additional earnings as President and CEO of the Company, see the Summary Compensation Table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Wagner was a Vice President of the Company from July 20, 2011 to October 3, 2011. None of the other Compensation Committee’s members is or has been a Company officer or employee during the last fiscal year. During fiscal year 2011, none of the Company’s executive officers served on the board of directors, the compensation committee or any similar committee of another entity of which an executive officer served on our Board of Directors or compensation committee.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

After the completion of the Merger, we became a wholly owned subsidiary of AI Entertainment Holdings LLC (formerly Airplanes Music LLC), which is an affiliate of Access. Access, through AI Entertainment Holdings LLC, owns 100% of our common stock.

The following table provides information as of December 8, 2011 with respect to beneficial ownership of our capital stock by:

•	each shareholder of the Company who beneficially owns more than 5% of the outstanding capital stock of the Company;

•	each director of the Company;

•	each of the executive officers of the Company named in the Summary Compensation Table appearing under “Executive Compensation”; and

•	all executive officers of the Company and directors of the Company as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

Name and Address of Beneficial Owner (1)	Title of Class (2)	Amount and Nature of Beneficial Ownership	Percent of Class Outstanding
AI Entertainment Holdings LLC (formerly Airplanes Music LLC)	Common Stock	1,000	100%
Stephen Cooper.	N/A	N/A	N/A
Lyor Cohen	N/A	N/A	N/A
Mark Ansorge	N/A	N/A	N/A
Steven Macri	N/A	N/A	N/A
Paul M. Robinson	N/A	N/A	N/A
Cameron Strang	N/A	N/A	N/A
Will Tanous	N/A	N/A	N/A
Edgar Bronfman, Jr.	N/A	N/A	N/A
Len Blavatnik (2)	Common Stock	1,000	100%
Lincoln Benet	N/A	N/A	N/A
Alex Blavatnik	N/A	N/A	N/A
Thomas H. Lee	N/A	N/A	N/A
Jörg Mohaupt	N/A	N/A	N/A
Donald A. Wagner	N/A	N/A	N/A
All executive officers of Warner and directors of Warner Music Group as a group (14 persons)	Common Stock	1,000	100%

(1)	The mailing address of each of these persons is c/o Warner Music Group Corp., 75 Rockefeller Center, New York, NY 10019, (212) 275-2000.
(2)	As of December 8, 2011, the Company and AI Entertainment Holdings LLC (formerly Airplanes Music LLC) are indirectly controlled by Len Blavatnik. Other than Mr. Blavatnik, no director or member of our senior management team beneficially owns any shares in AI Entertainment Holdings LLC (formerly Airplanes Music LLC) or the Company.

ITEM 13.	CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Oversight of Related Person Transactions

Policies and Procedures Dealing with the Review, Approval and Ratification of Related Person Transactions

The Company maintains written procedures for the review, approval and ratification of transactions with related persons. The procedures cover related party transactions between the Company and any of our executive officers and directors. More specifically, the procedures cover: (1) any transaction or arrangement in which the Company is a party and in which a related party has a direct or indirect personal or financial interest and (2) any transaction or arrangement using the services of a related party to provide legal, accounting, financial, consulting or other similar services to the Company.

The Company’s policy generally groups transactions with related persons into two categories: (1) transactions requiring the approval of the Audit Committee and (2) certain ordinary course transactions below established financial thresholds that are deemed pre-approved by the Audit Committee. The Audit Committee is deemed to have pre-approved any transaction or series of related transactions between us and an entity for which a related person is an executive or employee that is entered into in the ordinary course of business and where the aggregate amount of all such transactions on an annual basis is less than 2% of the annual consolidated gross revenues of the other entity. Regardless of whether a transaction is deemed pre-approved, all transactions in any amount are required to be reported to the Audit Committee.

Subsequent to the adoption of the written procedures above, the Company has followed these procedures regarding all reportable related person transactions. Following is a discussion of related person transactions.

Relationships with Access

Management Agreement

Upon completion of the Merger, the Company and Holdings entered into a management agreement with Access, dated as of the Closing Date (the “Management Agreement”), pursuant to which Access will provide the Company and its subsidiaries, with financial, investment banking, management, advisory and other services. Pursuant to the Management Agreement, the Company, or one or more of its subsidiaries, will pay Access an annual fee equal to the greater of a base amount initially equal to $6 million or 1.5% of EBITDA, plus expenses, and a specified transaction fee for certain types of transactions completed by Holdings or one or more of its subsidiaries, plus expenses. The aggregate annual fee (such fee, the “Annual Fee”) is equal to the greater of (i) the Base Amount (as defined below) in effect from time to time or (ii) 1.5% of the EBITDA (as defined in the WMG Holdings Corp. 13.75% Senior Notes due 2019) of the Company for the applicable fiscal year. The “Base Amount” at any time shall be equal to the sum of (x) $6,000,000 and (y) 1.5% of the aggregate amount of Acquired EBITDA as at such time. The amount of “Acquired EBITDA” at any time shall be equal to sum of the amounts of positive EBITDA of businesses, companies or operations acquired directly or indirectly by the Company from and after the completion of the Merger, each such amount of positive EBITDA as calculated (by Access in its sole discretion) for the four fiscal quarters most recently ended for which internal financial statements are available at the date of the pertinent acquisition. The Annual Fee shall be calculated and payable as follows: (i) one-quarter of the Base Amount in effect on the first day of each fiscal quarter shall be paid on such date, in advance for the fiscal quarter then commencing and (ii) following the completion of every full fiscal year after the date hereof, once internal financial statements for such fiscal year are available, the Company and Access shall jointly calculate the EBITDA of the Company for such fiscal year and the Company shall pay to Access the amount, if any, by which 1.5% of such EBITDA exceeds the sum of the amounts paid in respect of such fiscal year pursuant to clause (i) above. The Company and Holdings agreed to indemnify Access and certain of its affiliates against all liabilities arising out of performance of the Management Agreement. Access received payments of $1.2 million during fiscal year 2011 in connection with the Management Agreement.

Purchase of Holdings Notes

Access Industries Holdings LLC, which became an affiliate of WMG Holdings Corp. as of the closing of the Merger, purchased $25 million aggregate principal amount of the WMG Holdings Corp. 13.75% Senior Notes due 2019 from Holdings in connection with the financing of the Merger. Interest on the Holdings Notes is payable in cash. Interest on the Holdings Notes is payable on April 1 and October 1 of each year, commencing on October 1, 2011.

Sublease Arrangement with Access

On September 27, 2011, Access Industries (UK) Limited, an affiliate of Access, entered into a License to Occupy on a Short Term Basis agreement with Warner Music UK Limited, one of the Company’s subsidiaries, for the license of office space in the Company’s building at 28 Kensington Church Street in London. The license fee of £7,048 per month (exclusive of VAT) is based on the per foot lease costs to the Company, which represent market terms.

Consulting Agreement in respect of Stephen Cooper

Access Industries, Inc. has a consulting agreement in respect of Stephen Cooper pursuant to which he receives $150,000 a month plus reimbursement of related expenses in connection with his role as CEO of the Company. The Company reimburses Access for these amounts pursuant to the Management Agreement.

Relationships with Other Directors, Executive Officers and Affiliates

Administration of Copyrights

Warner/Chappell Music, the Company’s music publishing division, began administering certain copyrights of Mr. Bronfman, our Chairman of the Board, effective July 1, 2005 when the administration of such copyrights was transferred from Universal Music Publishing. The original term was five years. In fiscal year 2010, we extended the term of our administration agreement with Mr. Bronfman to June 30, 2013 and continuing thereafter from year to year unless terminated by either party by notice at least 90 days prior to any June 30 commencing with June 30, 2013. The terms of the agreement were otherwise unchanged. The administration of such copyrights is on substantially the same terms as the prior agreement with Universal and the Company believes the fees in connection with such administration are representative of, or comparable to, such fees paid in similar transactions. The amount of any fees will vary year to year based on the use of such copyrights and associated royalties. Mr. Bronfman received royalty payments of $60,519 during fiscal year 2011 in connection with our administration of such copyrights.

Green Owl Records

East West Records LLC, a subsidiary of the Company, entered into a distribution and upstream deal with Green Owl Records on October 15, 2007. Benjamin Bronfman is the majority shareholder of Green Owl Records. He is one of four shareholders. Mr. Bronfman, our Chairman of the Board, is the father of Benjamin Bronfman. The term of the original agreement was two years and the Company had an option to extend for a further year. The agreement with Green Owl Records committed the Company to overhead payments of $120,000 per year, $50,000 per year of which would fund the recording of two artist albums. None of the overhead is to be received by Benjamin Bronfman. The Company believes the other terms of such agreement with Green Owl Records (e.g., the distribution fee and terms relating to artists upstreamed at the Company’s option) are representative of, or comparable to, terms contained in similar transactions. During fiscal year 2009, the Company exercised the extension option in the original agreement to extend the term of the deal through October 14, 2010 and allocated an additional $150,000 of A&R funding to sign two specified acts. In October 2010, pursuant to the terms of the agreement, the third contract year rather than expiring October 14, 2010 was extended in order for Green Owl to fulfill release obligations (i.e., one album per artist), without further financial commitment from the Company. As of December 20, 2010, the Company extended the term for one further year, which includes $70,000 in overhead, increased digital distribution fees and a marketing fund of up to $120,000 to be utilized for unreleased product from previously signed artists. During fiscal year 2011, the Company paid Green Owl Records $147,000 pursuant to the agreement, of which $70,000 was overhead payments and the balance was for artist advances and marketing funds paid to third parties. The Company’s relationship with Green Owl will end as of December 15, 2011.

Southside Earn-Out

In December 2010, the Company acquired Southside Independent Music Publishing, LLC and contractually agreed to provide contingent earn-out payments to Cameron Strang, the former owner of Southside and currently our Chairman and CEO, Warner/Chappell Music, provided specified performance goals are achieved. The goals relate to the achievement of specified NPS (“net publishers share,” a measure of earnings) requirements by the acquired assets during the five-year period following closing of the acquisition. The Company has recorded a $6 million liability as of September 30, 2011 (Successor) based on the potential earn-out payments. The Company is also required to pay Mr. Strang certain monies that may be received and applied by the Company in recoupment of advance payments made by Southside prior to the acquisition in an amount not to exceed approximately $800,000.

Relationships with Former Investor Group

Prior to completion of the Merger, the Company was controlled by an investor group that included, among others, Thomas H. Lee Partners L.P. and its affiliates (“THL”), Bain Capital, LLC and its affiliates (“Bain”) and Providence Equity Partners, Inc. and its affiliates (“Providence”). Following are relationships involving the former investor group. Following completion of the Merger, these are no longer related party transactions.

TDC

On March 31, 2008, Warner Music Denmark A/S, a subsidiary of the Company, entered into a two-year subscription licensing agreement with TDC A/S for content resale through TDC’s online and mobile services in Denmark, including a bundled tethered download service known as “UMAP.” TDC is a leading provider of telecommunications services in Denmark. The original term of the agreement was from April 1, 2008 (being the launch date for the UMAP service) to March 31, 2010. The agreement provided for the Company to receive a pro rata share of fees in each year of the agreement based on the consumption of the Company’s content, subject to an annual guaranteed minimum payment to the Company, half of which was payable on launch of such service. Additional fees are payable in respect of TDC’s portable service and standard subscription download service. In fiscal year 2010, the Company renewed the subscription licensing agreement with TDC, permitting TDC to continue offering the Company’s content as part of TDC’s “Play” branded music service in Denmark, on similar terms to the original agreement, which the Company believes are representative of, or comparable to, terms in similar transactions. Providence indirectly owns greater than 5% of TDC and is represented on the Board of Directors of TDC’s parent company. The Company received approximately $1.9 million of fees from TDC in fiscal year 2011 related to this license.

Thumbplay

In 2008, Warner Music Inc., a subsidiary of the Company, entered into an off-deck (“off-deck” refers primarily to services delivered online, which are independent of a carrier’s own product and service offerings) ringtone aggregator agreement with Thumbplay, Inc. The term of the agreement was through November 30, 2009. The Company receives fees for the sales of ringtones and referral fees that the Company believes are representative of, or comparable to, terms contained in similar transactions. In 2009, the Company extended the existing ringtone agreement for 6 months (with monthly rollover terms thereafter, terminable by either party on 30 days’ notice) and provided for the payment of certain minimum guarantees to WMG during the extended term and also entered into a mobile audio streaming subscription services and full-track (mp3) download agreements with Thumbplay. The mobile streaming agreement had an initial term ending on December 31, 2010, with automatic rolling one-month renewal terms thereafter, and the download agreement had a one-year initial term with automatic rolling one-month renewal terms (both unless terminated on 30 days’ notice prior to end of then-applicable term). The Company believes these agreements were on fair market terms. On December 27, 2010, Thumbplay terminated both the ringtone aggregator and the full-track (mp3) download agreements, effective February 1, 2011. Thumbplay’s subscription service was sold to Clear Channel in 2011 and the service shut down effective August 1, 2011. Bain owned approximately 10% of Thumbplay. The Company earned approximately $1 million of fees from Thumbplay in fiscal year 2011 related to these agreements.

Other Related Person Transactions with Officers and Directors

Motti Shulman, Lyor Cohen’s half brother, is employed by Atlantic Recording Corporation as Senior National Director of Promotions of Atlantic. In fiscal year 2011, Mr. Shulman earned a salary of $120,000 and a bonus of $25,000.

Director Independence

Though not formally considered by the Board of Directors because, following the consummation of the Merger, our common stock is no longer listed on a national securities exchange, we believe that Mr. Lee would be considered “independent” under the listing standards of the New York Stock Exchange. We do not believe that any of our other directors would be considered “independent” under the listing standards of the New York Stock Exchange.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP, to serve as independent registered public accountants for the fiscal year ending September 30, 2011. Ernst & Young LLP has audited the Company’s financial statements since the Company was acquired from Time Warner Inc. in March 2004. In accordance with standing policy, Ernst & Young LLP periodically changes the personnel who work on the audit of the Company.

Fees Paid to Ernst & Young LLP

The following table sets forth the aggregate fees paid to Ernst & Young for services rendered in connection with the consolidated financial statements, and reports for the fiscal years ended September 30, 2011 and 2010 on behalf of the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services (in thousands):

	Year Ended September 30, 2011	Year Ended September 30, 2010
Audit Fees	$4,050	$6,807
Audit-Related Fees	608	506
Tax Fees	42	80
All Other Fees	—	—

Total Fees	$4,700	$7,393

These fees include out-of-pocket costs of approximately $0.2 million for the period ended September 30, 2011 and $0.1 million for the period ended September 30, 2010.

Audit Fees: Consists of fees billed for professional services rendered for the audit of the Company’s consolidated financial statements, the review of the interim condensed consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young in connection with statutory and regulatory filings or engagements and attest services, except those not required by statute or regulation.

Audit-Related Fees: Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and are not reported under “Audit Fees.” These services include employee benefit plan audits, auditing work on proposed transactions, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees: Consists of tax compliance/preparation and other tax services. Tax compliance/preparation consists of fees billed for professional services related to federal, state and international tax compliance, assistance with tax audits and appeals, expatriate tax services and assistance related to the impact of mergers, acquisitions and divestitures on tax return preparation. Other tax services consist of fees billed for other miscellaneous tax consulting and planning.

All Other Fees: For the fiscal years ended September 30, 2011 and 2010, the Company paid no other fees to Ernst & Young LLP for services rendered, other than those services covered in the sections captioned “Audit Fees,” “Audit-Related Fees,” and “Tax Fees.”

Pre-approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accountants

The Audit Committee pre-approves all audit and permissible non-audit services provided by Ernst & Young LLP. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by Ernst & Young LLP. Under this policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and includes an anticipated budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee. Pursuant to this delegation, the Chair must report any pre-approval decision to the Audit Committee at its first meeting after the pre-approval was obtained.

During fiscal years 2011 and 2010, all professional services provided by Ernst & Young LLP were pre-approved by the Audit Committee in accordance with our policies.

PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The Financial Statements listed in the Index to Consolidated Financial Statements, filed as part of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedule

The Financial Statements Schedule listed in the Index to Consolidated Financial Statements, filed as part of this Annual Report on Form 10-K.

(a)(3) Exhibits

See Item 15(b) below.

(b) Exhibits

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description

2.1(17)	Agreement and Plan of Merger, dated as of May 6, 2011, by and among Warner Music Group Corp., AI Entertainment Holdings LLC (formerly Airplanes Music LLC), and Airplanes Merger Sub, Inc.

3.1(18)	Third Amended and Restated Certificate of Incorporation of Warner Music Group Corp.

3.2(1)	Third Amended and Restated By-Laws of Warner Music Group Corp.

4.1(1)	Indenture, dated as of July 20, 2011, among WM Finance Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 9.50% Senior Secured Notes due 2016 (the “New Secured Notes”)

4.2(1)	Indenture, dated as of July 20, 2011, among WM Finance Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 11.50% Senior Notes due 2018 (the “11.50% Senior Notes due 2018”)

4.3(1)	Indenture, dated as of July 20, 2011, among WM Holdings Finance Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 13.75% Senior Notes due 2019 (the “13.75% Senior Notes due 2019”)

4.4(13)	Indenture, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, relating to the 9.50% Senior Secured Notes due 2016 (the “Existing Secured Notes”)

4.5(1)	Supplemental Indenture, dated as of July 20, 2011, among WMG Acquisition Corp. and the entities named in the signature pages thereto and Wells Fargo Bank, National Association, as Trustee, relating to the New Secured Notes

Exhibit Number	Description

4.6(1)	Supplemental Indenture, dated as of July 20, 2011, among WMG Acquisition Corp. and the entities named in the signature pages thereto and Wells Fargo Bank, National Association, as Trustee, relating to the 11.50% Senior Notes due 2018

4.7(1)	Supplemental Indenture, dated as of July 20, 2011, among WMG Holdings Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 13.75% Senior Notes due 2019

4.8(19)	Second Supplemental Indenture, dated as of August 2, 2011, among WMG Holdings Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 13.75% Senior Notes due 2019

4.9(12)	Supplemental Indenture, dated as of May 23, 2011, among WMG Acquisition Corp., WMG Holdings Corp., the guarantors listed on the signature page thereto and Wells Fargo Bank, National Association, as Trustee, relating to the Existing Secured Notes

4.10(1)	Second Supplemental Indenture, dated as of July 20, 2011, among the subsidiary guarantors listed on the signature pages thereto, subsidiaries of WMG Acquisition Corp., WMG Acquisition Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the Existing Secured Notes

4.11	Form of New Secured Note of WMG Acquisition Corp. (included in Exhibit 4.1 hereto)

4.12	Form of 11.50% Senior Note due 2018 of WMG Acquisition Corp. (included in Exhibit 4.2 hereto)

4.13	Form of 13.75% Senior Note due 2019 of WMG Holdings Corp. (included in Exhibit 4.3 hereto)

4.14	Form of Existing Secured Note of WMG Acquisition Corp. (included in Exhibit 4.4 hereto)

4.15(1)	Registration Rights Agreement, dated July 20, 2011, among WM Finance Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the New Secured Notes

4.16(1)	Registration Rights Agreement, dated July 20, 2011, among WM Finance Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 11.50% Senior Notes due 2018

4.17(1)	Registration Rights Agreement, dated July 20, 2011, among WM Holdings Finance Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 13.75% Senior Notes due 2019

4.18(1)	Joinder Agreement to the Registration Rights Agreement, dated July 20, 2011, among WMG Acquisition Corp., the subsidiary guarantors listed on the signature pages thereto and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the New Secured Notes

4.19(1)	Joinder Agreement to the Registration Rights Agreement, dated July 20, 2011, among WMG Acquisition Corp., the subsidiary guarantors listed on the signature pages thereto and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 11.50% Senior Notes due 2018

4.20(1)	Joinder Agreement to the Registration Rights Agreement, dated July 20, 2011, among WMG Holdings Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 13.75% Senior Notes due 2019

4.21(19)	Guarantee, dated August 2, 2011, issued by Warner Music Group Corp., relating to the 13.75% Senior Notes due 2019

4.22$	Guarantee, dated December 8, 2011, issued by Warner Music Group Corp., relating to the New Secured Notes

Exhibit Number	Description

4.23$	Guarantee, dated December 8, 2011, issued by Warner Music Group Corp., relating to the Existing Secured Notes

4.24$	Guarantee, dated December 8, 2011, issued by Warner Music Group Corp., relating to the 11.50% Senior Notes due 2018

10.1**(5)	Amended and Restated Employment Agreement, dated as of March 14, 2008, by and between WMG Acquisition Corp. and Edgar Bronfman, Jr.

10.2**(6)	Amended and Restated Employment Agreement, dated as of March 14, 2008, by and between WMG Acquisition Corp. and Lyor Cohen

10.3**(7)	Employment Agreement, dated as of November 14, 2008, by and between WMG Acquisition Corp. and Michael D. Fleisher
10.4**(8)	Letter Agreement, dated July 21, 2008, by and between Warner Music Inc. and Steven Macri
10.5**(5)	Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.
10.6**(6)	Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Lyor Cohen
10.7**(9)	Warner Music Group Corp. Amended and Restated 2005 Omnibus Award Plan
10.8**(11)	Amendment, dated as of January 18, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.
10.9**(11)	Amendment, dated as of January 18, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Lyor Cohen
10.10**(4)	Second Amendment, dated as of May 20, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008 and as amended on January 18, 2011, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.
10.11**(4)	Second Amendment, dated as of May 20, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008 and as amended on January 18, 2011, by and between Warner Music Group Corp. and Lyor Cohen
10.12(3)	Office Lease, dated June 27, 2002, by and between Media Center Development, LLC and Warner Music Group Inc., as amended
10.13(3)	Lease, dated as of February 1, 1996, between 1290 Associates, L.L.C. and Warner Communications Inc.
10.14(3)	Consent to Assignment of Sublease, dated October 5, 2001, between 1290 Partners, L.P., Warner Music Group, Inc., The Equitable Life Assurance Society of the United States and The Bank of New York
10.15(3)	Lease, dated as of February 29, 2004, between Historical TW Inc. and Warner Music Group Inc.
10.16(10)	Assurance of Discontinuance, dated November 22, 2005
10.17(1)	Management Agreement, made as of July 20, 2011, by and among Warner Music Group Corp., WMG Holdings Corp, and Access Industries Inc.

10.18*(14)	US/Canada Manufacturing and PP&S Agreement, effective as of July 1, 2010, by and between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC

10.19*(14)	US/Canada Transition Agreement, executed as of July 1, 2010, by and between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC

Exhibit Number	Description

10.20*(14)	International Manufacturing and PP&S Agreement, effective as of July 1, 2010, by and between WEA International, Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.21*(14)	International Transition Agreement, executed as of July 1, 2010, by and between WEA International, Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.22**(15)	Warner Music Group Corp. Deferred Compensation Plan

10.23(16)	First Letter Amendment, dated January 14, 2011 to the US/Canada Manufacturing and PP&S Agreement, dated as of July 1, 2010, between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC and the International Manufacturing and PP&S Agreement, dated as of July 1, 2010, between WEA International, Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.24*(16)	Second Letter Amendment, dated January 21, 2011 to the US/Canada Manufacturing and PP&S Agreement, dated as of July 1, 2010, between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.25*(16)	Third Letter Amendment, dated January 25, 2011 to the US/Canada Manufacturing and PP&S Agreement, dated as of July 1, 2010, between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC and the International Manufacturing and PP&S Agreement, dated as of July 1, 2010, between WEA International Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.26(13)	Security Agreement, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the Grantors party thereto and Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties and as Notes Authorized Representative

10.27(13)	Copyright Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties

10.28(13)	Patent Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties

10.29(13)	Trademark Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties

10.30**(4)	Form of Indemnification Agreement between Warner Music Group Corp. and its directors

10.31**(2)	Letter Agreement and Release, dated May 9, 2011, between Warner Music Group Corp. and Michael D. Fleisher

10.32(1)	Credit Agreement, dated as of July 20, 2011, among WMG Acquisition Corp., each lender from time to time party thereto and Credit Suisse AG, as administrative agent

10.33(1)	Subsidiary Guaranty, dated as of July 20, 2011 made by the Persons listed on the signature pages thereof under the caption “Subsidiary Guarantors” and the Additional Guarantors in favor of the Secured Parties

10.34**$	Agreement, dated July 19, 2011, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.

Exhibit Number	Description

10.35(1)	Copyright Security Agreement, dated July 20, 2011, made by 615 Music Library, LLC in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.36(1)	Copyright Security Agreement, dated July 20, 2011, made by The All Blacks, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties.

10.37(1)	Copyright Security Agreement, dated July 20, 2011, made by Ferret Music LLC in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.38(1)	Copyright Security Agreement, dated July 20, 2011, made by Ferret Music Holdings LLC, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties.

10.39(1)	Copyright Security Agreement, dated July 20, 2011, made by J. Ruby Productions, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.40(1)	Copyright Security Agreement, dated July 20, 2011, made by Six-Fifteen Music Productions, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.41(1)	Copyright Security Agreement, dated July 20, 2011, made by Summy-Birchard Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties.

10.42(1)	Trademark Security Agreement, dated July 20, 2011, made by Warner Music Nashville LLC in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.43(1)	Security Agreement Supplement, dated July 20, 2011, to the Security Agreement, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the subsidiary guarantors and Wells Fargo Bank, National Association, as collateral agent and notes authorized representative

10.44(20)	Amendment No. 1, dated as of September 28, 2011 to the Security Agreement dated as of May 28, 2009 among WMG Acquisition Corp., WMG Holdings Corp., the other Persons listed on the signature pages thereof, Wells Fargo Bank, National Association, as Collateral Agent, Wells Fargo Bank, National Association, as trustee under the Indenture and the other Authorized Representatives listed on the signature pages thereof

10.45**$	Letter Agreement, dated as of December 29, 2010, between Warner/Chappell Music, Inc. and Cameron Strang

10.46**$	Letter Agreement, dated as of February 11, 2011, between Warner Music, Inc. and Paul M. Robinson

21.1$	List of Subsidiaries

24.1$	Power of Attorney (see signature page)

31.1$	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

31.2$	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended

32.1***$	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2***$	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description

101.1****	Financial statements from the Annual Report on Form 10-K of Warner Music Group Corp. for the year ended September 30, 2011, filed on December 8, 2011, formatted in XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Equity (Deficit) and (v) Notes to Consolidated Audited Financial Statements

(c)	Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

$	Filed herewith

*	Exhibit omits certain information that has been filed separately with the Securities and Exchange Commission and has been granted confidential treatment

**	Represents management contract, compensatory plan or arrangement in which directors and/or executive officers are eligible to participate

***	Pursuant to SEC Release No. 33-8212, this certification will be treated as “accompanying” this Annual Report on Form 10-K and not “filed” as part of such report for purposes of Section 18 of the Securities Exchange Act, as amended, or otherwise subject to the liability of Section 18 of the Securities Exchange Act, as amended, and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, except to the extent that the registrant specifically incorporates it by reference
****	Furnished herewith pursuant to Rule 406T of Regulation S-T, XBRL (Extensible Business Reporting Language) information is submitted and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections

(1)	Incorporated by reference to Warner Music Group Corp.’s Current report on Form 8-K filed on July 26, 2011 (File No. 001-32502)

(2)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 (File No. 001-32502)

(3)	Incorporated by reference to WMG Acquisition Corp.’s Amendment No. 2 to the Registration Statement on Form S-4 filed on January 24, 2005 (File No. 333-121322)

(4)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-32502)

(5)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on March 17, 2008 (File No. 001-32502)

(6)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on March 19, 2008 (File No. 001-32502)

(7)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on November 14, 2008 (File No. 001-32502)

(8)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on September 16, 2008 (File No. 001-32502)

(9)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (File No. 001-32502)

(10)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on November 23, 2005 (File No. 001-32502)

(11)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on January 19, 2011 (File No. 001-32502)

(12)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 24, 2011 (File No. 001-32502)

(13)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 29, 2009 (File No. 001-32502)

(14)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended December 31, 2010 (File No. 001-32502)

(15)	Incorporated by reference to Warner Music Group Corp.’s Registration Statement on Form S-8 filed on November 23, 2010 (File No. 333-170771)

(16)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 (File No. 001-32502)

(17)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 9, 2011 (File No. 001-32502)

(18)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on July 20, 2011 (File No. 001-32502)

(19)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on August 4, 2011 (File No. 001-32502)

(20)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on October 3, 2011 (File No. 001-32502)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 8, 2011.

WARNER MUSIC GROUP CORP.

By:	/s/ STEPHEN COOPER
Name:	Stephen Cooper
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ STEVEN MACRI
Name:	Steven Macri
Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Paul M. Robinson and Trent N. Tappe, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to the this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on December 8, 2011.

Signature	Title

/S/ STEPHEN COOPER Stephen Cooper	CEO and Director (Chief Executive Officer)

/S/ LYOR COHEN Lyor Cohen	Chairman and CEO, Recorded Music and Director

/S/ CAMERON STRANG Cameron Strang	Chairman and CEO, Warner/Chappell Music and Director

/S/ EDGAR BRONFMAN, JR. Edgar Bronfman, Jr.	Chairman of the Board of Directors

/S/ LEN BLAVATNIK Len Blavatnik	Vice Chairman of the Board of Directors

/S/ LINCOLN BENET Lincoln Benet	Director

/S/ ALEX BLAVATNIK Alex Blavatnik	Director

Signature	Title

/S/ THOMAS H. LEE Thomas H. Lee	Director

/S/ JÖRG MOHAUPT Jörg Mohaupt	Director

/S/ DONALD A. WAGNER Donald A. Wagner	Director

WMG Holdings Corp.

Offer to Exchange

$150,000,000 Outstanding 13.75% Senior Notes due 2019

for

$150,000,000 Registered 13.75% Senior Notes due 2019

PROSPECTUS

                    , 2012

DEALER PROSPECTUS DELIVERY OBLIGATION

Until                     , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

In addition to the indemnification provisions discussed below, Warner Music Group Corp. currently maintains insurance on behalf of its directors and executive officers, including those of subsidiary companies, insuring them against certain liabilities asserted against them in their capacities as directors or officers or arising out of such status. Such insurance would be available to our directors and officers in accordance with its terms.

Delaware Registrants

Each of WMG Holdings Corp. and Warner Music Group Corp. is incorporated under the laws of the state of Delaware.

Section 102(b)(7) of the General Corporation Law of the State of Delaware, or the “DGCL,” permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This provision, however, may not eliminate or limit a director’s liability (1) for breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. The certificate of incorporation of each of WMG Holdings Corp. and Warner Music Group Corp. contains such a provision.

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(e) of the DGCL permits a Delaware corporation to advance litigation expenses, including attorneys’ fees, incurred by present and former directors and officers prior to the final disposition of the relevant proceedings. The advancement of expenses to a present director or officer is conditioned upon receipt of an undertaking by or on behalf of such director or officer to repay the advancement if it is ultimately determined that such director or officer is not entitled to be indemnified by the corporation. Advancement to former officers and directors may be conditioned upon such terms and conditions, if any, as the corporation may deem appropriate.

Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.

The certificate of incorporation of WMG Holdings Corp. provides that the corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the corporation or while a director or officer is or was serving at the request of the corporation as a director, officer, partner, member, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the corporation to indemnify or advance expenses to any person in connection with any action, suit proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification and advancement of expenses shall not be exclusive of other indemnification rights arising as a matter of law, under any By-law, agreement, vote of directors or stockholders or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall inure to the benefit of the heirs and legal representatives of such person. The corporation shall have the power to purchase and maintain, at its expense, insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL or the terms of the certificate of incorporation of WMG Holdings Corp.

The certificate of incorporation of Warner Music Group Corp. provides that except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. The corporation shall indemnify, in a manner and to the fullest extent permitted by the DGCL, each person who is or was a party to or subject to, or is threatened to be made a party to or to be the subject of, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that he or she is or was, or had agreed to become or is alleged to have been, a director, officer or employee of the corporation or is or was serving, or had agreed to serve or is alleged to have served, at the request of or to further the interests of the corporation as a director, officer, employee, manager, partner or trustee of, or in a similar capacity for, another corporation or any limited liability company, partnership, joint venture, trust or other enterprise, including any employee benefit plan of the corporation or of any of its affiliates and any charitable or not-for-profit enterprise (any such person being sometimes referred to hereafter as an “Indemnitee”), or by reason of any action taken or omitted or alleged to have been taken or omitted by an Indemnitee in any such capacity, against, in the case of any action, suit or proceeding other than an action or suit by or in the right of the corporation, all expenses (including court costs and attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf and all judgments, damages, fines, penalties and other liabilities actually sustained by him or her in connection with such action, suit or proceeding and any appeal therefrom and, in the case of an action or suit by or in the right of the corporation, against all expenses (including court costs and attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful; provided, however, that in an action or suit by or in the right of the corporation no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and then only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court of Chancery of Delaware or such other court shall deem proper. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. With respect to service by an Indemnitee on behalf of any employee benefit plan of the corporation or any of its affiliates, action in good faith and in a manner the Indemnitee reasonably believed to be in the interest of the beneficiaries of the plan shall be considered to be in or not opposed to the best interests of the corporation. The corporation shall indemnify an Indemnitee for expenses (including court costs and attorneys’ fees) reasonably incurred by the Indemnitee in connection with a proceeding successfully establishing his or her right to indemnification, in whole or in part, pursuant to the certificate of incorporation. However, notwithstanding anything to the contrary in the certificate of incorporation, the corporation shall not be required to indemnify an Indemnitee against expenses incurred in connection with a proceeding (or part thereof) initiated by the Indemnitee against the corporation or any other person who is an Indemnitee unless the initiation of the proceeding was approved by the Board of Directors of the corporation, which approval shall not be unreasonably withheld.

The certificate of incorporation of Warner Music Group Corp. further provides that subject to the provisions of the last sentence of the immediately preceding paragraph, the corporation shall, in advance of the final disposition of the matter, pay or promptly reimburse a director or officer for any expenses (including court costs and attorneys’ fees) reasonably incurred by such director or officer in investigating and defending or responding to any action, suit, proceeding or investigation referred to in the preceding paragraph, and any appeal therefrom; provided, however, that the payment of such expenses incurred by a director or officer in advance of the final disposition of such a matter shall be made only upon receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced if it shall ultimately be determined that the director or officer is not entitled to be indemnified by the corporation against such expenses as provided by the certificate of incorporation. The corporation shall accept such undertaking without reference to the financial ability of the director or officer to make such repayment.

The certificate of incorporation of Warner Music Group Corp. further provides that the right to indemnification and advancement of expenses provided by the certificate of incorporation shall continue as to any person who formerly was an officer, director or employee of the corporation in respect of acts or omissions occurring or alleged to have occurred while he or she was an officer, director or employee of the corporation and shall inure to the benefit of the estate, heirs, executors and administrators of the Indemnitees. Unless otherwise required by the DGCL, the burden of proving that the Indemnitee is not entitled to indemnification or advancement of expenses under the certificate of incorporation shall be on the corporation. The corporation may, by provisions in its bylaws or by agreement with one or more Indemnitees, establish procedures for the application of the foregoing provisions of the certificate of incorporation. The right of an Indemnitee to indemnification or advances as granted by the certificate of incorporation shall be a contractual obligation of the corporation and, as such, shall be enforceable by the Indemnitee in any court of competent jurisdiction.

The certificate of incorporation of Warner Music Group Corp. further provides that the indemnification and advancement of expenses provided by the certificate of incorporation shall not be exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), bylaw, agreement, vote of stockholders or action of the Board of Directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity while holding office for the corporation, and nothing contained in the certificate of incorporation shall be deemed to prohibit the corporation from entering into agreements with officers and directors providing indemnification rights and procedures different from those set forth in the certificate of incorporation.

The certificate of incorporation of Warner Music Group Corp. further provides that in addition to indemnification by the corporation of current and former officers, directors and employees and advancement of expenses by the corporation to current and former officers and directors as permitted by the foregoing provisions of the certificate of incorporation, the corporation may, in a manner and to the fullest extent permitted by the DGCL, indemnify current and former agents and other persons serving the corporation and advance expenses to current and former employees, agents and other persons serving the corporation, in each case as may be authorized by the Board of Directors, and any rights to indemnity or advancement of expenses granted to such persons may be equivalent to, or greater or less than, those provided to directors, officers and employees by the certificate of incorporation.

The certificate of incorporation of Warner Music Group Corp. also provides that the corporation may purchase and maintain insurance, at its expense, to protect itself and any current or former director, officer, employee or agent of the corporation or of another corporation or a limited liability company, partnership, joint venture, trust or other enterprise (including any employee benefit plan) in which the corporation has an interest against any expense, liability or loss incurred by the corporation or such person in his or her capacity as such, or arising out of his or her status as such, whether or not the corporation would have the power to or is obligated to indemnify such person against such expense, liability or loss.

The foregoing summaries are necessarily subject to the complete text of the DGCL and each registrant’s certificate of incorporation and bylaws, as amended to date.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits.

The following exhibits are included as exhibits to this Registration Statement.

Exhibit Number	Description

2.1(17)	Agreement and Plan of Merger, dated as of May 6, 2011, by and among Warner Music Group Corp., AI Entertainment Holdings LLC (formerly Airplanes Music LLC), and Airplanes Merger Sub, Inc.

3.1(18)	Third Amended and Restated Certificate of Incorporation of Warner Music Group Corp.

3.2(1)	Third Amended and Restated By-Laws of Warner Music Group Corp.

3.3(23)	Amended and Restated Certificate of Incorporation of WMG Holdings Corp.

3.4(23)	Amended and Restated By-laws of WMG Holdings Corp.

4.1(1)	Indenture, dated as of July 20, 2011, among WM Finance Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 9.50% Senior Secured Notes due 2016 (the “New Secured Notes”)

4.2(1)	Indenture, dated as of July 20, 2011, among WM Finance Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 11.50% Senior Notes due 2018 (the “11.50% Senior Notes due 2018”)

4.3(1)	Indenture, dated as of July 20, 2011, among WM Holdings Finance Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 13.75% Senior Notes due 2019 (the “13.75% Senior Notes due 2019”)

4.4(13)	Indenture, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the Guarantors party thereto and Wells Fargo Bank, National Association, as Trustee, relating to the 9.50% Senior Secured Notes due 2016 (the “Existing Secured Notes”)

4.5(1)	Supplemental Indenture, dated as of July 20, 2011, among WMG Acquisition Corp. and the entities named in the signature pages thereto and Wells Fargo Bank, National Association, as Trustee, relating to the New Secured Notes

4.6(1)	Supplemental Indenture, dated as of July 20, 2011, among WMG Acquisition Corp. and the entities named in the signature pages thereto and Wells Fargo Bank, National Association, as Trustee, relating to the 11.50% Senior Notes due 2018

4.7(1)	Supplemental Indenture, dated as of July 20, 2011, among WMG Holdings Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 13.75% Senior Notes due 2019

4.8(19)	Second Supplemental Indenture, dated as of August 2, 2011, among WMG Holdings Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the 13.75% Senior Notes due 2019

4.9(12)	Supplemental Indenture, dated as of May 23, 2011, among WMG Acquisition Corp., WMG Holdings Corp., the guarantors listed on the signature page thereto and Wells Fargo Bank, National Association, as Trustee, relating to the Existing Secured Notes

4.10(1)	Second Supplemental Indenture, dated as of July 20, 2011, among the subsidiary guarantors listed on the signature pages thereto, subsidiaries of WMG Acquisition Corp., WMG Acquisition Corp. and Wells Fargo Bank, National Association, as Trustee, relating to the Existing Secured Notes

4.11	Form of New Secured Note of WMG Acquisition Corp. (included in Exhibit 4.1 hereto)

4.12	Form of 11.50% Senior Note due 2018 of WMG Acquisition Corp. (included in Exhibit 4.2 hereto)

4.13	Form of 13.75% Senior Note due 2019 of WMG Holdings Corp. (included in Exhibit 4.3 hereto)

4.14	Form of Existing Secured Note of WMG Acquisition Corp. (included in Exhibit 4.4 hereto)

4.15(1)	Registration Rights Agreement, dated July 20, 2011, among WM Finance Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the New Secured Notes

4.16(1)	Registration Rights Agreement, dated July 20, 2011, among WM Finance Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 11.50% Senior Notes due 2018

4.17(1)	Registration Rights Agreement, dated July 20, 2011, among WM Holdings Finance Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 13.75% Senior Notes due 2019

4.18(1)	Joinder Agreement to the Registration Rights Agreement, dated July 20, 2011, among WMG Acquisition Corp., the subsidiary guarantors listed on the signature pages thereto and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the New Secured Notes

4.19(1)	Joinder Agreement to the Registration Rights Agreement, dated July 20, 2011, among WMG Acquisition Corp., the subsidiary guarantors listed on the signature pages thereto and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 11.50% Senior Notes due 2018

4.20(1)	Joinder Agreement to the Registration Rights Agreement, dated July 20, 2011, among WMG Holdings Corp. and Credit Suisse Securities (USA) LLC and UBS Securities LLC, as representatives of the initial purchasers, relating to the 13.75% Senior Notes due 2019

4.21(19)	Guarantee, dated August 2, 2011, issued by Warner Music Group Corp., relating to the 13.75% Senior Notes due 2019

4.22(21)	Guarantee, dated December 8, 2011, issued by Warner Music Group Corp., relating to the New Secured Notes

4.23(21)	Guarantee, dated December 8, 2011, issued by Warner Music Group Corp., relating to the Existing Secured Notes

4.24(21)	Guarantee, dated December 8, 2011, issued by Warner Music Group Corp., relating to the 11.50% Senior Notes due 2018

5.1$	Opinion of Debevoise & Plimpton LLP

10.1**(5)	Amended and Restated Employment Agreement, dated as of March 14, 2008, by and between WMG Acquisition Corp. and Edgar Bronfman, Jr.

10.2**(6)	Amended and Restated Employment Agreement, dated as of March 14, 2008, by and between WMG Acquisition Corp. and Lyor Cohen

10.3**(7)	Employment Agreement, dated as of November 14, 2008, by and between WMG Acquisition Corp. and Michael D. Fleisher

10.4**(8)	Letter Agreement, dated July 21, 2008, by and between Warner Music Inc. and Steven Macri

10.5**(5)	Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.

10.6**(6)	Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Lyor Cohen

10.7**(9)	Warner Music Group Corp. Amended and Restated 2005 Omnibus Award Plan

10.8**(11)	Amendment, dated as of January 18, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.

10.9**(11)	Amendment, dated as of January 18, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008, by and between Warner Music Group Corp. and Lyor Cohen

10.10**(4)	Second Amendment, dated as of May 20, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008 and as amended on January 18, 2011, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.

10.11**(4)	Second Amendment, dated as of May 20, 2011, to Restricted Stock Award Agreement, dated as of March 15, 2008 and as amended on January 18, 2011, by and between Warner Music Group Corp. and Lyor Cohen

10.12(3)	Office Lease, dated June 27, 2002, by and between Media Center Development, LLC and Warner Music Group Inc., as amended

10.13(3)	Lease, dated as of February 1, 1996, between 1290 Associates, L.L.C. and Warner Communications Inc.

10.14(3)	Consent to Assignment of Sublease, dated October 5, 2001, between 1290 Partners, L.P., Warner Music Group, Inc., The Equitable Life Assurance Society of the United States and The Bank of New York

10.15(3)	Lease, dated as of February 29, 2004, between Historical TW Inc. and Warner Music Group Inc.

10.16(10)	Assurance of Discontinuance, dated November 22, 2005

10.17(1)	Management Agreement, made as of July 20, 2011, by and among Warner Music Group Corp., WMG Holdings Corp, and Access Industries Inc.

10.18*(14)	US/Canada Manufacturing and PP&S Agreement, effective as of July 1, 2010, by and between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC

10.19*(14)	US/Canada Transition Agreement, executed as of July 1, 2010, by and between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC

10.20*(14)	International Manufacturing and PP&S Agreement, effective as of July 1, 2010, by and between WEA International, Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.21*(14)	International Transition Agreement, executed as of July 1, 2010, by and between WEA International, Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.22**(15)	Warner Music Group Corp. Deferred Compensation Plan

10.23(16)	First Letter Amendment, dated January 14, 2011 to the US/Canada Manufacturing and PP&S Agreement, dated as of July 1, 2010, between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC and the International Manufacturing and PP&S Agreement, dated as of July 1, 2010, between WEA International, Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.24*(16)	Second Letter Amendment, dated January 21, 2011 to the US/Canada Manufacturing and PP&S Agreement, dated as of July 1, 2010, between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.25*(16)	Third Letter Amendment, dated January 25, 2011 to the US/Canada Manufacturing and PP&S Agreement, dated as of July 1, 2010, between Warner-Elektra-Atlantic Corporation and Cinram International Inc., Cinram Manufacturing LLC and Cinram Distribution LLC and the International Manufacturing and PP&S Agreement, dated as of July 1, 2010, between WEA International Inc. and Cinram International Inc., Cinram GmbH and Cinram Operations UK Limited

10.26(13)	Security Agreement, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the Grantors party thereto and Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties and as Notes Authorized Representative

10.27(13)	Copyright Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties

10.28(13)	Patent Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties

10.29(13)	Trademark Security Agreement, dated as of May 28, 2009, made by the Grantors listed on the signature pages thereto in favor of Wells Fargo Bank, National Association, as Collateral Agent for the Secured Parties

10.30**(4)	Form of Indemnification Agreement between Warner Music Group Corp. and its directors

10.31**(2)	Letter Agreement and Release, dated May 9, 2011, between Warner Music Group Corp. and Michael D. Fleisher

10.32(1)	Credit Agreement, dated as of July 20, 2011, among WMG Acquisition Corp., each lender from time to time party thereto and Credit Suisse AG, as administrative agent

10.33(1)	Subsidiary Guaranty, dated as of July 20, 2011 made by the Persons listed on the signature pages thereof under the caption “Subsidiary Guarantors” and the Additional Guarantors in favor of the Secured Parties

10.34**(21)	Agreement, dated July 19, 2011, by and between Warner Music Group Corp. and Edgar Bronfman, Jr.

10.35(1)	Copyright Security Agreement, dated July 20, 2011, made by 615 Music Library, LLC in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.36(1)	Copyright Security Agreement, dated July 20, 2011, made by The All Blacks, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties.

10.37(1)	Copyright Security Agreement, dated July 20, 2011, made by Ferret Music LLC in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.38(1)	Copyright Security Agreement, dated July 20, 2011, made by Ferret Music Holdings LLC, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties.

10.39(1)	Copyright Security Agreement, dated July 20, 2011, made by J. Ruby Productions, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.40(1)	Copyright Security Agreement, dated July 20, 2011, made by Six-Fifteen Music Productions, Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.41(1)	Copyright Security Agreement, dated July 20, 2011, made by Summy-Birchard Inc. in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties.

10.42(1)	Trademark Security Agreement, dated July 20, 2011, made by Warner Music Nashville LLC in favor of Wells Fargo Bank, National Association, as collateral agent for the Secured Parties

10.43(1)	Security Agreement Supplement, dated July 20, 2011, to the Security Agreement, dated as of May 28, 2009, among WMG Acquisition Corp., WMG Holdings Corp., the subsidiary guarantors and Wells Fargo Bank, National Association, as collateral agent and notes authorized representative

10.44(20)	Amendment No. 1, dated as of September 28, 2011 to the Security Agreement dated as of May 28, 2009 among WMG Acquisition Corp., WMG Holdings Corp., the other Persons listed on the signature pages thereof, Wells Fargo Bank, National Association, as Collateral Agent, Wells Fargo Bank, National Association, as trustee under the Indenture and the other Authorized Representatives listed on the signature pages thereof

10.45**(21)	Letter Agreement, dated as of December 29, 2010, between Warner/Chappell Music, Inc. and Cameron Strang

10.46**(21)	Letter Agreement, dated as of February 11, 2011, between Warner Music, Inc. and Paul M. Robinson

10.47**(22)	Employment Agreement, dated as of November 10, 2011, between Warner Music Inc. and Brian Roberts

10.48**(22)	Separation Agreement and Release, dated November 10, 2011, between Warner Music Inc. and Steven Macri

12.1$	Computation of Ratio of Earnings to Fixed Charges

21.1$	List of Subsidiaries

23.1$	Consent of Ernst & Young LLP

23.2	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1)

25.1$	Statement of Eligibility of Wells Fargo Bank, N.A. on Form T-1.

99.1$	Form of Letter of Transmittal

99.2$	Form of Notice of Guaranteed Delivery

99.3$	Form of Instruction to Registered Holder and/or Book Entry Transfer Participant from Beneficial Owner

$	Filed herewith
*	Exhibit omits certain information that has been filed separately with the Securities and Exchange Commission and has been granted confidential treatment
**	Represents management contract, compensatory plan or arrangement in which directors and/or executive officers are eligible to participate
(1)	Incorporated by reference to Warner Music Group Corp.’s Current report on Form 8-K filed on July 26, 2011 (File No. 001-32502)
(2)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 (File No. 001-32502)
(3)	Incorporated by reference to WMG Acquisition Corp.’s Amendment No. 2 to the Registration Statement on Form S-4 filed on January 24, 2005 (File No. 333-121322)
(4)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-32502)
(5)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on March 17, 2008 (File No. 001-32502)
(6)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on March 19, 2008 (File No. 001-32502)
(7)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on November 14, 2008 (File No. 001-32502)
(8)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on September 16, 2008 (File No. 001-32502)
(9)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended June 30, 2009 (File No. 001-32502)
(10)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on November 23, 2005 (File No. 001-32502)
(11)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on January 19, 2011 (File No. 001-32502)
(12)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 24, 2011 (File No. 001-32502)
(13)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 29, 2009 (File No. 001-32502)
(14)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended December 31, 2010 (File No. 001-32502)
(15)	Incorporated by reference to Warner Music Group Corp.’s Registration Statement on Form S-8 filed on November 23, 2010 (File No. 333-170771)
(16)	Incorporated by reference to Warner Music Group Corp.’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 (File No. 001-32502)
(17)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on May 9, 2011 (File No. 001-32502)

(18)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on July 20, 2011 (File No. 001-32502)
(19)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on August 4, 2011 (File No. 001-32502)
(20)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on October 3, 2011 (File No. 001-32502)
(21)	Incorporated by reference to Warner Music Group Corp.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (File No. 001-32502)
(22)	Incorporated by reference to Warner Music Group Corp.’s Current Report on Form 8-K filed on November 10, 2011 (File No. 001-32502)
(23)	Incorporated by reference to WMG Holdings Corp.’s Registration Statement on Form S-4 filed on July 21, 2005 (File No. 333-126786)

ITEM 22.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Warner Music Group Corp. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 25, 2012.

WARNER MUSIC GROUP CORP.

By:	/s/ Stephen Cooper
Name: Stephen Cooper
Title: CEO and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul M. Robinson and Trent Tappe jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on January 25, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Stephen Cooper	CEO and Director (Principal Executive Officer)
Stephen Cooper

/s/ Brian Roberts	Executive Vice President and Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer)
Brian Roberts

/s/ Edgar Bronfman, Jr.	Chairman of the Board of Directors
Edgar Bronfman, Jr.

/s/ Len Blavatnik	Vice Chairman of the Board of Directors
Len Blavatnik

/s/ Lincoln Benet	Director
Lincoln Benet

/s/ Alex Blavatnik	Director
Alex Blavatnik

/s/ Lyor Cohen	Director
Lyor Cohen

/s/ Thomas H. Lee	Director
Thomas H. Lee

/s/ Jörg Mohaupt	Director
Jörg Mohaupt

/s/ Cameron Strang	Director
Cameron Strang

/s/ Donald Wagner	Director
Donald Wagner

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, WMG Holdings Corp. has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 25, 2012.

WMG HOLDINGS CORP.

By:	/s/ Stephen Cooper
	Name:	Stephen Cooper
	Title:	CEO and Director (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul M. Robinson and Trent Tappe jointly and severally, as his true and lawful attorney-in-fact and agent, acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on January 25, 2012 by the following persons in the capacities indicated.

Signature	Title

/s/ Stephen Cooper	CEO and Director (Principal Executive Officer)
Stephen Cooper

/s/ Brian Roberts	CFO (Principal Financial Officer, Principal Accounting Officer)
Brian Roberts

/s/ Edgar Bronfman, Jr.	Director
Edgar Bronfman, Jr.

/s/ Donald Wagner	Director
Donald Wagner